Filed Pursuant to Rule 424(b)(4)
Registration No. 333-175090
PROSPECTUS

Memorial Production Partners LP
9,000,000 Common Units
Representing Limited Partner Interests

We are a Delaware limited partnership formed in April 2011 by Memorial Resource Development LLC to own and acquire oil and natural gas properties in North America. This is the initial public offering of our common units. No public market currently exists for our common units. We have been approved to list our common units on the NASDAQ Global Market under the symbol “MEMP.”

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 24.

These risks include the following:

•	We may not have sufficient cash flow from operations to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates.

•	We would not have generated sufficient available cash on a pro forma basis to have paid the minimum quarterly distribution on all of our units for the twelve months ended September 30, 2011.

•	Our estimated oil and natural gas reserves will naturally decline over time, and we may be unable to sustain distributions at the level of our minimum quarterly distribution.

•	Oil and natural gas prices are very volatile and a decline in oil or natural gas prices could cause us to reduce our distributions or cease paying distributions altogether.

•	Our general partner and its affiliates will own a controlling interest in us and will have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of our unitholders.

•	Memorial Resource, the Funds and other affiliates of our general partner will not be limited in their ability to compete with us.

•	Neither we nor our general partner have any employees and we will rely solely on the employees of Memorial Resource to manage our business. The management team of Memorial Resource, which includes the individuals who will manage us, will also perform substantially similar services for itself and will own and operate its own assets, and thus will not be solely focused on our business.

•	Our unitholders have limited voting rights and are not entitled to elect our general partner or its board of directors.

•	Our unitholders will experience immediate and substantial dilution of $5.68 per unit.

•	Our tax treatment depends on our status as a partnership for federal income tax purposes.

•	Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total

Public offering price	$19.000	$171,000,000
Underwriting discount(1)	$1.235	$11,115,000
Proceeds, before expenses, to Memorial Production Partners LP	$17.765	$159,885,000

(1)	Excludes a structuring fee equal to 0.25% of the gross proceeds of this offering payable to Citigroup Global Markets Inc.

To the extent that the underwriters sell more than 9,000,000 common units in this offering, the underwriters have the option to purchase up to an additional 1,350,000 common units on the same terms and conditions as set forth above.

The underwriters expect to deliver the common units on or about December 14, 2011.

Citigroup	Raymond James	Wells Fargo Securities

Barclays Capital	J.P. Morgan	RBC Capital Markets

Sanders Morris Harris

December 8, 2011

Pro Forma Company Overview [1]	
2010 Net Production (Bcfe)	52
Est. Proved Reserves (Bcfe)	325
Proved Developed	81%
Gas	88%
Total Proved Reserve Life (R/P)	17
Net Acreage	118,974
Net Producing Wells	609
Drilling and Recompletion Opportunities	345

South Texas	
Est. Proved Reserves (Bcfe)	172
2010 Net Production (MMcfe/d)	32
Total Proved Reserve Life (R/P)	15
Net Acreage	74,214
Net Producing Wells	424
Drilling and Recompletion Opportunities	255

East Texas	
Est. Proved Reserves (Bcfe)	153
2010 Net Production (MMcfe/d)	20
Total Proved Reserve Life (R/P)	21
Net Acreage	44,760
Net Producing Wells	185
Drilling and Recompletion Opportunities	90

Texas

South Texas Assets
Zavala
Frio
Atascosa
Karnes
Dimmit
La Salle
Webb
Duval
Zapata
Jim Hogg
Brooks
Starr
Hidalgo
Kenedy
Willacy
Cameron
Nueces
Kleberg
Bee
Goliad
Victoria
Refugio
Jackson

East Texas Assets
Cooke
Lamar
Red River
Bowie
Wise
Denton
Collin
Hunt
Hopkins
Cass
Parker
Tarrant
Dallas
Wood
Marion
Hood
Ellis
Smith
Rusk
Bosque
Hill
Navarro
Anderson
Shelby
McLennan
Freestone
Leon
Houston
Falls
Bell
Sabine

Pro Forma Production

52 MMcfe/d, 88% Gas, R/P of 17 years

East Texas 39%
South Texas 61%

Pro Forma Proved Reserves

325 Bcfe, 88% Gas

East Texas 47%
South Texas 53%

(1) Reserves pro forma as of December 31, 2010 and production pro forma for the year ended December 31, 2010. Reserves and production calculated on a 6 Mcf to 1 Bbl conversion factor.

i

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

Through and including January 2, 2012 (25 days after the date of this prospectus), all dealers that effect transactions in our common units, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable and that the information is accurate and complete, we have not independently verified the information.

Commonly Used Defined Terms

As used in this prospectus, unless we indicate otherwise, the following terms have the following meanings:

•	“Memorial Production Partners,” “the partnership,” “we,” “our,” “us” or like terms refer collectively to Memorial Production Partners LP and its subsidiaries;

•	“our general partner” refers to Memorial Production Partners GP LLC, our general partner;

•	“our predecessor” refers collectively to (a) BlueStone Natural Resources Holdings, LLC and its wholly-owned subsidiaries, (b) certain oil and natural gas properties owned by Classic Hydrocarbons Holdings, L.P., and (c) for periods after April 8, 2011, certain oil and natural gas properties owned by WHT Energy Partners LLC, a subsidiary of Memorial Resource that acquired those properties in April 2011, which are collectively our predecessor for accounting purposes and the owners, prior to the formation transactions, of the Partnership Properties;

•	“the Funds” refers collectively to Natural Gas Partners VIII, L.P., Natural Gas Partners IX, L.P. and NGP IX Offshore Holdings, L.P.;

•	“Memorial Resource” refers collectively to Memorial Resource Development LLC and its subsidiaries;

•	“Partnership Properties” or “our properties” refers to the properties, producing wells, and related oil and natural gas interests to be contributed to us by our predecessor and certain other subsidiaries of Memorial Resource in connection with this offering;

•	“formation transactions” refers to (i) the contribution by the Funds of their respective controlling ownership interests in certain of their subsidiaries (including our predecessor) to Memorial Resource prior to the closing of this offering and (ii) the contribution by Memorial Resource to us of the Partnership Properties (including the contribution to us of Columbus Energy, LLC, a wholly-owned subsidiary of BlueStone Natural Resources Holdings, LLC, and ETX I LLC, a wholly-owned subsidiary of WHT Energy Partners LLC, each of which owns certain of the Partnership Properties) at the closing of this offering, in each case including transactions related thereto, which are described on page 8; and

•	“our management,” “our employees,” or similar terms refer to the management or other personnel of our general partner or, as applicable, provided to us or our general partner by Memorial Resource under an omnibus agreement among us, our general partner and Memorial Resource.

v

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 24 and the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters do not exercise their option to purchase additional common units.

Unless we indicate otherwise, our financial, reserve and operating information in this prospectus is presented on a pro forma basis as if this offering and the other transactions contemplated by this prospectus, including the formation transactions, had occurred on January 1, 2010 or October 1, 2010, as applicable, in the case of pro forma financial income statement or operating data, and on December 31, 2010 or September 30, 2011, as applicable, in the case of pro forma balance sheet information. We include a glossary of some of the oil and natural gas industry terms used in this prospectus in Appendix B.

The pro forma estimated proved reserve information for all of the Partnership Properties as of December 31, 2010 contained in this prospectus is based on the following: (1) approximately 53% of the estimated proved reserve volumes are based on a reserve report relating to our South Texas properties prepared by the independent petroleum engineers of Netherland, Sewell & Associates, Inc. (or NSAI), a summary of which is included in this prospectus as Appendix C; (2) approximately 35% of the estimated proved reserve volumes are based on evaluations relating to certain of our East Texas properties prepared by Memorial Resource’s internal reserve engineers and audited by NSAI, a summary of which is included in this prospectus as Appendix D; and (3) the remaining approximately 12% of the estimated proved reserve volumes are based on a reserve report relating to certain of our East Texas properties prepared by the independent petroleum engineers of Miller and Lents, Ltd. (or Miller and Lents), a summary of which is included in this prospectus as Appendix E. We refer to these reports and evaluations collectively as our “reserve reports.”

Memorial Production Partners LP

Overview

We are a Delaware limited partnership formed in April 2011 by Memorial Resource to own and acquire oil and natural gas properties in North America. Our primary business objective is to generate stable cash flows, allowing us to make quarterly cash distributions to our unitholders and, over time, to increase those quarterly cash distributions. We believe our properties are well suited for our partnership because they consist of mature onshore oil and natural gas reservoirs with long-lived, predictable production profiles and modest capital requirements. As of December 31, 2010, our total estimated proved reserves were approximately 325 Bcfe, of which approximately 81% were classified as proved developed reserves including approximately 14% classified as proved developed non-producing. Based on our pro forma average net production for the year ended December 31, 2010 of 52 MMcfe/d, our total estimated proved reserves had a reserve-to-production ratio of 17 years. Based on our pro forma proved reserves volumes at December 31, 2010, we or Memorial Resource operate 94% of the properties in which we have interests, and we own an average working interest of 43% across our oil and natural gas properties.

We believe our business relationship with Memorial Resource, which owns our general partner and will own approximately 44.0% of our outstanding common units and all of our subordinated units, will enhance our ability to maintain or grow our production and expand our proved reserves base over time. Memorial Resource is a Delaware limited liability company formed by Natural Gas Partners VIII, L.P., Natural Gas Partners IX, L.P. and NGP IX Offshore Holdings, L.P., which we refer to as the Funds, to own, acquire, exploit and develop oil and natural gas properties and to own our general partner. As part of the formation transactions, the Funds will contribute to Memorial Resource their respective ownership of five separate portfolio companies (including our predecessor), all of which are engaged in the business of owning, acquiring, exploiting, and developing oil and natural gas properties, and certain of which will contribute the Partnership Properties to us. Memorial Resource will engage in its business with the objective of growing its reserves, production and cash flows, as well as owning our general partner and a significant limited partner interest in us.

Our Properties

Our properties are located in South and East Texas and consist of mature, legacy onshore oil and natural gas reservoirs. We believe our properties are well suited for our partnership because they have predictable production profiles, low decline rates, long reserve lives and modest capital requirements. The Partnership Properties consist of operated working interests in producing and undeveloped leasehold acreage and in identified producing wells in South and East Texas, and non-operated working interests in producing and undeveloped leasehold acreage. As of December 31, 2010, we owned 133,309 gross (112,828 net) acres of developed properties and 14,374 gross (6,146 net) acres of undeveloped properties, all held by production, with 345 proved low-risk infill drilling, recompletion and development opportunities in our core operational areas. As of December 31, 2010, we had interests in 1,290 gross (609 net) producing wells across our properties, with an average working interest of 47%. Based on our forecasted daily production which is reflected in our reserve reports, the average estimated decline rate for our existing proved developed producing reserves is approximately 9% for the twelve months ending December 31, 2011, approximately 9% compounded average annual decline for the subsequent four years and approximately 8% per year thereafter. As of December 31, 2010, approximately 60 Bcfe, or 19%, of our estimated proved reserves were classified as proved undeveloped, of which approximately 83% were natural gas. Based on the production estimates and pricing assumptions included in our reserve reports, we believe that through 2015, our low-risk development inventory will provide us with the opportunity to maintain our targeted average net production of 49 MMcfe/d without acquiring incremental reserves.

The following table summarizes pro forma information by producing region regarding our estimated oil and natural gas reserves as of December 31, 2010 and our average net production for the year ended December 31, 2010. The reserve estimates attributable to the Partnership Properties are derived from our reserve reports.

	Estimated Pro Forma			Average Net Pro		Average
	Net Proved Reserves			Forma Production		Reserve-to-	Producing
		% Natural	% Proved			Production	Wells
	Bcfe	Gas	Developed	MMcfe/d	%	Ratio(1)	Gross	Net
						(Years)

South Texas	172.2	98%	87%	32	61%	15	563	424
East Texas	152.5	76%	76%	20	39%	21	727	185

Total	324.7	88%	81%	52	100%	17	1,290	609

(1)	The average reserve-to-production ratio is calculated by dividing estimated pro forma net proved reserves as of December 31, 2010 by average pro forma net production for the year ended December 31, 2010.

Our Hedging Strategy

We expect to adopt a hedging policy designed to reduce the impact to our cash flows from commodity price volatility. Under this policy, we intend to enter into commodity derivative contracts covering approximately 65% to 85% of our estimated production from total proved developed producing reserves over a three-to-five year period at any given point of time. We may, however, from time to time hedge more or less than this approximate range. Memorial Resource will contribute to us at the closing of this offering derivative contracts for the three months ending December 31, 2011 and the years ending December 31, 2012, 2013, 2014, and 2015 covering approximately 77%, 75%, 69%, 14% and 8%, respectively, of our estimated production from our total proved developed producing reserves existing as of December 31, 2010, based on our reserve reports.

Our commodity derivative contracts may consist of natural gas, oil and NGL financial swaps, put options and/or collar contracts and natural gas basis financial swaps. By removing a significant portion of price volatility associated with production, we believe we will mitigate, but not eliminate, the potential negative effects of reductions in commodity prices on our cash flow from operations for those periods. However, our hedging activity may also reduce our ability to benefit from increases in commodity prices. Additionally, we intend to individually identify these non-speculative hedges as “designated hedges” for U.S. federal income tax purposes as we enter into them. For a description of our commodity derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources — Commodity Derivative Contracts.”

Our Principal Business Relationships

We view our relationships with Memorial Resource, Natural Gas Partners and the Funds as significant competitive strengths. We believe these relationships will provide us with potential acquisition opportunities from a portfolio of additional oil and natural gas properties that meet our acquisition criteria, as well as access to personnel with extensive technical expertise and industry relationships.

Our Relationship with Memorial Resource

Following the completion of this offering, Memorial Resource will be our largest unitholder, holding 7,061,294 common units (approximately 44.0% of all outstanding) and 5,360,912 subordinated units (100% of all outstanding), and will own all of the voting interests in our general partner and 50% of the economic interest in our incentive distribution rights. After giving effect to the formation transactions, Memorial Resource had (i) total estimated proved reserves of 1,036 Bcfe at December 31, 2010, primarily located in East Texas, North Louisiana and the Rockies, of which approximately 81% were natural gas, and approximately 34% were classified as proved developed reserves, and (ii) interests in over 398,000 gross (173,000 net) acres of undeveloped properties. We believe that many of these properties are (or after additional capital is invested will become) suitable for us, based on our criteria that suitable properties consist of mature onshore oil and natural gas reservoirs with long-lived, low-decline, predictable production profiles. We also believe the largely contiguous and overlapping nature of Memorial Resource’s and our East Texas acreage, along with joint ownership in specific properties, will provide key operational, logistical and technical benefits derived from our aligned interests and information sharing among personnel, in addition to various economic benefits.

The following table summarizes pro forma information by producing region regarding Memorial Resource’s estimated oil and natural gas reserves as of December 31, 2010 and its average net production for the year ended December 31, 2010.

	Estimated Pro Forma					Average
	Net Proved Reserves(1)			Average Net Pro		Reserve-to-	Producing
			% Proved	Forma Production		Production	Wells
	Bcfe	% Natural Gas	Developed	MMcfe/d	%	Ratio(2)	Gross	Net
						(Years)

East Texas(3)	760.6	84%	30%	43	64%	48	1,067	306
North Louisiana	224.7	73%	44%	18	27%	35	267	172
Rockies	51.0	67%	41%	6	9%	25	123	85

Total	1,036.3	81%	34%	67	100%	43	1,457	563

(1)	Memorial Resource’s estimated pro forma net proved reserves are (i) based primarily on reserve reports prepared by third-party independent petroleum engineers and (ii) exclusive of our estimated pro forma net proved reserves.

(2)	The average reserve-to-production ratio is calculated by dividing estimated pro forma net proved reserves as of December 31, 2010 by average pro forma net production for the year ended December 31, 2010.

(3)	Includes properties in which we have a joint interest. Memorial Resource’s portion of these properties included 169 Bcfe of reserves as of December 31, 2010 and 20 MMcfe/d of average net pro forma production for the year ended December 31, 2010 associated with properties acquired by WHT Energy

Partners LLC in April 2011. Please read “— Our Partnership Structure and Formation Transactions — Background Information Regarding Our Predecessor and the Partnership Properties.”

As a result of its significant ownership interests in us and our general partner, we believe Memorial Resource will be motivated to support the successful execution of our business strategy and will provide us with opportunities to pursue acquisitions that will be accretive to our unitholders. Memorial Resource views our partnership as part of its growth strategy, and we believe that Memorial Resource will be incentivized to contribute or sell additional assets to us and to pursue acquisitions jointly with us in the future. However, Memorial Resource will regularly evaluate acquisitions and dispositions and may elect to acquire or dispose of properties in the future without offering us the opportunity to participate in those transactions. Moreover, after this offering, Memorial Resource will continue to be free to act in a manner that is beneficial to its interests without regard to ours, which may include electing not to present us with future acquisition opportunities. Although we believe Memorial Resource will be incentivized to offer properties to us for purchase, none of Memorial Resource, the Funds or any of their affiliates will have any obligation to sell or offer properties to us following the consummation of this offering. If Memorial Resource fails to present us with, or successfully competes against us for, acquisition opportunities, then our ability to replace or increase our estimated proved reserves may be impaired, which would adversely affect our cash flow from operations and our ability to make cash distributions to our unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

Memorial Resource will also provide management, administrative, and operations personnel to us and our general partner under an omnibus agreement that it will enter into with us and our general partner at the completion of this offering. Under this agreement, we will utilize Memorial Resource’s staff of 49 engineers and geologists and 106 management and administrative personnel as of November 1, 2011, who collectively have an average of 23 years of experience operating properties in our areas of operations. Please read “Management” for more information about the management of our partnership and our use of Memorial Resource personnel, and “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement” for more information about the omnibus agreement.

Our Relationship with Natural Gas Partners and the Funds

Founded in 1988, Natural Gas Partners, or NGP, is a family of private equity investment funds with aggregate committed capital of over $7 billion, organized to make direct equity investments in the energy industry. NGP is part of the investment platform of NGP Energy Capital Management, one of the leading investment franchises in the natural resources sector with over $9 billion in aggregate committed capital under management. The employees of NGP are experienced energy professionals with substantial expertise in investing in the oil and natural gas business. In connection with NGP’s business, these employees review a large number of potential acquisitions and are involved in decisions relating to the acquisition and disposition of oil and natural gas assets by the various portfolio companies in which NGP owns interests. We believe that our relationship with NGP, and its experience investing in oil and natural gas companies, provides us with a number of benefits, including increased exposure to acquisition opportunities and access to a significant group of transactional and financial professionals who have experience in assisting the companies in which it has invested to meet their financial and strategic growth objectives. Although we may have the opportunity to make acquisitions as a result of our relationship with NGP, NGP has no legal obligation to offer to us (or inform us about) any acquisition opportunities, may decide not to offer any acquisition opportunities to us and is not restricted from competing with us, and we cannot say which, if any, of such potential acquisition opportunities we would choose to pursue.

The Funds, which are three of the private equity funds managed by NGP, collectively own 100% of Memorial Resource. The Funds also will collectively directly own, through non-voting membership interests in our general partner, 50% of the economic interest in our incentive distribution rights. The remaining economic interest in our incentive distribution rights is owned by Memorial Resource. Given this alignment of interests between NGP, the Funds, Memorial Resource and us, we believe we will benefit from the collective expertise of NGP’s employees and their extensive network of industry relationships, and accordingly the access to potential acquisition opportunities that might not otherwise be available to us.

Our Business Strategies

Our primary business objective is to generate stable cash flows, allowing us to make quarterly cash distributions to our unitholders and, over time, to increase those quarterly cash distributions. To achieve our objective, we intend to execute the following business strategies:

•	Maintain and grow a stable production profile through accretive acquisitions and low-risk development;

•	Strategically utilize our relationship with Memorial Resource, the Funds, and their respective affiliates (including NGP) to gain access to and, from time to time, acquire producing oil and natural gas properties that meet our acquisition criteria;

•	Leverage our relationships with Memorial Resource, the Funds, and their respective affiliates (including NGP) to participate in acquisitions of third party producing properties and to increase the size and scope of our potential third-party acquisition targets;

•	Exploit opportunities on our current properties and manage our operating costs and capital expenditures;

•	Reduce exposure to commodity price risk and stabilize cash flows through a disciplined commodity hedging policy; and

•	Maintain reasonable levels of indebtedness to permit us to opportunistically finance acquisitions.

For a more detailed description of our business strategies, please read “Business and Properties — Our Business Strategies.”

Our Competitive Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and achieve our objective of generating and growing cash available for distribution:

•	Our long-lived reserves with significant production history and predictable production decline rates;

•	Our relationships with Memorial Resource, the Funds, and their respective affiliates (including NGP), which we believe will provide us with access to a portfolio of additional oil and natural gas properties that meet our acquisition criteria;

•	Our management team’s extensive experience in the acquisition, development and integration of oil and natural gas assets;

•	Our relationship with Memorial Resource, which provides us with extensive technical expertise in and familiarity with developing and operating oil and natural gas assets within our core focus areas;

•	Our relationships with Memorial Resource, the Funds, and their respective affiliates (including NGP), which we believe will help us with access to and in the evaluation and execution of future acquisitions;

•	Our diverse distribution of reserve value, with 1,290 gross (609 net) producing wells as of December 31, 2010, none of which contains estimated proved reserves in excess of 2% of our total estimated proved reserves as of December 31, 2010;

•	Our inventory of 345 proved low-risk infill drilling, recompletion and development opportunities in our core operational areas; and

•	Our competitive cost of capital and financial flexibility.

For a more detailed discussion of our competitive strengths, please read “Business and Properties — Our Competitive Strengths.”

Risk Factors

An investment in our common units involves risks. Below is a summary of certain key risk factors that you should consider in evaluating an investment in our common units. This list is not exhaustive. Please read the full discussion of these risks and other risks described under “Risk Factors” beginning on page 24.

Risks Related to Our Business

•	We may not have sufficient cash to pay the minimum quarterly distribution on our common units, following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates.

•	We would not have generated sufficient available cash on a pro forma basis to have paid the minimum quarterly distribution on all of our units for the twelve months ended September 30, 2011.

•	Our estimated oil and natural gas reserves will naturally decline over time, and it is unlikely that we will be able to sustain distributions at the level of our minimum quarterly distribution without making accretive acquisitions or substantial capital expenditures that maintain our asset base.

•	Oil and natural gas prices are very volatile, and a decline in oil or natural gas prices will cause a decline in our cash flow from operations, which could cause us to reduce our distributions or cease paying distributions altogether.

Risks Inherent in an Investment in Us

•	Our general partner and its affiliates will own a controlling interest in us and will have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of our unitholders.

•	Memorial Resource, the Funds and other affiliates of our general partner will not be limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses.

•	Neither we nor our general partner have any employees and we will rely solely on the employees of Memorial Resource to manage our business. The management team of Memorial Resource, which includes the individuals who will manage us, will also perform substantially similar services for itself and will own and operate its own assets, and thus will not be solely focused on our business.

•	Our predecessor has material weaknesses in its internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

•	Our unitholders have limited voting rights and are not entitled to elect our general partner or its board of directors. Memorial Resource, as the owner of our general partner, will have the power to appoint and remove our general partner’s directors.

•	Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights, without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

•	Control of our general partner and its incentive distribution rights may be transferred to a third party without unitholder consent.

•	We may issue an unlimited number of additional units, including units that are senior to the common units, without unitholder approval, which would dilute unitholders’ ownership interests.

•	Even if our unitholders are dissatisfied, they cannot remove our general partner without Memorial Resource’s consent.

Tax Risks to Unitholders

•	Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service, or the IRS, were to treat us as a corporation for federal income tax purposes, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Our Partnership Structure and Formation Transactions

We are a Delaware limited partnership formed by Memorial Resource to own and acquire oil and natural gas properties. In connection with this offering, the following transactions, which we refer to as the formation transactions, will occur:

Prior to the closing of this offering:

•	The Funds will contribute their respective controlling ownership interests in certain of their subsidiaries (including our predecessor) to Memorial Resource; and

•	Memorial Resource will issue membership interests to the Funds reflecting an aggregate 100% membership interest in itself; and

At the closing of this offering:

•	Memorial Resource will cause certain of its subsidiaries, including our predecessor, to contribute to us (i) a 100% membership interest in Columbus Energy, LLC, which owns certain oil and natural gas properties, (ii) a 100% membership interest in ETX I LLC, which owns certain oil and natural gas properties, (iii) specified oil and natural gas properties, which we refer to collectively with the properties owned by Columbus Energy, LLC and ETX I LLC as the “Partnership Properties,” and (iv) commodity derivative contracts for the three months ending December 31, 2011 and the years ending December 31, 2012, 2013, 2014, and 2015, which, together with the commodity derivative contracts to which Columbus Energy, LLC and ETX I LLC are party, cover approximately 77%, 75%, 69%, 14% and 8%, respectively, of our estimated production from our total proved developed producing reserves existing as of December 31, 2010, based on our reserve reports;

•	We will issue to Memorial Resource 7,061,294 common units and 5,360,912 subordinated units, representing an aggregate 57.9% limited partner interest in us;

•	We will issue to our general partner 21,444 general partner units, representing a 0.1% general partner interest in us, and all of our incentive distribution rights, which will entitle our general partner to increasing percentages of the cash we distribute in excess of $0.54625 per unit per quarter;

•	Our general partner will issue an aggregate 50% non-voting membership interest in itself to the Funds that will entitle the Funds to 50% of any cash distributions or common units received by our general partner in respect of our incentive distribution rights;

•	We expect to receive net proceeds of approximately $150 million from the issuance and sale of 9,000,000 common units to the public, representing a 42.0% limited partner interest in us, and we will use the net proceeds as described in “Use of Proceeds”;

•	We expect to borrow approximately $130.0 million under a new $1.0 billion revolving credit facility, and we will use the proceeds as described in “Use of Proceeds”; and

•	We and our general partner will enter into an omnibus agreement with Memorial Resource, pursuant to which, among other things, Memorial Resource will provide us and our general partner with management, administrative and operating services.

If the underwriters exercise their option to purchase additional common units, we will use the net proceeds to reduce indebtedness incurred under our new revolving credit facility. If the underwriters exercise in full their option to purchase additional common units, the ownership interest of the public unitholders will increase to 10,350,000 common units, representing an aggregate 45.4% limited partner interest in us, the ownership interest of our general partner will increase to 22,795 general partner units, representing a 0.1% general partner interest in us, and the ownership interest of Memorial Resource will remain at 7,061,294 common units and 5,360,912 subordinated units, representing an aggregate 54.5% limited partner interest in us.

Background Information Regarding Our Predecessor and the Partnership Properties

The Partnership Properties consist of properties and interests that will be contributed to us by our predecessor (which consists of the combined financial data of (a) BlueStone Natural Resources Holdings, LLC, (b) certain oil and natural gas properties owned by Classic Hydrocarbons Holdings, L.P., and (c) for periods after April 8, 2011, certain oil and natural gas properties owned by WHT Energy Partners LLC (WHT), each a subsidiary of Memorial Resource). The properties being contributed to us by our predecessor include (1) certain of the properties acquired by our predecessor from Forest Oil Corporation (Forest Oil) in June 2010 (with respect to which certain financial statements are included elsewhere in this prospectus), (2) properties acquired by our predecessor from BP America Production Company (BP) in May 2011 (with respect to which certain financial statements are included elsewhere in this prospectus) and (3) a 40% undivided interest in the properties acquired by WHT in April 2011 (with respect to which certain financial statements are included elsewhere in this prospectus).

Our Ownership and Organizational Structure

The table and diagram below illustrates our ownership and organizational structure based on total units outstanding after giving effect to this offering and the related formation transactions and assumes that the underwriters do not exercise their option to purchase additional common units.

		Ownership
	Units	Interest

Common units held by the public	9,000,000	42.0%
Common units held by Memorial Resource	7,061,294	32.9%
Subordinated units held by Memorial Resource	5,360,912	25.0%
General partner units	21,444	0.1%

Total	21,443,650	100.0%

Principal Executive Offices and Internet Address

Our principal executive offices are located at 1401 McKinney, Suite 1025, Houston, Texas 77010, and our phone number is (713) 579-5700. Our website address is www.memorialpp.com and will be activated in connection with the closing of this offering. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, which we refer to as the SEC, available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

Management of the Partnership

We are managed and operated by the board of directors and executive officers of Memorial Production Partners GP LLC, our general partner. Upon the completion of this offering, the board of directors of our general partner will have five members. At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NASDAQ Global Market, or NASDAQ. Memorial Resource will appoint our second and third independent directors within 90 days and one year, respectively, of such date. Memorial Resource owns all of the voting membership interests in our general partner and has the sole right to appoint its entire board of directors. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. Some of the executive officers and/or directors of our general partner currently serve as executive officers and/or directors of Memorial Resource, and some of the directors of our general partner currently serve in executive or other capacities for the Funds and their affiliates, including NGP. For more information about the directors and officers of our general partner, please read “Management — Directors and Executive Officers.”

Neither we nor our subsidiaries will have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by Memorial Resource or others. We will reimburse our general partner and its affiliates for all expenses they incur or payments they make on our behalf. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Prior to the closing of this offering, we and our general partner will enter into an omnibus agreement with Memorial Resource pursuant to which, among other things, Memorial Resource will provide management, administrative and operating services for us and our general partner. Memorial Resource will not be liable to us for its performance of, or failure to perform, services under this agreement unless there has been a final decision determining that Memorial Resource acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. Our general partner will determine the expenses (including general and administrative expenses) to be reimbursed by us in accordance with our partnership agreement. We currently expect those general and administrative expenses (including those to be allocated to us by Memorial Resource) to be approximately $5.0 million for the twelve months ending December 31, 2012. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement.”

As is common with publicly traded partnerships and in order to maintain operational flexibility, we will conduct our operations through subsidiaries. We will initially have one direct subsidiary, Memorial Production Operating LLC, a Delaware limited liability company that will conduct business itself and through any subsidiaries that it may form or acquire. Memorial Production Operating LLC will initially have two direct subsidiaries, Columbus Energy, LLC and ETX I LLC, each a Delaware limited liability company.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in a manner beneficial to the holders of our common and subordinated units. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, the officers and directors of our general partner also have a fiduciary duty to manage the business of our general partner in a manner beneficial to its owner, which is Memorial

Resource. The officers and directors of Memorial Resource, in turn, have a fiduciary duty to manage Memorial Resource’s business in a manner beneficial to its owners, which are the Funds. Memorial Resource, the Funds, and their respective affiliates (including NGP) each manage, own, and hold assets and investments in other entities that compete or may compete with us. Additionally, certain of our general partner’s executive officers and directors will continue to have economic interests, investments and other economic incentives in affiliates of the Funds. As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its owners and affiliates, on the other hand. For example, our general partner is entitled to make determinations that affect our ability to generate the cash flows necessary to make cash distributions to our unitholders, including determinations related to:

•	purchases and sales of oil and natural gas properties and other acquisitions and dispositions, including whether to pursue acquisitions that are also suitable for Memorial Resource, the Funds or their affiliates;

•	the manner in which our business is operated;

•	the level of our borrowings;

•	the amount, nature and timing of our capital expenditures; and

•	the amount of cash reserves necessary or appropriate to satisfy our general and administrative expenses, other expenses and debt service requirements, and to otherwise provide for the proper conduct of our business.

These determinations will have an effect on the amount of cash distributions we make to the holders of our units, which in turn has an effect on whether our general partner receives incentive cash distributions. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Risk Factors — Risks Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.”

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by the general partner to the limited partners and the partnership. Our partnership agreement limits the liability of our general partner and reduces the fiduciary duties it owes to holders of our common and subordinated units. Our partnership agreement also restricts the remedies available to holders of our common units for actions that might otherwise constitute a breach of the fiduciary duties that our general partner owes to our unitholders. By purchasing a common unit, unitholders agree to be bound by the terms of our partnership agreement and, pursuant to the terms of our partnership agreement, are treated as having consented to various actions contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties” for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders.

Additionally, neither our partnership agreement nor the omnibus agreement contains any restrictions on the ability of Memorial Resource, the Funds, or any of their respective affiliates (including NGP and its affiliates’ portfolio investments) to compete with us. None of Memorial Resource, the Funds or any of their respective affiliates (including NGP) is under any obligation to offer properties or refer acquisitions or other opportunities to us.

The Offering

Common units offered hereby	9,000,000 common units or 10,350,000 common units if the underwriters exercise in full their option to purchase additional common units.

Units outstanding after this offering	16,061,294 common units and 5,360,912 subordinated units, representing 74.9% and 25%, respectively, limited partner interests in us (17,411,294 common units and 5,360,912 subordinated units, representing 76.4% and 23.5%, respectively, limited partner interests in us if the underwriters exercise in full their option to purchase additional common units). The general partner will own 21,444 general partner units, or 22,795 general partner units if the underwriters exercise their option to purchase additional common units in full, in each case representing a 0.1% general partner interest in us.

Use of proceeds	We intend to use the estimated net proceeds of approximately $150 million from this offering, after deducting underwriting discounts, structuring fees and expenses, together with borrowings of approximately $130.0 million under our new revolving credit facility, to purchase the Partnership Properties from Memorial Resource and to pay fees and expenses associated with this offering and our formation transactions. We will use any net proceeds from the exercise of the underwriters’ option to purchase additional common units to repay additional indebtedness under our new revolving credit facility. Please read “Use of Proceeds.”

Cash distributions	We expect to make a minimum quarterly distribution of $0.4750 per unit per quarter on all common, subordinated and general partner units ($1.90 per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as “available cash,” and it is defined in our partnership agreement included in this prospectus as Appendix A. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.” For the first quarter that we are publicly traded, we will pay our unitholders a prorated distribution covering the period from the completion of this offering through December 31, 2011, based on the actual length of that period.

Assuming our general partner maintains its 0.1% general partner interest in us, our partnership agreement requires us to distribute all of our available cash each quarter in the following manner during the subordinated period:

• first, 99.9% to the holders of common units and 0.1% to our general partner, until each common unit has received the minimum quarterly distribution of $0.4750 plus any arrearages from prior quarters;

• second, 99.9% to the holders of subordinated units and 0.1% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $0.4750; and

• third, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until each unit has received a distribution of $0.54625.

If cash distributions to our unitholders exceed $0.54625 per common and subordinated unit in any quarter, our general partner will receive, in addition to distributions on its general partner interest, increasing percentages, up to 24.9%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

At the closing of this offering, the Funds will hold non-voting membership interests in our general partner that will entitle them to collectively receive 50% of any cash distributions made or common units issued to our general partner in respect of our incentive distribution rights. All other interests in our general partner will be owned by Memorial Resource. Please read “Certain Relationships and Related Party Transactions — Amended and Restated Limited Liability Company Agreement of Memorial Production Partners GP LLC.”

Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail in “Our Cash Distribution Policy and Restrictions on Distributions.”

Pro forma cash available for distribution generated during the year ended December 31, 2010 was approximately $47.3 million, which would have been sufficient to allow us to pay the full minimum quarterly distribution on our common units, general partner units and subordinated units during that period (assuming the underwriters exercise in full their option to purchase additional common units).

Pro forma cash available for distribution during the twelve months ended September 30, 2011 was approximately $39.6 million, which would have been sufficient to allow us to pay the full minimum quarterly distribution on our common units and general partner units and a quarterly distribution of $0.42 per unit on our subordinated units, or a quarterly distribution of $0.30 per unit on our subordinated units assuming the underwriters exercise in full their option to purchase additional common units, during that period.

We have not calculated available cash on a pro forma quarter-by-quarter basis for the year ended December 31, 2010 or the twelve months ended September 30, 2011 to determine if we would have generated available cash sufficient to pay the minimum quarterly distribution for each individual quarter during those periods. For a calculation of our ability to have made distributions to our unitholders based on our pro forma results of operations for the year ended December 31, 2010 and the twelve months ended

September 30, 2011, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

The amount of available cash we need to pay the minimum quarterly distribution for four quarters on our common units, general partner units and subordinated units to be outstanding immediately after this offering is approximately $40.7 million (or an average of approximately $10.2 million per quarter). Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

We believe, based on our financial forecast and related assumptions included in “Our Cash Distribution Policy and Restrictions on Distributions — Estimated Adjusted EBITDA for the Twelve Months Ending December 31, 2012,” that we will have sufficient available cash to pay the aggregate minimum quarterly distribution of $10.2 million on all of our common units, general partner units and subordinated units for the twelve months ending December 31, 2012. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	Memorial Resource will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, in any quarter during the subordination period, the subordinated units are entitled to receive the minimum quarterly distribution only after the common units have received their minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Accordingly, holders of subordinated units may receive a smaller distribution than holders of common units or no distribution at all. Subordinated units will not accrue arrearages.

The subordination period will begin on the closing date of this offering and will extend until the first business day on or after December 31, 2014 that we have earned and paid from operating surplus, in the aggregate, distributions on each outstanding common unit, subordinated unit and general partner unit and any other partnership interests that are senior or equal in right of distribution to the subordinated units equaling or exceeding the minimum quarterly distribution payable with respect to a period of twelve consecutive quarters immediately preceding such date, provided there are no arrearages in the minimum quarterly distribution on our common units at that time.

The subordination period will also end if our general partner is removed other than for cause, provided that units held by our general partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis and all common units thereafter will no longer be entitled to arrearages.

Early conversion of subordinated units	If we have earned and paid from operating surplus at least $0.59375 (125% of the minimum quarterly distribution) for each quarter in any four consecutive quarter period ending on or after December 31, 2012 on each outstanding common unit, subordinated unit, general partner unit and any other partnership interest that is senior or equal in right of distribution to the subordinated units, in addition to the corresponding incentive distributions for each such quarter, all of the outstanding subordinated units will convert into common units.

Issuance of additional units	We can issue an unlimited number of additional units, including units that are senior to the common units in right of distributions, liquidation and voting, on terms and conditions determined by our general partner, without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement — Issuance of Additional Securities.”

Limited voting rights	Our general partner will manage us and operate our business. Unlike stockholders of a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Memorial Resource and its affiliates will own an aggregate of approximately 57.9% of our outstanding common and subordinated units (or 54.5% of our outstanding common and subordinated units if the underwriters exercise their option to purchase additional common units in full) and will therefore be able to prevent the removal of our general partner. Please read “The Partnership Agreement — Limited Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a purchase price not less than the then-current market price of the common units, as calculated pursuant to the terms of our partnership agreement. Upon the consummation of this offering, Memorial Resource will own approximately 44.0% of our outstanding common units (or 40.6% of our outstanding common units if the underwriters exercise their option to purchase additional common units in full) and 100% of our subordinated units. Please read “The Partnership Agreement — Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if our unitholders own the common units purchased in this offering through the record date for distributions for the period ending December 31, 2014, such unitholders will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 25% of the cash distributed to such unitholders with respect to that period. Please read “Material Tax Consequences — Tax Consequences of Unit

Ownership — Ratio of Taxable Income to Distributions” for information regarding the bases for this estimate.

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Directed unit program	At our request, the underwriters have reserved up to 5% of the common units being offered by this prospectus for sale at the initial public offering price to officers and directors of our general partner. For further information regarding our directed unit program, please read “Underwriting.”

Agreement to be bound by the partnership agreement	By purchasing a common unit, you will be admitted as a unitholder of our partnership and will be deemed to have agreed to be bound by all of the terms of our partnership agreement.

Listing and trading symbol	We have been approved to list our common units on the NASDAQ Global Market under the symbol “MEMP.”

Summary Historical and Pro Forma Financial Data

We were formed in April 2011 and do not have historical financial operating results. The following table shows summary historical financial data of our predecessor, which consists of the combined financial data of BlueStone Natural Resources Holdings, LLC, certain oil and natural gas properties owned by Classic Hydrocarbons Holdings, L.P. and for periods after April 8, 2011, certain oil and natural gas properties of WHT Energy Partners LLC, and unaudited pro forma combined financial data of Memorial Production Partners LP, for the periods and as of the dates presented. Due to the factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Historical and Pro Forma Financial and Operating Data — Pro Forma Results of Operations — Factors Affecting the Comparability of the Pro Forma Results of Our Partnership to the Historical Financial Results of Our Predecessor,” our future results of operations will not be comparable to the historical results of our predecessor.

The summary historical combined financial data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 are derived from the audited historical combined financial statements of our predecessor included elsewhere in this prospectus. The summary historical combined financial data as of September 30, 2010 and 2011 and for the nine months ended September 30, 2010 and 2011 are derived from the unaudited historical combined financial statements of our predecessor included elsewhere in this prospectus.

The summary unaudited pro forma financial data as of September 30, 2011 and for the nine months ended September 30, 2011 and the year ended December 31, 2010 are derived from the unaudited pro forma combined financial statements of Memorial Production Partners LP included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions, which have been completed or which will be effected prior to or in connection with the closing of this offering, had taken place on September 30, 2011, in the case of the unaudited pro forma balance sheet, or as of January 1, 2010, in the case of the unaudited pro forma statements of operations. These transactions include:

•	adjustments to reflect the acquisitions of oil and natural gas properties consummated in June 2010, April 2011, and May 2011 by our predecessor;

•	the contribution by Memorial Resource and certain of its subsidiaries, including our predecessor, to us of the Partnership Properties in exchange for 7,061,294 common units, 5,360,912 subordinated units and $280 million in cash and the issuance to our general partner of 21,444 general partner units, representing a 0.1% general partner interest in us, and all of our incentive distribution rights;

•	the issuance and sale by us to the public of 9,000,000 common units in this offering and the application of the net proceeds as described in “Use of Proceeds”; and

•	our borrowing of approximately $130 million under our new $1.0 billion revolving credit facility and the application of the net proceeds as described in “Use of Proceeds.”

You should read the following table in conjunction with “— Our Partnership Structure and Formation Transactions,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical combined financial statements of our predecessor and the unaudited pro forma combined financial statements of Memorial Production Partners LP included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma combined financial statements include more detailed information regarding the basis of presentation for the following information.

The following table presents Adjusted EBITDA, which we use in evaluating the liquidity of our business. This financial measure is not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain this measure below and reconcile it to net cash from operating activities, its most directly comparable financial measure calculated and presented in accordance with GAAP.

						Memorial Production
						Partners LP
	Our Predecessor					Pro Forma
							Nine
							Months
				Nine Months Ended		Year Ended	Ended
	Year Ended December 31,			September 30,		December 31,	September 30,
	2008	2009	2010	2010	2011	2010	2011
				(Unaudited)		(Unaudited)
	(In thousands)

Statement of Operations Data:
Revenues:
Oil and natural gas sales	$49,313	$24,541	$37,308	$25,950	$54,086	$87,762	$65,463
Other income	622	319	1,433	1,395	599	1,404	588

Total revenues	49,935	24,860	38,741	27,345	54,685	89,166	66,051
Costs and expenses:
Lease operating	8,843	11,207	13,974	9,343	18,172	23,052	19,358
Exploration	374	2,690	39	—	56	36	—
Production taxes	3,127	1,464	2,112	1,446	3,259	7,387	4,854
Depreciation, depletion and amortization	12,353	15,226	20,066	14,067	17,840	34,772	21,371
Impairment of proved oil and natural gas properties	14,166	3,480	11,800	5,048	3,047	9,509	—
General and administrative	3,835	4,811	6,116	3,765	5,765	5,819	5,585
Accretion	224	320	663	448	748	1,072	800
Gain on derivative instruments	(9,815)	(10,834)	(10,264)	(12,173)	(13,785)	(10,264)	(13,785)
Gain on sale of properties	(7,395)	(7,851)	(1)	—	(62,764)	—	(62,020)
Other, net	—	304	890	891	802	890	802

Total costs and expenses	25,712	20,817	45,395	22,835	(26,860)	72,273	(23,035)
Operating income (loss)	24,223	4,043	(6,654)	4,510	81,545	16,893	89,086
Interest expense	(3,138)	(2,937)	(4,438)	(3,405)	(5,433)	(4,105)	(3,079)
Income (loss) before income taxes	$21,085	$1,106	$(11,092)	$1,105	$76,112	$12,788	$86,007

Income tax expense	—	—	(225)	—	(122)	(225)	(122)

Net income (loss)	$21,085	$1,106	$(11,317)	$1,105	$75,990	$12,563	$85,885

Cash Flow Data:
Net cash provided by operating activities	$32,838	$12,672	$20,288	$16,670	$26,125
Net cash (used in) investing activities	(45,547)	(24,947)	(116,687)	(109,808)	(156,240)
Net cash provided by financing activities	11,619	15,989	96,756	95,122	134,509
Other Financial Data:
Adjusted EBITDA	$33,644	$24,953	$23,833	$17,662	$31,658	$60,202	$40,423

					Memorial
					Production
					Partners LP
	Our Predecessor				Pro Forma
	Year Ended December 31,			As of September 30,	As of September 30,
	2008	2009	2010	2011	2011
				(Unaudited)	(Unaudited)
	(In thousands)

Balance Sheet Data:
Working capital	$(966)	$9,494	$4,116	$15,265	$8,480
Total assets	145,529	146,153	248,540	469,324	433,055
Total debt	62,536	61,784	115,428	203,228	130,000
Partners’ capital	54,576	72,988	105,801	229,436	285,656

Non-GAAP Financial Measure

We include in this prospectus the non-GAAP financial measure Adjusted EBITDA and provide our calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net cash provided by operating activities, our most directly comparable financial measure calculated and presented in accordance with GAAP. We define Adjusted EBITDA as net income (loss):

•	Plus:

•	Interest expense, including realized and unrealized losses on interest rate derivative contracts;

•	Income tax expense;

•	Depreciation, depletion and amortization;

•	Impairment of goodwill and long-lived assets (including oil and natural gas properties);

•	Accretion of asset retirement obligations;

•	Unrealized losses on commodity derivative contracts;

•	Losses on sale of assets and other, net;

•	Unit-based compensation expenses;

•	Exploration costs;

•	Acquisition related costs; and

•	Other non-routine items that we deem appropriate.

•	Less:

•	Interest income;

•	Income tax benefit;

•	Unrealized gains on commodity derivative contracts;

•	Gains on sale of assets and other, net; and

•	Other non-routine items that we deem appropriate.

We expect that we will be required to comply with certain Adjusted EBITDA-related metrics under our new revolving credit facility.

Adjusted EBITDA will be used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks and others, to assess:

•	our operating performance as compared to that of other companies and partnerships in our industry, without regard to financing methods, capital structure or historical cost basis; and

•	the ability of our assets to generate cash sufficient to pay interest costs, support our indebtedness, and make distributions on our units.

In addition, our management will use Adjusted EBITDA to evaluate actual cash flow available to pay distributions to our unitholders, develop existing reserves, or acquire additional oil and natural gas properties.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities, or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner. The following table presents our calculation of Adjusted EBITDA. The table below further presents a reconciliation of Adjusted EBITDA to net cash flows provided by operating activities, our most directly comparable GAAP financial measure, for each of the periods indicated.

Calculation of Adjusted EBITDA

						Memorial Production
						Partners LP
	Our Predecessor					Pro Forma
						Year	Nine
						Ended	Months
				Nine Months Ended		December	Ended
	Year Ended December 31,			September 30,		31,	September 30,
	2008	2009	2010	2010	2011	2010	2011
				(Unaudited)		(Unaudited)
	(In thousands)

Net income (loss)	$21,085	$1,106	$(11,317)	$1,105	$75,990	$12,563	$85,885
Interest expense	3,138	2,937	4,438	3,405	5,433	4,105	3,079
Income tax expense	—	—	225	—	122	225	122
Depreciation, depletion and amortization	12,353	15,226	20,066	14,067	17,840	34,772	21,371
Impairment	14,166	3,480	11,800	5,048	3,047	9,509	—
Accretion of asset retirement obligations	224	320	663	448	748	1,072	800
Unrealized (gains) losses on commodity derivative instruments	(10,301)	6,741	(2,970)	(7,301)	(9,656)	(2,970)	(9,656)
Acquisition related costs	—	304	890	890	842	890	842
Gain on sale of properties	(7,395)	(7,851)	(1)	—	(62,764)	—	(62,020)
Unit-based compensation expense	—	—	—	—	—	—	—
Exploration costs	374	2,690	39	—	56	36	—

Adjusted EBITDA	$33,644	$24,953	$23,833	$17,662	$31,658	$60,202	$40,423

Reconciliation of Net Cash from Operating Activities to Adjusted EBITDA

	Our Predecessor
				Nine Months Ended
	Year Ended December 31,			September 30,
	2008	2009	2010	2010	2011
				(Unaudited)
	(In thousands)

Net cash provided by operating activities	$32,838	$12,672	$20,288	$16,670	$26,125
Changes in working capital	(1,979)	8,840	(742)	(2,249)	(1,595)
Interest expense	3,138	2,937	4,438	3,405	5,433
Premiums paid for derivatives	—	—	—	—	2,847
Premiums received for derivatives	—	—	—	—	(1,008)
Unrealized gain/(loss) on interest rate swaps	(327)	309	(296)	(452)	(649)
Acquisition related costs	—	304	890	890	842
Amortization of deferred financing fees	(26)	(109)	(745)	(602)	(337)

Adjusted EBITDA	$33,644	$24,953	$23,833	$17,662	$31,658

Summary Reserve and Pro Forma Operating Data

The following tables present summary data with respect to our estimated pro forma net proved oil and natural gas reserves and pro forma operating data as of the dates presented.

The reserve estimates attributable to the Partnership Properties at December 31, 2010 presented in the table below are based on the following: (1) approximately 53% of the estimated proved reserve volumes are based on a reserve report relating to our South Texas properties prepared by the independent petroleum engineers of NSAI; (2) approximately 35% of the estimated proved reserve volumes are based on evaluations relating to certain of our East Texas properties prepared by Memorial Resource’s internal reserve engineers and audited by NSAI; and (3) the remaining approximately 12% of the estimated proved reserve volumes are based on a reserve report relating to certain of our East Texas properties prepared by the independent petroleum engineers of Miller and Lents. All of these reserve estimates were prepared in accordance with the SEC’s rules regarding oil and natural gas reserve reporting that are currently in effect. The following tables also contain certain summary unaudited information regarding production and sales of oil and natural gas with respect to such properties.

Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties — Oil and Natural Gas Data and Operations — Properties — Estimated Proved Reserves” and the reserve report and reserve audit report summaries included in this prospectus in evaluating the material presented below. The summaries of our reserve reports are included as Appendices C, D and E of this prospectus.

Reserve Data

Partnership
Properties as of
December 31,
2010

Estimated Pro Forma Proved Reserves
Oil (MBbls)	2,002
NGLs (MBbls)	4,502
Natural gas (MMcf)	285,676

Total (MMcfe)(1)	324,697
Proved developed (MMcfe)	264,572
Proved undeveloped (MMcfe)	60,125
Proved developed reserves as a percentage of total proved reserves	81%
Standardized measure (in millions)(2)(3)	$359.2
Oil and Natural Gas Prices(4)
Oil — WTI Posting (Plains) per Bbl	$75.96
Natural gas — NYMEX–Henry Hub per MMBtu	$4.38

(1)	Determined using a ratio of six Mcf of natural gas to one Bbl of oil, condensate or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

(2)	Standardized measure is the present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC without giving effect to non-property related expenses, such as general and administrative expenses, interest and income tax expenses, or to depreciation, depletion and amortization. The future cash flows are discounted using an annual discount rate of 10%. Because we are a limited partnership, we are generally not subject to federal income taxes and thus make no provision for federal income taxes in the calculation of our standardized measure. Standardized measure does not give effect to derivative transactions. We expect to hedge a substantial portion of our future estimated production from total proved producing reserves. For a description of our expected commodity derivative contracts, please read “Management’s Discussion and

Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources — Commodity Derivative Contracts.”

(3)	Because we are subject to Texas margin tax, our standardized measure was negatively impacted by $5.0 million.

(4)	Our estimated net proved reserves and related standardized measure were determined using index prices for oil and natural gas, without giving effect to derivative contracts, held constant throughout the life of the properties. These prices were adjusted by lease for quality, transportation fees, geographical differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead.

Pro Forma Operating Data

	Memorial Production
	Partners LP
	Pro Forma
		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2010	2011
	(Unaudited)

Production and operating data:
Net production volumes:
Oil (MBbls)	107	73
NGLs (MBbls)	272	164
Natural gas (MMcf)	16,713	11,873

Total (MMcfe)	18,985	13,299
Average net production (MMcfe/d)	52	49
Average sales price:(1)
Oil (per Bbl)	$74.35	$89.82
NGLs (per Bbl)	$37.41	$49.05
Natural gas (per Mcf)	$4.17	$4.28
Average price per Mcfe	$4.62	$4.92
Average unit costs per Mcfe:
Lease operating expenses	$1.21	$1.46
Production taxes	$0.39	$0.37
General and administrative expenses	$0.31	$0.42
Depreciation, depletion and amortization	$1.83	$1.61

(1)	Prices do not include the effects of derivative cash settlements.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a business similar to ours. Prospective unitholders should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and our unitholders could lose all or part of their investment.

Risks Related to Our Business

We may not have sufficient cash to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates.

We may not have sufficient available cash each quarter to pay the minimum quarterly distribution of $0.4750 per unit or any other amount. Under the terms of our partnership agreement, the amount of cash available for distribution will be reduced by our operating expenses and the amount of any cash reserves established by our general partner to provide for future operations, future capital expenditures, including acquisitions of additional oil and natural gas properties, future debt service requirements and future cash distributions to our unitholders.

The amount of cash we distribute on our units principally depends on the cash we generate from operations, which depends on, among other things:

•	the amount of oil, natural gas and NGLs we produce;

•	the prices at which we sell our oil, natural gas and NGL production;

•	the amount and timing of settlements of our commodity derivatives;

•	the level of our operating costs, including maintenance capital expenditures and payments to our general partner; and

•	the level of our interest expense, which depends on the amount of our indebtedness and the interest payable thereon.

For a description of additional restrictions and factors that may affect our ability to make cash distributions to our unitholders, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

We would not have generated sufficient available cash on a pro forma basis to have paid the minimum quarterly distribution on all of our units for the twelve months ended September 30, 2011.

We would be required to distribute $40.7 million on an aggregate basis per year to distribute the minimum quarterly distribution of $0.4750 to all outstanding units, assuming the underwriters do not exercise their option to purchase additional common units, and $43.3 million on an aggregate basis if the underwriters exercise their option to purchase additional common units in full. If we had completed the formation transactions contemplated in this prospectus and the acquisition of all of the Partnership Properties on October 1, 2010, our unaudited pro forma available cash generated during the twelve months ended September 30, 2011 would have been approximately $39.6 million. As a result, this amount would have been insufficient to make a cash distribution for the twelve months ended September 30, 2011 at the minimum quarterly distribution of $0.4750 per unit per quarter on all of our outstanding units during that period regardless of whether the underwriters exercise their option to purchase additional common units.

We have not calculated available cash on a pro forma quarter-by-quarter basis for the year ended December 31, 2010 or the twelve months ended September 30, 2011 to determine if we would have generated available cash sufficient to pay the minimum quarterly distribution for each quarter during those periods. As a private company, our predecessor was not required to prepare quarterly financial information for all periods and we have not prepared quarterly financial information for all periods shown in this prospectus. In addition, a significant portion of the Partnership Properties were acquired during 2011 and we have not been provided by the sellers, and thus do not have access to, quarter-by-quarter financial information with respect to those assets prior to our acquisition. Accordingly, we cannot and have not used or relied upon quarter-by-quarter financial information to determine if we would have generated available cash sufficient to pay the minimum quarterly distribution for each quarter during those periods. Rather, we have based our determination whether we would have generated sufficient available cash to pay the minimum quarterly distribution for each quarter during the applicable period on financial information for the entire four quarter period. Please read “Our Cash Distribution Policy and Restrictions on Distributions — Unaudited Pro Forma Available Cash for the Year Ended December 31, 2010 and Twelve Months Ended September 30, 2011.”

The assumptions underlying the forecast of cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions” may prove inaccurate and are subject to significant risks and uncertainties, which could cause actual results to differ materially from our forecasted results.

The forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations, Adjusted EBITDA and cash available for distribution for the twelve months ending December 31, 2012. The assumptions underlying the forecast may prove inaccurate and are subject to significant risks and uncertainties that could cause actual results to differ materially from our forecasted results. If our actual results are significantly below forecasted results, or if our expenses are greater than forecasted, we may not generate enough cash available for distribution to pay the minimum quarterly distribution or any amount on our common units or subordinated units, which may cause the market price of our common units to decline materially.

Unless we replace the oil and natural gas reserves we produce, our revenues and production will decline, which would adversely affect our cash flow from operations and our ability to make distributions to our unitholders.

We will be unable to sustain our minimum quarterly distribution without substantial capital expenditures that maintain our asset base. Producing oil and natural gas reservoirs are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production and therefore our cash flow and ability to make distributions are highly dependent on our success in efficiently developing and exploiting our current reserves. Our production decline rates may be significantly higher than currently estimated if our wells do not produce as expected. Further, our decline rate may change when we drill additional wells or make acquisitions. We may not be able to develop, find or acquire additional reserves to replace our current and future production at economically acceptable terms, which would adversely affect our business, financial condition and results of operations and reduce cash available for distribution to our unitholders.

None of the proceeds of this offering will be used to maintain or grow our asset base or be reserved for future distributions.

None of the proceeds of this offering will be used to maintain or grow our asset base, which may be necessary to cover future distributions to our unitholders, and none of the proceeds will be reserved for future distributions to our unitholders. The proceeds of this offering, together with borrowings under our new revolving credit facility, will be used as partial consideration for the Partnership Properties, which will be contributed to us by Memorial Resource at the closing of this offering.

Our acquisition and development operations require substantial capital expenditures.

The development and production of our oil and natural gas reserves requires substantial capital expenditures, which will reduce the amount of cash available for distribution to our unitholders. Further, if the borrowing base under our new revolving credit facility decreases, or our revenues decrease, as a result of lower oil or natural gas prices, we may not be able to obtain the capital necessary to sustain our operations at the expected levels necessary to generate an amount of cash sufficient to make distributions to our unitholders.

A decline in oil or natural gas prices will cause a decline in our cash flow from operations, which could cause us to reduce our distributions or cease paying distributions altogether.

Lower oil and natural gas prices may decrease our revenues and thus cash available for distribution to our unitholders. Historically, oil and natural gas prices have been extremely volatile. For example, for the five years ended December 31, 2010, the NYMEX-WTI oil price ranged from a high of $145.29 per Bbl to a low of $31.41 per Bbl, while the NYMEX-Henry Hub natural gas price ranged from a high of $13.31 per MMBtu to a low of $1.83 per MMBtu. From January 1, 2011 to November 1, 2011, the NYMEX-WTI oil price ranged from a high of $113.93 per Bbl to a low of $75.67 per Bbl, while the NYMEX-Henry Hub natural gas price ranged from a high of $4.85 per MMBtu to a low of $3.48 per MMBtu. A significant decrease in commodity prices may cause us to reduce the distributions we pay to our unitholders or to cease paying distributions.

If commodity prices decline and remain depressed for a prolonged period, a significant portion of our development projects may become uneconomic and cause write downs of the value of our oil and natural gas properties, which may adversely affect our financial condition and our ability to make distributions to our unitholders.

Significantly lower oil and natural gas prices would render many of our development and production projects uneconomical and result in a downward adjustment of our reserve estimates, which would reduce our borrowing base and our ability to pay distributions or fund our operations.

Further, deteriorating commodity prices may cause us to recognize impairments in the value of our oil and natural gas properties. In addition, if our estimates of development costs increase, production data factors change or drilling results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil and natural gas properties for impairments. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken, our ability to borrow funds under our new revolving credit facility and our ability to pay distributions to our unitholders.

An increase in the differential between the NYMEX or other benchmark prices of oil and natural gas and the wellhead price we receive for our production could significantly reduce our cash available for distribution and adversely affect our financial condition.

The prices that we receive for our oil and natural gas production often reflect a regional discount, based on the location of production, to the relevant benchmark prices, such as NYMEX, that are used for calculating hedge positions. These discounts, if significant, could reduce our cash available for distribution to our unitholders and adversely affect our financial condition.

Our hedging strategy may not effectively mitigate the impact of commodity price volatility from our cash flows, and our hedging activities could result in cash losses and may limit potential gains.

The prices at which we enter into commodity derivative contracts covering our production in the future will be dependent upon oil and natural gas prices, and price expectations, at the time we enter into these transactions, which may be substantially higher or lower than current or future oil and natural gas prices. Accordingly, our price hedging strategy may not protect us from significant declines in oil and natural gas prices received for our future production. Many of the derivative contracts to which we will be a party will require us to make cash payments to the extent the applicable index exceeds a predetermined price, thereby limiting our ability to realize the benefit of increases in oil and natural gas prices. If our actual production and sales for any period are less than our hedged production and sales for that period (including reductions in production due to operational delays) or if we are unable to perform our drilling activities as planned, we might be forced to satisfy all or a portion of our hedging obligations without the benefit of the cash flow from our sale of the underlying physical commodity, which may materially impact our liquidity.

Our hedging transactions will expose us to counterparty credit risk.

Our hedging transactions expose us to risk of financial loss if a counterparty fails to perform under a derivative contract. Disruptions in the financial markets could lead to sudden changes in a counterparty’s liquidity, which could impair its ability to perform under the terms of the derivative contract and, accordingly, prevent us from realizing the benefit of the derivative contract.

Our estimated proved reserves and future production rates are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our estimated reserves.

It is not possible to measure underground accumulations of oil or natural gas in an exact way. Oil and natural gas reserve engineering is complex, requiring subjective estimates of underground accumulations of oil and natural gas and assumptions concerning future oil and natural gas prices, future production levels and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. For example, if the prices used in our reserve reports had been $10.00 less per barrel for oil and $1.00 less per MMBtu for natural gas, then the standardized measure of our estimated proved reserves as of that date on a pro forma basis, excluding the effects of our commodity derivative contracts, would have decreased by $127.2 million, from $359.2 million to $232.0 million.

Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves, which could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

The standardized measure of our estimated proved reserves is not necessarily the same as the current market value of our estimated proved oil and natural gas reserves.

The present value of future net cash flows from our proved reserves, or standardized measure, may not be the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our proved reserves on the 12-month average oil and gas index prices, calculated as the un-weighted arithmetic average for the first-day-of-the-month price for each month and costs in effect on the date of the estimate, holding the prices and costs constant throughout the life of the properties. Actual future prices and costs may differ materially from those used in the net present value estimate, and future net present value estimates using then current prices and costs may be significantly less than the current estimate. In addition, the 10% discount factor we use when calculating discounted future net cash flows for reporting requirements in compliance with the FASB in Accounting Standards Codification (“ASC”) 932 may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general.

Developing and producing oil and natural gas are costly and high-risk activities with many uncertainties.

Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. Drilling for oil and natural gas can be uneconomic, not only from dry holes, but also from productive wells that do not produce sufficient revenues to be commercially viable. Our development and production operations may incur unscheduled costs or otherwise be curtailed, delayed or canceled as a result of other factors, including:

•	high costs, shortages or delivery delays of rigs, equipment, labor or other services;

•	composition of sour natural gas, including sulfur, carbon dioxide and other diluent content;

•	unexpected operational events and conditions;

•	failure of down hole equipment and tubulars;

•	loss of wellbore mechanical integrity;

•	hydrocarbon or oilfield chemical spills;

•	adverse weather conditions and natural disasters;

•	facility or equipment malfunctions and equipment failures or accidents, including acceleration of deterioration of our facilities and equipment due to the highly corrosive nature of sour natural gas;

•	loss of drilling fluid circulation;

•	fires, blowouts, surface craterings and explosions; and

•	surface spills or underground migration due to uncontrollable flows of oil, natural gas, formation water or well fluids.

If any of these factors were to occur with respect to a particular field, we could lose all or a part of our investment in the field, or we could fail to realize the expected benefits from the field, either of which could materially and adversely affect our revenue and cash available for distribution to our unitholders.

Many of our properties are in areas that may have been partially depleted or drained by offset wells.

Many of our properties are in areas that may have already been partially depleted or drained by earlier offset drilling. The owners of leasehold interests lying contiguous or adjacent to or adjoining any of our properties could take actions, such as drilling additional wells, that could adversely affect our operations. When a new well is completed and produced, the pressure differential in the vicinity of the well causes the migration of reservoir fluids towards the new wellbore (and potentially away from existing wellbores). As a result, the drilling and production of these potential locations could cause a depletion of our proved reserves, and may inhibit our ability to further exploit and develop our reserves.

Our expectations for future development activities are planned to be realized over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of such activities.

We have identified drilling, recompletion and development locations and prospects for future drilling, recompletion and development. These drilling, recompletion and development locations represent a significant part of our future drilling and enhanced recovery opportunity plans. Our ability to drill, recomplete and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, negotiation of agreements with third parties, commodity prices, costs, the generation of additional seismic or geological information, the availability of drilling rigs, and drilling results. Because of these uncertainties, we cannot be certain of the timing of these activities or that they will ultimately result in the realization of estimated proved reserves or meet our expectations for success. As such, our actual drilling and enhanced recovery activities may materially differ from our current expectations, which could have a significant adverse effect on our estimated reserves, financial condition and results of operations, and as a result, our ability to make cash distributions to our unitholders.

Shortages of rigs, equipment and crews could delay our operations, increase our costs and delay forecasted revenue.

Higher oil and natural gas prices generally increase the demand for rigs, equipment and crews and can lead to shortages of, and increasing costs for, development equipment, services and personnel. Shortages of, or increasing costs for, experienced development crews and oil field equipment and services could restrict Memorial Resource’s ability to drill the wells and conduct the operations that it currently has planned relating to the fields where the Partnership Properties are located. Any delay in the development of new wells or a significant increase in development costs could reduce our revenues and reduce our cash available for distribution to our unitholders.

If we do not make acquisitions on economically acceptable terms, our future growth and ability to pay or increase distributions will be limited.

Our ability to grow and to increase distributions to our unitholders depends in part on our ability to make acquisitions that result in an increase in available cash per unit. We may be unable to make such acquisitions because we are:

•	unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with their owners;

•	unable to obtain financing for such acquisitions on economically acceptable terms; or

•	outbid by competitors.

If we are unable to acquire properties containing estimated proved reserves, our total level of estimated proved reserves will decline as a result of our production, and we will be limited in our ability to increase or possibly even to maintain our level of cash distributions to our unitholders.

Any acquisitions we complete will be subject to substantial risks.

One of our growth strategies is to acquire additional oil and natural gas reserves from time to time. Even if we do make acquisitions that we believe will increase available cash per unit, these acquisitions may nevertheless result in a decrease in available cash per unit. Any acquisition involves potential risks, including, among other things:

•	the validity of our assumptions about estimated proved reserves, future production, revenues, capital expenditures, operating expenses and costs;

•	an inability to successfully integrate the assets or businesses we acquire;

•	a decrease in our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	the assumption of unknown liabilities, losses or costs for which we are not indemnified or for which any indemnity we receive is inadequate;

•	the diversion of management’s attention from other business concerns;

•	mistaken assumptions about the overall cost of equity or debt;

•	an inability to hire, train or retain qualified personnel to manage and operate our growing business and assets; and

•	the occurrence of other significant changes, such as impairment of oil and natural gas properties, goodwill or other intangible assets, asset devaluation or restructuring charges.

Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic data and other information, the results of which are often inconclusive and subject to various interpretations. Our reviews of acquired properties are inherently incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition, given time constraints imposed by sellers. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken.

Adverse developments in our operating areas would reduce our ability to make distributions to our unitholders.

Our properties are located in South and East Texas. An adverse development in the oil and natural gas business of these geographic areas, such as in our ability to attract and retain field personnel, could have an impact on our results of operations and cash available for distribution to our unitholders.

We may experience a financial loss if Memorial Resource is unable to sell, or receive payment for, a significant portion of our oil and natural gas production.

Under our omnibus agreement, Memorial Resource will handle sales of our natural gas, oil and NGL production on our behalf, which will depend upon the demand for natural gas, oil and NGLs from potential purchasers of our production. In recent years, a number of energy marketing and trading companies have discontinued their marketing and trading operations, which has significantly reduced the number of potential purchasers for our production. This reduction in potential customers has reduced overall market liquidity. If any one or more of our significant customers reduces the volume of oil and natural gas production it purchases and other customers to sell those volumes to are unable to be found, then the volume of our production sold on our behalf could be reduced, and we could experience a material decline in cash available for distribution.

In addition, a failure by any of these companies, or any purchasers of our production, to perform their payment obligations to us could have a material adverse effect on our results of operation. To the extent that purchasers of our production rely on access to the credit or equity markets to fund their operations, there could be an increased risk that those purchasers could default in their contractual obligations to us. If for any reason we were to determine that it was probable that some or all of the accounts receivable from any one or more of the purchasers of our production were uncollectible, we would recognize a charge in the earnings of that period for the probable loss and could suffer a material reduction in our liquidity and ability to make distributions to our unitholders.

We may be unable to compete effectively with larger companies.

The oil and natural gas industry is intensely competitive with respect to acquiring prospects and productive properties, marketing oil and natural gas, and securing equipment and trained personnel. Our ability to acquire additional properties and to discover reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Many of our larger competitors not only drill for and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for oil and natural gas properties and evaluate, bid for and purchase a greater number of properties than our financial, technical or personnel resources permit. In addition, there is substantial competition for investment capital in the oil and natural gas industry. These larger companies may have a greater ability to continue development activities during periods of low oil and natural gas prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Furthermore, we may not be able to aggregate sufficient quantities of production to compete with larger companies that are able to sell greater volumes of production to intermediaries, thereby reducing the realized prices attributable to our production. Any inability to compete effectively with larger companies could have a material adverse impact on our business activities, financial condition and results of operations and our ability to make distributions to our unitholders.

We may incur additional debt to enable us to pay our quarterly distributions.

We may be unable to pay the minimum quarterly distribution or the then-current distribution rate without borrowing under our new revolving credit facility or otherwise. If we use borrowings to pay distributions to our unitholders for an extended period of time rather than to fund capital expenditures and other activities relating to our operations, we may be unable to maintain or grow our business. Such a curtailment of our business activities, combined with our payment of principal and interest on our future indebtedness incurred to pay these distributions, will reduce our cash available for distribution on our units and will have a material adverse effect on our business, financial condition and results of operations. If we borrow to pay distributions to our unitholders during periods of low commodity prices and commodity prices remain low, we may have to reduce our distribution to our unitholders to avoid excessive leverage.

Our new revolving credit facility will have restrictions and financial covenants that may restrict our business and financing activities and our ability to pay distributions to our unitholders.

We expect that our new revolving credit facility will restrict, among other things, our ability to incur debt and pay distributions, and will require us to comply with customary financial covenants and specified financial ratios. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any provisions of our new revolving credit facility that are not cured or waived within the specified time periods, a significant portion of our indebtedness may become immediately due and payable, and we will be prohibited from making distributions to our unitholders. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our new revolving credit facility will be secured by substantially all of our assets, and if we are unable to repay our indebtedness under our new revolving credit facility, the lenders could seek to foreclose on our assets. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources — New Revolving Credit Facility” for additional detail regarding the covenants and restrictive provisions to be included in our new revolving credit facility.

Our new revolving credit facility will allow us to borrow in an amount up to the borrowing base, which is primarily based on the estimated value of our oil and natural gas properties and our commodity derivative contracts as determined semi-annually by our lenders in their sole discretion. Our borrowing base will be subject to redetermination on a semi-annual basis based on an engineering report with respect to our estimated natural gas, oil and NGL reserves, which will take into account the prevailing natural gas, oil and NGL prices at such time, as adjusted for the impact of our commodity derivative contracts. A future decline in commodity prices could result in a redetermination that lowers our borrowing base in the future and, in such case, we could be required to repay any indebtedness in excess of the borrowing base. If we are unable to repay any borrowings in excess of a decreased borrowing base, we would be in default and no longer able to make any distributions to our unitholders.

Our business depends in part on pipelines, gathering systems and processing facilities owned by others. Any limitation in the availability of those facilities could interfere with our ability to market our oil and natural gas production.

The marketability of our oil and natural gas production depends in part on the availability, proximity and capacity of pipelines and other transportation methods, gathering systems and processing facilities owned by third parties. The amount of oil and natural gas that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage or lack of contracted capacity on such systems. Our access to transportation options can also be affected by U.S. federal and state regulation of oil and natural gas production and transportation, general economic conditions and changes in supply and demand. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we are provided only with limited, if any, notice as to when these circumstances will arise and their duration. Any significant curtailment in gathering system or transportation or processing facility capacity could reduce our ability to market our oil and natural gas production and harm our business.

The operation of our properties is largely dependent on the ability of Memorial Resource’s employees.

The continuing production from a property, and to some extent the marketing of production, is dependent upon the ability of the operators of our properties. Memorial Resource will operate substantially all of the Partnership Properties, either directly as operator or, where we are the operator of record, on our behalf. As of December 31, 2010, we operate 65%, Memorial Resource operates 29% and third parties operate 6% of the wells and properties in which we have interests. As a result, the success and timing of drilling and development activities on such properties, depend upon a number of factors, including:

•	the nature and timing of drilling and operational activities;

•	the timing and amount of capital expenditures;

•	Memorial Resource’s or the operators’ expertise and financial resources;

•	the approval of other participants in such properties; and

•	the selection and application of suitable technology.

If Memorial Resource or the applicable third party operator is unable to conduct drilling and development activities on our properties on a timely basis, we may be unable to increase our production or offset normal production declines, or we will be required to write off the estimated proved reserves attributable thereto, any of which may adversely affect our production, revenues and results of operations and our cash available for distribution. Any such write-offs of our reserves could reduce our ability to borrow money and could adversely impact our ability to pay distributions on the common units.

Where we are operator of the wells located on our properties, our operations will be generally governed by operating agreements if any third party has interests in these properties, which agreements typically require the operator to conduct operations in a good and workmanlike manner. For the wells located on our properties that Memorial Resource or a third party is the operator, the operator will generally not be a fiduciary with respect to us or our unitholders. As an owner of working interests in properties not operated by us, we will generally have a cause of action for damages arising from a breach of the operator’s duty.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations.

Our oil and natural gas development and production operations are subject to complex and stringent laws and regulations. To conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. We may incur substantial costs in order to maintain compliance with these existing laws and regulations. In addition, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations. Failure to comply with laws and regulations applicable to our operations, including any evolving interpretation and enforcement by governmental authorities, could have a material adverse effect on our business, financial condition, and results of operations.

Our oil and natural gas development and production operations are also subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations including the acquisition of a permit before conducting regulated drilling activities; the restriction of types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of drilling activities on certain lands lying within wilderness, wetlands and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations. Numerous governmental authorities, such as the U.S. Environmental Protection Agency, or EPA, and analogous state agencies have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly compliance or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining or be unable to obtain required permits, which may delay or interrupt our operations and limit our growth and revenue.

Under certain environmental laws that impose strict as well as joint and several liability, we may be required to remediate contaminated properties currently or formerly operated by us or facilities of third parties that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the crude oil and natural gas industry could continue, resulting in increased costs of doing business and consequently affecting profitability. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, our business, prospects, financial condition or results of operations could be materially adversely affected.

See “Business and Properties — Environmental Matters and Regulation” for a further description of the laws and regulations that affect us.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the oil and natural gas that we produce.

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases” (“GHGs”), including carbon dioxide and methane, may be contributing to warming of the earth’s atmosphere and other climatic changes. In response to such studies, the U.S. Congress is actively considering legislation to reduce emissions of GHGs. One bill approved by the U.S. House of Representatives in June 2009, known as the American Clean Energy and Security Act of 2009, would have required an 80% reduction in emissions of GHGs from sources within the U.S. between 2012 and 2050 but was not approved by the U.S. Senate in the 2009-2010 legislative session. The U.S. Congress is likely to continue to consider similar bills. Moreover, almost half of the states have already taken legal measures to reduce emissions of GHGs, through the planned development of GHG emission inventories and/or regional GHG cap and trade programs or other mechanisms. Most cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances corresponding with their annual emissions of GHGs. The number of allowances available for purchase is reduced each year until the overall GHG emission reduction goal is achieved. As the number of GHG emission allowances declines each year, the cost or value of allowances is expected to escalate significantly. Some states have enacted renewable portfolio standards, which require utilities to purchase a certain percentage of their energy from renewable fuel sources.

In addition, in December 2009, the U.S. Environmental Protection Agency (the “EPA”) determined that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment, because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. In response to its endangerment finding, the EPA recently adopted two sets of rules regarding possible future regulation of GHG emissions under the Clean Air Act, one of which purports to regulate emissions of GHGs from motor vehicles and the other of which would regulate emissions of GHGs from large stationary sources of emissions such as power plants or industrial facilities. The motor vehicle rule was finalized in April 2010 and became effective in January 2011 but it does not require immediate reductions in GHG emissions. The stationary source rule was adopted in May 2010 and also became effective January 2011 and is the subject of several pending lawsuits filed by industry groups and Congress is considering legislation to limit or strip the EPA’s authority to regulate GHGs. Additionally, in September 2009, the EPA issued a final rule requiring the reporting of GHG emissions from specified large GHG emission sources in the U.S., including natural gas liquids fractionators and local natural gas/distribution companies, beginning in 2011 for emissions occurring in 2010. The EPA also plans to implement GHG emissions standards for power plants in May 2012 and for refineries in November 2012.

The adoption of legislation or regulatory programs to reduce GHG emissions could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or comply with new regulatory requirements. Any GHG emissions legislation or regulatory programs applicable to power plants or refineries could also increase the cost of consuming, and thereby reduce demand for, the oil and natural gas we produce. Consequently, legislation and regulatory programs to reduce GHG emissions could have an adverse effect on our business, financial condition and results of operations. Please read “Business and Properties — Environmental Matters and Regulation.”

The third parties on whom we rely for gathering and transportation services are subject to complex federal, state and other laws that could adversely affect the cost, manner or feasibility of conducting our business.

The operations of the third parties on whom we rely for gathering and transportation services are subject to complex and stringent laws and regulations that require obtaining and maintaining numerous permits, approvals and certifications from various federal, state and local government authorities. These third parties may incur substantial costs in order to comply with existing laws and regulations. If existing laws and regulations governing such third-party services are revised or reinterpreted, or if new laws and regulations become applicable to their operations, these changes may affect the costs that we pay for such services. Similarly, a failure to comply with such laws and regulations by the third parties on whom we rely could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders. Please read “Business and Properties — Environmental Matters and Regulation” and “Business and Properties — Other Regulation of the Oil and Natural Gas Industry” for a description of the laws and regulations that affect the third parties on whom we rely.

The recent adoption of derivatives legislation by the U.S. Congress could have an adverse effect on our ability to use derivative contracts to reduce the effect of commodity price, interest rate and other risks associated with our business.

The July 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) provides for federal oversight of the over-the-counter derivatives market and entities that participate in that market and mandates that the Commodity Futures Trading Commission, or CFTC, adopt rules or regulations implementing the Act and providing definitions of terms used in the Act. The Act establishes margin requirements and requires clearing and trade execution practices for certain market participants and may result in certain market participants needing to curtail or cease their derivatives activities. The CFTC has proposed a large number of rules to implement the Act in multiple rulemaking proceedings and has finalized a number of such rules, including a rule imposing position limits (the ‘‘Position Limit Rule”). However, many of the regulations necessary to implement the Act and define terms used in the Act have not been adopted. As a result, we do not yet know if we will be required to comply with margin requirements and clearing and trade-execution requirements imposed by the Act or if certain of our counterparties will be required to spin off some of our derivatives contracts to separate entities, which may not be as credit-worthy as our current counterparties. In addition, the International Swaps and Derivatives Association, Inc. and the Securities Industry and Financial Markets Association, two industry associations, have filed a suit in federal court in the District of Columbia against the CFTC challenging the Position Limit Rule. The Act and, to the extent that such challenge to the Position Limit Rule is unsuccessful, the Position Limit Rule, and any other new regulations could significantly increase the cost of derivative contracts (including through requirements to post collateral), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the Act and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures and fund unitholder distributions. Finally, the Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity contracts related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of the Act and regulations is to lower commodity prices. Any of these consequences could have a material adverse effect on us, our financial condition, and our results of operations.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays, and adversely affect our production.

We routinely apply hydraulic fracturing techniques in many of our U.S. onshore oil and natural-gas drilling and completion programs. The process is typically regulated by state oil and natural gas commissions; however, the EPA recently asserted federal regulatory authority over certain hydraulic fracturing activities involving diesel fuel as an additive under the Safe Drinking Water Act and has begun the process of drafting guidance documents related to this newly asserted regulatory authority. In addition, legislation has been introduced before Congress, called the Fracturing Responsibility and Awareness of Chemicals Act, to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process.

Texas adopted a law in June 2011 requiring disclosure to the Railroad Commission of Texas (RCT) and the public of certain information regarding the components used in the hydraulic fracturing process. In addition to state law, local land use restrictions, such as city ordinances, may restrict or prohibit the performance of well drilling in general and/or hydraulic fracturing in particular. In the event state, local, or municipal legal restrictions are adopted in areas where we are currently conducting, or in the future plan to conduct operations, we may incur additional costs to comply with such requirements that may be significant in nature, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from the drilling of wells.

There are also certain governmental reviews either underway or being proposed that focus on environmental aspects of hydraulic fracturing practices. The White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic-fracturing practices, and a committee of the United States House of Representatives has conducted an investigation of hydraulic fracturing practices. Furthermore, a number of federal agencies are analyzing, or have been requested to review, a variety of environmental issues associated with hydraulic fracturing. The EPA has commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with initial results expected to be available by late 2012 and final results by 2014. In addition, the U.S. Department of Energy is conducting an investigation into practices the agency could recommend to better protect the environment from drilling using hydraulic-fracturing completion methods. Also, the U.S. Department of the Interior is considering disclosure requirements or other mandates for hydraulic fracturing on federal lands.

Additionally, certain members of Congress have called upon the U.S. Government Accountability Office to investigate how hydraulic fracturing might adversely affect water resources, the SEC to investigate the natural-gas industry and any possible misleading of investors or the public regarding the economic feasibility of pursuing natural gas deposits in shales by means of hydraulic fracturing, and the U.S. Energy Information Administration to provide a better understanding of that agency’s estimates regarding natural gas reserves, including reserves from shale formations, as well as uncertainties associated with those estimates. These ongoing or proposed studies, depending on their degree of pursuit and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the Safe Drinking Water Act or other regulatory mechanism.

Furthermore, on August 23, 2011, the EPA published a proposed rule in the Federal Register to establish new emissions standards to reduce volatile organic compounds (“VOC”) emissions from several types of processes and equipment used in the oil and gas industry, including a 95 percent reduction in VOCs emitted during the construction or modification of hydraulically-fractured wells.

Finally, on October 20, 2011, the EPA announced its plan to propose federal pre-treatment standards for wastewater generated during the hydraulic fracturing process. Hydraulic fracturing stimulation requires the use of a significant volume of water with some resulting “flowback,” as well as “produced water.” The EPA asserts that this water may contain radioactive materials and other pollutants and, therefore, may deteriorate drinking water quality if not properly treated before discharge. The Clean Water Act prohibits the discharge of wastewater into federal or state waters. Thus “flowback” and “produced water” must either be injected into permitted disposal wells or transported to public or private treatment facilities for treatment. The EPA asserts that due to some contaminants in hydraulic fracturing wastewater, most treatment facilities are unable to properly treat the wastewater before introducing it into public waters. If adopted, the new pretreatment rules will require shale gas operations to pretreat wastewater before transferring it to treatment facilities.

If these or any other new laws or regulations that significantly restrict hydraulic fracturing are adopted at the state and local level, such laws could make it more difficult or costly for us to perform fracturing to stimulate production from dense subsurface rock formations and, in the event of local prohibitions against commercial production of natural gas, may preclude our ability to drill wells. In addition, if hydraulic fracturing becomes regulated at the federal level as a result of federal legislation or regulatory initiatives by the EPA or other federal agencies, our fracturing activities could become subject to additional permitting requirements and result in permitting delays as well as potential increases in costs. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that we are ultimately able to produce from our reserves.

Recently proposed rules regulating air emissions from oil and natural gas operations could cause us to incur increased capital expenditures and operating costs.

On August 23, 2011, the EPA published a proposed rule in the Federal Register that would establish new air emission controls for oil and natural gas production and natural gas processing operations. Specifically, the EPA’s proposed rule package includes New Source Performance Standards to address emissions of sulfur dioxide and VOCs and a separate set of emission standards to address hazardous air pollutants frequently associated with oil and natural gas production and processing activities. The EPA’s proposal requires the reduction of VOC emissions from oil and natural gas production facilities by mandating the use of “green completions” for hydraulic fracturing, which requires the operator to recover rather than vent the gas and natural gas liquids that come to the surface during completion of the fracturing process. The proposed rule also establishes specific requirements regarding emissions from compressors, dehydrators, storage tanks, and other production equipment. In addition, the rule establishes new leak detection requirements for natural gas processing plants. The EPA is currently receiving public comment and recently conducted public hearings regarding the proposed rules and must take final action on them by April 3, 2012. If finalized, these rules could require a number of modifications to our operations including the installation of new equipment. Compliance with such rules could result in significant costs, including increased capital expenditures and operating costs, and could adversely impact our business.

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity and incur debt.

Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Also, as with other yield-oriented securities, our unit price is impacted by the level of our cash distributions to our unitholders and the implied distribution yield. The distribution yield is often used by investors to compare and rank similar yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have an adverse impact on our unit price, our ability to issue additional equity or incur debt, and the cost to us of any such issuance or incurrence.

Expenses not covered by our insurance could have a material adverse effect on our financial position, results of operations and cash flows.

We maintain insurance coverage against potential losses that we believe is customary in the industry. However, these policies may not cover all liabilities, claims, fines, penalties or costs and expenses that we may incur in connection with our business and operations, including those related to environmental claims. In addition, we cannot assure you that we will be able to maintain adequate insurance at rates we consider reasonable. A loss not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows.

Risks Inherent in an Investment in Us

Our general partner and its affiliates will own a controlling interest in us and will have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of our unitholders.

Our general partner will have control over all decisions related to our operations. Upon consummation of this offering, Memorial Resource will control an aggregate 44.0% of our outstanding common units and all of our subordinated units, and 100% of the voting membership interests in our general partner will be owned by Memorial Resource. The Funds, in turn, collectively own 100% of Memorial Resource. The directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to the owners of our general partner. However, certain directors and officers of our general partner are directors and/or officers of affiliates of our general partner (including Memorial Resource, the Funds and NGP), and certain of our general partner’s executive officers and directors will continue to have economic interests, investments and other economic incentives in the Funds and other NGP-affiliated entities. Conflicts of interest may arise in the future between our general partner and its affiliates (including Memorial Resource, the Funds and NGP), on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders and us. Please read “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest — Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.” These potential conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires Memorial Resource, the Funds or NGP to pursue a business strategy that favors us. The directors and officers of Memorial Resource, the Funds and their respective affiliates (including NGP) have a fiduciary duty to make decisions in the best interests of their respective equity holders, which may be contrary to our interests;

•	our general partner is allowed to take into account the interests of parties other than us, such as its owner, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	Memorial Resource, the Funds and their affiliates (including NGP) are not limited in their ability to compete with us, including with respect to future acquisition opportunities, and are under no obligation to offer assets to us. Please read “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest — Memorial Resource, the Funds and other affiliates of our general partner will not be limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses”;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•	many of the officers and directors of our general partner who will provide services to us will devote time to affiliates of our general partner, including Memorial Resource, the Funds, and/or NGP, and may be compensated for services rendered to such affiliates;

•	our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without such limitations, reductions, and restrictions, might constitute breaches of fiduciary duty. By purchasing common units, unitholders are consenting to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law;

•	our general partner determines the amount and timing of our drilling program and related capital expenditures, asset purchases and sales, borrowings, issuance of additional partnership interests, other investments, including investment capital expenditures in other partnerships with which our general partner is or may become affiliated, and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to unitholders;

•	our general partner determines whether a cash expenditure is classified as a growth capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus in any given period and the ability of the subordinated units to convert into common units;

•	we and our general partner will enter into an omnibus agreement with Memorial Resource in connection with this offering, pursuant to which, among other things, Memorial Resource will operate our assets and perform other management, administrative, and operating services for us and our general partner;

•	our general partner is entitled to determine which costs, including allocated overhead, incurred by it and its affiliates, including Memorial Resource, are reimbursable by us, which will include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates;

•	our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•	our partnership agreement permits us to classify up to $30.5 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner interest or the incentive distribution rights;

•	our general partner decides whether to retain separate counsel, accountants, or others to perform services for us;

•	our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations and, in some circumstances, is entitled to be indemnified by us;

•	our general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including Memorial Resource, the Funds and NGP; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties.”

Memorial Resource, the Funds and other affiliates of our general partner will not be limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses.

Our partnership agreement provides that Memorial Resource and the Funds and their respective affiliates (including NGP and its affiliates’ portfolio investments) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, Memorial Resource and the Funds and their respective affiliates may acquire, develop or dispose of additional oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets.

NGP and the Funds are established participants in the oil and natural gas industry, and have resources greater than ours, which factors may make it more difficult for us to compete with them with respect to commercial activities as well as for potential acquisitions. As a result, competition from these affiliates could adversely impact our results of operations and cash available for distribution to our unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

Neither we nor our general partner have any employees and we will rely solely on the employees of Memorial Resource to manage our business. The management team of Memorial Resource, which includes the individuals who will manage us, will also perform substantially similar services for itself and will own and operate its own assets, and thus will not be solely focused on our business.

Neither we nor our general partner have any employees and we will rely solely on Memorial Resource to operate our assets. Upon consummation of this offering, we and our general partner will enter into an omnibus agreement with Memorial Resource, pursuant to which, among other things, Memorial Resource will agree to operate our assets and perform other management, administrative, and operating services for us and our general partner.

Memorial Resource will provide substantially similar activities with respect to its own assets and operations. Because Memorial Resource will be providing services to us that are substantially similar to those performed for itself, Memorial Resource may not have sufficient human, technical and other resources to provide those services at a level that Memorial Resource would be able to provide to us if it were solely focused on our business and operations. Memorial Resource may make internal decisions on how to allocate its available resources and expertise that may not always be in our best interest compared to Memorial Resource’s interests. There is no requirement that Memorial Resource favor us over itself in providing its services. If the employees of Memorial Resource and their affiliates do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

Our predecessor has material weaknesses in its internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

Prior to the completion of this offering, certain entities that comprise our predecessor have been private entities with limited accounting personnel and other supervisory resources to adequately execute their accounting processes and address their internal control over financial reporting. In connection with our predecessor’s audit for the year ended December 31, 2010, our predecessor’s independent registered accounting firm identified and communicated material weaknesses related to lack of accounting personnel with sufficient technical accounting experience for certain significant or unusual transactions and lack of management review at the appropriate level for certain non-routine areas. A “material weakness” is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our predecessor’s financial statements will not be prevented, or detected in a timely basis. The lack of technical accounting experience and management review resulted in several audit adjustments to the financial statements for the year ended December 31, 2010, 2009, and 2008.

After the closing of this offering, our management team and financial reporting oversight personnel will be those of Memorial Resource and our predecessor, and thus, we may face the same material weaknesses described above.

We are in the early phases of evaluating the design and operation of our internal control over financial reporting and will not complete our review until after this offering is completed. We cannot predict the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies, which could give rise to significant deficiencies and other material weaknesses, in addition to the material weaknesses described above. Each of the material weaknesses described above could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim combined financial statements that would not be prevented or detected. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses described above or avoid potential future material weaknesses.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded partnership, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a publicly traded partnership, we will need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting until the year following our first annual report required to be filed with the SEC. If it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to remedy or avoid material weaknesses or significant deficiencies in the future.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our units.

Many of the directors and all of the officers who have responsibility for our management have significant duties with, and will spend significant time serving, entities that compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

To maintain and increase our levels of production, we will need to acquire oil and gas properties. All of the officers of our general partner hold similar positions with Memorial Resource, and many of the directors of our general partner, who are responsible for managing our general partner’s direction of our operations and acquisition activities, hold positions of responsibility with other entities (including NGP-affiliated entities) that are in the business of identifying and acquiring oil and natural gas properties. For example, the Funds and their affiliates (including NGP) are in the business of investing in oil and natural gas companies with independent management teams that also seek to acquire oil and natural gas properties, and Memorial Resource is in the business of acquiring and developing oil and natural gas properties. Mr. Hersh, a director of our general partner, is the Chief Executive Officer of NGP Energy Capital Management and a managing partner of NGP; Mr. Gieselman, a director of our general partner, is a managing director of NGP; Mr. Weber, a director of our general partner, is a managing director of NGP and serves as Chief Investment Coordinator for NGP; and Mr. Weinzierl, the President, Chief Executive Officer and Chairman of the board of directors of our general partner, was a managing director and operating partner of NGP prior to assuming his current positions with Memorial Resource and our general partner and continues to hold ownership interests in the Funds and certain of their affiliates. After the closing of this offering, officers of our general partner will continue to devote significant time to the business of Memorial Resource. We cannot assure you that any conflicts that may arise between us and our unitholders, on the one hand, and Memorial Resource or the Funds, on the other hand, will be resolved in our favor. The existing positions held by these directors and officers may give rise to fiduciary duties that are in conflict with the fiduciary duties they owe to us. These officers and directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present them to us. These conflicts may not be resolved in our favor. For additional discussion of our management’s business affiliations and the potential conflicts of interest of which our unitholders should be aware, please read “Business and Properties — Our Principal Business Relationships” and “Conflicts of Interest and Fiduciary Duties.”

Cost reimbursements due to Memorial Resource and our general partner for services provided to us or on our behalf will be substantial and will reduce our cash available for distribution to our unitholders.

Our partnership agreement requires us to reimburse our general partner and its affiliates for all actual direct and indirect expenses they incur or actual payments they make on our behalf and all other expenses allocable to us or otherwise incurred by our general partner or its affiliates in connection with operating our business, including overhead allocated to our general partner by its affiliates, including Memorial Resource. These expenses include salary, bonus, incentive compensation (including equity compensation) and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Prior to making distributions on our common units, we will reimburse our general partner and its affiliates for all such expenses. None of these reimbursements are capped. The reimbursements to Memorial Resource and our general partner will reduce the amount of cash otherwise available for distribution to our unitholders.

At the closing of this offering, we will enter into agreements with Memorial Resource and our general partner pursuant to which, among other things, we will make payments to Memorial Resource. These payments will be substantial and will reduce the amount of cash available for distribution to unitholders. These include the following:

•	an omnibus agreement pursuant to which, among other things, Memorial Resource will provide management, administrative and operating services for us and our general partner; and

•	a tax sharing agreement pursuant to which we will pay Memorial Resource (or its applicable affiliate(s)) our share of state and local income and other taxes for which our results are included in a combined or consolidated tax return filed by Memorial Resource or its applicable affiliate(s). It is possible that Memorial Resource or its applicable affiliate(s) may use its tax attributes to cause its combined or consolidated group, of which we may be a member for this purpose, to owe less or no tax. In such a situation, we would pay Memorial Resource or its applicable affiliate(s) the tax we would have owed had the tax attributes not been available or used for our benefit, even though Memorial Resource or its applicable affiliate(s) had no cash tax expense for that period. Currently, the Texas margin tax (which has a maximum effective tax rate of 0.7% of federal gross income apportioned to Texas) is the only tax that will be included in a combined or consolidated tax return with Memorial Resource or its applicable affiliate(s).

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right (but not the obligation), at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (25%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following any reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash contribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units and general partner units. The number of common units to be issued to our general partner will be equal to that number of common units which would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. Our general partner will be issued the number of general partner units necessary to maintain our general partner’s interest in us that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right (if at all) to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units and general partner units to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels.”

Our unitholders who fail to furnish certain information requested by our general partner or who our general partner determines are not eligible citizens may not be entitled to receive distributions in kind upon our liquidation and their common units will be subject to redemption.

We have the right to redeem all of the units of any holder that is not an eligible citizen if we are or become subject to federal, state, or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or other related status of any limited partner. Our general partner may require any limited partner or transferee to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation. Furthermore, we have the right to redeem all of the common units and subordinated units of any holder that is not an eligible citizen or fails to furnish the requested information. Please read “The Partnership Agreement — Non-Citizen Assignees; Redemption.”

Common units held by persons who are non-taxpaying assignees will be subject to the possibility of redemption.

If our general partner determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on our ability to operate our assets or generate revenues from our assets, then our general partner may adopt such amendments to our partnership agreement as it determines are necessary or advisable to obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant) and permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on our ability to operate our assets or generate revenues from our assets or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. Please read “The Partnership Agreement — Non-Taxpaying Assignees; Redemption.”

Our unitholders have limited voting rights and are not entitled to elect our general partner or its board of directors. Memorial Resource, as owner of our general partner, will have the power to appoint and remove our general partner’s directors.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will not elect our general partner or its board of directors on an annual or other continuing basis.

The board of directors of our general partner will be appointed by Memorial Resource. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner will have control over all decisions related to our operations. Since, upon consummation of this offering, Memorial Resource will own our general partner, approximately 44.0% of our outstanding common units, and all of our subordinated units, the other unitholders will not have an ability to influence any operating decisions and will not be able to prevent us from entering into any transactions. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders. However, our partnership agreement can be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including common units held by Memorial Resource and its affiliates) after the subordination period has ended. Assuming we do not issue any additional common units and Memorial Resource does not transfer its common units, Memorial Resource will have the ability to amend our partnership agreement, including our policy to distribute all of our available cash to our unitholders, without the approval of any other unitholder once the subordination period ends. Furthermore, the goals and objectives of Memorial Resource and its affiliates that hold our common units relating to us may not be consistent with those of a majority of the other unitholders. Please read “— Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of our unitholders.”

Our general partner will be required to deduct estimated maintenance capital expenditures from our operating surplus, which may result in less cash available for distribution to unitholders from operating surplus than if actual maintenance capital expenditures were deducted.

Maintenance capital expenditures are those capital expenditures required to maintain our long-term asset base, including expenditures to replace our oil and natural gas reserves (including non-proved reserves attributable to undeveloped leasehold acreage), whether through the development, exploitation and production of an existing leasehold or the acquisition or development of a new oil or natural gas property. Our partnership agreement requires our general partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus in determining cash available for distribution from operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus will be subject to review and change by our conflicts committee at least once a year. Our partnership agreement does not cap the amount of maintenance capital expenditures that our general partner may estimate. In years when our estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders from operating surplus will be lower than if actual maintenance capital expenditures had been deducted from operating surplus. On the other hand, if our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we will have more cash available for distribution from operating surplus in the short term but will have less cash available for distribution from operating surplus in future periods when we have to increase our estimated maintenance capital expenditures to account for the previous underestimation.

Our partnership agreement limits our general partner’s fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any merger or consolidation involving us or to any amendment to the partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as such decisions are made in good faith and with the honest belief that the decision was in our best interest;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be (i) on terms no less favorable to us than those generally being provided to or available from unrelated third parties or (ii) must be “fair and reasonable” to us, as determined by our general partner in good faith. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision our general partner’s board of directors or the conflicts committee of our general partner’s board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a unitholder will become bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties.”

Even if our unitholders are dissatisfied, they cannot remove our general partner without Memorial Resource’s consent.

The public unitholders will be unable initially to remove our general partner without Memorial Resource’s consent because Memorial Resource will own sufficient units upon completion of this offering to be able to prevent our general partner’s removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove our general partner. Upon consummation of this offering, Memorial Resource will own our general partner, approximately 44.0% of our outstanding common units (approximately 40.6% if the underwriters exercise their option to purchase additional common units in full), and all of our subordinated units.

Control of our general partner and its incentive distribution rights may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of Memorial Resource from transferring all or a portion of its ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and thereby influence the decisions made by the board of directors and officers in a manner that may not be aligned with the interests of our unitholders.

In addition, our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its general partner interest, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of its incentive distribution rights.

We may not make cash distributions during periods when we record net income.

The amount of cash we have available for distribution to our unitholders depends primarily on our cash flow, including cash from reserves established by our general partner, working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions to our unitholders during periods when we record net losses and may not make cash distributions to our unitholders during periods when we record net income.

We may issue an unlimited number of additional units, including units that are senior to the common units, without unitholder approval, which would dilute unitholders’ ownership interests.

Our partnership agreement does not limit the number of additional common units that we may issue at any time without the approval of our unitholders. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of our common units may decline.

Our partnership agreement restricts the limited voting rights of unitholders, other than our general partner and its affiliates, owning 20% or more of our common units, which may limit the ability of significant unitholders to influence the manner or direction of management.

Our partnership agreement restricts unitholders’ limited voting rights by providing that any common units held by a person, entity or group that owns 20% or more of any class of common units then outstanding (other than our general partner, its affiliates, their transferees and persons who acquired such common units with the prior approval of the board of directors of our general partner) cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting unitholders’ ability to influence the manner or direction of management.

Once our common units are publicly traded, Memorial Resource may sell common units in the public markets, which sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered hereby, Memorial Resource will own approximately 44.0% of our outstanding common units and all of our subordinated units, which convert into common units at the end of the subordination period. Once our common units are publicly traded, the sale of these units, including common units issued upon the conversion of the subordinated units, in the public markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner has a call right that may require common unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is the greater of (i) the highest cash price paid by either of our general partner or any of its affiliates for any common units purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those common units; and (ii) the average daily closing prices of our common units over the 20 days preceding the date three days before the date the notice is mailed. As a result, our unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Our unitholders also may incur a tax liability upon a sale of their common units. Upon consummation of this offering, Memorial Resource will own approximately 44.0% of our outstanding common units and all of our subordinated units. For additional information about this call right, please read “The Partnership Agreement — Limited Call Right.”

If we distribute cash from capital surplus, which is analogous to a return of capital, our minimum quarterly distribution will be reduced proportionately, and the distribution thresholds after which the incentive distribution rights entitle our general partner to an increased percentage of distributions will be proportionately decreased.

Our cash distributions will be characterized as coming from either operating surplus or capital surplus. Operating surplus is defined in our partnership agreement, and generally means amounts we receive from operating sources, such as sale of our oil and natural gas production, less operating expenditures, such as production costs and taxes, and less estimated average capital expenditures, which are generally amounts we estimate we will need to spend in the future to maintain our production levels over the long term. Capital surplus is defined in our partnership agreement included in this prospectus as Appendix A, and generally would result from cash received from non-operating sources such as sales of properties and issuances of debt and equity interests. Cash representing capital surplus, therefore, is analogous to a return of capital. Distributions of capital surplus are made to our unitholders and our general partner in proportion to their percentage interests in us, or 99.9% to our unitholders and 0.1% to our general partner, and will result in a decrease in our minimum quarterly distribution. For a more detailed description of operating surplus, capital surplus and the effect of distributions from capital surplus, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Our partnership agreement allows us to add to operating surplus $30.5 million. As a result, a portion of this amount, which is analogous to a return of capital, may be distributed to the general partner and its affiliates, as holders of incentive distribution rights, rather than to holders of common units as a return of capital.

Our unitholders’ liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. A unitholder could be liable for our obligations as if it was a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	a unitholder’s right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Please read “The Partnership Agreement — Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

Our unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make distributions to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to us are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to us that are known to such purchaser of common units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Our unitholders may have limited liquidity for their common units, a trading market may not develop for the common units and our unitholders may be unable to resell their common units at the initial public offering price.

Prior to this offering, there has been no public market for the common units. After this offering, there will be publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Our unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, a lack of liquidity would likely result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units. All of the 7,061,294 common units that are issued to affiliates of our general partner, or 44.0% of our outstanding common units, will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived by Citigroup Global Markets Inc. in its sole discretion. Sales by affiliates of our general partner of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to our general partner and its affiliates. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations.

If our common unit price declines after the initial public offering, our unitholders could lose a significant part of their investment.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units could be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

•	changes in commodity prices;

•	changes in securities analysts’ recommendations and their estimates of our financial performance;

•	public reaction to our press releases, announcements and filings with the SEC;

•	fluctuations in broader securities market prices and volumes, particularly among securities of oil and natural gas companies and securities of publicly traded limited partnerships and limited liability companies;

•	changes in market valuations of similar companies;

•	departures of key personnel;

•	commencement of or involvement in litigation;

•	variations in our quarterly results of operations or those of other oil and natural gas companies;

•	variations in the amount of our quarterly cash distributions to our unitholders;

•	future issuances and sales of our common units; and

•	changes in general conditions in the U.S. economy, financial markets or the oil and natural gas industry.

In recent years, the securities market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. Future market fluctuations may result in a lower price of our common units.

Our unitholders will experience immediate and substantial dilution of $5.68 per unit.

The initial offering price of $19.00 per common unit exceeds our pro forma net tangible book value after this offering of $13.32 per common unit. Based on the initial offering price of $19.00 per common unit, our unitholders will incur immediate and substantial dilution of $5.68 per common unit. This dilution will occur primarily because the assets contributed by affiliates of our general partner are recorded, in accordance with GAAP at their historical cost, and not their fair value. The impact of such dilution would be magnified upon any conversion of the incentive distribution rights into common units. Please read “Dilution.”

We have the right to borrow to make distributions. Repayment of these borrowings will decrease cash available for future distributions, and covenants in our new revolving credit facility may restrict our ability to make distributions.

Our partnership agreement allows us to borrow to make distributions. We may make short-term borrowings under our new revolving credit facility to make distributions. The primary purpose of these borrowings would be to mitigate the effects of short-term fluctuation in our working capital that would otherwise cause volatility in our quarter-to-quarter distributions.

The terms of our new revolving credit facility will restrict our ability to pay distributions if we do not satisfy the financial and other covenants in the facility.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow our reserves and production.

Our partnership agreement provides that we will distribute all of our available cash each quarter. As a result, we may be dependent on the issuance of additional common units and other partnership securities and borrowings to finance our growth. A number of factors will affect our ability to issue securities and borrow money to finance growth, as well as the costs of such financings, including:

•	general economic and market conditions, including interest rates, prevailing at the time we desire to issue securities or borrow funds;

•	conditions in the oil and natural gas industry;

•	the market price of, and demand for, our common units;

•	our results of operations and financial condition; and

•	prices for oil, NGLs and natural gas.

NASDAQ does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

We have been approved to list our common units on NASDAQ. Because we will be a publicly traded limited partnership, NASDAQ does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of NASDAQ corporate governance requirements. Please read “Management — Management of Memorial Production Partners LP.”

Tax Risks to Unitholders

In addition to reading the following risk factors, prospective unitholders should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of our units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. A change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to unitholders would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our units.

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, we are required to pay Texas franchise tax each year at a maximum effective rate of 0.7% of our gross income apportioned to Texas in the prior year. Imposition of any similar taxes by any other state may substantially reduce the cash available for distribution to our unitholders and, therefore, negatively impact the value of an investment in our units. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to additional amounts of entity-level taxation for state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our units may be modified by administrative, legislative or judicial interpretation at any time. For example, the Obama Administration and members of Congress have recently considered substantive changes to the existing federal income tax laws that would affect the tax treatment of certain publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal income tax purposes, the minimum quarterly distribution and the target distribution levels may be adjusted to reflect the impact of that law on us.

Certain U.S. federal income tax deductions currently available with respect to oil and natural gas exploration and production may be eliminated as a result of future legislation.

Both President Obama’s Proposed Fiscal Year 2012 Budget and the proposed American Jobs Act of 2011 include proposed legislation that would, if enacted into law, make significant changes to United States tax laws, including the elimination of certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, or IDCs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our units.

If the IRS contests any of the federal income tax positions we take, the market for our units may be adversely affected, and the costs of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income, which could be different in amount than the cash we distribute, our unitholders will be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of our taxable income even if they receive no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our units could be more or less than expected.

If our unitholders sell their units, they will recognize a gain or loss equal to the difference between the amount realized and their tax basis in those units. Because distributions in excess of their allocable share of our total net taxable income decrease their tax basis in their units, the amount, if any, of such prior excess distributions with respect to the units they sell will, in effect, become taxable income to them if they sell such units at a price greater than their tax basis in those units, even if the price they receive is less than their original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation, depletion and IDC recapture. In addition, because the amount realized may include a unitholder’s share of our nonrecourse liabilities, if they sell their units, they may incur a tax liability in excess of the amount of cash they receive from the sale. Please read “Material Tax Consequences — Disposition of Common Units — Recognition of Gain or Loss.”

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our units that may result in adverse tax consequences to them.

Investment in our units by tax-exempt entities, such as employee benefit plans and individual retirement accounts, or IRAs, and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our units.

We will treat each purchaser of units as having the same tax benefits without regard to the actual units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

Because we cannot match transferors and transferees of units and because of other reasons, we will adopt depreciation, depletion and amortization positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of units and could have a negative impact on the value of our units or result in audit adjustments to a unitholder’s tax returns. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election” for a further discussion of the effect of the depreciation, depletion and amortization positions we will adopt.

We will prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. Recently, however, the U.S. Treasury Department issued proposed Treasury Regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material Tax Consequences — Disposition of Common Units — Allocations Between Transferors and Transferees.”

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered to have disposed of those units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of the loaned units, he may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We will adopt certain valuation methodologies and monthly conventions for U.S. federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of our common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our current valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of taxable income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions. Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion with respect to whether our method for depreciating Section 743 adjustments is sustainable in certain cases.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same unit will be counted only once. While we would continue our existence as a Delaware limited partnership, our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A technical termination would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a technical termination occurred. Please read “Material Tax Consequences — Disposition of Common Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our units, our unitholders may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire property.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future even if such unitholders do not live in those jurisdictions. Our unitholders likely will be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We initially will own property and conduct business in Texas and Louisiana. Louisiana currently imposes a personal income tax on individuals. These states also impose an income tax on corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. We may own property or conduct business in other states or foreign countries in the future. It is a unitholder’s responsibility to file all U.S. federal, state and local tax returns. Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion on the state or local tax consequences of an investment in our units.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $150 million from this offering, after deducting underwriting discounts, structuring fees, fees and expenses associated with our new revolving credit facility and offering expenses, together with borrowings of approximately $130 million under our new revolving credit facility, as partial consideration (together with our issuance to Memorial Resource of 7,061,294 common units and 5,360,912 subordinated units) for the contribution by Memorial Resource and its subsidiaries (including our predecessor) of the Partnership Properties and to pay fees and expenses associated with such contribution, our new revolving credit facility and this offering.

The following table illustrates our use of the proceeds of this offering and our borrowings under our new revolving credit facility.

Sources of Cash (In millions)		Uses of Cash (In millions)

Gross proceeds from this offering(1)	$171	Cash consideration to Memorial Resource	$280
Borrowings under new revolving credit facility(1)	130	Underwriting discounts, structuring fees, fees and expenses associated with our new revolving credit facility and other offering and formation-related fees and expenses payable by us	21

Total	$301	Total	$301

(1)	If the underwriters exercise their option to purchase additional common units in full, the gross proceeds would be $197 million and the amount borrowed under our new revolving credit facility would be approximately $104 million.

We will use any net proceeds from the exercise of the underwriters’ option to purchase additional common units to reduce outstanding borrowings under our new revolving credit facility. If the underwriters exercise in full their option to purchase additional common units, the ownership interest of the public unitholders will increase to 10,350,000 common units representing an aggregate 45.4% limited partner interest in us and the ownership interest of our general partner will increase to 22,795 general partner units representing a 0.1% general partner interest in us. Please read “Underwriting.”

CAPITALIZATION

The following table shows:

•	the historical capitalization of our predecessor as of September 30, 2011; and

•	our pro forma capitalization as of September 30, 2011, adjusted to reflect the issuance and sale of common units to the public at an initial offering price of $19.00 per common unit, the other formation transactions described under “Summary — Our Partnership Structure and Formation Transactions,” and the application of the net proceeds from this offering as described under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary — Our Partnership Structure and Formation Transactions,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a description of the pro forma adjustments, please read our Unaudited Pro Forma Combined Financial Statements.

	As of September 30, 2011
		Pro Forma
	Our	Memorial
	Predecessor	Production
	Historical	Partners LP
	(In thousands)

Long-term debt(1)	$203,228	$130,000
Partners’ capital/net equity:
Predecessor partners’ capital	229,436	—
Common units held by purchasers in this offering	—	151,900
Common units held by Memorial Resource	—	75,901
Subordinated units held by Memorial Resource	—	57,624
General partner interest	—	231

Total partners’ capital/net equity	229,436	285,656

Total capitalization	$432,664	$415,656

(1)	We intend to enter into a $1.0 billion revolving credit facility, approximately $300 million of which will be available for borrowing upon the completion of the transactions described under “Summary — Our Partnership Structure and Formation Transactions.” After giving effect to the transactions described under “Summary — Our Partnership Structure and Formation Transactions,” including our expected borrowing of $130 million under our new revolving credit facility, we will have approximately $170 million of borrowing capacity. We do not anticipate having any outstanding letters of credit against our borrowing capacity at the closing of this offering. For additional information on our new revolving credit facility, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources — New Revolving Credit Facility.”

This table does not reflect the issuance of up to an additional 1,350,000 common units that may be sold to the underwriters upon exercise of their option to purchase additional common units.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma as adjusted net tangible book value per unit after this offering. Net tangible book value is our total tangible assets less total liabilities. On a pro forma as adjusted basis as of September 30, 2011, after giving effect to the transactions described under “Summary — Our Partnership Structure and Formation Transactions,” including this offering of common units and the application of the related net proceeds and assuming the underwriters’ option to purchase additional common units is not exercised, our pro forma as adjusted net tangible book value was $285.7 million, or $13.32 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for accounting purposes, as illustrated in the following table:

Initial offering price per common unit		$19.00
Pro forma as adjusted net tangible book value per unit before this offering(1)	$17.62
Decrease in net tangible book value per unit attributable to purchasers in this offering	(4.30)

Less: Pro forma as adjusted net tangible book value per unit after this offering(2)		13.32

Immediate dilution in net tangible book value per unit to purchasers in this offering		$5.68

(1)	Determined by dividing the pro forma net tangible book value of our net assets immediately prior to the offering by the number of units (7,061,294 common units and 5,360,912 subordinated units) to be issued to Memorial Resource as partial consideration for their contribution of the Partnership Properties to us and the 21,444 general partner units to be issued to our general partner.

(2)	Determined by dividing our pro forma as adjusted net tangible book value, after giving effect to the application of the expected net proceeds of this offering, by the total number of units to be outstanding after this offering (16,061,294 common units, 5,360,912 subordinated units, and 21,444 general partner units).

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates, including Memorial Resource, in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration
	Number	Percent	$	Percent
			(In millions)

General partner and its affiliates(1)(2)	12,443,650	58.0%	$219.3	59.4%
Purchasers in the offering(3)	9,000,000	42.0%	150.0	40.6%

Total	21,443,650	100.0%	$369.3	100.0%

(1)	Upon the consummation of the transactions contemplated by this prospectus, and assuming the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates will own 7,061,294 common units, 5,360,912 subordinated units, and 21,444 general partner units.

(2)	The assets contributed by Memorial Resource were recorded at historical cost in accordance with GAAP. Total consideration provided by affiliates of our general partner is equal to the pro forma net tangible book value of such assets as of September 30, 2011 and does not include the $84.0 million cash distribution to be made to Memorial Resource as partial consideration for their contribution of the Partnership Properties to us.

(3)	Total consideration is after deducting underwriting discounts and estimated offering expenses.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please read “— Estimated Adjusted EBITDA for the Twelve Months Ending December 31, 2012” below. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma operating results, you should refer to the audited historical combined financial statements of our predecessor as of and for the three years ended December 31, 2010, the unaudited historical combined financial statements of our predecessor for the nine months ended September 30, 2011 and 2010, and our unaudited pro forma combined financial statements for the year ended December 31, 2010 and the nine months ended September 30, 2011, all included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires us to distribute all of our available cash on a quarterly basis. Our available cash is our cash on hand at the end of a quarter after the payment of our expenses and the establishment of reserves for future capital expenditures, operational needs and certain future distributions, including cash from borrowings. We intend to fund any acquisitions and growth capital expenditures with additional borrowings or issuances of additional units. We may also borrow to make distributions to unitholders, for example, in circumstances where we believe that the distribution level is sustainable over the long term, but short-term factors have caused available cash from operations to be insufficient to pay the distribution at the current level. Our cash distribution policy reflects a basic judgment that our unitholders will be better served by us distributing our available cash, after expenses and reserves, rather than retaining it. Also, because we are not subject to an entity-level federal income tax, we will have more cash to distribute to our unitholders than would be the case if we were subject to federal income tax.

Restrictions and Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. We do not have a legal obligation to pay the minimum quarterly distribution or distributions at any other rate except as provided in our partnership agreement. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our cash distribution policy may be subject to restrictions on distributions under our new revolving credit facility or other debt agreements that we may enter into in the future. Specifically, we anticipate that the agreement related to our new revolving credit facility will contain financial tests and covenants that we must satisfy. These financial ratios and covenants are described under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources — New Revolving Credit Facility.” Should we be unable to satisfy these restrictions, or if a default occurs under our new revolving credit facility, we would be prohibited from making cash distributions to our unitholders notwithstanding our stated cash distribution policy.

•	Our general partner will have the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions to our unitholders from levels we currently anticipate under our stated distribution policy. Any determination to establish or increase reserves made by our general partner in good faith will be binding on the unitholders. We intend to reserve a portion of our cash generated from operations to fund our maintenance capital expenditures. Over a longer period of time, if our general partner does not set aside sufficient cash reserves or make sufficient cash expenditures to maintain our asset base, we will be unable to pay the minimum quarterly distribution from cash generated from operations and would therefore expect to reduce our distributions. We are unlikely to be able to sustain our current level of distributions without making capital expenditures that maintain the current production levels of our oil and natural gas properties. Decreases in commodity prices from current levels will adversely affect our ability to pay distributions. If our asset base decreases and we do not reduce our distributions, a portion of the distributions may be considered a return of part of our unitholders’ investment in us as opposed to a return on our unitholders’ investment.

•	Prior to making any distribution on our common units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us, and Memorial Resource will be entitled for such reimbursement under the omnibus agreement. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available to pay cash distributions to our unitholders.

•	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement may not be amended during the subordination period without the approval of our public common unitholders, other than in certain limited circumstances where no unitholder approval is required. However, our partnership agreement can be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including common units that are held by Memorial Resource and its affiliates) after the subordination period has ended. Upon consummation of this offering, Memorial Resource will own our general partner and will control the voting of an aggregate of approximately 44.0% of our outstanding common units and all of our subordinated units. Assuming we do not issue any additional common units and Memorial Resource does not transfer its common units, Memorial Resource will have the ability to amend our partnership agreement without the approval of any other unitholder once the subordination period ends.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement, our new revolving credit facility and any other agreements we may enter into in the future.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including reductions in commodity prices, reductions in our oil and natural gas production, increases in our general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs. For a discussion of additional factors that may affect our ability to pay distributions, please read “Risk Factors.”

•	If and to the extent our cash available for distribution materially declines, we may reduce our quarterly distribution in order to service or repay our debt or fund growth capital expenditures.

•	All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of this offering equals the cumulative operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components that represent non-operating sources of cash, including a cash basket equal to $30.5 million and working capital borrowings. Consequently, it is possible that distributions from operating surplus may represent a return of capital. For example, the $30.5 million cash basket would allow us to distribute as operating surplus cash proceeds we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings, which would represent a return of capital. Distributions representing a return of capital could result in a corresponding decrease in our asset base. Additionally, any cash distributed by us in excess of operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is similar to a return of capital. Distributions from capital surplus could result in a corresponding decrease in our asset base. We do not anticipate that we will make any distributions from capital surplus. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Operating Surplus and Capital Surplus” and “Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions from Capital Surplus — Effect of a Distribution from Capital Surplus.”

•	Our ability to make distributions to our unitholders depends on the performance of our operating subsidiaries and its ability to distribute cash to us. The ability of our operating subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

Our Ability to Grow Depends on Our Ability to Access External Growth Capital

Our partnership agreement requires us to distribute all of our available cash to unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity interests, rather than cash reserves established by our general partner, to fund our growth capital expenditures and any acquisitions. To the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand their ongoing operations. To the extent we issue additional units in connection with any growth capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our quarterly per unit distribution level. There are no limitations in our partnership agreement or our new revolving credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our Minimum Quarterly Distribution

Upon completion of this offering, the board of directors of our general partner will establish a minimum quarterly distribution of $0.4750 per unit per whole quarter, or $1.90 per unit per year on an annualized basis, to be paid no later than 45 days after the end of each fiscal quarter beginning with the quarter ending December 31, 2011. This equates to an aggregate cash distribution of approximately $10.2 million per quarter or $40.7 million per year, in each case based on the number of common units, subordinated units and general partner units outstanding immediately after completion of this offering, but excluding any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering. If the underwriters exercise their option to purchase additional common units in full, 17,411,294 common units, 5,360,912 subordinated units and 22,795 general partner units will be outstanding, which equates to an aggregate cash distribution of approximately $10.8 million per quarter or $43.3 million per year. Our ability to make cash distributions at the minimum quarterly distribution will be subject to the factors described above under the caption “— General — Restrictions and Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

As of the date of this offering, our general partner will be entitled to 0.1% of all distributions of available cash that we make prior to our liquidation. Our general partner’s initial 0.1% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 0.1% general partner interest. Our general partner is not obligated to contribute a proportionate amount of capital to us to maintain its current general partner interest. Our general partner will also hold the incentive distribution rights, which entitle the holder to additional increasing percentages, up to a maximum of 24.9%, of the cash we distribute in excess of $0.54625 per common unit per quarter.

The table below sets forth the number of outstanding common (assuming no exercise and full exercise of the underwriters’ option to purchase additional common units), subordinated and general partner units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our minimum quarterly distribution of $0.4750 per unit per quarter, or $1.90 per unit on an annualized basis.

	No Exercise of the Underwriters’			Full Exercise of the Underwriters’
	Option to Purchase Additional Common Units			Option to Purchase Additional Common Units
		Distributions			Distributions
	Number of	One	Four	Number of	One	Four
	Units	Quarter	Quarters	Units	Quarter	Quarters

Common units held by purchasers in this offering(1)	9,000,000	$4,275,000	$17,100,000	10,350,000	$4,916,250	$19,665,000
Common units held by Memorial Resource and its affiliates(1)	7,061,294	3,354,115	13,416,458	7,061,294	3,354,115	13,416,458
Subordinated units	5,360,912	2,546,433	10,185,734	5,360,912	2,546,433	10,185,734
General partner units	21,444	10,186	40,743	22,795	10,828	43,311

Total	21,443,650	$10,185,734	$40,742,935	22,795,001	$10,827,626	$43,310,502

(1)	Does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering.

If the minimum quarterly distribution on our common units is not paid with respect to any quarter, the common unitholders will not be entitled to receive such payments in the future except that, during the subordination period, to the extent we distribute cash in any future quarter in excess of the amount necessary to make cash distributions at the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any of these arrearages related to prior quarters before any cash distribution is made to holders of subordinated units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

We do not have a legal obligation to pay the minimum quarterly distribution or distributions at any other rate except as provided in our partnership agreement. Our distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is defined to generally mean, for each fiscal quarter, cash generated from our business in excess of expenses and the amount of reserves our general partner determines is necessary or appropriate to provide for the prudent conduct of our business (including payments to our general partner for reimbursement of expenses it incurs on our behalf), to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the next four quarters. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions — Distributions of Available Cash — Definition of Available Cash.”

Our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by our partnership agreement, the Delaware limited partnership statute or any other law, rule or regulation or imposed at equity. Holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above; however, our partnership agreement provides that our general partner is entitled to make the determinations described above without regard to any standard other than the requirement to act in good faith. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must have an honest belief that the determination is in our best interests. Please read “Conflicts of Interest and Fiduciary Duties.”

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement. The actual amount of our cash distributions for any quarter is subject to fluctuation based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above. Our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended by a vote of the holders of a majority of our common units. Upon consummation of this offering, Memorial Resource will own our general partner, approximately 44.0% of our outstanding common units and all of our subordinated units. Assuming we do not issue any additional common units and Memorial Resource does not transfer a controlling portion of its equity interests in our general partner or its common units, Memorial Resource will have the ability to amend our partnership agreement without the approval of any other unitholders once the subordination period ends.

We will pay our distributions on or about the 15th of each of February, May, August and November to holders of record on or about the first day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. For our initial quarterly distribution, we will adjust the quarterly distribution for the period from the closing of this offering through December 31, 2011 based on the actual length of the period. We expect to pay this initial quarterly cash distribution on or before February 14, 2012.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our minimum quarterly distribution of $0.4750 per unit each quarter for the four quarters ending December 31, 2012. In those sections, we present two tables, consisting of:

•	“Unaudited Pro Forma Available Cash for the Year Ended December 31, 2010 and Twelve Months Ended September 30, 2011,” in which we present the amount of cash we would have had available for distribution to our unitholders and our general partner for the year ended December 31, 2010 and the twelve months ended September 30, 2011, based on our unaudited pro forma financial statements. Our calculation of unaudited pro forma available cash in this table should only be viewed as a general indication of the amount of available cash that we might have generated had the transactions contemplated in this prospectus occurred in an earlier period.

•	“Estimated Cash Available for Distribution,” in which we demonstrate our ability to generate the minimum Adjusted EBITDA necessary for us to have sufficient cash available for distribution to pay the full minimum quarterly distribution on all the outstanding units, including our general partner units, for the twelve months ending December 31, 2012.

Unaudited Pro Forma Available Cash for the Year Ended December 31, 2010 and Twelve Months Ended September 30, 2011

If we had completed the formation transactions contemplated in this prospectus and the acquisition of all of the Partnership Properties on January 1, 2010, our unaudited pro forma available cash generated during the year ended December 31, 2010 would have been approximately $47.3 million. Assuming the underwriters do not exercise their option to purchase additional common units, this amount would have been sufficient to make a cash distribution for the year ended December 31, 2010 at the minimum quarterly distribution of $0.4750 per unit per quarter (or $1.90 per unit on an annualized basis) on all of our common units, general partner units and subordinated units. Assuming the underwriters exercise in full their option to purchase additional common units, this amount would have been sufficient to make a cash distribution for the year ended December 31, 2010 at the minimum quarterly distribution of $0.4750 per unit per quarter (or $1.90 per unit on an annualized basis) on all of our common units, general partner units and subordinated units. The number of outstanding common and subordinated units on which we have based such belief does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering.

If we had completed the formation transactions contemplated in this prospectus and the acquisition of all of the Partnership Properties on October 1, 2010, our unaudited pro forma available cash generated during the twelve months ended September 30, 2011 would have been approximately $39.6 million. Pro forma available cash for the twelve months ended September 30, 2011 was negatively impacted by non-routine items that increased lease operating expense by approximately $2.1 million. Assuming the underwriters do not exercise their option to purchase additional common units, this amount would have been sufficient to make an average cash distribution for the twelve months ended September 30, 2011 at the minimum quarterly distribution of $0.4750 per unit per quarter (or $1.90 per unit on an annualized basis) on all of our common units and general partner units and a quarterly distribution of $0.42 per unit on our subordinated units. Assuming the underwriters exercise in full their option to purchase additional common units, this amount would have been sufficient to make an average cash distribution for the twelve months ended September 30, 2011 at the minimum quarterly distribution of $0.4750 per unit per quarter (or $1.90 per unit on an annualized basis) on all of our common units and general partner units and an average quarterly distribution of $0.30 per unit on all of our subordinated units. The number of outstanding common and subordinated units on which we have based such belief does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering. We have not calculated available cash on a pro forma quarter-by-quarter basis for the year ended December 31, 2010 or the twelve months ended September 30, 2011 to determine if we would have generated available cash sufficient to pay the minimum quarterly distribution for each quarter during those periods. As a private company, our predecessor was not required to prepare quarterly financial information for all periods and we have not prepared quarterly financial information for all periods shown in this prospectus. In addition, a significant portion of the Partnership Properties were acquired during 2011 and we have not been provided by the sellers, and thus do not have access to, quarter-by-quarter financial information with respect to those assets prior to our acquisition. Accordingly, we cannot and have not used or relied upon quarter-by-quarter financial information to determine if we would have generated available cash sufficient to pay the minimum quarterly distribution for each quarter during those periods. Rather, we have based our determination whether we would have generated sufficient available cash to pay the minimum quarterly distribution for each quarter during the applicable period on financial information for the entire four quarter period.

Unaudited pro forma available cash also includes general and administrative expenses, which were calculated on a different basis as compared to historical periods. These general and administrative expenses are expected to total $5.0 million annually and consist of $2.5 million of general and administrative expenses we expect to be allocated to us by Memorial Resource during the twelve months ending December 31, 2012 as well as $2.5 million of general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership. Our general partner is entitled to determine in good faith the general and administrative expenses to be reimbursed by us in accordance with our partnership agreement, and Memorial Resource is entitled to reimbursement under the omnibus agreement. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement.” We will incur general and administrative expenses related to being a publicly traded partnership, which will include expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on NASDAQ; independent auditor fees; legal fees; investor relations expenses; and registrar and transfer agent fees. These expenses are not reflected in the historical combined financial statements of our predecessor or our pro forma combined financial statements.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus and the acquisition of all of our properties actually been completed as of the dates presented. In addition, cash available to pay distributions is primarily a cash accounting concept, while our unaudited pro forma financial statements have been prepared on an accrual basis. As a result, you should view the amount of unaudited pro forma available cash only as a general indication of the amount of cash available to pay distributions that we might have generated had we been formed in an earlier period.

The forecast has been prepared by and is the responsibility of management. Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending December 31, 2012. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are material to our forecasted results of operations and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable objective basis for these assumptions; however, there will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate or at all.

The following table illustrates, on an unaudited pro forma basis, for the year ended December 31, 2010 and the twelve months ended September 30, 2011, the amount of available cash that would have been available for distribution to our unitholders, assuming that the formation transactions (including the acquisition of all of the Partnership Properties) and this offering had been consummated on January 1, 2010 and October 1, 2010, respectively and that the underwriters did not exercise their option to purchase additional common units. Each of the pro forma adjustments presented below is explained in the footnotes to such adjustments.

Memorial Production Partners LP
Unaudited Pro Forma Cash Available for Distribution

	Pro Forma
	Year Ended	Twelve Months Ended
	December 31, 2010	September 30, 2011
	(In thousands, except per unit data)

Net income (loss)	$12,563	$79,180
Interest expense	4,105	4,105
Income tax expense	225	347
Depreciation, depletion and amortization	34,772	29,818
Impairment	9,509	4,461
Accretion of asset retirement obligations	1,072	1,085
Unrealized (gains) losses on derivative instruments	(2,970)	(5,325)
Acquisition related costs	890	811
(Gain) loss on sale of properties	—	(62,020)
Unit-based compensation expense	—	—
Exploration costs	36	36

Adjusted EBITDA(1)	$60,202	$52,498
Less:
Cash interest expense(2)	$3,705	$3,705
Estimated average maintenance capital expenditures(3)	9,200	9,200

Pro forma available cash(4)	$47,297	$39,593

Pro forma annualized distributions per unit(5)	$1.90	$1.90
Pro forma estimated annual cash distributions:
Distributions on common units held by purchasers in this offering(5)	$17,100	$17,100
Distributions on common units held by Memorial Resource and its affiliates(5)	13,416	13,416
Distributions on subordinated units(5)	10,186	10,186
Distributions on general partner units(5)	41	41

Total estimated annual cash distributions(5)	$40,743	$40,743

Excess (Shortfall)(5)	$6,554	$(1,150)

Percent of minimum quarterly distributions payable to common unitholders	100%	100%
Percent of minimum quarterly distributions payable to subordinated unitholders	100%	88.7%

(1)	Adjusted EBITDA is defined in “Summary — Non-GAAP Financial Measure.”

(2)	In connection with this offering, we intend to enter into a new $1.0 billion revolving credit facility under which we expect to incur approximately $130 million of borrowings upon the closing of this offering. The pro forma cash interest expense is based on $130 million of borrowings at an assumed weighted-average rate of 2.85%. If the interest rate used to calculate this interest were 1% higher or lower, our annual cash interest expense would increase or decrease, respectively, by $1.3 million.

(3)	Historically, our predecessor did not make a distinction between maintenance and growth capital expenditures. For purposes of the presentation of Unaudited Pro Forma Cash Available for Distribution, we have estimated that approximately $9.2 million of our predecessor’s capital expenditures were maintenance capital expenditures for the Partnership Properties for the respective period. Our estimates accounted for our targeted average net production from our assets of 49 MMcfe/d through December 31, 2015, our decline rate for our existing proved developed producing reserves of approximately 9% and the amount of capital expenditures required annually to be expended on reserve development to maintain the reserve base and replace the production lost to depletion. To the extent capital expenditures exceed our targeted annual maintenance capital expenditure of $9.2 million, such expenditures would be considered growth capital expenditures and we would expect an increase in production and cash flows accordingly.

(4)	Does not reflect impact of $2.5 million of estimated incremental annual general and administrative expenses that we expect to incur associated with being a publicly traded partnership. Please read “— Assumptions and Considerations — Capital Expenditures and Expenses.”

(5)	The following table provides pro forma estimated annual cash distributions and the excess (shortfall) if the underwriters’ option to purchase additional common units is exercised in full.

	Pro Forma
	Year Ended	Twelve Months Ended
	December 31, 2010	September 30, 2011
	(In thousands, except per unit data)

Pro forma annualized distributions per unit	$1.90	$1.90
Pro forma estimated annual cash distributions:
Distributions on common units held by purchasers in this offering	$19,665	$19,665
Distributions on common units held by Memorial Resource and its affiliates	13,416	13,416
Distributions on subordinated units	10,186	10,186
Distributions on general partner units	43	43

Total estimated annual cash distributions	$43,311	$43,311

Excess (Shortfall)	$3,986	$(3,718)

Estimated Adjusted EBITDA for the Twelve Months Ending December 31, 2012

The cumulative amount that we would distribute for the twelve months ending December 31, 2012, if we made distributions on all our common units, subordinated units and general partner units at the minimum quarterly distribution rate of $0.4750 per unit during that period, would be $40.7 million if the underwriters do not exercise their option to purchase additional common units and $43.3 million if the underwriters exercise in full their option to purchase additional common units. Based upon the assumptions and considerations set forth in “— Assumptions and Considerations,” in order to fund distributions on all our common units, subordinated units and general partner units at the minimum quarterly distribution rate for the twelve months ending December 31, 2012, we estimate that our minimum Adjusted EBITDA for that period must be at least $53.6 million if the underwriters do not exercise their option to purchase additional common units and at least $55.5 million if the underwriters exercise in full their option to purchase additional common units. The number of outstanding common and subordinated units on which we have based such estimates does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering.

Based on the assumptions set forth in “— Assumptions and Considerations,” and as set forth in the table below, we believe that we will be able to generate approximately $61.8 million in Adjusted EBITDA during the twelve months ending December 31, 2012, which amount we refer to as our “estimated Adjusted EBITDA.” We can give you no assurance, however, that we will generate this amount of Adjusted EBITDA during that period. There will likely be differences between our estimated Adjusted EBITDA and our actual results for the twelve months ending December 31, 2012, and those differences could be material. In addition, Adjusted EBITDA may not represent actual cash generated during an applicable period because of, among other things, timing differences between the incurrence and actual payment of accounts payable and accounts receivable. If the amount of Adjusted EBITDA that we actually generate during the twelve months ending December 31, 2012 is less than our estimated Adjusted EBITDA, we may not be able to pay the minimum quarterly distribution on all of our units.

Our management has prepared the prospective financial information that is the basis of our estimated Adjusted EBITDA below to substantiate our belief that we will have sufficient cash to pay the minimum quarterly distribution on all outstanding common, subordinated and general partner units for the twelve months ending December 31, 2012. This prospective financial information is a forward-looking statement and should be read together with the historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This prospective financial information was not prepared with a view toward complying with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our management’s knowledge and belief, the assumptions and considerations on which we base our belief that we can generate sufficient Adjusted EBITDA to pay the minimum quarterly distribution to all of our common unitholders and subordinated unitholders, as well as in respect of our general partner units, for the twelve months ending December 31, 2012. However, this prospective financial information is not fact and may not be necessarily indicative of our actual results of operations, and readers of this prospectus are cautioned not to place undue reliance on this prospective financial information. Please read “— Assumptions and Considerations.”

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Neither KPMG nor any other independent accountant has compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, KPMG and any other accounting firm do not express an opinion or any other form of assurance with respect thereto. The KPMG and the other independent auditor reports included in the registration statement relate to historical financial information. Those reports do not extend to the prospective financial information and should not be read to do so.

When considering this prospective financial information, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate the estimated Adjusted EBITDA sufficient to pay the minimum quarterly distributions to holders of our common, subordinated and general partner units for the twelve months ending December 31, 2012.

We do not undertake any obligation to release publicly the results of any future revisions we may make to this prospective financial information or to update this prospective financial information to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

As a result of the factors described in “— Our Estimated Adjusted EBITDA” and “— Assumptions and Considerations,” we believe we will be able to pay cash distributions at the minimum quarterly distribution of $0.4750 per unit on all outstanding common, subordinated and general partner units for each full calendar quarter in the twelve months ending December 31, 2012. The number of outstanding common units on which we have based such belief does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering.

Our Estimated Adjusted EBITDA

Adjusted EBITDA is a significant financial metric that will be used by our management to indicate (prior to the establishment of any reserves by the board of directors of our general partner) the cash distributions we expect to pay to our unitholders. Specifically, we intend to use this financial measure to assist us in determining whether we are generating operating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. As used in this prospectus, the term “Adjusted EBITDA” means the sum of net income (loss) adjusted by the following to the extent included in calculating such net income (loss):

•	Plus:

•	Interest expense, including realized and unrealized losses on interest rate derivative contracts;

•	Income tax expense;

•	Depreciation, depletion and amortization;

•	Impairment of goodwill and long-lived assets (including oil and natural gas properties);

•	Accretion of asset retirement obligations;

•	Unrealized losses on commodity derivative contracts;

•	Losses on sale of assets and other, net;

•	Unit-based compensation expenses;

•	Exploration costs;

•	Acquisition related costs; and

•	Other non-routine items that we deem appropriate.

•	Less:

•	Interest income;

•	Income tax benefit;

•	Unrealized gains on commodity derivative contracts;

•	Gains on sale of assets and other, net; and

•	Other non-routine items that we deem appropriate.

Memorial Production Partners LP
Estimated Adjusted EBITDA
Assuming No Exercise of the Underwriters’ Option to Purchase Additional Common Units

	Forecasted
	Three Months Ending				Twelve Months Ending
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	December 31, 2012
	(In millions, except for per unit amounts)

Operating revenue and realized commodity derivative gains (losses)(1)	$22.8	$23.1	$23.3	$23.7	$93.0
Less:
Lease operating expenses	4.6	4.6	4.6	4.6	18.3
Production and ad valorem taxes	1.9	1.9	2.0	2.0	7.9
General and administrative expenses	1.3	1.3	1.3	1.3	5.0
Depreciation, depletion and amortization	7.8	7.9	8.0	8.0	31.7
Interest expense	0.9	0.9	0.9	0.9	3.7

Net income excluding unrealized derivative gains (losses)	$6.3	$6.5	$6.6	$7.0	$26.3
Adjustments to reconcile net income excluding unrealized derivative gains (losses) to estimated Adjusted EBITDA:
Add:
Depreciation, depletion and amortization	$7.8	$7.9	$8.0	$8.0	$31.7
Interest expense	0.9	0.9	0.9	0.9	3.7

Estimated Adjusted EBITDA	$15.1	$15.3	$15.5	$15.9	$61.8
Adjustments to reconcile estimated Adjusted EBITDA to cash available for distribution:
Less:
Cash interest expense(2)	$0.9	$0.9	$0.9	$0.9	$3.7
Estimated average maintenance capital expenditures(3)	2.3	2.3	2.3	2.3	9.2

Estimated cash available for distribution	$11.8	$12.1	$12.3	$12.7	$48.9
Annualized minimum quarterly distribution per unit	$0.4750	$0.4750	$0.4750	$0.4750	$1.90
Estimated annual cash distributions:
Distributions on common units held by purchasers in this offering	$4.3	$4.3	$4.3	$4.3	$17.1
Distributions on common units held by Memorial Resource and its affiliates	3.4	3.4	3.4	3.4	13.4
Distributions on subordinated units	2.5	2.5	2.5	2.5	10.2
Distributions on general partner units	*	*	*	*	*

Total estimated annual cash distributions	$10.2	$10.2	$10.2	$10.2	$40.7

Excess cash available for distribution	$1.7	$1.9	$2.1	$2.5	$8.1

Minimum estimated Adjusted EBITDA:
Estimated Adjusted EBITDA	$15.1	$15.3	$15.5	$15.9	$61.8
Less:
Excess cash available for distributions(4)	1.7	1.9	2.1	2.5	8.1

Minimum estimated Adjusted EBITDA	$13.4	$13.4	$13.4	$13.4	$53.6

*	Distribution represents less than $0.1 million.

Memorial Production Partners LP
Estimated Adjusted EBITDA
Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Common Units

	Forecasted
	Three Months Ending				Twelve Months Ending
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	December 31, 2012
	(In millions, except for per unit amounts)

Operating revenue and realized commodity derivative gains (losses)(1)	$22.8	$23.1	$23.3	$23.7	$93.0
Less:
Lease operating expenses	4.6	4.6	4.6	4.6	18.3
Production and ad valorem taxes	1.9	1.9	2.0	2.0	7.9
General and administrative expenses	1.3	1.3	1.3	1.3	5.0
Depreciation, depletion and amortization	7.8	7.9	8.0	8.0	31.7
Interest expense	0.8	0.8	0.8	0.8	3.1

Net income excluding unrealized derivative gains (losses)	$6.5	$6.6	$6.8	$7.1	$27.0
Adjustments to reconcile net income excluding unrealized derivative gains (losses) to estimated Adjusted EBITDA:
Add:
Depreciation, depletion and amortization	$7.8	$7.9	$8.0	$8.0	$31.7
Interest expense	0.8	0.8	0.8	0.8	3.1

Estimated Adjusted EBITDA	$15.1	$15.3	$15.5	$15.9	$61.8
Adjustments to reconcile estimated Adjusted EBITDA to cash available for distribution:
Less:
Cash interest expense(2)	$0.8	$0.8	$0.8	$0.8	$3.1
Estimated average maintenance capital expenditures(3)	2.3	2.3	2.3	2.3	9.2

Estimated cash available for distribution	$12.0	$12.3	$12.5	$12.8	$49.5
Annualized minimum quarterly distribution per unit	$0.4750	$0.4750	$0.4750	$0.4750	$1.90
Estimated annual cash distributions:
Distributions on common units held by purchasers in this offering	$4.9	$4.9	$4.9	$4.9	$19.7
Distributions on common units held by Memorial Resource and its affiliates	3.4	3.4	3.4	3.4	13.4
Distributions on subordinated units	2.5	2.5	2.5	2.5	10.2
Distributions on general partner units	*	*	*	*	*

Total estimated annual cash distributions	$10.8	$10.8	$10.8	$10.8	$43.3

Excess cash available for distribution	$1.2	$1.4	$1.6	$2.0	$6.2

Minimum estimated Adjusted EBITDA:
Estimated Adjusted EBITDA	$15.1	$15.3	$15.5	$15.9	$61.8
Less:
Excess cash available for distributions(4)	1.2	1.4	1.6	2.0	6.2

Minimum estimated Adjusted EBITDA	$13.9	$13.9	$13.9	$13.9	$55.5

*	Distribution represents less than $0.1 million.

(1)	Includes the forecasted effect of cash settlements of commodity derivative instruments.

(2)	In connection with this offering, we intend to enter into a new $1.0 billion revolving credit facility under which we expect to incur approximately $130 million of borrowings upon the closing of this offering. The pro forma cash interest expense is based on $130 million of borrowings at an assumed weighted-average rate of 3.13%. If the interest rate used to calculate this interest were 1% higher or lower, our annual cash interest expense would increase or decrease by $1.2 million.

(3)	In calculating the estimated cash available for distribution, we have included our estimated maintenance capital expenditures for the twelve months ending December 31, 2012. To maintain our targeted average net production from our assets of 49 MMcfe/d through December 31, 2015, we expect to incur approximately $9.2 million of annual capital expenditures for the twelve months ending December 31, 2012 based on our reserve reports as of December 31, 2010.

(4)	We intend to retain any excess cash to repay indebtedness or for other general partnership purposes.

Assumptions and Considerations

Based upon the specific assumptions outlined below with respect to the twelve months ending December 31, 2012, we expect to generate estimated Adjusted EBITDA sufficient to establish reserves for capital expenditures and to pay the minimum quarterly distribution on all common, subordinated and general partner units for the twelve months ending December 31, 2012.

While we believe that these assumptions are reasonable in light of management’s current expectations concerning future events, the estimates underlying these assumptions are inherently uncertain and are subject to significant business, economic, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions do not materialize, the amount of actual cash available to pay distributions could be substantially less than the amount we currently estimate and could, therefore, be insufficient to permit us to pay quarterly cash distributions equal to our minimum quarterly distribution (absent borrowings under our new revolving credit facility), or any amount, on all common, subordinated and general partner units, in which event the market price of our common units may decline substantially. We are unlikely to be able to sustain our minimum quarterly distribution without making capital expenditures that maintain our asset base. Over a longer period of time, if we do not set aside sufficient cash reserves or make sufficient cash expenditures to maintain our asset base, we will be unable to pay distributions at the then-current level from cash generated from operations and would therefore expect to reduce our distributions. We intend to pay for maintenance capital expenditures from operating cash flow, and we expect to primarily rely upon external financing sources, including commercial bank borrowings and the issuance of debt and equity interests, rather than cash reserves established by our general partner, to fund our growth capital expenditures and any acquisitions. In addition, decreases in commodity prices from current levels will adversely affect our ability to pay distributions. When reading this section, you should keep in mind the risk factors and other cautionary statements described under “Risk Factors” and “Forward-Looking Statements.” Any of the risks discussed in this prospectus could cause our actual results to vary significantly from our estimates.

Operations and Revenue

Production.  The following table sets forth information regarding net production of oil and natural gas on a pro forma basis for the year ended December 31, 2010 and the twelve months ended September 30, 2011, and on a forecasted basis for the twelve months ending December 31, 2012:

			Forecasted
	Pro Forma Year	Pro Forma	Twelve Months
	Ended	Twelve Months	Ending
	December 31,	Ended	December 31,
	2010	September 30, 2011	2012
		(Unaudited)

Annual Production:
Oil (MBbl)	107	99	101
NGLs (MBbl)	272	224	188
Natural Gas (MMcf)	16,713	16,142	16,339

Total (MMcfe)	18,985	18,083	18,073
Average Net Production:
Oil (MBbl/d)	0.3	0.3	0.3
NGLs (MBbl/d)	0.8	0.6	0.5
Natural Gas (MMcf/d)	45.8	44.2	44.6

Total (MMcfe/d)	52.0	49.5	49.4

We estimate that our oil and natural gas production for the twelve months ending December 31, 2012 will be 18,073 MMcfe as compared to 18,985 and 18,083 MMcfe, respectively, on a pro forma basis for the year ended December 31, 2010 and the twelve months ended September 30, 2011. We intend to maintain our forecasted production level of 49 MMcfe/d for the twelve months ending December 31, 2012 over the long term with cash generated from operations.

Prices.  The table below illustrates the relationship between average oil and natural gas realized sales prices and the average NYMEX prices on a pro forma basis for the year ended December 31, 2010 and the twelve months ended September 30, 2011 and on a forecasted basis for the twelve months ending December 31, 2012:

			Forecasted
	Pro Forma	Pro Forma	Twelve Months
	Year Ended	Twelve Months	Ending
	December 31,	Ended	December 31,
	2010	September 30, 2011	2012
	(Unaudited)

Average oil sales prices:
NYMEX-WTI oil price per Bbl	$79.59	$91.28	$92.72
Differential to NYMEX-WTI oil per Bbl	$(5.24)	$(3.47)	$(4.28)

Realized oil sales price per Bbl (excluding cash settlements of derivatives)	$74.35	$87.81	$88.44
Realized oil sales price per Bbl (including cash settlements of derivatives)(1)(2)	$74.35	$87.81	$88.40
Average natural gas liquids sales prices:
NYMEX-WTI oil price per Bbl	$79.59	$91.28	$92.72
Differential to NYMEX-WTI oil price per Bbl	$(42.18)	$(44.71)	$(49.87)

Realized natural gas liquids sales price per Bbl (excluding cash settlements of derivatives)(1)(2)	$37.41	$46.57	$42.85
Realized natural gas liquids sales price per Bbl (including cash settlements of derivatives)(1)(2)	$37.41	$46.57	$42.93
Average natural gas sales prices:
NYMEX-Henry Hub natural gas price per MMBtu	$4.39	$4.16	$4.15
Differential to NYMEX-Henry Hub natural gas	$(0.22)	$(0.04)	$(0.05)

Realized natural gas sales price per Mcf (excluding cash settlements of derivatives)	$4.17	$4.12	$4.10
Realized natural gas sales price per Mcf (including cash settlements of derivatives)(1)(2)	$4.17	$4.12	$4.65

Total combined price (per Mcfe, excluding cash settlements of derivatives)	$4.62	$4.74	$4.64
Total combined price (per Mcfe, including cash settlements of derivatives)(1)(2)	$4.62	$4.74	$5.14

(1)	Average NYMEX futures prices for 2012 as reported on October 28, 2011. For a description of the effect of lower spot prices on cash available for distribution, please read “— Sensitivity Analysis — Commodity Price Changes.”

(2)	Our pro forma realized prices do not include gains and losses on commodity derivative instruments. Because the commodity derivative contracts to be contributed to us have been commingled with the properties retained by our predecessor, the pro forma information associated with these commodity derivative contracts is not available by product type. We have given effect to the expected contribution to us at the closing of this offering of commodity derivative contracts covering 62% of our total forecasted production for the twelve months ending December 31, 2012.

Price Differentials.  As is typical in the oil and natural gas industry and as reflected in our reserve reports, we report our natural gas production and estimated reserves in Mcf, while we sell our natural gas production and enter into derivative contracts that measure natural gas in MMBtu, a measure of the heating capacity of natural gas. The following table presents the average Btu content for our natural gas production by operating area:

Operating Area	MMBtu per Mcf

South Texas	1.045
East Texas	1.026

Weighted Average	1.039

To the extent the Btu content for our natural gas production is above 1.000 MMBtu per Mcf, we will receive a price premium relative to the NYMEX-Henry Hub price.

However, our natural gas production has historically sold at a negative basis differential from the NYMEX-Henry Hub price primarily due to the distance of the production attributable to our operating areas from the Henry Hub, which is located in Louisiana, and other location and transportation cost factors. In addition, our oil production, which consists of a combination of sweet and sour oil, typically sells at a discount to the NYMEX-WTI price due to quality and location differentials.

The adjustments we have made to reflect the basis differentials for our forecasted production during the twelve months ending December 31, 2012 are presented in the following table and shown per Bbl for oil and per MMBtu as well as per Mcf for natural gas, as reflected in our reserve reports:

	Oil	Natural Gas
Operating Area	Per Bbl	Per MMBtu	Per Mcf

South Texas	$(5.13)	$(0.13)	$0.05
East Texas	$(3.96)	$(0.36)	$(0.26)

Weighted Average	$(4.28)	$(0.21)	$(0.05)

In addition, some of our pro forma production has transportation, gathering, and marketing charges deducted from the prices we realize. In areas where firm transportation capacity is contracted separately from the counterparties purchasing the natural gas, an additional adjustment is made as a deduction. The transportation costs are necessary to minimize risk of flow interruption to the markets.

Use of Commodity Derivative Contracts.  At the closing of this offering, Memorial Resource will contribute specific commodity derivative contracts. For purposes of the forecast in this prospectus, we have assumed that such commodity derivative contracts will cover 30 MMcfe/d, or approximately 62% of our total forecasted production of 49 MMcfe/d for the twelve months ending December 31, 2012. We have assumed that the assigned commodity derivative contracts will consist of put, collar and swap agreements for oil, NGLs and natural gas. The table below shows the volumes, benchmark price and prices we have assumed for our commodity derivative contracts for the twelve months ending December 31, 2012:

	Puts		Collars			Swaps
				Weighted Average
		Weighted		Price			Weighted
		Average		Floor	Ceiling		Average
Oil (January 1, 2012 — December 31, 2012)	Bbl	Price	Bbl	Price	Price	Bbl	Price

NYMEX — WTI	—	$—	54,000	$86.67	$115.12	—	—
% of forecasted oil production			54%
% of total forecasted oil production	54%

	Puts		Collars			Swaps
				Weighted Average
		Weighted		Price			Weighted
		Average		Floor	Ceiling		Average
NGL (January 1, 2012 — December 31, 2012):	Bbl	Price	Bbl	Price	Price	Bbl	Price

Mt. Belvieu Propane	—	—	14,400	$52.50	$66.78	—	—
Mt. Belvieu Butane	—	—	7,200	$71.40	$86.10	—	—
Mt. Belvieu Isobutane	—	—	4,800	$71.40	$89.04	—	—
Mt. Belvieu Gasoline	—	—	19,200	$94.50	$117.60	—	—

Total NGL Hedges	—	—	45,600	$75.16	$93.57	—	—
% of forecasted NGL production			24%
% of total forecasted NGL production	24%

	Puts		Collars			Swaps
		Weighted		Weighted Average Price			Weighted
		Average		Floor	Ceiling		Average
Natural Gas (January 1, 2012 — December 31, 2012):	MMBtu	Price	MMBtu	Price	Price	MMBtu	Price

NYMEX — Henry Hub	—	$—	2,454,000	$4.98	$5.74	180,000	$4.94
TETCO South Texas Basis	840,000	$4.80	2,400,000	$4.68	$6.03	720,000	$5.51
NGPL TexOk Basis	—	—	900,000	$5.49	$6.57	396,000	$6.31
Houston Ship Channel Basis	—	—	1,680,000	$4.28	$5.65	960,000	$4.84

Total Natural Gas Hedges	840,000	$4.80	7,434,000	$4.79	$5.91	2,256,000	$5.32
% of forecasted natural gas production	5%		45%			14%
% of total forecasted natural gas production	64%

Operating Revenues and Realized Commodity Derivative Gains.  The following table illustrates the primary components of operating revenues and realized commodity derivative gains on a pro forma basis for the year ended December 31, 2010 and the twelve months ended September 30, 2011 and on a forecasted basis for the twelve months ending December 31, 2012:

			Forecasted
	Pro Forma	Pro Forma	Twelve Months
	Year Ended	Twelve Months	Ending
	December 31,	Ended	December 31,
	2010	September 30, 2011	2012
	(Unaudited)
	($ in millions)

Oil:
Oil revenues	$7.9	$8.7	$8.9
Oil derivative contracts gain (loss)(1)	—	—	(0.0)

Total	$7.9	$8.7	$8.9
NGLs:
NGLs revenues	$10.2	$10.4	$8.1
NGLs derivative contracts gain (loss)(1)	—	—	0.0

Total	$10.2	$10.4	$8.1
Natural gas:
Natural gas revenues	$69.7	$66.6	$66.9
Natural gas derivative contracts gain (loss)(1)	—	—	9.1

Total	$69.7	$66.6	$76.0
Total:
Operating Revenues	$87.8	$85.7	$83.9
Commodity derivative contracts gain (loss)(1)	—	—	9.1

Operating revenue and realized commodity derivative contract gains	$87.8	$85.7	$93.0

(1)	Our pro forma realized prices do not include gains or losses on commodity derivative contracts. Because the commodity derivative contracts to be contributed to us have been commingled with the properties retained by our predecessor, the pro forma information associated with these commodity derivative contracts is not available by product type. We have given effect to the expected contribution to us at the closing of this offering of commodity derivative contracts covering 62% of our total forecasted production for the twelve months ending December 31, 2012.

Capital Expenditures and Expenses

Capital Expenditures.  Our estimated cash reserves for maintenance capital expenditures for the twelve months ending December 31, 2012 of $9.2 million represents our estimate of maintenance capital expenditures necessary to maintain our average net production of 49 MMcfe/d through December 31, 2015. We anticipate replacing declining production and reserves through the drilling and completing of wells on our undeveloped properties and through the acquisition of producing and non-producing oil and natural gas properties from Memorial Resource and from third parties. As part of our maintenance capital expenditures, we estimate that, during the forecast period, we will drill 7 gross (3.4 net) wells at an aggregate net cost of approximately $5.1 million and spend approximately $3.9 million on workovers, recompletions and other field-related costs.

Our forecast for the twelve months ending December 31, 2012 does not reflect any material growth capital expenditures or acquisitions. We anticipate spending approximately $59 million on growth capital expenditures over the next five years to further develop our properties and increase our production level above our targeted production rate. While we anticipate making all of these growth capital expenditures over the next five years and believe we have adequate external funding sources, the timing of such expenditures are expected to be uneven. We expect to spend approximately $1.0 million on growth capital expenditures on a forecasted basis for the twelve months ending December 31, 2012. Although we may make acquisitions during the twelve months ending December 31, 2012, our forecast does not reflect any acquisitions, as we cannot assure you that we will be able to identify attractive properties or, if identified, that we will be able to negotiate acceptable purchase agreements and as any such acquisitions are expected to be funded with external sources of funding.

Lease Operating Expenses.  The following table summarizes pro forma lease operating expenses on an aggregate basis and on a per Mcfe basis for the year ended December 31, 2010 and the twelve months ended September 30, 2011 and forecasted lease operating expenses on an aggregate basis and on a per Mcfe basis for the twelve months ending December 31, 2012:

			Forecasted
	Pro Forma	Pro Forma	Twelve Months
	Year Ended	Twelve Months	Ending
	December 31,	Ended	December 31,
	2010	September 30, 2011	2012

Lease operating expenses (in millions)	$23.1	$25.7	$18.3
Less: Ad valorem taxes (in millions)	(1.6)	(2.6)	—
Lease operating expenses excluding ad valorem taxes (in millions)	21.5	23.1	18.3
Lease operating expenses (per Mcfe)	$1.13	$1.28	$1.01

We estimate that our lease operating expenses for the twelve months ending December 31, 2012 will be approximately $18.3 million. On a pro forma basis, for the year ended December 31, 2010 and the twelve months ended September 30, 2011, lease operating expenses were $23.1 million and $25.7 million, respectively, with respect to the Partnership Properties. Excluding ad valorem taxes, lease operating expenses were $21.5 million and $23.1 million for the year ended December 31, 2010 and the twelve months ended September 30, 2011, respectively. The decrease in forecasted lease operating expenses is primarily a result of non-routine workover costs associated with discovery and production enhancements on acquired properties, other non-routine personnel charges and lower forecasted volumes during the forecast period compared to the pro forma year ended December 31, 2010 and the pro forma twelve months ended September 30, 2011. Moreover, the lease operating expenses for the first nine months of 2011 contained approximately $2.2 million in incremental non-routine workover expenses and personnel charges. A majority of these workover costs were initiated in January 2011 and are not expected to continue in future periods, and the personnel charges will no longer be charged upon consummation of this offering.

Production and Other Taxes.  The following table summarizes production and other taxes before the effects of our commodity derivative contracts on a pro forma basis for the year ended December 31, 2010 and the twelve months ended September 30, 2011 and on a forecasted basis for the twelve months ending December 31, 2012:

		Pro Forma	Forecasted
	Pro Forma	Twelve Months	Twelve Months
	Year Ended	Ended	Ending
	December 31, 2010	September 30, 2011	December 31, 2012
	($ in millions)

Oil, natural gas and NGL revenues, excluding the effect of our commodity derivative contracts	$87.8	$85.7	$83.9
Production taxes	$7.4	$6.8	$5.7
Ad valorem taxes	$1.6	$2.6	$2.2

Production and ad valorem taxes	$9.0	$9.4	$7.9
Production and ad valorem taxes as a percentage of revenue	10.2%	11.0%	9.4%

Our production taxes are calculated as a percentage of our oil, natural gas, and NGL revenues, excluding the effects of our commodity derivative contracts. In general, as prices and volumes increase, our production taxes increase. As prices and volumes decrease, our production taxes decrease. Additionally, production tax rates vary by state, and as revenues by state vary, our production taxes will increase or decrease. Ad valorem taxes are generally tied to the valuation of the oil and natural gas properties; however, these valuations are reasonably correlated to revenues, excluding the effects of our commodity derivative contracts. As a result we are forecasting our ad valorem taxes as a percent of revenues, excluding the effects of our commodity derivative contracts.

General and Administrative Expenses.  We estimate that general and administrative expense for the twelve months ending December 31, 2012 will be $5.0 million as compared to $5.8 million and $7.8 million on a pro forma basis for the year ending December 31, 2010 and the twelve months ending September 30, 2011, respectively. We expect that the $5.0 million will consist of $2.5 million of general and administrative expenses associated with being a publicly traded partnership and $2.5 million that will be allocated to us by Memorial Resource pursuant to our omnibus agreement. Memorial Resource currently intends to allocate its expected general and administrative costs based on the relative size of our proved and probable reserves.

Depreciation, Depletion and Amortization Expense.  We estimate that our depreciation, depletion and amortization expense for the twelve months ending December 31, 2012 will be approximately $31.7 million, as compared to $34.8 million and $29.8 million on a pro forma basis for the year ending December 31, 2010 and the twelve months ended September 30, 2011, respectively. The forecasted depletion of our oil and natural gas properties is based on the production estimates in our reserve reports. Our capitalized costs are calculated using the successful efforts accounting method. For a detailed description of the successful efforts method of accounting, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”

Cash Interest Expense.  We estimate that at the closing of this offering we will borrow approximately $130.0 million in revolving debt under our new $1.0 billion revolving credit facility. We estimate that the borrowings will bear interest at a weighted average rate of approximately 3.13%. Based on these assumptions, we estimate that our cash interest expense will be $3.7 million for the twelve months ending December 31, 2012 as compared to $3.7 million on a pro forma basis for the year ended December 31, 2010 and the twelve months ended September 30, 2011, respectively.

Our new revolving credit facility contains financial covenants that will require us to maintain an interest coverage ratio of at least 2.5 to 1.0 and a current ratio of not less than 1.0 to 1.0. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources — New Revolving Credit Facility” for additional detail regarding the covenants and restrictive provisions included in our new revolving credit facility. The new revolving credit facility will not require any cash expenditures on our part, other than cash interest expense, that would affect our cash available for distribution. As a result, based on the assumptions used in preparing the estimates set forth above, the new revolving credit facility, including the financial covenants and borrowing base utilization limitation discussed above, will not have any effect upon our ability to pay the estimated distributions to our unitholders during the forecast period.

Regulatory, Industry and Economic Factors

Our forecast for the twelve months ending December 31, 2012 is based on the following significant assumptions related to regulatory, industry and economic factors:

•	There will not be any new federal, state or local regulation of portions of the energy industry in which we operate, or an interpretation of existing regulation, that will be materially adverse to our business;

•	There will not be any major adverse change in commodity prices or the energy industry in general;

•	Market, insurance and overall economic conditions will not change substantially; and

•	We will not undertake any extraordinary transactions that would materially affect our cash flow.

Forecasted Distributions

We expect that aggregate quarterly distributions of available cash on our common units, subordinated units and general partner units for the twelve months ending December 31, 2012 will be approximately $40.7 million. Quarterly distributions of available cash will be paid within 45 days after the close of each calendar quarter.

While we believe that the assumptions we have used in preparing the estimates set forth above are reasonable based upon management’s current expectations concerning future events, they are inherently uncertain and are subject to significant business, economic regulatory and competitive risks and uncertainties, including those described in “Risk Factors,” that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual available cash that we generate could be substantially less than the amount we currently estimate and could, therefore, be insufficient to permit us to pay the full minimum quarterly distribution or any amount on all our outstanding common, subordinated and general partner units in respect of the four calendar quarters ending December 31, 2012 or thereafter, in which event the market price of the common units may decline materially.

Sensitivity Analysis

Our ability to generate sufficient cash from operations to pay distributions to our unitholders is a function of two primary variables: (i) production volumes and (ii) commodity prices. In the paragraphs below, we discuss the impact that changes in either of these variables, while holding all other variables constant, would have on our ability to generate sufficient cash from our operations to pay the minimum quarterly distributions on our outstanding common units, general partner units and subordinated units for the twelve months ending December 31, 2012.

Production Volume Changes

The following table shows estimated Adjusted EBITDA under production levels of 90%, 100% and 110% of the production level we have forecasted for the twelve months ending December 31, 2012. The estimated Adjusted EBITDA amounts shown below are based on the assumptions used in our forecast.

	Percentage of Forecasted Net Production
	90%	100%	110%
	(In millions, except per unit amounts)

Forecasted net production:
Oil (MBbl)	90.6	100.6	110.7
NGLs (MBbl)	169.5	188.3	207.1
Natural gas (MMcf)	14,705.0	16,338.9	17,972.8

Total (MMcfe)	16,265.3	18,072.6	19,879.9

Oil (Bbl/d)	247.5	275.0	302.5
NGLs (Bbl/d)	463.0	514.5	565.9
Natural gas (Mcf/d)	40,177.7	44,641.9	49,106.1

Total (Mcfe/d)	44,440.8	49,378.7	54,316.5

	Percentage of Forecasted Net Production
	90%	100%	110%
	(In millions, except per unit amounts)

Forecasted prices:
NYMEX-WTI oil price (per Bbl)	$92.72	$92.72	$92.72
Realized oil price (per Bbl) (excluding derivatives)	$88.44	$88.44	$88.44
Realized oil price (per Bbl) (including derivatives)	$88.40	$88.40	$88.40

NYMEX-WTI oil price (per Bbl)	$92.72	$92.72	$92.72
Realized natural gas liquids price (per Bbl) (excluding derivatives)	$42.85	$42.85	$42.85
Realized natural gas liquids price (per Bbl) (including derivatives)	$42.94	$42.93	$42.92

NYMEX-Henry Hub natural gas price (per MMBtu)	$4.15	$4.15	$4.15
Realized natural gas price (per Mcf) (excluding derivatives)	$4.10	$4.10	$4.10
Realized natural gas price (per Mcf) (including derivatives)	$4.71	$4.65	$4.60

Forecasted Adjusted EBITDA projection:
Operating revenue	$75.5	$83.9	$92.3
Realized derivative gains (losses)	9.1	9.1	9.1

Total revenue and realized derivative gains (losses)	$84.6	$93.0	$101.4
Oil and natural gas production expenses	(16.5)	(18.3)	(20.2)
Production and ad valorem taxes	(7.3)	(7.9)	(8.5)
General and administrative expenses	(5.0)	(5.0)	(5.0)

Estimated Adjusted EBITDA	$55.8	$61.8	$67.7
Minimum estimated Adjusted EBITDA	53.6	53.6	53.6
Excess cash available for distribution	$2.2	$8.1	$14.1

Commodity Price Changes

The following table shows estimated Adjusted EBITDA under various assumed NYMEX-WTI oil and natural gas prices for the twelve months ending December 31, 2012. For purposes of this prospectus, we have assumed that, at the closing of this offering, Memorial Resource will contribute specific commodity derivative contracts covering 30 MMcfe/d, or approximately 62% of our total forecasted production of 49 MMcfe/d for the twelve months ending December 31, 2012. In addition, the estimated Adjusted EBITDA amounts shown below are based on forecasted realized commodity prices that take into account our average NYMEX commodity price differential assumptions. We have assumed no changes in our production based on changes in prices.

	(In millions of dollars, except per unit amounts)

NYMEX-Henry Hub natural gas price (per MMBtu):	$3.75	$4.00	$4.25	$4.50
NYMEX-WTI oil price (per Bbl):	$75.00	$85.00	$95.00	$105.00

Forecasted net production:
Oil (MBbl)	100.6	100.6	100.6	100.6
NGLs (MBbl)	188.3	188.3	188.3	188.3
Natural gas (MMcf)	16,338.9	16,338.9	16,338.9	16,338.9

Total (MMcfe)	18,072.6	18,072.6	18,072.6	18,072.6
Oil (Bbl/d)	275.0	275.0	275.0	275.0
NGLs (Bbl/d)	514.5	514.5	514.5	514.5
Natural gas (Mcf/d)	44,641.9	44,641.9	44,641.9	44,641.9

Total (Mcfe/d)	49,378.7	49,378.7	49,378.7	49,378.7

Forecasted prices:
NYMEX-WTI oil price (per Bbl)	$75.00	$85.00	$95.00	$105.00
Realized oil price (per Bbl) (excluding derivatives)	$70.71	$80.71	$90.71	$100.71
Realized oil price (per Bbl) (including derivatives)	$77.33	$82.86	$90.52	$99.64

NYMEX-WTI oil price (per Bbl)	$75.00	$85.00	$95.00	$105.00
Realized natural gas liquids price (per Bbl) (excluding derivatives)	$34.66	$39.28	$43.91	$48.53
Realized natural gas liquids price (per Bbl) (including derivatives)	$37.71	$40.34	$43.91	$48.53

NYMEX-Henry Hub natural gas price (per MMBtu)	$3.75	$4.00	$4.25	$4.50
Realized natural gas price (per Mcf) (excluding derivatives)	$3.70	$3.95	$4.19	$4.44
Realized natural gas price (per Mcf) (including derivatives)	$4.51	$4.60	$4.68	$4.78

Forecasted Adjusted EBITDA projection:
Operating revenue	$74.1	$80.0	$85.9	$91.8
Realized derivative gains (losses)	14.5	11.0	8.0	5.5

Total revenue and realized derivative gains (losses)	$88.6	$91.0	$93.9	$97.3
Oil and natural gas production expenses	(18.3)	(18.3)	(18.3)	(18.3)
Production and ad valorem taxes	(7.2)	(7.6)	(8.0)	(8.4)
General and administrative expenses	(5.0)	(5.0)	(5.0)	(5.0)

Estimated Adjusted EBITDA	$58.0	$60.1	$62.5	$65.6
Minimum estimated Adjusted EBITDA	53.6	53.6	53.6	53.6
Excess cash available for distribution	$4.4	$6.5	$8.9	$12.0

The amount of available cash we need to pay the minimum quarterly distribution for four quarters on our common units, subordinated units and general partner units that will be outstanding after this offering is approximately $40.7 million (or approximately $43.3 million if the underwriters exercise their option to purchase additional common units in full). The minimum estimated Adjusted EBITDA for the twelve months ending December 31, 2012 necessary to pay the aggregate annualized minimum quarterly distributions for such period is approximately $53.6 million (or approximately $55.5 million if the underwriters exercise their option to purchase additional common units in full), resulting in an excess of cash available for distribution over the minimum quarterly cash distributions of $8.1 million (or $6.2 million if the underwriters exercise their option to purchase additional common units in full), based on an estimated Adjusted EBITDA of $61.8 million for such period. Please see “— Memorial Production Partners LP Estimated Adjusted EBITDA.”

Our estimated Adjusted EBITDA for the twelve months ending December 31, 2012 is based on average NYMEX futures prices of $92.72 per barrel of oil and $4.15 per MMBtu of natural gas for the twelve months ending December 31, 2012 as reported on October 28, 2011. Based on such prices, and assuming the effect of the commodity derivative contracts Memorial Resource will contribute to us, a decline in oil and natural gas prices by 28.5% to $66.29 per Bbl and $2.97 per MMBtu, respectively, for the twelve-month period ending December 31, 2012, would result in the elimination of any excess of cash available for distribution. If oil and natural gas prices were to decline further, we would be unable to generate sufficient Adjusted EBITDA to pay the minimum quarterly distribution to all of our unitholders. Please see “— Assumptions and Considerations — Prices.”

We expect to adopt a hedging policy designed to reduce the impact to our cash flows from commodity price volatility. Under this policy, we intend to enter into commodity derivative contracts covering approximately 65% to 85% of our estimated production from total proved developed producing reserves over a three-to-five year period at any given point in time. We may, however, from time to time hedge more or less than this approximate range. As opposed to entering into commodity derivative contracts at predetermined times or on prescribed terms, we intend to enter into commodity derivative contracts in connection with material increases in our estimated reserves and at times when we believe market conditions or other circumstances suggest that it is prudent to do so. By removing a significant portion of price volatility associated with production, we believe we will mitigate, but not eliminate, the potential negative effects of reductions in commodity prices on our cash flow from operations for those periods. However, our hedging activity may also reduce our ability to benefit from increases in commodity prices. Additionally, we intend to individually identify these non-speculative hedges as “designated hedges” for U.S. federal income tax purposes as we enter into them.

As NYMEX oil and natural gas prices decline, our estimated Adjusted EBITDA does not decline proportionately for two reasons: (1) the effects of our commodity derivative contracts and (2) the effects of our general and administrative expenses, which are not expected to correlate with oil and natural gas prices. Furthermore, we have assumed no changes in estimated production or oil and natural gas operating costs during the twelve months ending December 31, 2012. However, over the long term, a sustained decline in oil and natural gas prices would likely lead to a decline in production and oil and natural gas operating costs as well as a reduction in our realized oil and natural gas prices. Therefore, the foregoing table is not illustrative of all of the potential effects of changes in commodity prices for periods subsequent to December 31, 2012.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2011, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution payable in respect of the quarter ending December 31, 2011 for the period from the closing of the offering through December 31, 2011.

Definition of Available Cash

Available cash, for any quarter, consists of all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner at the date of determination of available cash for the quarter to:

•	provide for the proper conduct of our business, which could include, but is not limited to, amounts reserved for capital expenditures, working capital and operating expenses;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders (including our general partner) for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for future distributions on our common and subordinated units unless it determines that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for such quarter);

•	plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from borrowing (including working capital borrowings) made after the end of the quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from borrowing (including working capital borrowings) made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders.

Working capital borrowings are borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common units, subordinated units and general partner units on a quarterly basis at least the minimum quarterly distribution of $0.4750 per unit, or $1.90 per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and payment of fees and expenses, including payments (or reserving for payment) of fees and expenses to our general partner and its affiliates. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 0.1% of all quarterly distributions that we make prior to our liquidation. Our general partner’s 0.1% interest in us is represented by general partner units for allocation and distribution purposes. At the consummation of this offering, our general partner’s 0.1% interest in us will be represented by 21,444 general partner units (or 22,795 general partner units if the underwriters exercise their option to purchase additional common units in full). Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in exchange for additional general partner units to maintain its current general partner interest. Our general partner’s initial 0.1% interest in our distributions will be reduced if we issue additional limited partner units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to Memorial Resource upon expiration of the underwriters’ option to purchase additional common units, or the issuance of common units upon conversion of outstanding subordinated units) and our general partner does not contribute a proportionate amount of capital to us in exchange for additional general partner units to maintain its 0.1% general partner interest.

Our general partner also holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 25.0%, of the cash we distribute from operating surplus (as defined below) in excess of $0.54625 per unit per quarter. The maximum distribution of 25.0% includes distributions paid to our general partner on its 0.1% general partner interest and assumes that our general partner maintains its general partner interest at 0.1%. The maximum distribution of 25.0% does not include any distributions that our general partner may receive on common units or subordinated units that it owns. Upon the closing of this offering, the Funds will hold non-voting member interests in our general partner that entitle them collectively to 50.0% of all cash distributions received by our general partner in respect of the incentive distribution rights and any common units issued to our general partner in connection with a reset of the incentive distribution rights.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus

Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus. Operating surplus for any period consists of:

•	$30.5 million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions, which include the following:

•	borrowings (including sales of debt securities) that are not working capital borrowings;

•	sales of equity interests; and

•	sales or other dispositions of assets outside the ordinary course of business;

provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of the period but on or before the date of determination of operating surplus for the period; plus

•	cash distributions paid (including incremental incentive distributions) on equity issued to finance all or a portion of the construction, replacement, acquisition, development or improvement of a capital improvement or replacement of a capital asset (such as reserves or equipment) in respect of the period beginning on the date that we enter into a binding obligation to commence the construction, replacement, acquisition, development or improvement of a capital improvement, construction, replacement, acquisition, development or improvement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset begins producing in paying quantities or is placed into service, as applicable, and the date that it is abandoned or disposed of; plus

•	cash distributions paid (including incremental incentive distributions) on equity issued to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap arrangements), or to pay construction period distributions on equity issued, to finance the capital improvements or capital assets referred to above; less

•	all of our operating expenditures (as described below) after the closing of this offering and the completion of the formation transactions; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $30.5 million that will enable us, if we choose, to distribute as operating surplus $30.5 million cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including (as described above) certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement for expenses of our general partner and its affiliates, payments made in the ordinary course of business under interest rate and commodity hedge contracts, (provided that (i) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (ii) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments (except as otherwise provided in our partnership agreement) and estimated maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings previously deducted from operating surplus pursuant to the provision described in the penultimate bullet point of the description of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	growth capital expenditures;

•	actual maintenance capital expenditures (as discussed in further detail below);

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners; or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, capital surplus would generally be generated by:

•	borrowings (including sales of debt securities) other than working capital borrowings;

•	sales of our equity interests; and

•	sales or other dispositions of assets outside the ordinary course of business.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $30.5 million, which does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources such as asset sales, issuances of securities, and borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Estimated maintenance capital expenditures reduce operating surplus, but growth capital expenditures, actual maintenance capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are those capital expenditures required to maintain our asset base over the long term. We expect that a primary component of maintenance capital expenditures will be capital expenditures associated with the replacement of equipment and oil and natural gas reserves (including non-proved reserves attributable to undeveloped leasehold acreage), whether through the development, exploitation and production of an existing leasehold or the acquisition or development of a new oil and natural gas property. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of any replacement asset that is paid in respect of the period from such financing until the earlier to occur of the date that any such construction, replacement, acquisition or improvement of a capital improvement or construction replacement, acquisition or improvement of a capital asset begins producing in paying quantities or is placed into service, as applicable, and the date that it is abandoned or disposed of. Plugging and abandonment cost will also constitute maintenance capital expenditures. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus and adjusted operating surplus if we subtracted actual maintenance capital expenditures from operating surplus. To address this issue, our partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures (including estimated plugging and abandonment costs) necessary to maintain our asset base over the long term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by our general partner’s board of directors at least once a year, provided that any change is approved by the conflicts committee of our general partner’s board of directors. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•	it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the minimum quarterly distribution to be paid on all the units for the quarter;

•	it will increase our ability to distribute as operating surplus cash we receive from non-operating sources;

•	in quarters where estimated maintenance capital expenditures exceed actual maintenance capital expenditures, it will be more difficult for us to raise our distribution above the minimum quarterly distribution, because the amount of estimated maintenance capital expenditures will reduce the amount of cash available for distribution to our unitholders, even in quarters where there are no corresponding actual capital expenditures; conversely, the use of estimated maintenance capital expenditures in calculating operating surplus will have the opposite effect for quarters in which actual maintenance capital expenditures exceed our estimated maintenance capital expenditures; and

•	it will reduce the likelihood that a large maintenance capital expenditure during a particular quarter will prevent our general partner’s affiliates from being able to convert some or all of their subordinated units to common units since the effect of an estimate is to spread the expected expense over several periods, thereby mitigating the effect of the actual payment of the expenditure on any single period.

Growth capital expenditures are those capital expenditures that we expect will increase our asset base over the long term. Examples of growth capital expenditures include the acquisition of reserves or equipment, the acquisition of new leasehold interest, or the development, exploitation and production of an existing leasehold interest, to the extent such expenditures are incurred to increase our asset base over the long term. Growth capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of such capital improvement during the period from such financing until the earlier to occur of the date any such capital improvement begins producing in paying quantities or is placed into service, as applicable, or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered growth capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor growth capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of our undeveloped properties in excess of the maintenance of our asset base, but which are not expected to expand our asset base for more than the short term.

As described above, neither investment capital expenditures nor growth capital expenditures will be included in operating expenditures, and thus will not reduce operating surplus. Because growth capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, replacement or improvement of a capital asset (such as equipment or reserves) during the period from such financing until the earlier to occur of the date any such capital asset begins producing in paying quantities or is placed into service, as applicable, and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance capital purposes and in part for investment capital or growth capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or growth capital expenditure by our general partner’s board of directors, based upon its good faith determination, subject to approval by the conflicts committee of our general partner’s board of directors.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.4750 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Expiration of the Subordination Period

Except as described below under “— Early Conversion of Subordinated Units,” the subordination period will extend until the first business day after the distribution to unitholders in respect of any quarter ending on or after December 31, 2014 that each of the following tests are met:

•	Distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units and any other partnership interests that are senior or equal in right of distribution to the subordinated units equaled or exceeded, in the aggregate, the sum of the minimum quarterly distributions payable with respect to a period of twelve consecutive quarters immediately preceding such date;

•	The “adjusted operating surplus” (as defined below) generated during the period of twelve consecutive quarters immediately preceding that date equaled or exceeded, in the aggregate, the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units and any other partnership interests that are senior or equal in right of distribution to the subordinated units that were outstanding during these periods payable with respect to such period on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Conversion of Subordinated Units

The subordination period will automatically terminate, and all of the subordinated units will convert into an equal number of common units, on the first business day after the distribution to unitholders in respect of any quarter ending on or after December 31, 2012, if the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units and any other partnership interests that are senior or equal in right of distribution to the subordinated units equaled or exceeded $0.59375 (125% of the minimum quarterly distribution) per quarter for the four quarter period immediately preceding that date;

•	the “adjusted operating surplus” generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of a distribution of $2.3750 (125% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units and any other partnership interests that are senior or equal in right of distribution to the subordinated units, in each case that were outstanding during such four quarter period on a fully diluted weighted average basis, and the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Effect of the Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. Common units will then no longer be entitled to arrearages.

Effect of the Expiration of the Subordination Period Following Removal of our General Partner

If the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner units into common units or to receive cash in exchange for such general partner units at the equivalent common unit fair market value.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus for any period consists of:

•	operating surplus generated with respect to that period (excluding the amount described in the first bullet point under “— Operating Surplus and Capital Surplus — Operating Surplus”); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•	any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Distributions of Available Cash from Operating Surplus During the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 0.1% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus After the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 0.1% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 0.1% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest if we issue additional units. Our general partner’s 0.1% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 0.1% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive distribution rights represent the right to receive an increasing percentage (14.9% and 24.9%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. The Funds collectively own, through non-voting membership interests in our general partner, 50.0% of the economic interest in our incentive distribution rights and of any common units issued to our general partner in connection with a reset of the incentive distribution rights.

The following discussion assumes that our general partner maintains its 0.1% general partner interest, that there are no arrearages on common units and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until each unitholder receives a total of $0.54625 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $0.59375 per unit for that quarter (the “second target distribution”); and

•	thereafter, 75.0% to all unitholders, pro rata, and 25.0% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution per Unit.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 0.1% general partner interest and assume there are no arrearages on common units and our general partner has contributed any additional capital to maintain its 0.1% general partner interest and our general partner has not transferred its incentive distribution rights.

	Total Quarterly		Marginal Percentage Interest in Distributions
	Distribution per Unit		Unitholders	General Partner

Minimum Quarterly Distribution		$0.4750	99.9%	0.1%
First Target Distribution	above $	0.4750 up to $0.54625	99.9%	0.1%
Second Target Distribution	above $	0.54625 up to $0.59375	85.0%	15.0%
Thereafter	above $	0.59375	75.0%	25.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the special committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right (if at all) to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units and general partner units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. Our general partner will be issued the number of general partner units necessary to maintain our general partner’s interest in us immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each of these two quarters.

Following any reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 75.0% to all unitholders, pro rata, and 25.0% to our general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.800.

	Quarterly	Marginal Percentage Interest in		Quarterly Distribution per
	Distribution per Unit	Distributions		Unit Following Hypothetical
	Prior to Reset	Unitholders	General Partner	Reset

Minimum quarterly distribution	$0.4750	99.9%	0.1%	$0.800
First target distribution	up to $0.54625	99.9%	0.1%	up to $0.920(1)
Second target distribution	above $0.54625 up to $0.59375	85.0%	15.0%	above $0.920(1) up to $1.000(2)
Thereafter	above $0.59375	75.0%	25.0%	above $1.000(2)

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.

(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights based on an average of the amounts distributed for a quarter for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 21,422,206 common units outstanding, our general partner has maintained its 0.1% general partner interest, and the average distribution to each common unit would be $0.800 for the two quarters prior to the reset.

		Cash
	Quarterly	Distributions to	Cash Distributions to General Partner Prior to Reset
	Distribution per	Common			Incentive
	Unit Prior to	Unitholders	Common	0.1% General	Distribution		Total
	Reset	Prior to Reset	Units	Partner Interest	Rights	Total	Distributions

Minimum quarterly distribution	$0.4750	$10,175,548	$—	$10,186	$—	$10,186	$10,185,734
First target distribution	up to $0.54625	1,526,332	—	1,528	—	1,528	1,527,860
Second target distribution	above $0.54625 up to $0.59375	1,017,565	—	1,197	178,371	179,568	1,197,123
Thereafter	above $0.59375	4,418,330	—	5,891	1,466,886	1,472,777	5,891,107

		$17,137,765	$—	$18,802	$1,645,257	$1,664,059	$18,801,824

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be 23,478,777 common units outstanding, our general partner’s 0.1% interest has been maintained, and the average distribution to each common unit would be $0.800. The number of common units to be issued to our general partner upon the reset was calculated by dividing (i) the average of the amounts received by our general partner in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above, or $1,645,257, by (ii) the average available cash distributed on each common unit for the two quarters prior to the reset as shown in the table above, or $0.800.

Cash
	Quarterly	Distributions to	Cash Distributions to General Partner After Reset
	Distribution per	Common			Incentive
	Unit Prior to	Unitholders	Common	0.1% General	Distribution		Total
	Reset	Prior to Reset	Units	Partner Interest	Rights	Total	Distributions

Minimum quarterly distribution	$0.800	$17,137,765	$1,645,257	$18,802	$—	$1,664,059	$18,801,824
First target distribution	up to $0.9200	—	—	—	—	—	—
Second target distribution	above $0.9200 up to $1.000	—	—	—	—	—	—
Thereafter	above $1.000	—	—	—	—	—	—

		$17,137,765	$1,645,257	$18,802	$—	$1,664,059	$18,801,824

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	First, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below;

•	Second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding discussion is based on the assumption that our general partner maintains its 0.1% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions as distributions from operating surplus, with 75.0% being paid to the holders of units and 25.0% to our general partner. The percentage interests shown for our general partner include its 0.1% general partner interest and assume our general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, and each subordinated unit would be convertible into two common units. Our partnership agreement provides that we do not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters. In addition, as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels by multiplying each by a fraction, the numerator of which is available cash for that quarter (after deducting our general partner’s estimate of our aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in laws or interpretation) and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in laws or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our general partner, until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 99.9% to the unitholders, pro rata, and 0.1% to our general partner, for each quarter of our existence;

•	fifth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence; and

•	thereafter, 75.0% to all unitholders, pro rata, and 25.0% to our general partner.

The percentage interests set forth above for our general partner include its 0.1% general partner interest and assume our general partner has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 99.9% to holders of subordinated units in proportion to the positive balances in their capital accounts and 0.1% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 99.9% to the holders of common units in proportion to the positive balances in their capital accounts and 0.1% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

We were formed in April 2011 and do not have historical financial operating results. Therefore, in this prospectus, we present the historical financial statements of our predecessor. The following table shows selected historical financial data of our predecessor and unaudited pro forma financial information of Memorial Production Partners LP. Due to the factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview,” our future results of operations will not be comparable to the historical results of our predecessor. The selected historical financial data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 are derived from the audited historical combined financial statements of our predecessor included elsewhere in this prospectus. The selected historical financial data as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2006 and 2007 are derived from our predecessor’s unaudited financial records. The selected historical financial data presented as of September 30, 2011 and for the nine months ended September 30, 2010 and 2011 are derived from the unaudited historical combined financial statements of our predecessor included elsewhere in this prospectus.

The selected pro forma financial data as of September 30, 2011 and for the nine months ended September 30, 2011 and for the year ended December 31, 2010 are derived from the unaudited pro forma combined financial statements of Memorial Production Partners LP included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions, which have been completed or which will be effected prior to or in connection with the closing of this offering, had taken place on September 30, 2011, in the case of the unaudited pro forma combined balance sheet, or as of January 1, 2010, in the case of the unaudited pro forma combined statements of operations. These transactions include:

•	adjustments to reflect the acquisitions of oil and natural gas properties consummated in June 2010, April 2011, and May 2011 by our predecessor;

•	the contribution by Memorial Resource and certain of its subsidiaries, including our predecessor, to us of the Partnership Properties in exchange for 7,061,294 common units, 5,360,912 subordinated units and $280 million in cash, and the issuance to our general partner of 21,444 general partner units, representing a 0.1% general partner interest in us, and all of our incentive distribution rights;

•	the issuance and sale by us to the public of 9,000,000 common units in this offering and the application of the net proceeds as described in “Use of Proceeds”; and

•	our borrowing of approximately $130 million under our new $1.0 billion revolving credit facility and the application of the net proceeds as described in “Use of Proceeds.”

You should read the following table in conjunction with “Summary — Our Partnership Structure and Formation Transactions,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical combined financial statements of our predecessor and the unaudited pro forma combined financial statements of Memorial Production Partners LP included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

								Memorial Production
								Partners LP
								Pro Forma
									Nine
	Our Predecessor							Year	Months
						Nine Months Ended		Ended	Ended
	Year Ended December 31,					September 30,		December 31,	September 30,
	2006	2007	2008	2009	2010	2010	2011	2010	2011
	(Unaudited)					(Unaudited)		(Unaudited)
	(In thousands)

Statement of Operations Data:
Revenues
Oil and natural gas sales	$112	$11,949	$49,313	$24,541	$37,308	$25,950	$54,086	$87,762	$65,463
Other income	21	153	622	319	1,433	1,395	599	1,404	588

Total revenues	133	12,102	49,935	24,860	38,741	27,345	54,685	89,166	66,051

Costs and expenses:
Lease operating	156	2,873	8,843	11,207	13,974	9,343	18,172	23,052	19,358
Exploration	—	—	374	2,690	39	—	56	36	—
Production taxes	7	1,113	3,127	1,464	2,112	1,446	3,259	7,387	4,854
Depreciation, depletion and amortization	233	18,144	12,353	15,226	20,066	14,067	17,840	34,772	21,371
Impairment of proved oil and natural gas properties	1,430	—	14,166	3,480	11,800	5,048	3,047	9,509	—
General and administrative	1,390	2,937	3,835	4,811	6,116	3,765	5,765	5,819	5,585
Accretion	1	319	224	320	663	448	748	1,072	800
(Gain) loss on derivative instruments	—	734	(9,815)	(10,834)	(10,264)	(12,173)	(13,785)	(10,264)	(13,785)
Gain on sale of properties	—	—	(7,395)	(7,851)	(1)	—	(62,764)	—	(62,020)
Other, net	(508)	744	—	304	890	891	802	890	802

Total costs and expenses	2,709	26,864	25,712	20,817	45,395	22,835	(26,860)	72,273	(23,035)

Operating income (loss)	(2,576)	(14,762)	24,223	4,043	(6,654)	4,510	81,545	16,893	89,086
Interest expense	(7)	(1,135)	(3,138)	(2,937)	(4,438)	(3,405)	(5,433)	(4,105)	(3,079)

Income (loss) before income taxes	(2,583)	(15,897)	21,085	1,106	(11,092)	1,105	76,112	12,788	86,007

Income tax expense	—	—	—	—	(225)	—	(122)	(225)	(122)

Net income (loss)	$(2,583)	$(15,897)	$21,085	$1,106	$(11,317)	$1,105	$75,990	$12,563	$85,885

Cash Flow Data:
Net cash provided by operating activities	$(1,282)	$6,742	$32,838	$12,672	$20,288	$16,670	$26,125
Net cash (used in) investing activities	(6,538)	(97,416)	(45,547)	(24,947)	(116,687)	(109,808)	(156,240)
Net cash provided by financing activities	8,500	93,196	11,619	15,989	96,756	95,122	134,509

Other Financial Data:
Adjusted EBITDA			$33,644	$24,953	$23,833	$17,662	$31,658	$60,202	$40,423

							Memorial
							Production
							Partners LP
	Our Predecessor						Pro Forma
						As of	As of
	Year Ended December 31,					September 30,	September 30,
	2006	2007	2008	2009	2010	2011	2011
	(Unaudited)					(Unaudited)
	(In thousands)

Balance Sheet Data:
Working capital (deficit)	$1,107	$(1,684)	$(966)	$9,494	$4,116	$15,265	$8,480
Total assets	6,565	99,021	145,529	146,153	248,540	469,324	433,055
Total debt	3,500	46,726	62,536	61,784	115,428	203,228	130,000
Partners’ capital	2,416	36,488	54,576	72,988	105,801	229,436	285,656

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains the following information:

•	a discussion of our business on a pro forma basis, including:

•	a general overview of our properties;

•	our results of operations;

•	our liquidity and capital resources; and

•	our quantitative and qualitative disclosures about market risk; and

•	a discussion of our predecessor’s business on a historical basis, including:

•	our predecessor’s results of operations;

•	our predecessor’s liquidity and capital resources; and

•	our predecessor’s quantitative and qualitative disclosures about market risk.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the “Selected Historical and Pro Forma Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. Unless otherwise indicated, all references to financial or operating data on a pro forma basis give effect to the transactions described under “Summary — Our Partnership Structure and Formation Transactions” and in the unaudited pro forma combined financial statements included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and natural gas, production volumes, estimates of proved reserves, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Overview

We are a Delaware limited partnership formed in April 2011 by Memorial Resource to own and acquire oil and natural gas properties in North America. At the closing of this offering, Memorial Resource and certain of its subsidiaries, including our predecessor, will contribute to us (1) a 100% membership interest in Columbus Energy, LLC, which owns certain oil and natural gas properties, (2) a 100% membership interest in ETX I LLC, which owns certain oil and natural gas properties, (3) specified oil and natural gas properties, which we refer to collectively with those properties owned by Columbus Energy, LLC and ETX I LLC as the “Partnership Properties,” and (4) commodity derivative contracts for the three months ending December 31, 2011 and the years ending December 31, 2012, 2013, 2014, and 2015 that together with the commodity derivative contracts to which Columbus Energy, LLC and ETX I LLC are party, cover approximately 77%, 75%, 69%, 14% and 8%, respectively, of our estimated production from our total proved developed producing reserves existing as of December 31, 2010, based on our reserve reports.

Our Properties

Following the contribution of the Partnership Properties to us, we will own oil and natural gas properties located in South and East Texas. Based on proved reserves volumes at December 31, 2010, we or Memorial Resource will operate 94% of the properties in which we have interests, and we will own an average working interest of 43% across our oil and natural gas properties. As of December 31, 2010, we had interests in

1,290 gross (609 net) producing wells across our properties, with an average working interest of 47%. As of December 31, 2010, our total estimated proved reserves were approximately 325 Bcfe, of which approximately 81% were classified as proved developed reserves including approximately 14% classified as proved developed non-producing. As of December 31, 2010, our estimated proved reserves had a standardized measure of $359.2 million. Based on our pro forma average net production for the year ended December 31, 2010 of 52 MMcfe/d, our total estimated proved reserves had a reserve-to-production ratio of 17 years.

Memorial Resource’s Retained Properties

After giving effect to the formation transactions, Memorial Resource had (i) total estimated proved reserves of 1,036 Bcfe at December 31, 2010, primarily located in East Texas, North Louisiana and the Rockies, of which approximately 81% were natural gas, and approximately 34% were classified as proved developed reserves, and (ii) interests in over 398,000 gross (173,000 net) acres of undeveloped properties. Memorial Resource’s total estimated proved reserves of 1,036 Bcfe includes 169 Bcfe of reserves associated with properties acquired by WHT Energy Partners LLC in April 2011 in which we have a joint ownership interest.

How We Conduct Our Business and Evaluate Our Operations

We use a variety of financial and operational metrics to assess the performance of our oil and natural gas operations, including:

•	production volumes;

•	realized prices on the sale of oil and natural gas, including the effect of our derivative contracts;

•	lease operating expenses;

•	general and administrative expenses; and

•	Adjusted EBITDA.

Production Volumes

Production volumes directly impact our results of operations. For more information about our predecessor’s and our pro forma production volumes, please read “— Historical Pro Forma Financial and Operating Data.”

Realized Prices on the Sale of Oil and Natural Gas

Factors Affecting the Sales Price of Oil and Natural Gas.  We will market our oil and natural gas production to a variety of purchasers based on regional pricing. The relative prices of oil and natural gas are determined by the factors impacting global and regional supply and demand dynamics, such as economic conditions, production levels, weather cycles and other events. In addition, relative prices are heavily influenced by product quality and location relative to consuming and refining markets.

Natural Gas.  The NYMEX-Henry Hub price of natural gas is a widely used benchmark for the pricing of natural gas in the United States. Similar to oil, the actual prices realized from the sale of natural gas differ from the quoted NYMEX-Henry Hub price as a result of quality and location differentials. Quality differentials to NYMEX-Henry Hub prices result from: (1) the Btu content of natural gas, which measures its heating value, and (2) the percentage of sulfur, CO2 and other inert content by volume. Wet natural gas with a high Btu content sells at a premium to low Btu content dry natural gas because it yields a greater quantity of NGLs. Natural gas with low sulfur and CO2 content sells at a premium to natural gas with high sulfur and CO2 content because of the added cost to separate the sulfur and CO2 from the natural gas to render it marketable. The wet natural gas is processed in third-party natural gas plants and residue natural gas as well as NGLs are recovered and sold. Our wellhead Btu has an average energy content greater than 1,000 Btu and minimal sulfur and CO2 content and generally receives a premium valuation. The dry natural gas residue from the Partnership Properties is generally sold based on index prices in the region from which it is produced.

Location differentials to NYMEX-Henry Hub prices result from variances in transportation costs based on the natural gas’ proximity to the major consuming markets to which it is ultimately delivered. Also affecting the differential is the processing fee deduction retained by the natural gas processing plant generally in the form of percentage of proceeds. Generally, these index prices have historically been at a discount to NYMEX-Henry Hub natural gas prices.

Oil.  The NYMEX-WTI futures price is a widely used benchmark in the pricing of domestic and imported oil in the United States. The actual prices realized from the sale of oil differ from the quoted NYMEX-WTI price as a result of quality and location differentials. Quality differentials to NYMEX-WTI prices result from the fact that crude oils differ from one another in their molecular makeup, which plays an important part in their refining and subsequent sale as petroleum products. Among other things, there are two characteristics that commonly drive quality differentials: (1) the oil’s American Petroleum Institute, or API, gravity and (2) the oil’s percentage of sulfur content by weight. In general, lighter oil (with higher API gravity) produces a larger number of lighter products, such as gasoline, which have higher resale value, and, therefore, normally sells at a higher price than heavier oil. Oil with low sulfur content (“sweet” oil) is less expensive to refine and, as a result, normally sells at a higher price than high sulfur-content oil (“sour” oil).

Location differentials to NYMEX-WTI prices result from variances in transportation costs based on the produced oil’s proximity to the major consuming and refining markets to which it is ultimately delivered. Oil that is produced close to major consuming and refining markets, such as near Cushing, Oklahoma, is in higher demand as compared to oil that is produced farther from such markets. Consequently, oil that is produced close to major consuming and refining markets normally realizes a higher price (i.e., a lower location differential to NYMEX-WTI).

The oil produced from our properties is a combination of sweet and sour oil, varying by location. We sell our oil at the NYMEX-WTI price, which is adjusted for quality and transportation differential, depending primarily on location and purchaser. The differential varies, but our oil normally sells at a discount to the NYMEX-WTI price.

In the past, oil and natural gas prices have been extremely volatile, and we expect this volatility to continue. For example, during the year ended December 31, 2010, the NYMEX-WTI oil price ranged from a high of $91.49 per Bbl to a low of $65.96 per Bbl, while the NYMEX-Henry Hub natural gas price ranged from a high of $7.50 per MMBtu to a low of $1.83 per MMBtu. For the five years ended December 31, 2010, the NYMEX-WTI oil price ranged from a high of $145.29 per Bbl to a low of $31.41 per Bbl, while the NYMEX-Henry Hub natural gas price ranged from a high of $13.31 per MMBtu to a low of $1.83 per MMBtu. From January 1, 2011 to November 1, 2011, the NYMEX-WTI oil price ranged from a high of $113.93 per Bbl to a low of $75.67 per Bbl, while the NYMEX-Henry Hub natural gas price ranged from a high of $4.85 per MMBtu to a low of $3.48 per MMBtu.

Commodity Derivative Contracts.  We expect to adopt a hedging policy designed to reduce the impact to our cash flows from commodity price volatility. Under this policy, we intend to enter into commodity derivative contracts covering approximately 65% to 85% of our estimated production from total proved developed producing reserves over a three-to-five year period at any given point of time. We may, however, from time to time hedge more or less than this approximate range. Additionally, we intend to individually identify these non-speculative hedges as “designated hedges” for U.S. federal income tax purposes as we enter into them.

At the closing of this offering, Memorial Resource will contribute to us, in conjunction with the Partnership Properties, commodity derivative contracts for the three months ending December 31, 2011 and the years ending December 31, 2012, 2013, 2014, and 2015 covering approximately 77%, 75%, 69%, 14% and 8%, respectively, of our estimated production from our total proved developed producing reserves existing as of December 31, 2010, based on our reserve reports. Please read “— Pro Forma Liquidity and Capital Resources — Commodity Derivative Contracts.” The following table reflects, with respect to these derivative contracts to be provided to us, the volumes of our production covered by derivative contracts and the average prices at which the production will be hedged:

	Year Ending December 31,
	2011	2012	2013	2014	2015

Natural Gas Derivative Contracts:
Swap contracts:
Volume (MMBtu/d)	5,682	6,164	4,932	—	—
Weighted-average fixed price	$5.37	$5.32	$5.24	$—	$—
Collar contracts:
Volume (MMBtu/d)	12,225	20,311	19,463	3,945	2,630
Weighted-average ceiling price	$6.27	$5.91	$5.83	$6.31	$6.75
Weighted-average floor price	$5.02	$4.79	$4.75	$5.08	$5.25
Put options:
Volume (MMBtu/d)	8,285	2,295	—	—	—
Weighted-average floor price	$4.30	$4.80	$—	$—	$—
Total natural gas volumes hedged (MMBtu/d):	26,192	28,770	24,395	3,945	2,630
Oil Derivative Contracts:
Collar contracts:
Volume (Bbl/d)	114	148	156	105	—
Weighted-average ceiling price	$110.87	$115.12	$116.94	$117.72	$—
Weighted-average floor price	$84.81	$86.67	$87.16	$90.00	$—
Put options:
Volume (Bbl/d)	10	—	—	—	—
Weighted-average floor price	$85.00	$—	$—	$—	$—
Natural Gas Liquids Derivative Contracts:
Collar contracts:
Volume (Bbl/d)	62	125	—	—	—
Weighted-average ceiling price	$93.57	$93.57	$—	$—	$—
Weighted-average floor price	$75.16	$75.16	$—	$—	$—

Lease Operating Expenses.  We strive to increase our production levels to maximize our revenue and cash available for distribution. Lease operating expenses are the costs incurred in the operation of producing properties and workover costs. Expenses for utilities, direct labor, water injection and disposal, and materials and supplies comprise the most significant portion of our lease operating expenses. Lease operating expenses do not include general and administrative expenses or production and other taxes. Certain items, such as direct labor and materials and supplies, generally remain relatively fixed across broad production volume ranges, but can fluctuate depending on activities performed during a specific period. For instance, repairs to our pumping equipment or surface facilities result in increased lease operating expenses in periods during which they are performed.

A majority of our operating cost components are variable and increase or decrease as the level of produced hydrocarbons and water increases or decreases. For example, we incur power costs in connection with various production related activities such as pumping to recover oil and natural gas and separation and treatment of water produced in connection with our oil and natural gas production. Over the life of natural gas fields, the amount of water produced may increase for a given volume of natural gas production, and, as pressure declines in natural gas wells that also produce water, more power will be needed to provide energy to artificial lift systems that help to remove produced water from the wells. Thus, production of a given volume of natural gas gets more expensive each year as the cumulative natural gas produced from a field increases until, at some point, additional production becomes uneconomic. We believe that one of management’s areas of core expertise lies in reducing these expenses, thus extending the economic life of the field and improving the cash margin of producing natural gas.

We monitor our operations to ensure that we are incurring operating costs at the optimal level. Accordingly, we monitor our production expenses and operating costs per well to determine if any wells or properties should be shut in, recompleted or sold. We typically evaluate our oil and natural gas operating costs on a per Mcfe basis. This unit rate allows us to monitor these costs in certain fields and geographic areas to identify trends and to benchmark against other producers.

Production Taxes.  Texas regulates the development, production, gathering and sale of oil and natural gas, including imposing production taxes and requirements for obtaining drilling permits. For oil, Texas currently imposes a production tax at 4.6% of the market value of the oil produced and 3/16 of one cent per Bbl produced, and for natural gas, Texas currently imposes a production tax of 7.5% of the market value of the natural gas. However, a significant portion of the wells in Texas are either currently exempt from production tax due to high cost natural gas abatement or reduced rate for post production cost recoupment. Ad valorem taxes are generally tied to the valuation of the oil and natural gas properties; however, these valuations are reasonably correlated to revenues, excluding the effects of any commodity derivative contracts.

General and Administrative Expenses.  At the closing of this offering, we and our general partner will enter into an omnibus agreement with Memorial Resource pursuant to which, among other things, it will perform all operational, management and administrative services on our general partner’s and our behalf. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocated to us, including expenses incurred by our general partner and its affiliates on our behalf. Memorial Resource currently intends to allocate its expected general and administrative costs based on the relative size of our proved and probable reserves. For a detailed description of the omnibus agreement, please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement.” Under our partnership agreement and the omnibus agreement, we will reimburse Memorial Resource for all direct and indirect costs incurred on our behalf, including the $2.5 million of incremental annual expenses we expect to incur as a result of becoming a publicly traded partnership. General and administrative expenses related to being a publicly traded partnership include expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on NASDAQ; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance costs and director compensation.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss):

•	Plus:

•	Interest expense, including realized and unrealized losses on interest rate derivative contracts;

•	Income tax expense;

•	Depreciation, depletion and amortization;

•	Impairment of goodwill and long-lived assets (including oil and natural gas properties);

•	Accretion of asset retirement obligations;

•	Unrealized losses on commodity derivative contracts;

•	Losses on sale of assets and other, net;

•	Unit-based compensation expenses;

•	Exploration costs;

•	Acquisition related costs; and

•	Other non-routine items that we deem appropriate.

•	Less:

•	Interest income;

•	Income tax benefit;

•	Unrealized gains on commodity derivative contracts;

•	Gains on sale of assets and other, net; and

•	Other non-routine items that we deem appropriate.

We expect that we will be required to comply with certain Adjusted EBITDA-related metrics under our new revolving credit facility.

Adjusted EBITDA will be used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks and others, to assess:

•	our operating performance as compared to that of other companies and partnerships in our industry, without regard to financing methods, capital structure or historical cost basis; and

•	the ability of our assets to generate cash sufficient to pay interest costs, support our indebtedness, and make distributions on our units.

In addition, our management will use Adjusted EBITDA to evaluate actual cash flow available to pay distributions to our unitholders, develop existing reserves, or acquire additional oil and natural gas properties. We expect that we will be required to comply with certain Adjusted EBITDA-related metrics under our new revolving credit facility. Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities, or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner. For further discussion, please read “Summary — Non-GAAP Financial Measure.”

Outlook

Beginning in the second half of 2008, the United States and other industrialized countries experienced a significant economic slowdown, which led to a substantial decline in worldwide energy demand. During this same period, North American natural gas supply was increasing as a result of the rise in domestic unconventional natural gas production. The combination of lower energy demand due to the economic slowdown and higher North American natural gas supply resulted in significant declines in oil, NGL and natural gas prices. While oil and NGL prices have increased since the second quarter of 2009, natural gas prices remained volatile throughout 2010 and have remained low in 2011, relative to much of 2007, 2008 and 2009, due to a continued increase in natural gas supply despite weaker offsetting demand growth. The outlook for a worldwide economic recovery remains uncertain for the foreseeable future, and the timing of a recovery in worldwide demand for energy is difficult to predict. As a result, it is likely that commodity prices will continue to be volatile for the remainder of 2011 and 2012. Sustained periods of low prices for oil or natural gas could materially and adversely affect our financial position, our results of operations, the quantities of oil and natural gas reserves that we can economically produce and our access to capital.

Significant factors that may impact future commodity prices include the political and economic developments currently impacting Egypt, Libya and the Middle East in general; the extent to which members of the Organization of Petroleum Exporting Countries and other oil exporting nations are able to continue to manage oil supply through export quotas; and overall North American oil and natural gas supply and demand fundamentals. Although we cannot predict the occurrence of events that will affect future commodity prices or the degree to which these prices will be affected, the prices for any oil, natural gas or NGLs that we produce will generally approximate market prices in the geographic region of the production.

As an oil and natural gas company, we face the challenge of natural production declines. As initial reservoir pressures are depleted, oil and natural gas production from a given well or formation decreases. Our future growth will depend on our ability to continue to add estimated reserves in excess of our production. Accordingly, we plan to maintain our focus on adding reserves through acquisitions and development projects and improving the economics of producing oil and natural gas from the Partnership Properties. We expect these acquisition opportunities may come from Memorial Resource, the Funds, and their respective affiliates, as well as from unrelated third parties. Our ability to add estimated reserves through acquisitions and development projects is dependent on many factors, including our ability to raise capital, obtain regulatory approvals and procure contract drilling rigs and personnel.

Historical and Pro Forma Financial and Operating Data

The following table sets forth selected historical combined financial and operating data of our predecessor and unaudited pro forma financial and operating data for Memorial Production Partners LP for the periods presented. The following table should be read in conjunction with “Selected Historical and Pro Forma Financial Data.”

	Our Predecessor					Memorial Production Partners LP Pro Forma
				Nine			Nine
				Months			Months
				Ended		Year Ended	Ended
	Year Ended December 31,			September 30,		December 31,	September 30,
	2008	2009	2010	2010	2011	2010	2011
				(Unaudited)		(Unaudited)

Revenues (in thousands):
Oil and natural gas sales	$49,313	$24,541	$37,308	$25,950	$54,086	$87,762	$65,463
Other income	622	319	1,433	1,395	599	1,404	588

Total revenues	$49,935	$24,860	$38,741	27,345	54,685	$89,166	$66,051

Costs and expenses (in thousands):
Lease operating	8,843	11,207	13,974	9,343	18,172	23,052	19,358
Exploration	374	2,690	39	—	56	36	—
Production taxes	3,127	1,464	2,112	1,446	3,259	7,387	4,854
Depreciation, depletion and amortization	12,353	15,226	20,066	14,067	17,840	34,772	21,371
Impairment of proved oil and natural gas properties	14,166	3,480	11,800	5,048	3,047	9,509	—
General and administrative	3,835	4,811	6,116	3,765	5,765	5,819	5,585
Accretion	224	320	663	448	748	1,072	800
(Gain) loss on derivative instruments	(9,815)	(10,834)	(10,264)	(12,173)	(13,785)	(10,264)	(13,785)
Gain on sale of properties	(7,395)	(7,851)	(1)	—	(62,764)	—	(62,020)
Other, net	—	304	890	891	802	890	802

Total costs and expenses	25,712	20,817	45,395	22,835	(26,860)	72,273	(23,035)
Operating income (loss)	24,223	4,043	(6,654)	4,510	81,545	16,893	89,086
Interest expense	(3,138)	(2,937)	(4,438)	(3,405)	(5,433)	(4,105)	(3,079)

Income (loss) before income taxes	21,085	1,106	(11,092)	1,105	76,112	12,788	86,007

Income tax expense	—	—	(225)	—	(122)	(225)	(122)

Net income (loss)	$21,085	$1,106	$(11,317)	$1,105	$75,990	$12,563	$85,885

Oil and natural gas revenue (in thousands):
Oil sales	$5,886	$3,521	$3,438	$2,402	$5,391	$7,933	$6,587
NGL sales	1,559	924	1,404	1,018	5,472	10,177	8,050
Natural gas sales	41,868	20,096	32,466	22,530	43,223	69,652	50,826

Total oil and natural gas revenue	$49,313	$24,541	$37,308	$25,950	$54,086	$87,762	$65,463

Production:
Oil (MBbls)	59	61	45	33	60	107	73
NGLs (MBbls)	37	33	34	25	105	272	164
Natural gas (MMcf)	4,719	5,282	7,314	4,873	9,780	16,713	11,873

Total (MMcfe)	5,295	5,847	7,792	5,218	10,770	18,985	13,299
Average net production (MMcfe/d)	15.2	16.0	21.3	19.1	39.5	52.0	48.7
Average sales price:
Oil (per Bbl)	$100.58	$58.01	$75.81	$73.69	$89.75	$74.35	$89.82
NGLs (per Bbl)	$41.65	$27.61	$41.02	$40.92	$52.17	$37.41	$49.05
Natural gas (per Mcf)	$8.87	$3.80	$4.44	$4.62	$4.42	$4.17	$4.28

Total (per Mcfe)	$9.31	$4.20	$4.79	$4.97	$5.02	$4.62	$4.92
Average unit costs per Mcfe:
Lease operating expenses	$1.67	$1.92	$1.79	$1.79	$1.69	$1.21	$1.46
Production taxes	$0.59	$0.25	$0.27	$0.28	$0.30	$0.39	$0.37
General and administrative expenses	$0.72	$0.82	$0.78	$0.72	$0.54	$0.31	$0.42
Depreciation, depletion and amortization	$2.33	$2.60	$2.58	$2.70	$1.66	$1.83	$1.61

Background Information Regarding Our Predecessor, the Partnership Properties, and Related Financial Data

The Partnership Properties consist of properties that will be contributed to us by our predecessor (which consists of the combined financial data of (a) BlueStone Natural Resources Holdings, LLC, (b) certain oil and natural gas properties owned by Classic Hydrocarbons Holdings, L.P., and (c) for periods after April 8, 2011, certain oil and natural gas properties owned by WHT Energy Partners LLC (WHT), each subsidiaries of Memorial Resource). The properties being contributed to us by our predecessor include (1) certain of the properties acquired by our predecessor from Forest Oil Corporation (Forest Oil) in June 2010 (with respect to which certain financial statements are included elsewhere in this prospectus), (2) properties acquired by our predecessor from BP America Production Company (BP) in May 2011 (with respect to which certain financial statements are included elsewhere in this prospectus) and (3) a 40% undivided interest in the properties acquired by WHT in April 2011 (with respect to which certain financial statements are included elsewhere in this prospectus).

Pro Forma Results of Operations

Factors Affecting the Comparability of the Pro Forma Results of Our Partnership to the Historical Financial Results of Our Predecessor

Our pro forma results of operations and our future results of operations may not be comparable to the historical results of operations of our predecessor for the periods presented, primarily for the reasons described below:

•	Our predecessor completed its acquisition of certain properties from Forest Oil in June 2010. The estimated proved reserves associated with and the results of operations from those acquired assets were not included in our predecessor’s results of operations prior to the date of acquisition. Our predecessor exchanged certain of the Forest Oil properties with BP in May 2011; the remainder of the Forest Oil properties acquired by our predecessor are included in the Partnership Properties and represent 50 Bcfe, or approximately 15% of our pro forma total estimated proved reserves, as of December 31, 2010.

•	Our predecessor completed its acquisition of certain properties from BP in May 2011. The estimated proved reserves associated with and the results of operations from those acquired assets were not included in our predecessor’s historical results of operations through May 31, 2011. The BP America properties acquired by our predecessor are included in the Partnership Properties and represent 47 Bcfe, or approximately 15% of our pro forma total estimated proved reserves, as of December 31, 2010.

•	The Partnership Properties will include property interests contributed to us by WHT, all of which property interests were acquired by WHT in April 2011. Those properties being contributed represent 113 Bcfe, or approximately 35% of our pro forma total estimated proved reserves, as of December 31, 2010.

•	Our predecessor pays a management fee to the Funds pursuant to its operating agreement. We are not obligated to pay such a management fee, and therefore our pro forma results of operations are not directly comparable to our predecessor’s with respect to this fee.

•	Our predecessor uses commodity derivative contracts to manage price fluctuations. Upon the closing of this offering, we will enter into derivative contracts to manage price fluctuations and our predecessor will contribute to us certain commodity derivative contracts entered into in connection with its ownership of the Partnership Properties, which will not comprise all commodity derivative contracts entered into by our predecessor.

Pro Forma Liquidity and Capital Resources

We expect that our primary sources of liquidity and capital resources after the consummation of the offering will be cash flows generated by operating activities and borrowings under the new revolving credit facility that we intend to enter into concurrently with the closing of this offering. We may also have the ability to issue additional equity and debt as needed.

We plan to enter into hedging arrangements to reduce the impact of commodity price volatility on our cash flow from operations. Under this strategy, we intend to enter into commodity derivative contracts at times and on terms desired to maintain a portfolio of commodity derivative contracts covering approximately 65% to 85% of our estimated production from total proved developed producing reserves over a three-to-five year period at a given point in time, although we may from time to time hedge more or less than this approximate range.

Our partnership agreement requires that we distribute all of our available cash (as defined in the partnership agreement) to our unitholders and the general partner. In making cash distributions, our general partner will attempt to avoid large variations in the amount we distribute from quarter to quarter. In order to facilitate this, our partnership agreement will permit our general partner to establish cash reserves to be used to pay distributions for any one or more of the next four quarters. In addition, our partnership agreement allows our general partner to borrow funds to make distributions.

We may borrow to make distributions to our unitholders, for example, in circumstances where we believe that the distribution level is sustainable over the long-term, but short-term factors have caused available cash from operations to be insufficient to sustain our level of distributions. In addition, we plan to hedge a significant portion of our production. We generally will be required to settle our commodity hedge derivatives within five days of the end of the month. As is typical in the oil and natural gas industry, we do not generally receive the proceeds from the sale of our hedged production until 45 to 60 days following the end of the month. As a result, when commodity prices increase above the fixed price in the derivative contracts, we will be required to pay the derivative counterparty the difference between the fixed price in the derivative contract and the market price before we receive the proceeds from the sale of the hedged production. If this occurs, we may make working capital borrowings to fund our distributions. Because we will distribute all of our available cash, we will not have those amounts available to reinvest in our business to increase our proved reserves and production and as a result, we may not grow as quickly as other oil and natural gas entities or at all.

We plan to reinvest a sufficient amount of our cash flow to fund our maintenance capital expenditures, and we plan to primarily use external financing sources, including commercial bank borrowings and the issuance of debt and equity interests, rather than cash reserves established by our general partner, to fund our growth capital expenditures and any acquisitions. Because our proved reserves and production decline continually over time and because we own a limited amount of undeveloped properties, we may need to make acquisitions to sustain our level of distributions to unitholders over time.

If cash flow from operations does not meet our expectations, we may reduce our expected level of capital expenditures, reduce distributions to unitholders, and/or fund a portion of our capital expenditures using borrowings under our new revolving credit facility, issuances of debt and equity securities or from other sources, such as asset sales. We cannot assure you that needed capital will be available on acceptable terms or at all. Our ability to raise funds through the incurrence of additional indebtedness could be limited by the covenants in our new revolving credit facility. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to maintain our production or proved reserves.

Capital Expenditures

Maintenance capital expenditures are capital expenditures that we expect to make on an ongoing basis to maintain our production and asset base (including our undeveloped leasehold acreage). The primary purpose of maintenance capital is to maintain our production and asset base at a steady level over the long term to maintain our distributions per unit. For the twelve months ending December 31, 2012, we estimate that our maintenance capital expenditures will be approximately $9.2 million, which amount spent annually we believe will enable us to maintain our targeted average net production from our assets of 49 MMcfe/d through December 31, 2015. We intend to pay for maintenance capital expenditures from operating cash flow.

Growth capital expenditures are capital expenditures that we expect to increase our production and the size of our asset base. The primary purpose of growth capital is to acquire producing assets that will increase our distributions per unit and secondarily increase the rate of development and production of our existing properties in a manner which is expected to be accretive to our unitholders. Growth capital expenditures on existing properties may include projects on our existing asset base, like horizontal re-entry programs that increase the rate of production and provide new areas of future reserve growth. We expect to primarily rely upon external financing sources, including commercial bank borrowings and the issuance of debt and equity interests, rather than cash reserves established by our general partner, to fund growth capital expenditures and any acquisitions. Although we may make acquisitions during the twelve months ending December 31, 2012, including potential acquisitions of producing properties from Memorial Resource, we have not estimated any growth capital expenditures or acquisitions, as we cannot be certain that we will be able to identify attractive properties or, if identified, that we will be able to negotiate acceptable purchase contracts. Our forecast for the twelve months ending December 31, 2012 does not reflect any material growth capital expenditures or acquisitions. We anticipate spending approximately $59 million on growth capital expenditures over the next five years to further develop our properties and increase our production level above our targeted production rate. While we anticipate making all of these growth capital expenditures over the next five years and believe we have adequate external funding sources, the timing of such expenditures are expected to be uneven. We expect to spend approximately $1.0 million on growth capital expenditures for the twelve months ending December 31, 2012. For more information regarding our acquisition strategy, please read “Business and Properties — Our Business Strategies — Strategically Utilize Our Relationship with Memorial Resource, the Funds, and their Respective Affiliates (Including NGP) to Gain Access to and, from Time to Time, Acquire Producing Oil and Natural Gas Properties that Meet Our Acquisition Criteria,” “— Leverage Our Relationship with Memorial Resource, the Funds, and their Respective Affiliates (Including NGP) to Participate in Acquisitions of Third Party Producing Properties and to Increase the Size and Scope of Our Potential Third-Party Acquisition Targets,” “— Our Principal Business Relationships — Our Relationship with Memorial Resource” and “— Our Principal Business Relationships — Our Relationship with NGP and the Funds.”

The amount and timing of our capital expenditures is largely discretionary and within our control, with the exception of certain projects managed by other operators. If oil and natural gas prices decline below levels we deem acceptable, we may defer a portion of our planned capital expenditures until later periods. Accordingly, we routinely monitor and adjust our capital expenditures in response to changes in oil and natural gas prices, drilling and acquisition costs, industry conditions and internally generated cash flow. Matters outside of our control that could affect the timing of our capital expenditures include obtaining required permits and approvals in a timely manner and the availability of rigs and labor crews. Based on our current oil and natural gas price expectations, we anticipate that our cash flow from operations and available borrowing capacity under our new revolving credit facility will exceed our planned capital expenditures and other cash requirements for the twelve months ending December 31, 2012. However, future cash flows are subject to a number of variables, including the level of our oil and natural gas production and the prices we receive for our oil and natural gas production, generally. There can be no assurance that our operations and other capital resources will provide cash in amounts that are sufficient to maintain our planned levels of capital expenditures.

New Revolving Credit Facility

Concurrently with the closing of this offering, we anticipate that we, as guarantor, our wholly owned subsidiary, Memorial Production Operating LLC, as borrower, and our other current and future subsidiaries, as guarantors, will enter into a new senior secured revolving credit facility. We expect the new revolving credit facility to be a five-year, $1.0 billion revolving credit facility with an initial borrowing base of $300 million.

Our new revolving credit facility will be reserve-based, and thus we will be permitted to borrow under our new revolving credit facility in an amount up to the borrowing base, which is primarily based on the estimated value of our oil, NGL and natural gas properties and our commodity derivative contracts as determined semi-annually by our lenders in their sole discretion. Our borrowing base will be subject to redetermination on a semi-annual basis based on an engineering report with respect to our estimated oil, NGL and natural gas reserves, which will take into account the prevailing oil, NGL and natural gas prices at such time, as adjusted for the impact of our commodity derivative contracts. Unanimous approval by the lenders will be required for any increase to the borrowing base. In the future, we may be unable to access sufficient capital under our new revolving credit facility as a result of (i) a decrease in our borrowing base due to a subsequent borrowing base redetermination or (ii) an unwillingness or inability on the part of our lenders to meet their funding obligations.

A future decline in commodity prices could result in a redetermination that lowers our borrowing base in the future and, in such case, we could be required to repay any indebtedness in excess of the borrowing base, or we could be required to pledge other oil and natural gas properties as additional collateral. We do not anticipate having any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under our new revolving credit facility. Additionally, we will not be able to pay distributions to our unitholders in any such quarter in the event there exists a borrowing base deficiency or an event of default either before or after giving effect to such distribution or we are not in pro forma compliance with the revolving credit facility after giving effect to such distribution.

Borrowings under the new revolving credit facility will be secured by liens on substantially all of our properties, but in any event, not less than 80% of the total value of our oil and natural gas properties, and all of our equity interests in Memorial Production Operating LLC and any future guarantor subsidiaries and all of our other assets including personal property. Additionally, borrowings under the new revolving credit facility will bear interest, at our option, at either (i) the greatest of (x) the prime rate as determined by the administrative agent, (y) the federal funds effective rate plus 0.50%, and (z) the one-month adjusted LIBOR plus 1.0% (adjusted upwards, if necessary, to the next 1/100th of 1%), in each case, plus a margin that varies from 0.75% to 1.75% per annum according to the borrowing base usage (which is the ratio of outstanding borrowings and letters of credit to the borrowing base then in effect), or (ii) the applicable LIBOR plus a margin that varies from 1.75% to 2.75% per annum according to the borrowing base usage. The unused portion of the borrowing base will be subject to a commitment fee that varies from 0.375% to 0.50% per annum according to the borrowing base usage.

Our new revolving credit facility will require maintenance of a ratio of Consolidated EBITDAX to Consolidated Net Interest Expense (as each term is determined under the new revolving credit facility), which we refer to as the interest coverage ratio, of not less than 2.5 to 1.0, and a ratio of consolidated current assets to consolidated current liabilities, each as determined under the new revolving credit facility, which we refer to as the current ratio, of not less than 1.0 to 1.0.

Additionally, the new revolving credit facility will contain various covenants and restrictive provisions that, among other things, limit our ability to incur additional debt, guarantees or liens; consolidate, merge or transfer all or substantially all of our assets; make certain investments, acquisitions or other restricted payments; modify certain material agreements; engage in certain types of transactions with affiliates; dispose of assets; incur commodity hedges exceeding a certain percentage of our production and prepay certain indebtedness.

Events of default under the revolving credit facility shall include, but not be limited to, failure to make payments when due, breach of any covenants continuing beyond the cure period, default under any other material debt, change in management or change of control, bankruptcy or other insolvency event and certain material adverse effects on our business.

If we fail to perform our obligations under these and other covenants, the revolving credit commitments could be terminated and any outstanding indebtedness under the new revolving credit facility, together with accrued interest, fees and other obligations under the credit agreement, could be declared immediately due and payable.

Commodity Derivative Contracts

Our cash flow from operations is subject to many variables, the most significant of which is the volatility of oil and natural gas prices. Oil and natural gas prices are determined primarily by prevailing market conditions, which are dependent on regional and worldwide economic activity, weather and other factors beyond our control. Our future cash flow from operations will depend on the prices of oil and natural gas and our ability to maintain and increase production through acquisitions and exploitation and development projects.

We expect to adopt a hedging policy designed to reduce the impact to our cash flows from commodity price volatility. Under this policy, we intend to enter into commodity derivative contracts covering approximately 65% to 85% of our estimated production from total proved developed producing reserves over a three-to-five year period at any given point of time. We may, however, from time to time hedge more or less than this approximate range. Additionally, we intend to individually identify these non-speculative hedges as “designated hedges” for U.S. federal income tax purposes as we enter into them. Memorial Resource will contribute to us at the closing of this offering derivative contracts for the three months ending December 31, 2011 and the years ending December 31, 2012, 2013, 2014, and 2015 covering approximately 77%, 75%, 69%, 14% and 8%, respectively, of our estimated production from our total proved developed producing reserves existing as of December 31, 2010, based on our reserve reports. Please read “— Overview — Realized Prices on the Sale of Oil and Natural Gas — Commodity Derivative Contracts.” These commodity derivative contracts limit our exposure to declines in prices, but also limit the benefits if prices increase. We do not specifically designate derivative contracts as cash flow hedges; therefore, the mark-to-market adjustment reflecting the change in the unrealized gains or losses on these contracts is recorded in current period earnings. When prices for oil and natural gas are volatile, a significant portion of the effect of our hedging activities consists of non-cash income or expenses due to changes in the fair value of our derivative contracts. Realized gains or losses only arise from payments made or received on monthly settlements or if a derivative contract is terminated prior to its expiration.

Pro Forma Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk, including the effects of adverse changes in commodity prices and interest rates as described below.

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

Our major market risk exposure is in the pricing that we receive for our oil and natural gas production. Realized pricing is primarily driven by the spot market prices applicable to our oil and natural gas production. Pricing for oil and natural gas has been volatile for several years, and we expect this volatility to continue in the future. The prices we receive for our oil and natural gas production depend on many factors outside of our control, such as the strength of the global economy.

In order to reduce the impact of fluctuations in oil and natural gas prices on our revenues, or to protect the economics of property acquisitions, we intend to periodically enter into derivative contracts with respect to a significant portion of our estimated oil and natural gas production through various transactions that fix the future prices received. These transactions may include price swaps whereby we will receive a fixed price for our production and pay a variable market price to the contract counterparty. Additionally, we may enter into collars, whereby we receive the excess, if any, of the fixed floor over the floating rate or we pay the excess, if any, of the floating rate over the fixed ceiling price. These hedging activities are intended to support oil and natural gas prices at targeted levels and to manage our exposure to oil and natural gas price fluctuations.

Swaps.  In a typical commodity swap agreement, we receive the difference between a fixed price per unit of production and a price based on an agreed upon published third-party index, if the index price is lower than the fixed price. If the index price is higher, we pay the difference. By entering into swap agreements, we effectively fix the price that we will receive in the future for the hedged production. Our current swaps are settled in cash on a monthly basis.

Put Options.  In a typical put option arrangement, we receive the excess, if any, of the contract floor price over the reference price, based on NYMEX quoted prices. Our current put options are exercised in cash on a monthly basis only when the floor price exceeds the reference price, otherwise they expire unsettled.

Collars.  In a typical collar arrangement, we receive the excess, if any, of the contract floor price over the reference price, based on NYMEX quoted prices, and pay the excess, if any, of the reference price over the contract ceiling price. Our current collars are exercised in cash on a monthly basis only when the reference price is outside of floor and ceiling prices (the collar), otherwise, they expire unsettled.

Interest Rate Risk

On a pro forma basis as of September 30, 2011, we had debt outstanding of $130 million, with an assumed weighted average interest rate of LIBOR plus 2.00% and expenses on the unused borrowing base, or 2.85%. Assuming no change in the amount outstanding, the impact on interest expense of a 10% increase or decrease in the average interest rate would be approximately $0.4 million. In the future, we anticipate entering into interest rate derivative contracts on a portion of our outstanding debt to mitigate the risk of fluctuations in LIBOR.

Counterparty and Customer Credit Risk

Joint interest receivables arise from entities which own partial interests in the wells we operate. These entities participate in our wells primarily based on their ownership in leases on which we drill. We have limited ability to control participation in our wells. We are also subject to credit risk due to the concentration of our oil and natural gas receivables with several significant customers. Please read “Business and Properties — Operations — Marketing and Major Customers” for further detail about our significant customers. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. In addition, our oil and natural gas derivative contracts expose us to credit risk in the event of nonperformance by counterparties.

While we do not plan to require our customers to post collateral and do not intend to have a formal process in place to evaluate and assess the credit standing of our significant customers or the counterparties on our derivative contracts, we will evaluate the credit standing of our customers and such counterparties as we deem appropriate under the circumstances. This evaluation may include reviewing a counterparty’s credit rating and latest financial information or, in the case of a customer with which we have receivables, reviewing their historical payment record, the financial ability of the customer’s parent company to make payment if the customer cannot and undertaking the due diligence necessary to determine credit terms and credit limits. The counterparties on our derivative contracts currently in place are lenders under our predecessor’s credit facilities, with investment grade ratings and we are likely to enter into any future derivative contracts with these or other lenders under our new revolving credit facility that also carry investment grade ratings. Several of our significant customers for oil and natural gas receivables have a credit rating below investment grade or do not have rated debt securities. In these circumstances, we have considered the lack of investment grade credit rating in addition to the other factors described above.

Predecessor Results of Operations

Our predecessor consists of the combined financial data of BlueStone Natural Resources Holdings, LLC, certain oil and natural gas properties owned by Classic Hydrocarbons Holdings, L.P. and for periods after April 8, 2011, certain oil and natural gas properties owned by WHT. Our predecessor is not contributing all of its properties to us, and the Partnership Properties do not consist solely of the properties being contributed by our predecessor.

Factors Affecting the Comparability of the Historical Financial Results of Our Predecessor.

The comparability of our predecessor’s results of operations among the periods presented is impacted by:

•	The following significant acquisitions by our predecessor:

•	The Forest Oil asset acquisition in June 2010 for approximately $65.9 million.

•	Two separate acquisitions of assets in East Texas in January and March 2010, respectively, for a net purchase price of approximately $14 million.

•	Two separate acquisitions of assets in South Texas in April and May 2010, respectively, for a total purchase price of approximately $23.2 million.

•	Oil and natural gas properties and related assets acquired from BP in May 2011, including the related disposition to BP of certain assets previously acquired from Forest Oil.

•	40% of the oil and natural gas properties and related assets acquired by WHT from a third party in April 2011.

•	The sale of certain non-core oil and natural gas properties located in South Texas in 2009 and 2008 for $11.8 million and $15.4 million, respectively.

As a result of the factors listed above, historical results of operations and period-to-period comparisons of these results and certain financial data may not be comparable or indicative of future results.

Nine Months Ended September 30, 2010 Compared to the Nine Months Ended September 30, 2011

The following table summarizes key items of comparison and their related increase (decrease) for the nine months ended September 30, 2010 and 2011 as indicated.

	Nine Months Ended September 30,
	2010	2011

Revenues (in thousands):
Oil and natural gas sales	$25,950	$54,086
Other income	1,395	599

Total revenues	27,345	54,685
Costs and expenses (in thousands):
Lease operating	9,343	18,172
Exploration	—	56
Production taxes	1,446	3,259
Depreciation, depletion and amortization	14,067	17,840
Impairment of proved oil and natural gas properties	5,048	3,047
General and administrative	3,765	5,765
Accretion	448	748
(Gain) loss on derivative instruments	(12,173)	(13,785)
Gain on sale of properties	—	(62,764)
Other, net	891	802

Total costs and expenses	22,835	(26,860)
Operating income (loss)	4,510	81,545
Interest expense	(3,405)	(5,433)
Income (loss) before income taxes	1,105	76,112

Income tax expense	—	(122)

Net income (loss)	$1,105	$75,990

Production:
Oil (MBbls)	33	60
NGLs (MBbls)	25	105
Natural gas (MMcf)	4,873	9,780

Total (MMcfe)	5,218	10,770
Average net production (MMcfe/d)	19.1	39.5
Average sales price:
Oil (per Bbl)	$73.69	$89.75
NGLs (per Bbl)	$40.92	$52.17
Natural gas (per Mcf)	$4.62	$4.42
Total (per Mcfe)	$4.97	$5.02

	Nine Months Ended September 30,
	2010	2011

Average unit costs per Mcfe:
Lease operating expenses	$1.79	$1.69
Production taxes	$0.28	$0.30
Depreciation, depletion and amortization	$2.70	$1.66
Impairment of proved oil and natural gas properties	$0.97	$0.28
General and administrative expenses	$0.72	$0.54

Our predecessor recorded net income of $1.1 million for the nine month period ended September 30, 2010 compared to net income of $76.0 million for the nine months ended September 30, 2011. The nine months ended September 30, 2011 included a $62.8 million gain on the sale of properties with no comparable gain recorded during the same period in 2010.

Revenues.  The oil and natural gas sales revenues of our predecessor totaled $26.0 million for the nine months ended September 30, 2010, which increased by 108% to $54.1 million during the same period in 2011. The change was primarily due to an increase in production of 5,552 MMcfe, or 106%, primarily related to the acquisition of certain oil and natural gas assets from Forest Oil and Merit Energy, effective April 2010 and May 2010, respectively, that were fully integrated in 2011, the acquisition of properties from BP in May 2011 and WHT’s acquisition of certain oil and natural gas assets in April 2011.

Lease Operating.  Lease operating expenses increased from $9.3 million for the nine months ended September 30, 2010 to approximately $18.2 million for the same period in 2011. The increase was primarily due to the increase in production volumes associated with the acquisitions of oil and gas assets from Forest Oil in April 2010, Merit Energy in May 2010, BP in May 2011 and WHT’s acquisition of certain oil and gas assets in April 2011.

Production Taxes.  Production taxes increased from $1.5 million for the nine months ended September 30, 2010 to $3.3 million for the same period in 2011 due to an increase in oil and natural gas revenues.

Depreciation, Depletion and Amortization.  Our predecessor’s depreciation, depletion and amortization (DD&A) expense increased from approximately $14.1 million in the nine months ended September 30, 2010 to $17.8 million during the nine months ended September 30, 2011. While DD&A per Mcfe decreased from $2.70 to $1.66 between the respective nine month periods due to a higher proportional increase in proved reserve volumes when compared to the increase of capitalized costs subject to DD&A, total DD&A increased between the periods due to increased production from 5,218 MMcfe to 10,770 MMcfe related to our acquisitions during 2010 and 2011.

Impairment of Proved Oil and Natural Gas Properties.  Impairment of proved oil and natural gas properties totaled $5.0 million for the nine months ended September 30, 2010, as compared to $3.0 million during the same period in 2011. For the nine months ended September 30, 2010, the estimated future cash flows expected in connection with the Nueces Field was compared to its current carrying value and determined to be unrecoverable due to a decline in future natural gas prices. For the nine months ended September 30, 2011, a well was abandoned in the Burke Unit located in South Texas due to a situation encountered during drilling, causing an unrecoverability of costs and future benefit.

General and Administrative.  Our predecessor’s general and administrative expenses totaled $3.8 million and $5.8 million for the nine months ended September 30, 2010 and 2011, respectively. General and administrative expenses include the costs of administrative employees, related benefits, office rents, professional fees and other costs not directly associated with field operations or production. Accordingly, increased period-over-period production volumes drove general and administrative expenses lower on a per Mcfe basis from approximately $0.72 per Mcfe during the nine months ended September 30, 2010 to $0.54 per Mcfe for the nine months ended September 30, 2011.

(Gain) Loss on Derivative Instruments.  Our predecessor recognized a gain on commodity derivative instruments of $12.2 million for the nine months ended September 30, 2010, compared to a gain of

$13.8 million during the same period in 2011. The $12.2 million gain for the nine months ended September 30, 2010 consisted of $7.3 million of unrealized gains and $4.9 million of realized gains on commodity derivatives while the $13.8 million gain during the nine months ended September 30, 2011 consisted of $9.7 million of unrealized gains and $4.1 million of realized gains on commodity derivatives.

Gain on Sale of Properties.  Our predecessor recognized a gain on sale of properties of $62.8 million for the nine months ended September 30, 2011 with no comparable gain recorded for the same period in 2010. Effective January 1, 2011, our predecessor acquired BP’s interests in producing wells located in Duval, Jim Hogg, McMullen and Webb counties in exchange for (i) our predecessor’s interest in approximately 10,700 net acres located in the Nueces Field of the Eagle Ford Shale and (ii) $20 million in cash, subject to certain closing adjustments. The transaction closed on May 31, 2011 and the predecessor paid a total of approximately $12.9 million in cash consideration at closing, net of adjustments. The preliminary purchase price allocation resulted in the acquisition date fair value of $82.6 million allocated to proved oil and gas properties, $1.2 million allocated to asset retirement obligations, $0.7 million to accrued liabilities, and $0.6 million to deferred tax liabilities. After taking into consideration the net book value of $5.2 million for the Nueces Field properties exchanged to BP and the $12.9 million in cash consideration paid at closing, the predecessor recorded a $62.0 million gain relating to such transaction. The purchase price allocation remains preliminary and is subject to change until the purchase price allocation is finalized.

In addition to the gain on the BP transaction, our predecessor also realized a gain of approximately $0.8 million during the nine months ended September 30, 2011 from the sale of working interests related to the deep rights under approximately 4,200 acres in Webb County in South Texas and options related to an additional 9,000 acres of deep rights in Webb County. The transactions did not involve the sale of any existing production.

Interest Expense.  Our predecessor’s interest expense is comprised of interest on its credit facilities, amortization of debt issuance costs and realized and unrealized gains and losses on interest rate swaps. Interest expense totaled $3.4 million for the nine months ended September 30, 2010 as compared to $5.4 million for the nine months ended September 30, 2011. During the nine months ended September 30, 2010, approximately $0.5 million of interest expense was associated with realized and unrealized losses on interest rate swaps compared to approximately $1.1 million of realized and unrealized losses on interest rate swaps in the same period of 2011. The remaining $1.4 million increase in interest expense during the nine months ended September 30, 2011 was primarily attributable to higher outstanding borrowings under our predecessor’s credit facility, which were incurred to fund a portion of the acquisitions of oil and natural gas assets described above.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2010

The following table summarizes key items of comparison and their related increase (decrease) for the years ended December 31, 2009 and 2010 as indicated.

	Year Ended December 31,
	2009	2010

Revenues (in thousands):
Oil and natural gas sales	$24,541	$37,308
Other income	319	1,433

Total revenues	24,860	38,741
Costs and expenses (in thousands):
Lease operating	11,207	13,974
Exploration	2,690	39
Production taxes	1,464	2,112
Depreciation, depletion and amortization	15,226	20,066
Impairment of proved oil and natural gas properties	3,480	11,800
General and administrative	4,811	6,116
Accretion	320	663
(Gain) loss on derivative instruments	(10,834)	(10,264)
Gain on sale of properties	(7,851)	(1)
Other, net	304	890

Total costs and expenses	20,817	45,395

Operating income (loss)	4,043	(6,654)
Interest expense	(2,937)	(4,438)
Income (loss) before taxes	1,106	(11,092)
Income tax expense	—	(225)

Net income (loss)	$1,106	$(11,317)

Production:
Oil (MBbls)	61	45
NGLs (MBbls)	33	34
Natural gas (MMcf)	5,282	7,314

Total (MMcfe)	5,847	7,792
Average net production (MMcfe/d)	16	21
Average sales price:
Oil (per Bbl)	$58.01	$75.81
NGLs (per Bbl)	$27.61	$41.02
Natural gas (per Mcf)	$3.80	$4.44
Total (per Mcfe)	$4.20	$4.79
Average unit cost per Mcfe:
Lease operating expenses	$1.92	$1.79
Production taxes	$0.25	$0.27
Depreciation, depletion and amortization	$2.60	$2.58
Impairment of proved oil and natural gas properties	$0.60	$1.51
General and administrative expenses	$0.82	$0.78

Our predecessor recorded net income of $1.1 million for the year ended December 31, 2009 compared to a net loss of $11.3 million generated during 2010. Despite a $12.8 million increase in oil and natural gas sales revenues between the periods, net income decreased approximately $12.4 million primarily related to a $4.8 million increase in DD&A, an $8.3 million increase in impairment charges and a $7.9 million decrease in gains on the sale of properties.

Revenues.  Our predecessor’s oil and natural gas sales revenues increased 52% from $24.5 million for the year ended December 31, 2009 to $37.3 million for the year ended December 31, 2010. Approximately 70%, or $9.0 million, of this increase was driven by increased production, which increased approximately 33% to 7,792 MMcfe for the year ended December 31, 2010. The remainder of the increase in revenues was due to higher oil and natural gas commodity prices received, which averaged $4.20 per Mcfe during 2009 and $4.79 per Mcfe during 2010. Other income revenues related to the predecessor properties increased from $0.3 million for the year ended December 31, 2009 to $1.4 million for the year ended December 31, 2010, primarily due to the settlement of litigation that occurred in 2010.

Lease Operating.  Lease operating expenses increased from $11.2 million for the year ended December 31, 2009 to $14.0 million in 2010, primarily as a result of the increase in our predecessor’s production volumes described above. Lease operating expenses per Mcfe decreased period to period approximately 6% from $1.92 per Mcfe in 2009 to $1.79 per Mcfe in 2010, primarily related to the increase in production.

Exploration.  Exploration expenses decreased from the $2.7 million incurred for the year ended December 31, 2009 to less than $0.1 million in 2010, primarily due to the reclassification of capitalized costs to expense in 2009 following the evaluation of exploratory wells previously drilled in 2008.

Production Taxes.  Production taxes increased from $1.5 million in 2009 to $2.1 million in 2010, which is consistent with higher oil and natural gas commodity prices received during 2010 of $4.79 per Mcfe compared to $4.20 per Mcfe during 2009.

Depreciation, Depletion and Amortization.  Our predecessor’s DD&A expense increased from approximately $15.2 million in 2009 to $20.1 million in 2010, primarily due to an increase in production from 5,847 MMcfe to 7,792 MMcfe.

Impairment of Proved Oil and Natural Gas Properties.  Impairment of proved oil and natural gas properties totaled $3.5 million for 2009, as compared to $11.8 million for 2010. Due to a decline in future natural gas prices, the estimated future cash flows expected in connection with the Nueces Field was compared to the carrying value and was determined to be unrecoverable during 2009. For the year ended 2010, the estimated future cash flows expected in connection with several properties were compared to their carrying values and determined to be unrecoverable as a result of declines in future natural gas prices. Of the $11.8 million, approximately $10.3 million related to the Nueces, Wishbone, San Idelfonso, Blancas Creek and Crabbs Prairie Fields; the remaining $1.5 million related to approximately twenty other fields, all individually immaterial.

General and Administrative.  Our predecessor’s general and administrative expenses totaled $4.8 million and $6.1 million for the years ended December 31, 2009 and 2010, respectively. General and administrative expenses include the costs of administrative employees, related benefits, office rents, professional fees and other costs not directly associated with field operations or production. The change in general and administrative expenses during 2010 resulted primarily from an increase of approximately $0.5 million in payroll related costs and an increase of approximately $0.6 million in professional services fees paid.

Gain on Derivative Instruments.  Our predecessor recognized gains on derivative instruments of $10.8 million in 2009, as compared to $10.3 million generated in 2010. For 2009, the $10.8 million gain was comprised of realized gains of $17.6 million and unrealized losses of $6.8 million. For 2010, the $10.3 million gain was comprised of realized gains of $7.3 million and unrealized gains of $3.0 million.

Gain on Sale of Properties.  During 2009, our predecessor recognized a gain of approximately $7.8 million on two separate sales of interests in the Nueces Mineral Company lease, located in South Texas and primarily undeveloped, for net proceeds of $11.7 million.

Interest Expense.  Interest expense totaled $2.9 million in 2009 as compared to $4.4 million in 2010. This increase was due primarily to additional debt incurred in conjunction with acquisitions of certain oil and natural gas assets from Forest Oil in the second quarter of 2010.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2009

The following table summarizes key items of comparison and their related increase (decrease) for the years ended December 31, 2008 and 2009 as indicated.

	Year Ended December 31,
	2008	2009

Revenues (in thousands):
Oil and natural gas sales	$49,313	$24,541
Other income	622	319

Total revenues	49,935	24,860
Costs and expenses (in thousands):
Lease operating	8,843	11,207
Exploration	374	2,690
Production taxes	3,127	1,464
Depreciation, depletion and amortization	12,353	15,226
Impairment of proved oil and natural gas properties	14,166	3,480
General and administrative	3,835	4,811
Accretion	224	320
(Gain) loss on derivative instruments	(9,815)	(10,834)
Gain on sale of properties	(7,395)	(7,851)
Other, net	—	304

Total costs and expenses	25,712	20,817

Operating income (loss)	24,223	4,043
Interest expense	(3,138)	(2,937)
Income tax expense	—	—

Net income (loss)	$21,085	$1,106

Production:
Oil (MBbls)	59	61
NGLs (MBbls)	37	33
Natural gas (MMcf)	4,719	5,282

Total (MMcfe)	5,295	5,847
Average net production (MMcfe/d)	15	16
Average sales price:
Oil (per Bbl)	$100.58	$58.01
NGLs (per Bbl)	$41.65	$27.61
Natural gas (per Mcf)	$8.87	$3.80
Total (per Mcfe)	$9.31	$4.20
Average unit costs per Mcfe:
Lease operating expenses	$1.67	$1.92
Production taxes	$0.59	$0.25
Depreciation, depletion and amortization	$2.33	$2.60
Impairment of proved oil and natural gas properties	$2.68	$0.60
General and administrative expenses	$0.72	$0.82

Our predecessor recorded net income of $21.1 million for the year ended December 31, 2008 compared to net income of $1.1 million for 2009. This decrease in net income was driven by a $24.8 million year-over-year decline in oil and natural gas sales revenues as a result of significant declines in commodity prices received for oil and natural gas production.

Revenues.  Our predecessor’s oil and natural gas sales revenues totaled $49.3 million in 2008, reflecting a 50% decline to the $24.5 million in revenues generated during the same period in 2009. Although overall production levels increased on a Mcfe basis by 10% from the twelve months ended December 31, 2008 to the same period in 2009, average commodity prices decreased from $9.31 per Mcfe to $4.20 per Mcfe between the respective periods.

Lease Operating.  Lease operating expenses increased from $8.8 million incurred in 2008 to $11.2 million in 2009 primarily as a result of the increase in production volumes and wells operated described above. Overall, lease operating expenses increased 15% from $1.67 per Mcfe during 2008 to $1.92 per Mcfe during 2009.

Exploration.  Exploration expenses increased from $0.4 million incurred in 2008 to $2.7 million in 2009 primarily due to the reclassification of capitalized costs to expense in 2009 following the evaluation of exploratory wells previously drilled in 2008.

Production Taxes.  Production taxes declined from $3.1 million, or $0.59 per Mcfe, in 2008 to $1.5 million, or $0.25 per Mcfe, in 2009 due to the decrease in oil and natural gas sales revenues noted above and also due to tax refunds received and accounted for in 2009, which were for allowable tax credits and tax deductions.

Depreciation, Depletion and Amortization.  Our predecessor’s depreciation, depletion and amortization expense increased from approximately $12.4 million in 2008 to $15.2 million in 2009 due to a slight increase in volumes, and a resulting 12% increase in the DD&A rate from $2.33 to $2.60 per Mcfe. The increase in the DD&A rate was driven by additional acquisition costs in 2009.

Impairment of Proved Oil and Natural Gas Properties.  Impairment of proved oil and natural gas properties totaled $14.2 million for 2008, as compared to $3.5 million incurred in 2009. For the year ended 2008, the estimated future cash flows expected in connection with the Craton properties were compared to the carrying values and were determined to not be recoverable due to a decline in future natural gas prices. For the year ended 2009, the estimated future cash flows expected in connection with the Nueces Field was compared to the carrying value and was determined to be unrecoverable also due to a decline in future natural gas prices.

General and Administrative.  Our predecessor’s general and administrative expenses totaled $3.8 million and $4.8 million for 2008 and 2009, respectively. The increase in general and administrative expenses during 2009 resulted primarily from payroll related costs.

Gain on Derivative Instruments.  Our predecessor recognized gains on derivative instruments of $9.8 million in 2008 as compared to $10.8 million in 2009, For 2008, the $9.8 million gain was comprised of $10.3 million of unrealized gains and realized losses of $0.5 million. For 2009, the $10.8 million gain was comprised of realized gains of $17.6 million and unrealized losses of $6.8 million.

Interest Expense.  Interest expense remained fairly constant between periods, with $3.1 million incurred in 2008 as compared to $2.9 million in 2009.

Predecessor Liquidity and Capital Resources

Our predecessor’s primary sources of capital and liquidity have been proceeds from bank borrowings, capital contributions from the partners of its limited partnerships and cash flow from operations. To date, our predecessor’s primary use of capital has been for the acquisition and development of oil and natural gas properties.

Predecessor Cash Flows

Cash flows provided by operating activities were primarily used to fund exploration and development expenditures. Proceeds from the issuance of long-term debt and cash received from operations in both years were offset by cash used in investing activities to complete our acquisition activities. Operating cash flow fluctuations were substantially driven by commodity prices and changes in our production volumes. Prices for oil and natural gas have historically been subject to seasonal influences characterized by peak demand and higher prices in the winter heating season; however, the impact of other risks and uncertainties have influenced prices throughout recent years. Working capital was substantially influenced by these variables. Fluctuation in cash flow may result in an increase or decrease in our capital and exploration expenditures.

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011

Net cash provided by operating activities	$32,838	$12,672	$20,288	$16,670	$26,125
Net cash used in investing activities	(45,547)	(24,947)	(116,687)	(109,808)	(156,240)
Net cash provided by financing activities	11,619	15,989	96,756	95,122	134,509
Net (decrease) increase in cash	(1,090)	3,714	357	1,984	4,394

Operating Activities.  Key drivers of net operating cash flows are commodity prices, production volumes and operating costs. Net cash flows provided by operating activities increased for the year ended December 31, 2010, despite a decrease in net income, primarily due to our increase in production volumes as a result of our acquisition activities as well as our continued drilling success. Net cash flows provided by operating activities for the year ended December 31, 2009 decreased from the year ended December 31, 2008, driven primarily by lower net income. Net cash flows provided by operating activities increased from the nine months ended September 30, 2010 to the nine months ended September 30, 2011, due to acquisitions made during the nine months ended September 30, 2011.

Investing Activities.  During 2010, our predecessor spent $104.5 million on several acquisitions, the largest of which was the purchase of oil and natural gas properties from Forest Oil for $65.9 million. Our predecessor incurred capital expenditures of $13.1 million in conjunction with the drilling of 6 wells in 2010, none of which were dry holes, for a success rate of 100%. Our predecessor’s acquisition and development expenditures were offset by proceeds from the sale of properties for $1.4 million.

Cash used in investing activities was $24.9 million in 2009. Acquisitions of oil and natural gas properties in South Texas were largely offset by the proceeds from divestitures in the Rocky Mountain, Mid-Continent and Gulf Coast. During 2009, our predecessor participated in the drilling of 6 wells, none of which were dry holes, for a success rate of 100%.

Cash used in investing activities in 2008 was $45.5 million. Acquisitions of oil and natural gas properties in the Laredo area were largely offset by the proceeds from divestitures in South Texas. During 2008, our predecessor participated in the drilling of 22 wells, of which 5 were dry holes, for a success rate of 77%.

Cash used in investing activities for the nine months ended September 30, 2011 was $156.2 million, driven mostly by acquisitions of oil and natural gas properties of $138.2 million and additions of $19.6 million.

Cash used in investing activities for the nine months ended September 30, 2010 was $109.8 million, driven mostly by acquisition activity in March of 2010 when oil and natural gas properties were acquired in East Texas for approximately $8.2 million and in June 2010 related to the Forest acquisition for $65.9 million.

Financing Activities.  Cash flows provided by financing activities were driven by net advances on the predecessor’s revolving credit facility and capital contributions to fund the development and property acquisition program.

Predecessor Working Capital

Our predecessor’s working capital totaled $4.1 million and $15.3 million at December 31, 2010 and September 30, 2011, respectively. Our predecessor’s collection of receivables has historically been timely, and losses associated with uncollectible receivables have historically not been significant. Our predecessor’s cash balances totaled $5.7 million and $10.0 million at December 31, 2010 and September 30, 2011, respectively.

Predecessor Commodity Derivative Contracts

The following tables summarize, for the periods presented, our predecessor’s oil and natural gas swaps, collars and put options in place as of December 31, 2010. Our predecessor uses a combination of swaps, collars and put options as a mechanism for managing commodity price risks. By entering into these agreements, our predecessor mitigates the effect on its cash flows of changes in the prices it receives for its oil and natural gas production. Oil contracts are settled based upon the NYMEX-WTI price of oil while the natural gas contracts are settled based upon either the NYMEX-Henry Hub, Tetco-South Texas or NGPL-TexOk price of natural gas.

Natural Gas Swaps
	Weighted Average
Year	($/MMBtu)	MMBtu/d

2011	$5.698	3,633
2012	$5.794	3,049
2013	$5.767	2,005

Natural Gas Collars
	Weighted Average Floor	Weighted Average Ceiling
Year	($/MMBtu)	($/MMBtu)	MMBtu/d

2011	$5.305	$6.761	6,542
2012	$4.897	$6.177	9,016
2013	$4.778	$5.790	11,474

Natural Gas Put Options
Year	Floor Price ($/MMBtu)	MMBtu/d

2011	$4.300	8,219
2012	$4.800	2,295

Oil Collars
	Weighted Average Floor	Weighted Average Ceiling
Year	($/MMBtu)	($/MMBtu)	Bbl/d

2011	$75.00	$94.00	39
2012	$73.33	$94.97	30
2013	$72.00	$103.68	25

Predecessor Credit Facilities

Our predecessor consists of the combined financial data of BlueStone Natural Resources Holdings, LLC, or BlueStone, certain oil and natural gas properties owned by Classic Hydrocarbons Holdings, L.P., or Classic, and certain oil and natural gas properties owned by WHT Energy Partners LLC, or WHT.

BlueStone.  BlueStone is party to a $150.0 million revolving credit facility entered into in June 2010. Amounts outstanding under BlueStone’s credit facility are payable on June 25, 2014 with mandatory pre-payments required if BlueStone makes any property dispositions. BlueStone’s credit facility is secured by mortgages on substantially all of its properties, including the properties being contributed to us. We expect that BlueStone’s credit facility will be repaid in full with a portion of the cash being received by Memorial Resource in connection with the closing of this offering, which repayment will permit the release of the mortgages on all of the properties being contributed to us.

Amounts outstanding under BlueStone’s credit facility are limited to a borrowing base which is determined twice per year. BlueStone and the administrative agent under the credit facility can request special borrowing base determinations from time to time. The borrowing base under BlueStone’s credit facility was $110.0 million at September 30, 2011 and the borrowing base availability was $9.8 million at September 30, 2011.

Adjusted Base Rate Advances and Adjusted LIBOR Rate Advances under BlueStone’s credit facility bear interest, payable monthly, at an Adjusted Base Rate or Adjusted LIBOR Rate plus an applicable margin of 1.75% and 2.75%, respectively, based on the utilization of the credit facility.

As of September 30, 2011, the interest rate on BlueStone’s credit facility, taking into account BlueStone’s interest rate swaps, was 3.14%. BlueStone’s borrowings under its credit facility totaled $97.1 million at September 30, 2011.

BlueStone’s credit facility contains financial and other covenants, including a current ratio test and an interest coverage test. BlueStone was in compliance with all covenants under its credit facility at September 30, 2011.

Classic.  Classic is party to a $150.0 million revolving credit facility originally entered into in November 2007 and amended in June 2010. The credit facility terminates June 21, 2014. Classic’s credit facility is secured by mortgages on substantially all of its properties, including the properties being contributed to us. We expect that Classic’s credit facility will be partially repaid with a portion of the cash being received by Memorial Resource in connection with the closing of this offering, which repayment will permit the release of the mortgages on all of the properties being contributed to us.

The borrowings under Classic’s credit facility are secured by the oil and natural gas properties of Classic and are subject to semiannual borrowing base redeterminations. The borrowing base at September 30, 2011 was $135.0 million. Borrowings under the Classic credit facility bear interest, at the option of Classic, at either the Prime Rate or LIBOR based rate, in each case plus an applicable margin determined by the percentage of the borrowing base outstanding.

As of September 30, 2011, the weighted average interest rate on Classic’s credit facility, taking into account Classic’s interest rate swaps, was 3.44%. Classic’s borrowings under its credit facility totaled $130.0 million at September 30, 2011.

Classic’s credit facility contains financial and other covenants, including a current ratio test and an interest coverage test. At September 30, 2011, Classic was in compliance with all existing debt covenants except for maintaining a 1.0 current ratio. Classic obtained a waiver from the lenders under the credit facility related to the current ratio covenant. After the borrowing base redetermination on November 1, 2011, which increased Classic’s borrowing base to $140.0 million, Classic was in compliance with all existing covenants, including maintaining a 1.0 current ratio.

WHT.  WHT is party to a $400.0 million revolving credit facility entered into on April 8, 2011. Of the $179.0 million outstanding under this facility at September 30, 2011, $71.6 million pertained to the properties being contributed to us. The WHT credit facility has a termination date of April 8, 2016. Borrowings under the WHT credit facility bear interest, at the option of WHT, at either the Prime Rate plus an applicable margin of 0.75% to 1.75% or LIBOR plus an applicable margin of 1.75% to 2.75%. The margin rate is determined by the percentage of the borrowing base outstanding. The weighted average interest rate for the period from April 8, 2011 to September 30, 2011 was 2.92%. We expect that WHT’s credit facility will be partially repaid with a portion of the cash being received by Memorial Resource in connection with the closing of this offering, which repayment will permit the release of the mortgages on the properties being contributed to us.

The borrowings under the WHT credit facility are secured by the oil and gas properties of WHT and are subject to semiannual borrowing base redeterminations on May 1 and November 1 of each year. The borrowing base at September 30, 2011 was $230.0 million. At September 30, 2011, WHT was in compliance under existing debt covenants.

Predecessor Contractual Obligations

A summary of our predecessor’s contractual obligations as of December 31, 2010 is provided in the following table (in thousands).

	Payments Due by Period
		Less Than			More Than
Contractual Obligation	Total	One Year	2-3 Years	4-5 Years	5 Years

Revolving credit facility	$115,222	$—	$—	$115,222	$—
Operating lease	938	297	418	223	—
Capital lease	59	29	30	—	—
Other borrowings	222	—	138	84	—
Interest expense on long-term debt	12,364	2,718	4,823	4,823	—

Total contractual obligations	$128,805	$3,044	$5,409	$120,352	$—

Amounts related to our asset retirement obligations are not included in the table above given the uncertainty regarding the actual timing of such expenditures. The total amount of estimated asset retirement obligations at December 31, 2010 is $10.9 million.

Predecessor Quantitative and Qualitative Disclosure About Market Risk

Our predecessor is exposed to market risk, including the effects of adverse changes in commodity prices and interest rates as described below.

The primary objective of the following information is to provide quantitative and qualitative information about our predecessor’s potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. All of our predecessor’s market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

Our predecessor’s major market risk exposure is in the pricing that it receives for its oil and natural gas production. Realized pricing is primarily driven by the spot market prices applicable to its natural gas production and the prevailing price for oil. Pricing for oil and natural gas has been volatile and unpredictable for several years, and this volatility is expected to continue in the future. The prices our predecessor receives for its oil and natural gas production depend on many factors outside of its control, such as the strength of the global economy.

To reduce the impact of fluctuations in oil and natural gas prices on our predecessor’s revenues, or to protect the economics of property acquisitions, our predecessor periodically enters into derivative contracts with respect to a portion of its projected oil and natural gas production through various transactions that fix the future prices received. These transactions may include price swaps whereby our predecessor will receive a fixed price for its production and pay a variable market price to the contract counterparty. Additionally, our predecessor may enter into collars, whereby our predecessor receives the excess, if any, of the fixed floor over the floating rate or pays the excess, if any, of the floating rate over the fixed ceiling price. These hedging activities are intended to support oil and natural gas prices at targeted levels and to manage our predecessor’s exposure to oil and natural gas price fluctuations. Our predecessor does not enter into derivative contracts for speculative trading purposes.

Swaps.  In a typical commodity swap agreement, our predecessor receives the difference between a fixed price per unit of production and a price based on an agreed upon published third-party index, if the index price is lower than the fixed price. If the index price is higher, our predecessor pays the difference. By entering into swap agreements, our predecessor effectively fixes the price that it will receive in the future for the hedged production. Our predecessor’s swaps are settled in cash on a monthly basis.

For a summary of the oil and natural gas swaps and oil and natural gas swap prices, related basis swap prices and resulting adjusted swap prices in place as of June 30, 2011, please read “— Predecessor Liquidity and Capital Resources — Predecessor Commodity Derivative Contracts.”

Put Options.  In a typical put option arrangement, our predecessor receives the excess, if any, of the contract floor price over the reference price, based on NYMEX quoted prices. Our predecessor’s current put options are exercised in cash on a monthly basis only when the floor price exceeds the reference price, otherwise they expire unsettled.

Collars.  In a typical collar arrangement, our predecessor receives the excess, if any, of the contract floor price over the reference price, based on NYMEX quoted prices, and pay the excess, if any, of the reference price over the contract ceiling price. Our predecessor’s current collars are exercised in cash on a monthly basis only when the reference price is outside of floor and ceiling prices (the collar), otherwise they expire.

For a summary of the oil and natural gas collars in place as of September 30, 2011, please read ‘‘— Predecessor Liquidity and Capital Resources — Predecessor Commodity Derivative Contracts.”

Interest Rate Risk

At September 30, 2011, our predecessor had an aggregate $203.2 million of debt outstanding under its credit facilities, with a weighted average floating interest rate of 3.12%. Assuming no change in the amount outstanding, the impact on interest expense of a 10% increase or decrease in the average interest rate, after giving effect to our predecessor’s existing interest rate swaps, would be approximately $0.6 million per year.

Counterparty and Customer Credit Risk

Joint interest receivables arise from entities which own partial interests in the wells our predecessor operates. These entities participate in our predecessor’s wells primarily based on their ownership in leases on which our predecessor drills. Our predecessor has limited ability to control participation in its wells. Our predecessor is also subject to credit risk due to the concentration of its oil and natural gas receivables with several significant customers. Please read “Business and Properties — Operations — Marketing and Major Customers” for further detail about our predecessor’s significant customers. The inability or failure of our predecessor’s significant customers to meet their obligations to our predecessor or their insolvency or liquidation may adversely affect our predecessor’s financial results. In addition, our predecessor’s oil and natural gas derivative contracts expose our predecessor to credit risk in the event of nonperformance by counterparties.

While our predecessor does not require its customers to post collateral and does not have a formal process in place to evaluate and assess the credit standing of its significant customers or the counterparties on its derivative contracts, our predecessor does evaluate the credit standing of its customers and such counterparties as it deems appropriate under the circumstances. This evaluation may include reviewing a counterparty’s credit rating and latest financial information or, in the case of a customer with which our predecessor has receivables, reviewing their historical payment record, the financial ability of the customer’s parent company to make payment if the customer cannot and undertaking the due diligence necessary to determine credit terms and credit limits. The counterparties on our predecessor’s derivative contracts currently in place are lenders under BlueStone’s and Classic’s credit facilities, with investment grade ratings and our predecessor is likely to enter into any future derivative contracts with these or other lenders under BlueStone’s and Classic’s credit facilities that also carry investment grade ratings. Several of our predecessor’s significant customers for oil and natural gas receivables have a credit rating below investment grade or do not have rated debt securities. In these circumstances, our predecessor has considered the lack of investment grade credit rating in addition to the other factors described above.

Critical Accounting Policies and Estimates

Oil and Natural Gas Properties

We and our predecessor use the successful efforts method of accounting to account for our and our predecessor’s oil and natural gas properties. Under this method, costs of acquiring properties, costs of drilling successful exploration wells, and development costs are capitalized. The costs of exploratory wells are initially capitalized pending a determination of whether proved reserves have been found. At the completion of drilling activities, the costs of exploratory wells remain capitalized if determination is made that proved reserves have been found. If no proved reserves have been found, the costs of each of the related exploratory wells are charged to expense. In some cases, a determination of proved reserves cannot be made at the completion of drilling, requiring additional testing and evaluation of the wells. Our and our predecessor’s policy is to expense the costs of such exploratory wells if a determination of proved reserves has not been made within a twelve-month period after drilling is complete. Exploration costs such as geological, geophysical, and seismic costs are expensed as incurred.

As exploration and development work progresses and the reserves on these properties are proven, capitalized costs attributed to the properties are subject to depreciation and depletion. Depletion of capitalized costs is provided using the units-of-production method based on proved oil and natural gas reserves related to the associated field. The timing of any write downs of unproven properties, if warranted, depends upon the nature, timing, and extent of planned exploration and development activities and their results.

On the sale or retirement of a complete or partial unit of a proved property or pipeline and related facilities, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and any gain or loss is recognized.

Oil and Natural Gas Reserves

The estimates of proved oil and natural gas reserves utilized in the preparation of the combined financial statements are estimated in accordance with the rules established by the SEC and the Financial Accounting Standards Board (FASB), which require that reserve estimates be prepared under existing economic and operating conditions using a 12-month average price with no provision for price and cost escalations in future years except by contractual arrangements. The estimates of proved reserve information for all of the Partnership Properties as of December 31, 2010 included in this prospectus are based on the following: (1) approximately 53% of the estimated proved reserve volumes are based on a reserve report relating to our South Texas properties prepared by the independent petroleum engineers of NSAI; (2) approximately 35% of the estimated proved reserve volumes are based on evaluations relating to certain of our East Texas properties prepared by Memorial Resource’s internal reserve engineers and audited by NSAI; and (3) the remaining approximately 12% of the estimated proved reserve volumes are based on a reserve report relating to certain of our East Texas properties prepared by the independent petroleum engineers of Miller and Lents. Our predecessor’s annual reserve estimates were prepared by a third-party petroleum engineer.

Reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. We and our predecessor deplete oil and natural gas properties by field using the units-of-production method. Capitalized drilling and development costs of producing oil and natural gas properties are depleted over proved developed reserves and leasehold costs are depleted over total proved reserves. It is possible that, because of changes in market conditions or the inherent imprecision of reserve estimates, the estimates of future cash inflows, future gross revenues, the amount of oil and natural gas reserves, the remaining estimated lives of oil and natural gas properties, or any combination of the above may be increased or reduced. Increases in recoverable economic volumes generally reduce per unit depletion rates while decreases in recoverable economic volumes generally increase per unit depletion rates.

In January 2010, the FASB issued an update to the Oil and Gas Topic, which aligns the oil and natural gas reserve estimation and disclosure requirements with the requirements in the SEC’s final rule, Modernization of Oil and Gas Reporting Requirements (the Final Rule). The Final Rule was issued on December 31, 2008. The Final Rule is intended to provide investors with a more meaningful and comprehensive understanding of oil and natural gas reserves, which should help investors evaluate the relative value of oil and natural gas companies.

The Final Rule permits the use of new technologies to determine proved reserves estimates if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volume estimates. The Final Rule will also allow, but not require, companies to disclose their probable and possible reserves to investors. In addition, the new disclosure requirements require companies to: (i) report the independence and qualifications of its reserves preparer or auditor; (ii) file reports when a third party is relied upon to prepare reserves estimates or conduct a reserves audit; and (iii) report oil and natural gas reserves using an average price based upon the prior 12-month period rather than a year-end price. The Final Rule became effective for fiscal years ending on or after December 31, 2009. Our predecessor’s 2009 and 2010 depletion calculations were based upon proved reserves that were determined using the new reserve rules; whereas, the depletion calculation in 2008 was based on the prior SEC methodology.

Impairments

Proved oil and natural gas properties are reviewed for impairment when events and circumstances indicate a possible decline in the recoverability of the carrying value of such properties, such as a downward revision of the reserve estimates, less than expected production, drilling results, or lower commodity prices. The estimated future cash flows expected in connection with the property are compared to the carrying value of the property to determine if the carrying amount is recoverable. If the carrying value of the property exceeds its estimated undiscounted future cash flows, the carrying amount of the property is reduced to its estimated fair value. The factors used to determine fair value include, but are not limited to, estimates of proved reserves, future commodity prices, the timing of future production and capital expenditures and a discount rate commensurate with the risk reflective of the lives remaining for the respective oil and natural gas properties. Our predecessor accounts for impairment as a Level 3 fair value computation.

Nonproducing oil and natural gas properties, which consist of undeveloped leasehold costs and costs associated with the purchase of proved undeveloped reserves, are assessed for impairment on a property-by-property basis. If the assessment indicates an impairment, a loss is recognized by providing a valuation allowance. The impairment assessment is affected by economic factors such as the results of exploration activities, commodity price outlooks, remaining lease terms, and potential shifts in business strategy employed by management.

Asset Retirement Obligations

We and our predecessor account for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and the associated asset retirement costs are part of the carrying amount of the long-lived asset.

Revenue Recognition

Oil and natural gas revenues are recorded using the sales method. Under this method, we and our predecessor recognize revenues based on actual volumes of oil and natural gas sold to purchasers. We, our predecessor and other joint interest owners may sell more or less than their entitlement share of volumes produced. A liability is recorded and revenue is deferred if our predecessor’s excess sales of natural gas volumes exceed its estimated remaining recoverable reserves. Our predecessor had no significant natural gas imbalances at December 31, 2010 or 2009.

Derivative Instruments

Our predecessor uses derivative financial instruments (swaps, floors, collars, and forward sales) to reduce the impact of natural gas and oil price fluctuations and uses interest rate swaps to manage exposure to interest rate volatility. Every derivative instrument (including certain derivative instruments embedded in other contracts) is recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statements of operations. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting treatment. Our predecessor had no derivatives designated as hedges at December 31, 2010 or 2009.

Changes in the fair value of derivative financial instruments that do not qualify for accounting treatment as hedges are recognized currently in the statements of operations.

Recently Issued Accounting Pronouncements

On July 21, 2010, the FASB issued ASU 2010-20 “Receivables (Topic 310) — Disclosures about the Credit Quality of Financial Receivables and the Allowance for Credit Losses.” ASU 2010-20 requires disclosure of additional information to assist financial statement users to understand more clearly an entity’s credit risk exposures to finance receivables and the related allowance for credit losses. ASU 2010-20 is effective for all public companies for interim and annual reporting periods ending on or after December 15, 2010, with specific items, such as the allowance rollforward and modification disclosures, effective for periods beginning after December 15, 2010. We do not expect the adoption of this new guidance to have an impact on our financial position, cash flows or results of operations.

In April 2010, the FASB issued ASU 2010-14, which amends the guidance on oil and natural gas reporting in Accounting Standards Codification 932.10.S99-1 by adding the Codification of SEC Regulation S-X, Rule 4-10 as amended by the SEC Final Rule 33-8995. Both ASU 2010-03 and ASU 2010-14 are effective for annual reporting periods ending on or after December 31, 2009. Application of the revised rules is prospective and companies are not required to change prior period presentation to conform to the amendments.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures About Fair Value Measurements,” which provides amendments to fair value disclosures. ASU 2010-06 requires additional disclosures and clarifications of existing disclosures for recurring and nonrecurring fair value measurements. The revised guidance for transfers into and out of Level 1 and Level 2 categories, as well as increased disclosures around inputs to fair value measurement, was adopted January 1, 2010, with the amendments to Level 3 disclosures effective beginning after January 1, 2011. ASU 2010-06 concerns disclosure only. Both the current and future adoption does not have a material impact on our or our predecessor’s financial position or results of operations.

Internal Controls and Procedures

Prior to the completion of this offering, certain entities that comprise our predecessor have been private entities with limited accounting personnel and other supervisory resources to adequately execute their accounting processes and address their internal control over financial reporting. In connection with our predecessor’s audit for the year ended December 31, 2010, our predecessor’s independent registered accounting firm identified and communicated material weaknesses related to lack of accounting personnel with sufficient technical accounting experience for certain significant or unusual transactions and lack of management review at the appropriate level for certain non-routine areas. A “material weakness” is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our predecessor’s financial statements will not be prevented, or detected in a timely basis. The lack of technical accounting experience and management review resulted in several audit adjustments to the financial statements for the year ended December 31, 2010, 2009, and 2008.

The material weaknesses noted above occurred prior to the formation of Memorial Resource. Since its formation, Memorial Resource believes that it has hired appropriate finance and accounting staff and brought in additional technical and accounting resources as part of its plan to implement and ensure the effectiveness of internal controls over financial reporting.

After the closing of this offering, our management team and financial reporting oversight personnel will be those of Memorial Resource and our predecessor, and thus, we may face the same material weaknesses described above.

While we have begun the process of evaluating the design and operation of our internal control over financial reporting, we are in the early phases of our review and will not complete our review until after this offering is completed. We cannot predict the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies, which could give rise to significant deficiencies and other material weaknesses, in addition to the material weaknesses described above. Each of the material weaknesses described above could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim combined financial statements that would not be prevented or detected. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses described above or avoid potential future material weaknesses.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded partnership, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal controls over financial reporting. Though we will be required to disclose changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a publicly traded partnership, we will need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting until the year following our first annual report required to be filed with the SEC. If it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to remedy or avoid material weaknesses or significant deficiencies in the future.

We have no history operating as a publicly-traded company. As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, including certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of NASDAQ, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will require a significant amount of time from our general partner’s board of directors and management and will significantly increase our legal and financial compliance costs and make such compliance more time-consuming and costly. We will need to:

•	institute a more comprehensive compliance function;

•	design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	comply with rules promulgated by NASDAQ;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish an investor relations function.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our predecessor’s results of operations for the years ended December 31, 2008, 2009 and 2010. Although the impact of inflation has been insignificant in recent years, it is still a factor in the U.S. economy, and we expect to experience inflationary pressure on the cost of oilfield services and equipment when increasing oil and natural gas prices increase drilling activity in our areas of operations.

Off-Balance Sheet Arrangements

Currently, neither we nor our predecessor have any off-balance sheet arrangements.

BUSINESS AND PROPERTIES

The following Business and Properties discussion should be read in conjunction with the “Selected Historical and Pro Forma Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. Unless otherwise indicated, all references to financial or operating data on a pro forma basis give effect to the transactions described under “Summary — Our Partnership Structure and Formation Transactions” and in the Unaudited Pro Forma Combined Financial Statements included elsewhere in this prospectus.

Our pro forma estimated proved reserve information for all of the Partnership Properties as of December 31, 2010 is based on the following: (1) approximately 53% of the estimated proved reserve volumes are based on a reserve report relating to our South Texas properties prepared by the independent petroleum engineers of NSAI; (2) approximately 35% of the estimated proved reserve volumes are based on evaluations relating to certain of our East Texas properties prepared by Memorial Resource’s internal reserve engineers and audited by NSAI; and (3) the remaining approximately 12% of the estimated proved reserve volumes are based on a reserve report relating to certain of our East Texas properties prepared by the independent petroleum engineers of Miller and Lents. We refer to these evaluations and reports collectively as our “reserve reports.”

Overview

We are a Delaware limited partnership formed in April 2011 by Memorial Resource to own and acquire oil and natural gas properties in North America. Our primary business objective is to generate stable cash flows, allowing us to make quarterly cash distributions to our unitholders and, over time, to increase those quarterly cash distributions. We believe our properties are well suited for our partnership because they consist of mature onshore oil and natural gas reservoirs with long-lived, predictable production profiles and modest capital requirements. As of December 31, 2010, our total estimated proved reserves were approximately 325 Bcfe, of which approximately 81% were classified as proved developed reserves including approximately 14% classified as proved developed non-producing. Based on our pro forma average net production for the year ended December 31, 2010 of 52 MMcfe/d, our total estimated proved reserves had a reserve-to-production ratio of 17 years. Based on our pro forma proved reserves volumes at December 31, 2010, we or Memorial Resource operate 94% of the properties in which we have interests, and we own an average working interest of 43% across our oil and natural gas properties.

We believe our business relationship with Memorial Resource, which owns our general partner and will own approximately 44.0% of our outstanding common units and all of our subordinated units, will enhance our ability to maintain or grow our production and expand our proved reserves base over time. Memorial Resource is a Delaware limited liability company formed by Natural Gas Partners VIII, L.P., Natural Gas Partners IX, L.P. and NGP IX Offshore Holdings, L.P., which we refer to as the Funds, to own, acquire, exploit and develop oil and natural gas properties and to own our general partner. As part of the formation transactions, the Funds will contribute to Memorial Resource their respective ownership of five separate portfolio companies (including our predecessor), all of which are engaged in the business of owning, acquiring, exploiting, and developing oil and natural gas properties, and certain of which will contribute the Partnership Properties to us. Memorial Resource will engage in its business with the objective of growing its reserves, production and cash flows, as well as owning our general partner and a significant limited partner interest in us.

Our Properties

Our properties are located in South and East Texas and consist of mature, legacy onshore oil and natural gas reservoirs. We believe our properties are well suited for our partnership because they have predictable production profiles, low decline rates, long reserve lives and modest capital requirements. The Partnership Properties consist of operated working interests in producing and undeveloped leasehold acreage and in identified producing wells in South and East Texas, and non-operated working interests in producing and undeveloped leasehold acreage. As of December 31, 2010, we owned 133,309 gross (112,828 net) acres of developed properties and 14,374 gross (6,146 net) acres of undeveloped properties, all held by production, with 345 proved low-risk infill drilling, recompletion and development opportunities in our core operational areas. As of December 31, 2010, we had interests in 1,290 gross (609 net) producing wells across our properties, with an average working interest of 47%. Based on our forecasted daily production which is reflected in our reserve reports, the average estimated decline rate for our existing proved developed producing reserves is approximately 9% for the twelve months ending December 31, 2011, approximately 9% compounded average annual decline for the subsequent four years and approximately 8% per year thereafter. As of December 31, 2010, approximately 60 Bcfe, or 19%, of our estimated proved reserves were classified as proved undeveloped, of which approximately 83% were natural gas. Based on the production estimates and pricing assumptions included in our reserve reports, we believe that through 2015, our low-risk development inventory will provide us with the opportunity to maintain our targeted average net production of 49 MMcfe/d without acquiring incremental reserves.

The following table summarizes pro forma information by producing region regarding our estimated oil and natural gas reserves as of December 31, 2010 and our average net production for the year ended December 31, 2010. The reserve estimates attributable to the Partnership Properties are derived from our reserve reports.

	Estimated Pro Forma			Average Net		Average
	Net Proved Reserves			Pro Forma		Reserve-to-	Producing
		% Natural	% Proved	Production		Production	Wells
	Bcfe	Gas	Developed	MMcfe/d	%	Ratio(1)	Gross	Net
						(Years)

South Texas	172.2	98%	87%	32	61%	15	563	424
East Texas	152.5	76%	76%	20	39%	21	727	185

Total	324.7	88%	81%	52	100%	17	1,290	609

(1)	The average reserve-to-production ratio is calculated by dividing estimated pro forma net proved reserves as of December 31, 2010 by average pro forma net production for the year ended December 31, 2010.

Our Hedging Strategy

We expect to adopt a hedging policy designed to reduce the impact to our cash flows from commodity price volatility. Under this policy, we intend to enter into commodity derivative contracts covering approximately 65% to 85% of our estimated production from total proved developed producing reserves over a three-to-five year period at any given point of time. We may, however, from time to time hedge more or less than this approximate range. Memorial Resource will contribute to us at the closing of this offering derivative contracts for the three months ending December 31, 2011 and the years ending December 31, 2012, 2013, 2014, and 2015 covering approximately 77%, 75%, 69%, 14% and 8%, respectively, of our estimated production from our total proved developed producing reserves existing as of December 31, 2010, based on our reserve reports.

Our commodity derivative contracts may consist of natural gas, oil and NGL financial swaps, put options and/or collar contracts and natural gas basis financial swaps. By removing a significant portion of price volatility associated with production, we believe we will mitigate, but not eliminate, the potential negative effects of reductions in commodity prices on our cash flow from operations for those periods. However, our hedging activity may also reduce our ability to benefit from increases in commodity prices. Additionally, we intend to individually identify these non-speculative hedges as “designated hedges” for U.S. federal income tax purposes as we enter into them. For a description of our commodity derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources — Commodity Derivative Contracts.”

Our Principal Business Relationships

We view our relationships with Memorial Resource, Natural Gas Partners and the Funds as significant competitive strengths. We believe these relationships will provide us with potential acquisition opportunities from a portfolio of additional oil and natural gas properties that meet our acquisition criteria, as well as access to personnel with extensive technical expertise and industry relationships.

Our Relationship with Memorial Resource

Following the completion of this offering, Memorial Resource will be our largest unitholder, holding 7,061,294 common units (approximately 44.0% of all outstanding) and 5,360,912 subordinated units (100% of all outstanding), and will own all of the voting interests in our general partner and 50% of the economic interest in our incentive distribution rights. After giving effect to the formation transactions, Memorial Resource had (i) total estimated proved reserves of 1,036 Bcfe at December 31, 2010, primarily located in East Texas, North Louisiana and the Rockies, of which approximately 81% were natural gas, and approximately 34% were classified as proved developed reserves, and (ii) interests in over 398,000 gross (173,000 net) acres of undeveloped properties. We believe that many of these properties are (or after additional capital is invested will become) suitable for us, based on our criteria that suitable properties consist of mature onshore oil and natural gas reservoirs with long-lived, low-decline, predictable production profiles. We also believe the largely contiguous and overlapping nature of Memorial Resource’s and our East Texas acreage, along with joint ownership in specific properties, will provide key operational, logistical and technical benefits derived from our aligned interests and information sharing among personnel, in addition to various economic benefits.

The following table summarizes pro forma information by producing region regarding Memorial Resource’s estimated oil and natural gas reserves as of December 31, 2010 and its average net production for the year ended December 31, 2010.

	Estimated Pro Forma			Average Net		Average
	Net Proved Reserves(1)			Pro Forma		Reserve-to-
		% Natural	% Proved	Production		Production	Producing Wells
	Bcfe	Gas	Developed	MMcfe/d	%	Ratio(2)	Gross	Net
						(Years)

East Texas(3)	760.6	84%	30%	43	64%	48	1,067	306
North Louisiana	224.7	73%	44%	18	27%	35	267	172
Rockies	51.0	67%	41%	6	9%	25	123	85

Total	1,036.3	81%	34%	67	100%	43	1,457	563

(1)	Memorial Resource’s estimated pro forma net proved reserves are (i) based primarily on reserve reports prepared by third-party independent petroleum engineers and (ii) exclusive of our estimated pro forma net proved reserves.

(2)	The average reserve-to-production ratio is calculated by dividing estimated pro forma net proved reserves as of December 31, 2010 by average pro forma net production for the year ended December 31, 2010.

(3)	Includes properties in which we have a joint interest. Memorial Resource’s portions of these properties included 169 Bcfe of reserves as of December 31, 2010 and 20 MMcfe/d of average net pro forma production for the year ended December 31, 2010 associated with properties acquired by WHT in April 2011. Please read “Summary — Our Partnership Structure and Formation Transactions — Background Information Regarding Our Predecessor and the Partnership Properties.”

As a result of its significant ownership interests in us and our general partner, we believe Memorial Resource will be motivated to support the successful execution of our business strategy and will provide us with opportunities to pursue acquisitions that will be accretive to our unitholders. Memorial Resource views our partnership as part of its growth strategy, and we believe that Memorial Resource will be incentivized to contribute or sell additional assets to us and to pursue acquisitions jointly with us in the future. However, Memorial Resource will regularly evaluate acquisitions and dispositions and may elect to acquire or dispose of properties in the future without offering us the opportunity to participate in those transactions. Moreover, after this offering, Memorial Resource will continue to be free to act in a manner that is beneficial to its interests without regard to ours, which may include electing not to present us with future acquisition opportunities. Although we believe Memorial Resource will be incentivized to offer properties to us for purchase, none of

Memorial Resource, the Funds or any of their affiliates will have any obligation to sell or offer properties to us following the consummation of this offering. If Memorial Resource fails to present us with, or successfully competes against us for, acquisition opportunities, then our ability to replace or increase our estimated proved reserves may be impaired, which would adversely affect our cash flow from operations and our ability to make cash distributions to our unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

Memorial Resource will also provide management, administrative, and operations personnel to us and our general partner under an omnibus agreement that it will enter into with us and our general partner at the completion of this offering. Under this agreement, we will utilize Memorial Resource’s staff of 49 engineers and geologists and 106 management and administrative personnel as of November 1, 2011, who collectively have an average of 23 years of experience operating properties in our areas of operations. Please read “Management” for more information about the management of our partnership and our use of Memorial Resource personnel, and “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement” for more information about the omnibus agreement.

Our Relationship with NGP and the Funds

Founded in 1988, NGP is a family of private equity investment funds with aggregate committed capital of over $7 billion, organized to make direct equity investments in the energy industry. NGP is part of the investment platform of NGP Energy Capital Management, one of the leading investment franchises in the natural resources sector with over $9 billion in aggregate committed capital under management. The employees of NGP are experienced energy professionals with substantial expertise in investing in the oil and natural gas business. In connection with NGP’s business, these employees review a large number of potential acquisitions and are involved in decisions relating to the acquisition and disposition of oil and natural gas assets by the various portfolio companies in which NGP owns interests. We believe that our relationship with NGP, and its experience investing in oil and natural gas companies, provides us with a number of benefits, including increased exposure to acquisition opportunities and access to a significant group of transactional and financial professionals who have experience in assisting the companies in which it has invested to meet their financial and strategic growth objectives. Although we may have the opportunity to make acquisitions as a result of our relationship with NGP, NGP has no legal obligation to offer to us (or inform us about) any acquisition opportunities, may decide not to offer any acquisition opportunities to us and is not restricted from competing with us, and we cannot say which, if any, of such potential acquisition opportunities we would choose to pursue.

The Funds, which are three of the private equity funds managed by NGP, collectively own 100% of Memorial Resource. The Funds also will collectively directly own, through non-voting membership interests in our general partner, 50% of the economic interest in our incentive distribution rights. The remaining economic interest in our incentive distribution rights is owned by Memorial Resource. Given this alignment of interests between NGP, the Funds, Memorial Resource and us, we believe we will benefit from the collective expertise of NGP’s employees and their extensive network of industry relationships, and accordingly the access to potential acquisition opportunities that might not otherwise be available to us.

Our Business Strategies

Our primary business objective is to generate stable cash flows, allowing us to make quarterly cash distributions to our unitholders and, over time, to increase those quarterly cash distributions. To achieve our objective, we intend to execute the following business strategies:

•	Maintain and Grow a Stable Production Profile through Accretive Acquisitions and Low-Risk Development. Our development plans will target proved drilling locations that are low cost, present minimal risk, and support a stable production profile. We will seek to acquire proved developed properties with long-lived reserves, low production decline rates and identified and predictable development potential. We believe that our management team’s experience positions us to identify, evaluate, execute, integrate and exploit suitable acquisitions.

•	Strategically Utilize Our Relationship with Memorial Resource, the Funds, and their Respective Affiliates (Including NGP) to Gain Access to and, from Time to Time, Acquire Producing Oil and Natural Gas Properties that Meet Our Acquisition Criteria. We may have the opportunity to acquire producing oil and natural gas properties directly from Memorial Resource, the Funds, or their respective affiliates from time to time in the future. While none of Memorial Resource, the Funds, or any of their respective affiliates is contractually obligated to offer or sell any properties to us, we believe that selling properties to us will enhance Memorial Resource’s and, accordingly, the Funds’ economic returns by monetizing long-lived producing properties while potentially retaining a portion of the resulting cash flow through distributions on Memorial Resource’s (and the Funds’) limited partner and incentive distribution interests in us.

•	Leverage Our Relationships with Memorial Resource, the Funds, and their Respective Affiliates (Including NGP) to Participate in Acquisitions of Third Party Producing Properties and to Increase the Size and Scope of Our Potential Third-Party Acquisition Targets. Memorial Resource was formed in part to acquire and develop oil and natural gas properties, some of which will likely meet our acquisition criteria. In addition, NGP and its affiliates (including the Funds) have long histories of pursuing and consummating oil and natural gas property acquisitions in North America. Through our relationships with Memorial Resource, the Funds, and their respective affiliates (including NGP), we expect that we will have access to their significant pool of management talent and industry relationships, which we believe will provide us a competitive advantage in pursuing potential third-party acquisition opportunities. We may have the opportunity to work jointly with Memorial Resource to pursue certain acquisitions of oil and natural gas properties that may not otherwise be attractive acquisition candidates for any of us individually. For example, we may jointly pursue an acquisition where we would acquire the proved developed portion of the acquired properties and Memorial Resource would acquire the undeveloped portion. We believe this arrangement will give us access to an array of third-party acquisition opportunities that we would not otherwise be in a position to pursue.

•	Exploit Opportunities on Our Current Properties and Manage Our Operating Costs and Capital Expenditures. We intend to pursue low-risk drilling of our proved undeveloped inventory and to perform cost-reducing operational enhancements. Pursuant to the omnibus agreement, Memorial Resource will provide us and our general partner with operating, management, and administrative services, which we believe will provide us with significant technical expertise and experience that will allow us to identify and execute cost-reducing exploitation and operational improvements on both our existing properties and new acquisitions. Memorial Resource’s operational control of substantially all of our proved reserves as well as its own, often adjoining or complementary properties, enables direct influence and implementation of cost reduction initiatives.

•	Reduce Exposure to Commodity Price Risk and Stabilize Cash Flows Through a Disciplined Commodity Hedging Policy. We intend to maintain a portfolio of commodity derivative contracts covering approximately 65% to 85% of our estimated production from total proved developed producing reserves over a three-to-five year period at any given point in time. These commodity derivative contracts may consist of natural gas, oil and NGL financial swaps and collar contracts and natural gas basis financial swaps. Memorial Resource will contribute to us at the closing of this offering derivative contracts for the three months ending December 31, 2011 and the years ending December 31, 2012, 2013, 2014, and 2015 covering approximately 77%, 75%, 69%, 14% and 8%, respectively, of our estimated production from our total proved developed producing reserves existing as of December 31, 2010, based on our reserve reports. We believe these commodity derivative contracts will allow us to mitigate the impact of oil and natural gas price volatility, thereby increasing the predictability of our cash flow.

•	Maintain Reasonable Levels of Indebtedness to Permit us to Opportunistically Finance Acquisitions. We intend to maintain modest levels of indebtedness in relation to our cash flows from operations. We believe our internally generated cash flows and our borrowing capacity under our new revolving credit facility will provide us with the financial flexibility to pursue our acquisition and development strategy in an effective and competitive manner.

Our Competitive Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and achieve our objective of generating and growing cash available for distribution:

•	Our Long-Lived Reserves with Significant Production History and Predictable Production Decline Rates. Our pro forma estimated proved reserves as of December 31, 2010 divided by our pro forma average net production for 2010, which we refer to as our reserve to production index, was 17 years. Based on our forecasted daily production which is reflected in our reserve reports, the average estimated decline rate for our existing proved developed producing reserves is approximately 9% for the twelve months ending December 31, 2011, approximately 9% compounded average annual decline for the subsequent four years and approximately 8% per year thereafter. Our estimated well life is typically more than 20 years, providing a long history of production that enables better predictability of future production decline rates.

•	Our Relationships with Memorial Resource, the Funds, and their Respective Affiliates (Including NGP), which we Believe will Provide us with Access to a Portfolio of Additional Oil and Natural Gas Properties that Meet Our Acquisition Criteria. Memorial Resource was formed in part to own and acquire producing properties and to develop properties into mature, long-lived producing assets. After giving effect to the formation transactions, Memorial Resource had (i) total estimated proved reserves of 1,036 Bcfe at December 31, 2010, primarily located in East Texas, North Louisiana and the Rockies, of which approximately 81% were natural gas, and approximately 34% were classified as proved developed reserves, and (ii) interests in over 398,000 gross (173,000 net) acres of undeveloped properties. Based on Memorial Resource’s intention to develop its properties and Memorial Resource’s significant ownership interests in us, we believe we may be able to acquire additional assets from Memorial Resource, the Funds, or their respective affiliates in the future. None of Memorial Resource, the Funds, or any of their respective affiliates will have any obligation to offer or sell properties to us following the consummation of this offering.

•	Our Management Team’s Extensive Experience in the Acquisition, Development and Integration of Oil and Natural Gas Assets. The members of our management team and Memorial Resource collectively have an average of 23 years of experience in the oil and natural gas industry. John A. Weinzierl, the President, Chief Executive Officer and Chairman of our general partner, has 20 years of oil and natural gas industry experience, a strong commercial and technical background and extensive experience acquiring and managing oil and natural gas properties for NGP.

•	Our Relationship with Memorial Resource, which Provides us with Extensive Technical Expertise in and Familiarity with Developing and Operating Oil and Natural Gas Assets within Our Core Focus Areas. Through the omnibus agreement with Memorial Resource, we have the operational support of a staff of 49 petroleum professionals, many of whom have significant engineering and geoscience expertise in South and/or East Texas, which are our current geographical areas of focus. We believe that this technical expertise differentiates us from, and provides us with a competitive advantage over, many of our competitors. We intend to utilize these resources in maximizing our production and ultimate reserve recovery, which could add substantial value to our assets.

•	Our Relationships with Memorial Resource, the Funds, and their Respective Affiliates (Including NGP), which we Believe will Help us with Access to and in the Evaluation and Execution of Future Acquisitions. We believe that our ability to use the industry relationships and broad expertise of Memorial Resource and NGP in expanding our access to acquisitions and evaluating oil and natural gas assets will expand our opportunities and differentiate us from many of our competitors. Additionally, we expect to have the opportunity to work jointly with Memorial Resource to pursue acquisitions of oil and natural gas properties that we would not otherwise be able to pursue on our own or that may not otherwise be attractive acquisition candidates for any of us individually.

•	Our Diverse Distribution of Reserve Value, with 1,290 Gross (609 Net) Producing Wells as of December 31, 2010, None of which Contains Estimated Proved Reserves in Excess of 2% of Our

Total Estimated Proved Reserves as of December 31, 2010. The value of our pro forma estimated proved reserves, as approximated by the standardized measure, is spread across a wide subset of our producing wells. Our top 10 wells by value represent 11% of our total standardized measure at December 31, 2010. The value of our pro forma estimated proved reserves, as approximated by the standardized measure, is also widely distributed across our producing fields. No producing field in our pro forma estimated proved reserves represents more than 36% of our standardized measure at December 31, 2010.

•	Our Inventory of 345 Proved Low-Risk Infill Drilling, Recompletion and Development Opportunities in Our Core Operational Areas. We have a substantial inventory of low risk, proved undeveloped locations. At December 31, 2010, the Partnership Properties included 60 Bcfe of estimated proved undeveloped reserves, and had 70 proved identified low-risk proved drilling locations and 275 proved recompletion and development opportunities. Based on our current asset portfolio, we intend to spend approximately $9.2 million for capital expenditures for the twelve months ending December 31, 2012 based on our reserve reports, which amount spent annually we believe will also enable us to maintain our targeted average net production from our assets of 49 MMcfe/d through December 31, 2015.

•	Our Competitive Cost of Capital and Financial Flexibility. Unlike our corporate competitors, we do not expect to be subject to federal income taxation at the entity level. We believe that this attribute should provide us with a lower cost of capital compared to many of our competitors, thereby enhancing our ability to compete for future acquisitions, both individually and jointly with Memorial Resource. We also expect that our ability to issue additional common units and other partnership interests in connection with acquisitions will enhance our financial flexibility. Further, we intend to utilize a modest amount of debt to provide flexibility in our capital structure.

Properties

At the closing of this offering, we will own mineral interests and leasehold interests in oil and natural gas producing properties and certain identified producing wells, as well as in certain undeveloped properties and acreage, substantially all of which are located in South Texas and East Texas. The Partnership Properties consist of mature onshore oil and natural gas reservoirs with long-lived, predictable production profiles. Specifically, our properties and wells are located in fields that generally have been producing for a long period of time, typically more than 20 years. Observing the performance of these fields over many years allows for greater understanding of production and reservoir characteristics, making future performance more predictable. In other words, the production and corresponding decline rates attributable to properties of this type, in contrast with more recently drilled properties, can be forecasted with a greater degree of accuracy. We use words such as “mature” to describe our producing properties as having established operating, reservoir and production characteristics. The wells and producing properties included in the Partnership Properties were chosen primarily because we expect that the greater precision in forecasted production attributable to the properties will result in more stable cash flows.

The development and production of oil and natural gas has a number of uncertainties that pose substantial risk, even for mature properties such as our producing properties. However, we view our producing properties as less risky because many of the operational risks associated with oil and natural gas production (for example, drilling a well, whether one will discover hydrocarbons capable of production in paying quantities, and initial production decline rate) tend to occur earlier in the lifecycle of oil and natural gas properties. For a discussion of the risks inherent in oil and natural gas production, please read “Risk Factors — Risks Related to Our Business — Our estimated proved reserves and future production rates are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our estimated reserves.”

The following table shows the pro forma estimated net proved oil and natural gas reserves of the principal fields located in the Partnership Properties, based on our reserve reports. The following table also shows certain unaudited information regarding production and sales of oil and natural gas with respect to such properties. Our six principal fields detailed below represent approximately 71% of our total pro forma estimated net proved reserves as of December 31, 2010 and 73% of our average daily net production for the year ended December 31, 2010. Please read “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in evaluating the material presented below.

					Pro Forma Average Net Production for the
					Year Ended December 31, 2010		Average
	Estimated Net Proved Reserves					% of	Reserve-to-
		% Proved	% Natural	% of		Total	Production
	MMcfe	Developed	Gas	Total	(MMcfe/d)	Production	Ratio

South Texas Fields:
NE Thompsonville	32,312	85%	100%	19%	7	23%	12
Laredo	23,992	63%	98%	14%	5	16%	12
Hubberd	19,166	100%	98%	11%	3	9%	18
East Seven Sisters	17,820	100%	100%	10%	4	12%	13
Other	78,871	88%	97%	46%	13	40%	18

Total South Texas Fields	172,161	87%	98%	100%	32	100%	15
East Texas Fields:
Carthage	117,721	68%	72%	77%	12	60%	28
Joaquin	18,519	100%	99%	12%	7	35%	7
Other	16,296	100%	81%	11%	1	5%	26

Total East Texas Fields	152,536	76%	76%	100%	20	100%	21
All Fields	324,697	81%	88%	100%	52	100%	17

Summary of Oil and Natural Gas Properties and Projects

Substantially all of our estimated proved reserves as of December 31, 2010, and substantially all of our average daily net production for the year ended December 31, 2010, were located in South and East Texas. As of December 31, 2010, we had interests in 1,290 gross (609 net) producing wells across our properties, with an average working interest of 47%, and substantially all of our properties are operated by us or Memorial Resource. Our wells produce natural gas from various formations at depths from approximately 6,000 to 15,000 feet. During the calendar years 2011 and 2012, we plan to drill 7 gross (4 net) wells and perform various recompletion and workover related activities for an estimated cost of $16.1 million net to our interest. Operations on the fields where our properties are located typically result in long-lived reserves, high drilling success rates and predictable declines, often resulting in average reserve-to-production ratios in excess of 20 years. Once drilled and completed, producing wells on these fields generally do not require any material capital expenditures and historically have had minimal operating and maintenance requirements. Our pro forma estimated proved reserves as of December 31, 2010 totaled 325 Bcfe. For the year ended December 31, 2010, our properties produced a net average of 52 MMcfe/d at an average cash production cost of $1.60 per Mcfe (excluding general and administrative expenses). Our properties have a proved developed producing production decline rate of approximately 8% per year over the next ten years and a reserve-to-production ratio of approximately 17 years based on our reserve reports.

South Texas.  Approximately 53% of our estimated proved reserves as of December 31, 2010 and approximately 61% of our pro forma average daily net production for the year ended December 31, 2010 were located in the South Texas region. Our South Texas properties include wells and properties in numerous natural gas weighted fields located in McMullen, Duval, Jim Hogg, Webb and Zapata Counties, Texas, including West Rhode Ranch, Hubberd, East Seven Sisters and NE Thompsonville fields. Our properties in these fields contained 172 Bcfe of estimated net proved reserves as of December 31, 2010 based on our reserve reports. Those properties collectively generated average net production of 32 MMcfe/d for the year ended December 31, 2010.

NE Thompsonville Field.  The NE Thompsonville Field is a natural gas weighted field located in Jim Hogg County, Texas. The key producing lease in the field is the Mars McLean Trust. Since its discovery in 1959, the field has produced approximately 850 Bcfe. Production from the field is primarily from the Wilcox formation at an average depth between approximately 9,600 and 14,500 feet. We operate 35 gross (33 net) producing wells in the NE Thompsonville Field with an average working interest of 93%. As of December 31, 2010, our properties in the field contained 32 Bcfe of estimated net proved reserves and generated average net production of 7 MMcfe/d for the year ended December 31, 2010.

Laredo Field.  The Laredo Field is a natural gas weighted field located in Webb County, Texas. Since its discovery in 1965, the field has produced approximately 254 Bcfe. Production from the field is primarily from the Wilcox Lobo Formation at a depth range between 6,500 and 7,500 feet. We operate 97 gross (65 net) producing wells in the field with an average working interest of 67%. As of December 31, 2010, our properties in the field contained 24 Bcfe of estimated net proved reserves and generated average net production of 5 MMcfe/d for the year ended December 31, 2010.

Hubberd Field.  The Hubberd Field is a natural gas weighted field located in Webb County, Texas. Since its discovery in 1974, the field has produced approximately 85 Bcfe. Production from the field is primarily from the Wilcox Lobo Formation at a depth range between 7,000 and 8,000 feet. We operate 51 gross (50 net) producing wells in the field with an average working interest of 97%. As of December 31, 2010, our properties in the field contained 19 Bcfe of estimated net proved reserves and generated average net production of 3 MMcfe/d for the year ended December 31, 2010.

East Seven Sisters Field.  The East Seven Sisters Field is a natural gas weighted field located in Duval County, Texas. The key producing lease in the field is Arco Humble Fee. Since its discovery in 1981, the field has produced approximately 400 Bcfe. Production from the field is primarily from the Wilcox formation at an average depth between approximately 10,000 and 15,000 feet. We operate 12 gross (10 net) producing wells in the East Seven Sisters Field with an average working interest of 81%. As of December 31, 2010, our properties in the field contained 18 Bcfe of estimated net proved reserves and generated average net production of 4 MMcfe/d for the twelve months ended December 31, 2010.

East Texas.  Approximately 47% of our estimated proved reserves as of December 31, 2010 and approximately 39% of our pro forma average daily net production for the year ended December 31, 2010 were located in the East Texas region. Our East Texas properties include properties in the Joaquin and Carthage fields, adjacent natural gas weighted fields located in Panola and Shelby counties, which collectively contained 153 Bcfe of estimated net proved reserves as of December 31, 2010 based on our reserve reports. Those properties collectively generated average net production of 20 MMcfe/d for the year ended December 31, 2010. The Joaquin and Carthage fields contain substantially the same stratigraphic intervals and each contains multiple production units.

Joaquin Field.  This field was discovered in 1936 and has produced approximately 582 Bcfe through December 31, 2010. Production from the field is primarily from the Travis Peak and Cotton Valley Formations at an average depth between approximately 6,000 and 9,000 feet. The Travis Peak and Cotton Valley Formations consist of multiple stacked sandstone reservoirs. These reservoirs are developed with both vertical and horizontal wells and multiple zone completions. We or Memorial Resource operate 111 gross (96 net) producing wells in the Joaquin Field, with an average working interest of 87%.

Carthage Field.  This field was discovered in 1936 and has produced approximately 13,100 Bcfe through December 31, 2010. Production from the field is primarily from the Cotton Valley Formation at an average depth of approximately 9,000 feet. The Cotton Valley Formation consists of multiple stacked sandstone reservoirs. These reservoirs are developed primarily with vertical wells and multiple zone completions. We or Memorial Resource operate 317 gross (269 net) producing wells in the Carthage Field, with an average working interest of 85%.

Oil and Natural Gas Data and Operations — Properties

Internal Controls

The estimates of proved reserve information for all of the Partnership Properties as of December 31, 2010 included in this prospectus are based on the following: (1) approximately 53% of the estimated proved reserve volumes are based on a reserve report relating to our South Texas properties prepared by the independent petroleum engineers of NSAI; (2) approximately 35% of the estimated proved reserve volumes are based on evaluations relating to certain of our East Texas properties prepared by Memorial Resource’s internal reserve engineers and audited by NSAI; and (3) the remaining approximately 12% of the estimated proved reserve volumes are based on a reserve report relating to certain of our East Texas properties prepared by the independent petroleum engineers of Miller and Lents.

Our proved reserves were estimated at the well or unit level and compiled for reporting purposes by our reservoir engineering staff, NSAI or Miller and Lents. We maintain internal evaluations of our reserves in a secure reserve engineering database. The corporate reservoir engineering staff, NSAI and Miller and Lents interact with our internal petroleum engineers and geoscience professionals in each of our operating areas and with operating, accounting and marketing employees to obtain the necessary data for the reserves estimation process. Following the consummation of this offering, our reservoir engineering staff will be independent from our operating teams. Reserves have been and will be reviewed and approved internally by our senior management on a semi-annual basis. We anticipate that the audit committee of our general partner’s board of directors will conduct a similar review on a semi-annual basis. We expect to have our reserve estimates evaluated by NSAI, Miller and Lents, and/or another independent reserve engineering firm, at least annually.

With regard to the approximately 35% of our estimated proved reserve volumes at December 31, 2010 that were audited by NSAI, NSAI follows the general principles set forth in the standards pertaining to the estimating and auditing of oil and gas reserve information promulgated by the Society of Petroleum Engineers, or SPE. A reserve audit as defined by the SPE is not the same as a financial audit. The SPE’s definition of a reserve audit includes the following concepts:

•	A reserve audit is an examination of reserve information that is conducted for the purpose of expressing an opinion as to whether such reserve information, in the aggregate, is reasonable and has been presented in conformity with generally accepted petroleum engineering and evaluation principles.

•	The estimation of proved reserves is an imprecise science due to the many unknown geologic and reservoir factors that cannot be estimated through sampling techniques. Since reserves are only estimates, they cannot be audited for the purpose of verifying exactness. Instead, reserve information is audited for the purpose of reviewing in sufficient detail the policies, procedures and methods used by a company in estimating its reserves so that the reserve auditors may express an opinion as to whether, in the aggregate, the reserve information furnished by a company is reasonable.

•	The methods and procedures used by a company, and the reserve information furnished by a company, must be reviewed in sufficient detail to permit the reserve auditor, in its professional judgment, to express an opinion as to the reasonableness of the reserve information. The auditing procedures require the reserve auditor to prepare its own estimates of reserve information for the audited properties.

Our internal professional staff works closely with NSAI and Miller and Lents to ensure the integrity, accuracy and timeliness of data that is furnished to them for their reserve estimation process. All of the reserve information maintained in our secure reserve engineering database is provided to the external engineers. In addition, we provide NSAI and Miller and Lents other pertinent data, such as seismic information, geologic maps, well logs, production tests, material balance calculations, well performance data, operating procedures and relevant economic criteria. We make all requested information, as well as our pertinent personnel, available to the external engineers as part of their evaluation of our reserves.

Technology Used to Establish Proved Reserves

Under the SEC rules, proved reserves are those quantities of oil and natural gas that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, and under existing economic conditions, operating methods and government regulations. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

To establish reasonable certainty with respect to our estimated proved reserves, our internal reserve engineers, NSAI, and Miller and Lents, as applicable, employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of our proved reserves include, but are not limited to, electrical logs, radioactivity logs, core analyses, geologic maps and available downhole and production data, seismic data and well test data. Reserves attributable to producing wells with sufficient production history were estimated using appropriate decline curves or other performance relationships. Reserves attributable to producing wells with limited production history and for undeveloped locations were estimated using performance from analogous wells in the surrounding area and geologic data to assess the reservoir continuity. These wells were considered to be analogous based on production performance from the same formation and completion using similar techniques.

Qualifications of Responsible Technical Persons

Internal Engineers.  Doug Redmond is the technical person at Memorial Resource primarily responsible for overseeing the preparation of the reserve estimates for approximately 53% of our estimated proved reserves relating to our properties in South Texas and is also responsible for liaison with and oversight of our third-party reserve engineers, NSAI, that prepared the reserve report for those properties. Mr. Redmond has over 20 years of industry experience. In 2006, Mr. Redmond joined BlueStone as Vice President of Engineering. Prior to BlueStone, Mr. Redmond worked at Lynx Technologies from 2000-2006 to direct product development of their internet based well surveillance technology. From 1991 to 2000, Mr. Redmond worked in reservoir, supply and district engineering roles for Shell Western E&P, Delhi and Oryx Energy / Kerr McGee. He holds a Bachelor of Science degree in Petroleum Engineering from the University of Tulsa.

Jay Graham is the technical person at Memorial Resource primarily responsible for overseeing the preparation of the reserve estimates for approximately 35% of our estimated proved reserves relating to our properties in East Texas and is also responsible for liaison with and oversight of our third-party reserve engineers, NSAI, that audited those reserve estimates. Mr. Graham has over 18 years of industry experience. Prior to co-founding WildHorse Resources, LLC in 2007, Mr. Graham worked at Anadarko Petroleum Corporation, an independent exploration and production company, from 2004 to 2006, where he last served as an area manager for the Carthage Field in East Texas. From 2000 to 2004, Mr. Graham worked at Devon Energy Corporation, an independent exploration and production company, and its predecessors. From 1997 to 2000, Mr. Graham worked at Huddleston & Co., Inc., an engineering consulting firm. From 1993 to 1997, Mr. Graham worked at Halliburton Company, an oilfield services company. He holds a Bachelor of Science degree in Petroleum Engineering from Texas A&M University.

Don Gann is the technical person at Memorial Resource primarily responsible for overseeing the preparation of the reserve estimates for approximately 12% of our proved reserves relating to our properties located in East Texas and is also responsible for liaison with and oversight of our third-party reserve engineers, Miller and Lents, that prepared the reserve report for those properties. Mr. Gann has over 27 years of industry experience. Mr. Gann co-founded Classic Hydrocarbons Holdings, L.P. in 2006 and serves as its Chief Operating Officer. In 1998, Mr. Gann was a founding partner in Encore Acquisition Company, an independent exploration and production company, where he worked until 2006. During his 10 years at Encore

Acquisition Company, he served in a number of engineering and management capacities including Production Manager, Vice President — Production, and Sr. Vice President — Operations. From 1984 to 1998, Mr. Gann worked at Mitchell Energy Company. He holds a Bachelor of Science degree in Petroleum Engineering from the University of Texas and is a Registered Professional Engineer.

Netherland, Sewell & Associates, Inc.  NSAI is an independent oil and natural gas consulting firm. No director, officer, or key employee of NSAI has any financial ownership in us, Memorial Resource, the Funds, or any of their respective affiliates. NSAI’s compensation for the required investigations and preparation of its report is not contingent upon the results obtained and reported. NSAI has not performed other work for us, Memorial Resource, the Funds, or any of their respective affiliates that would affect its objectivity.

The estimates of proved reserves at December 31, 2010 presented in the NSAI report, and the engineering audit presented in the NSAI report relating to the estimates of proved reserves at December 31, 2010 made by our internal reservoir engineers, were overseen by Mr. Philip S. (Scott) Frost, Mr. Justin S. Hamilton, Mr. David E. Nice, and Mr. Richard (Rick) B. Talley.

Mr. Frost has been practicing consulting petroleum engineering at NSAI since 1984. Mr. Frost is a Registered Professional Engineer in the State of Texas and has over 30 years of practical experience in petroleum engineering, with over 30 years experience in the estimation and evaluation of reserves. He graduated from Vanderbilt University in 1979 with a Bachelor of Engineering in Mechanical Engineering and from Tulane University in 1984 with a Master of Business Administration Degree.

Mr. Hamilton has been practicing consulting petroleum engineering at NSAI since 2004. Mr. Hamilton is a Registered Professional Engineer in the State of Texas and has over 10 years of practical experience in petroleum engineering, with over 10 years experience in the estimation and evaluation of reserves. He graduated from Brigham Young University in 2000 with a Bachelor of Science Degree in Mechanical Engineering and from the University of Texas in 2007 with a Master of Business Administration Degree.

Mr. Nice has been practicing consulting petroleum geology at NSAI since 1998. Mr. Nice is a Certified Petroleum Geologist and Geophysicist in the State of Texas and has over 26 years of practical experience in petroleum geosciences, with over 13 years experience in the estimation and evaluation of reserves. He graduated from University of Wyoming in 1982 with a Bachelor of Science Degree in Geology and in 1985 with a Master of Science Degree in Geology.

Mr. Talley has been practicing consulting petroleum engineering at NSAI since 2004. Mr. Talley is a Registered Professional Engineer in the State of Texas and has over 13 years of practical experience in petroleum engineering, with over seven years experience in the estimation and evaluation of reserves. He graduated from University of Oklahoma in 1998 with a Bachelor of Science Degree in Mechanical Engineering and from Tulane University in 2001 with a Master of Business Administration Degree.

Miller and Lents, Ltd.  Miller and Lents is an independent oil and natural gas consulting firm. No director, officer, or key employee of Miller and Lents has any financial ownership in us, Memorial Resource, the Funds, or any of their respective affiliates. Miller and Lents’ compensation for the required investigations and preparation of its report is not contingent upon the results obtained and reported. Miller and Lents has not performed other work for us, Memorial Resource, the Funds, or any of their respective affiliates that would affect its objectivity.

The estimates of proved reserves at December 31, 2010 presented in the Miller and Lents report was overseen by Mr. Carl D. Richard. Mr. Richard is an experienced reservoir engineer having been a practicing petroleum engineer since 1984. He has more than 25 years of experience in reserves evaluation. He holds a Bachelor of Science degree in Petroleum Engineering.

Estimated Proved Reserves

The following table presents the estimated net proved oil and natural gas reserves attributable to the Partnership Properties and the standardized measure amounts associated with the estimated proved reserves attributable to the Partnership Properties as of December 31, 2010, based on our reserve reports. The standardized measure amounts shown in the table are not intended to represent the current market value of our estimated oil and natural gas reserves.

Partnership
Properties as of
December 31, 2010

Estimated Proved Reserves
Oil (MBbls)	2,002
NGLs (MBbls)	4,502
Natural gas (MMcf)	285,676

Total (MMcfe)(1)	324,697
Proved developed (MMcfe)	264,572
Proved undeveloped (MMcfe)	60,125
Proved developed reserves as a percentage of total proved reserves	81%
Standardized measure (in millions)(2)(3)	$359.2
Oil and Natural Gas Prices(4)
Oil — WTI Posting (Plains) per Bbl	$75.96
Natural gas — NYMEX-Henry Hub per MMBtu	$4.38

(1)	Determined using a ratio of six Mcf of natural gas to one Bbl of oil, condensate or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

(2)	Standardized measure is the present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC without giving effect to non-property related expenses, such as general and administrative expenses, interest and income tax expenses, or to depreciation, depletion and amortization. The future cash flows are discounted using an annual discount rate of 10%. Because we are a limited partnership, we are generally not subject to federal income taxes and thus make no provision for federal income taxes in the calculation of our standardized measure. Standardized measure does not give effect to derivative transactions. We expect to hedge a substantial portion of our future estimated production from total proved producing reserves. For a description of our expected commodity derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources — Commodity Derivative Contracts.”

(3)	Because we are subject to Texas margin tax, standardized measure was negatively impacted by $5.0 million.

(4)	Our estimated net proved reserves and related standardized measure were determined using index prices for oil and natural gas, without giving effect to derivative contracts, held constant throughout the life of the properties. These prices were adjusted by lease for quality, transportation fees, geographical differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead.

The data in the table above represents estimates only. Oil and natural gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil and natural gas that are ultimately recovered. For a discussion of risks associated with internal reserve estimates, please read “Risk Factors — Risks Related to Our Business — Our estimated proved reserves and future production rates are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our estimated reserves.”

Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The standardized measure amounts shown above should not be construed as the current market value of our estimated oil and natural gas reserves. The 10% discount factor used to calculate standardized measure, which is required by Financial Accounting Standard Board pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

Development of Proved Undeveloped Reserves

As required by SEC rules on reserves disclosure, none of our proved undeveloped reserves booked at December 31, 2010 are scheduled to be developed on a date more than five years from the date the reserves were initially booked as proved undeveloped. Historically, Memorial Resource’s drilling and development programs were substantially funded from its cash flow from operations. Our expectation is to continue to fund our drilling and development programs, with respect to maintenance capital expenditures, primarily from our cash flow from operations, and to fund growth capital expenditures with external capital. Based on our current expectations of our cash flows and available external capital (including our new revolving credit facility), as well as our drilling and development programs, which includes drilling of proved undeveloped locations, we believe that we can fund the drilling of our current inventory of proved undeveloped locations and our expansions in the next five years from our cash flow from operations and, if needed, our new revolving credit facility. For a more detailed discussion of our pro forma liquidity position, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Liquidity and Capital Resources.”

Our predecessor recorded an increase of 15.6 Bcfe to the proved undeveloped reserve category during the year ending December 31, 2010. Noteworthy additions include 9.0 Bcfe from acquisition related activity, 2.7 Bcfe from reserve reassessments and 2.3 Bcfe due to year over year commodity price increases. Proved undeveloped reserves dropped as a percentage of total reserves from 21.4% for the year ending December 31, 2009 to 18.6% for the year ending December 31, 2010.

Production, Revenues and Price History

The following table sets forth information regarding combined net production of oil and natural gas and certain price and cost information (i) of our predecessor on a historical basis and (ii) of us on a pro forma basis for each of the periods presented:

				Memorial Production Partners LP
	Our Predecessor			Pro Forma
				Year Ended	Nine Months
	Year Ended December 31,			December 31,	Ended September 30,
	2008	2009	2010	2010	2011

Production and operating data:
Net production volumes:
Oil (MBbls)	59	61	45	107	73
NGLs (MBbls)	37	33	34	272	164
Natural gas (MMcf)	4,719	5,282	7,314	16,713	11,873

Total (MMcfe)	5,295	5,847	7,792	18,985	13,299
Average net production (MMcfe/d)	15	16	21	52	49
Average sales price:(1)
Oil (per Bbl)	$100.58	$58.01	$75.81	$74.35	$89.82
NGLs (per Bbl)	$41.65	$27.61	$41.02	$37.41	$49.05
Natural gas (per Mcf)	$8.87	$3.80	$4.44	$4.17	$4.28
Average price per Mcfe	$9.31	$4.20	$4.79	$4.62	$4.92
Average unit costs per Mcfe:
Lease operating expenses	$1.67	$1.92	$1.79	$1.21	$1.46
Production taxes	$0.59	$0.25	$0.27	$0.39	$0.37
General and administrative expenses	$0.72	$0.82	$0.78	$0.31	$0.42
Depreciation, depletion and amortization	$2.33	$2.60	$2.58	$1.83	$1.61

(1)	Prices do not include the effects of derivative cash settlements.

Present Drilling and Other Exploratory and Development Activities

Drilling Activities.  As of September 30, 2011, our predecessor was in the process of completing two wells on the Partnership Properties.

Other Exploratory and Development Activities.  As of September 30, 2011, our predecessor did not have any exploratory activities in progress on the Partnership Properties.

Predecessor Drilling and Other Exploratory and Development Activities

For more information about our predecessor’s historical exploratory and development activities, please read “— Oil and Natural Gas Data and Operations — Our Predecessor — Drilling Activities.” Our predecessor’s historical exploratory and development activities should not be considered indicative of the future performance of our program.

Productive Wells

The following table sets forth information at December 31, 2010 relating to the productive wells in which our predecessor owned a working interest as of that date. Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we own an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Oil		Natural Gas
	Gross	Net	Gross	Net

Operated	4	3	542	422
Non-operated	—	—	36	2

Total	4	3	578	424

Developed Acreage

The following table sets forth information as of December 31, 2010 relating to our pro forma leasehold acreage. Acreage related to royalty, overriding royalty and other similar interests is excluded from this summary. As of December 31, 2010, all of our pro forma leasehold acreage was held by production.

	Developed
	Acreage(1)
	Gross(2)	Net(3)

South Texas(4)	82,400	72,744
East Texas	50,909	40,084

Total	133,309	112,828

(1)	Developed acres are acres spaced or assigned to productive wells or wells capable of production.

(2)	A gross acre is an acre in which we own a working interest. The number of gross acres is the total number of acres in which we own a working interest.

(3)	A net acre is deemed to exist when the sum of our fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

(4)	The South Texas developed acreage, which is all held by production, includes acreage subject to infill drilling. The infill acreage allows for additional drilling that equates to 1,800 gross and 1,470 net acres, respectfully, which is included in the following Undeveloped Acreage table.

Undeveloped Acreage

The following table sets forth information as of December 31, 2010 relating to our pro forma undeveloped leasehold acreage.

	Undeveloped Acreage(1)
	Gross(2)	Net(3)

South Texas(4)	1,800	1,470
East Texas	12,574	4,676

Total	14,374	6,146

(1)	Undeveloped acres are acres spaced or assigned to proved undeveloped reserve locations.

(2)	A gross acre is an acre in which we own a working interest. The number of gross acres is the total number of acres in which we own a working interest.

(3)	A net acre is deemed to exist when the sum of our fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

(4)	The South Texas undeveloped acreage, which is all held by production, consists entirely of infill drilling locations. These locations are associated with existing proved developed acreage. Thus, the acreage included in this table is also included in the preceding Developed Acreage table.

Delivery Commitments

We will have no delivery commitments with respect to our production upon the closing of this offering and the contribution of the Properties to us.

Oil and Natural Gas Data and Operations — Our Predecessor

Drilling Activities

The following table sets forth information with respect to wells drilled and completed by our predecessor during the periods indicated. The information should not be considered indicative of future performance, nor should a correlation be assumed between the number of productive wells drilled, quantities of reserves found or economic value.

	Year Ended December 31,
	2008		2009		2010
	Gross	Net	Gross	Net	Gross	Net

Development wells:
Productive	17.0	13.5	4.0	3.7	3.0	2.7
Dry	4.0	2.5	1.0	0.9	—	—
Exploratory wells:
Productive	—	—	—	—	—	—
Dry	—	—	—	—	—	—
Total wells:
Productive	17.0	13.5	4.0	3.7	3.0	2.7
Dry	4.0	2.5	1.0	0.9	—	—

Total	21.0	16.0	5.0	4.6	3.0	2.7

From January 1, 2011 through October 31, 2011, our predecessor successfully drilled four proved undeveloped wells, completed two proved undeveloped wells and completed two proved developed non-producing wells. The two remaining drilled proved undeveloped wells are both waiting on completions.

Operations

General

After the completion of this offering we will operate 65% of the wells and properties containing our proved reserves, and Memorial Resource will operate substantially all of the other wells and properties containing our proved reserves. We will design and manage the development, recompletion and/or workover operations, and supervise other operation and maintenance activities, for all of the wells we operate. We will not own the drilling rigs or other oil field services equipment used for drilling or maintaining wells on our properties. Independent contractors will provide the equipment and personnel associated with these activities. Pursuant to the omnibus agreement, Memorial Resource will provide management, administrative and operating services to our general partner and us to manage and operate our business. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement” for more information about the omnibus agreement.

Oil and Natural Gas Leases

The typical oil and natural gas lease agreement covering our properties provides for the payment of royalties to the mineral owner for all oil and natural gas produced from any well drilled on the lease premises. The lessor royalties and other leasehold burdens on the Partnership Properties range from 0% to 59%, or 19% on average, resulting in a net revenue interest to us ranging from 41% to 100%. Most of our leases are held by production and do not require lease rental payments.

Marketing and Major Customers

The production sales agreements covering our properties contain customary terms and conditions for the oil and natural gas industry and provide for sales based on prevailing market prices. A majority of those agreements have terms that renew on a month-to-month basis until either party gives advance written notice of non-renewal.

For the year ended December 31, 2010, purchases by Enterprise Texas Pipeline, LLC, Dominion Gas Ventures, LP, and ConocoPhillips, accounted for approximately 31%, 25% and 11%, respectively, of our predecessor’s total sales revenues. Enterprise Texas Pipeline, Dominion Gas Ventures, and ConocoPhillips purchase the oil production from our predecessor pursuant to existing marketing agreements with terms that are currently on “evergreen” status and renew on a month-to-month basis until either party gives 30-day advance written notice of non-renewal.

If we were to lose any one of our customers, the loss could temporarily delay production and sale of our oil and natural gas in the related producing region. If we were to lose any single customer, we believe we could identify a substitute customer to purchase the impacted production volumes. However, if one or more of our larger customers ceased purchasing oil or natural gas altogether, the loss of such could have a detrimental effect on our production volumes in general and on our ability to find substitute customers to purchase our production volumes.

Competition

We operate in a highly competitive environment for acquiring properties and securing qualified personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. As a result, our competitors may be able to pay more for productive oil and natural gas properties and exploratory prospects, as well as evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional properties and to find and develop reserves will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry.

We are also affected by competition for drilling rigs, completion rigs, workover rigs, completion services and the availability of related equipment. In recent years, the United States onshore oil and natural gas industry has experienced shortages of drilling and completion rigs, equipment, pipe and personnel, which have delayed development drilling and other exploitation activities and caused significant increases in the prices for this equipment and personnel. We are unable to predict when, or if, such shortages may occur or how they would affect our development and exploitation programs.

In addition, Memorial Resource and the Funds and their respective affiliates (including NGP and its affiliates’ portfolio investments) are not restricted from competing with us and such entities could be competing producers in all of our operating areas, as well as competitors for acquisition opportunities. Please read “— Our Principal Business Relationships” and “Certain Relationships and Related Party Transactions” and “Risk Factors — Risks Inherent in an Investment in Us — Memorial Resource, the Funds and other affiliates of our general partner will not be limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses.”

Title to Properties

Memorial Resource has previously performed title reviews on significant leases included in the Partnership Properties and, depending on the materiality of properties, obtained a title opinion or reviewed previously obtained title opinions. As a result, title examinations have been obtained on a significant portion of our properties.

We believe that we have satisfactory title to all of our material assets. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with the acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry, we believe that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from our interest in these properties or materially interfere with our use of these properties in the operation of our business. In addition, we believe that we have obtained sufficient rights-of-way grants and permits from public authorities and private parties for us to operate our business in all material respects as described in this prospectus.

Seasonal Nature of Business

Generally, but not always, the demand for natural gas decreases during the summer months and increases during the winter months, resulting in seasonal fluctuations in the price we receive for our natural gas production. Seasonal anomalies such as mild winters or hot summers sometimes lessen this fluctuation.

Hydraulic Fracturing

Hydraulic fracturing has been a part of the completion process for substantially all wells on our producing properties, and substantially all of our properties are economically dependent on our ability to hydraulically fracture the producing formations. We are currently conducting hydraulic fracturing activity in our South and East Texas holdings. All of our leasehold acreage is currently held by production from existing wells. Therefore, fracturing is not currently required to maintain this acreage but it will be required in the future to economically develop the proved non-producing and proved undeveloped reserves associated with this acreage. We will utilize hydraulic fracturing operations on nearly all of our proved non-producing and proved undeveloped reserves, or 19% of our total estimated proved reserves as of December 31, 2010. Of our $9.2 million of estimated maintenance capital expenditures for the twelve months ending December 31, 2012, approximately $3.7 million is expected to be attributable to hydraulic fracturing.

Almost all of our hydraulic fracturing operations are conducted on vertical wells, which comprise 98% of our proved non-producing and proved undeveloped drilling, recompletion or development opportunities. The fracture treatments on these wells are much smaller and utilize much less water than what is typically used on most of the horizontal wells that are being drilled throughout the United States. For example, a typical hydraulic fracture stimulation on one of our horizontal drill wells is pumped in multiple stages, utilizing a total of 1.5 million gallons of non-potable water and 1.6 million pounds of sand or proppant. In comparison, a hydraulic fracture stimulation on one of our new vertical drill wells in South Texas would be pumped utilizing a total of 70,000 gallons of water and 150,000 pounds of sand or proppant. Hydraulic fracture stimulations for the recompletions of our existing wells would be pumped utilizing 30,000 and 200,000 gallons of non-potable water and 50,000 and 250,000 pounds of sand or proppant in our South and East Texas properties, respectively.

We follow applicable industry standard practices and legal requirements for groundwater protection in our operating areas, subject to close supervision by state and federal regulators, which conduct inspections during operations that include hydraulic fracturing. These protective measures include setting surface casing at a depth sufficient to protect fresh water zones as determined by regulatory agencies, and cementing the well to create a permanent isolating barrier between the casing pipe and surrounding geological formations. This aspect of well design essentially eliminates a pathway for the fracturing fluid to contact any aquifers during the hydraulic fracturing operations. For recompletions of existing wells, the production casing is pressure tested to ensure mechanical well integrity prior to perforating the new completion interval.

Injection rates and pressures are monitored instantaneously and in real time at the surface during our hydraulic fracturing operations. Hydraulic fracturing operations would be shut down immediately if an abrupt change occurred to the pressures.

Regulations applicable to our operating areas do not currently require, and we do not currently evaluate, the environmental impact of typical additives used in fracturing fluid. We note, however, that approximately 99% of the hydraulic fracturing fluids we use are made up of water and sand.

We attempt to minimize the use of water in our hydraulic fracturing operations and dispose of it in a way that minimizes the impact to nearby surface and ground water by disposing excess water and water that is produced back from the wells into approved disposal or injection wells. We currently do not discharge water to the surface and we intend to investigate the possibility of utilizing water that is produced from wells for use in hydraulic fracturing.

For information regarding existing and proposed governmental regulations regarding hydraulic fracturing and related environmental matters, please read “Business and Properties — Environmental Matters and Regulation — Hydraulic Fracturing Regulation.” For related risks to our unitholders, please read “Risk Factors — Risks Related to Our Business — Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays, and adversely affect our production” and  “Risk Factors — Risks Related to Our Business — Recently proposed rules regulating air emissions from oil and natural gas operations could cause us to incur increased capital expenditures and operating costs.”

  Insurance

In accordance with customary industry practice, we expect to maintain insurance against many potential operational risks and losses that would be covered by the following policies:

•	Commercial general liability;

•	Primary Umbrella / Excess Liability;

•	Workers’ compensation and Employer’s Liability;

•	Control of Well; and

•	Automobile Liability.

We maintain insurance coverage against potential losses that we believe is customary in the industry. We currently maintain commercial general liability insurance and umbrella / excess liability insurance with limits of $1 million and $25 million per occurrence, respectively, and $2 million and $25 million in the aggregate, respectively. There is no deductible for our commercial general liability insurance or our umbrella / excess liability insurance. Our general liability insurance covers us for, among other things, legal and contractual liabilities arising out of third party property damage and bodily injury, for sudden or accidental pollution liability. Our umbrella / excess liability insurance is in addition to our general liability policy and triggered if the general liability insurance policy limits are exceeded. In addition, we maintain control of well insurance with per occurrence limits ranging from $10 million to $20 million and retentions ranging from $100,000 to $250,000. Our control of well policy insures us for blowout risks associated with drilling, completing and operating our wells, including above ground pollution. In addition, we maintain auto liability insurance with limits of $1 million per occurrence. There is no deductible for auto liability insurance.

We do not currently have any insurance policies in effect that are intended to provide coverage for losses solely related to our hydraulic fracturing operations. However, we believe our general liability and excess liability insurance policies would cover third-party claims for property damage and bodily injury related to our hydraulic fracturing operations in accordance with, and subject to, the terms of such policies. These policies may not cover fines, penalties or costs and expenses related to government-mandated clean up of pollution. In addition, these policies do not provide coverage for all liabilities, and we cannot assure you that the insurance coverage will be adequate to cover claims that may arise, or that we will be able to maintain adequate insurance at rates we consider reasonable. A loss not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows.

We enter into master services agreements, or MSAs, with various fracturing service providers. These MSAs allocate potential liabilities and risks between the parties. Under certain MSAs, we indemnify the hydraulic fracturing service providers for pollution and contamination of any kind, damages to or losses from wells or underground formations and damages to property, including pipelines, storage or production facilities. Under other MSAs, the service providers indemnify us for pollution or contamination that originates above the surface and is caused by the service provider’s equipment or services, unless such pollution or contamination is caused by our negligence or willful misconduct, and we indemnify the service providers for all other pollution or contamination that may occur during operations (including that which may result from seepage or any other uncontrolled flow of oil, natural gas or other fluids from the well), unless such pollution or contamination is caused by the service provider’s gross negligence or willful misconduct. Generally, we also agree to indemnify the service providers against claims arising from our employees’ personal injury or death to the extent that our employees are injured by such hydraulic fracturing operations, unless resulting from the service provider’s gross negligence or willful misconduct. Similarly, the service providers agree to indemnify us for liabilities arising from personal injury to or death of any of their employees, unless resulting from our gross negligence or willful misconduct. In addition, the service providers generally agree to indemnify us for loss or destruction of property or equipment that they own, unless resulting from our gross negligence or willful misconduct. In turn, we agree to indemnify the service providers for loss or destruction of property or equipment we own, unless resulting from the service provider’s gross negligence or willful misconduct.

Despite the general allocation of risk discussed above, we may not succeed in enforcing such contractual allocations, which could incur an unforeseen liability falling outside the scope of such allocation or may be required to enter into a MSA with terms that vary from the above allocations of risk. As a result, we may incur substantial losses that could materially and adversely affect our financial position, results of operations and cash flows.

Environmental Matters and Regulation

General

Our operations are subject to stringent and complex federal, state and local laws and regulations governing environmental protection as well as the discharge of materials into the environment. These laws and regulations may, among other things (i) require the acquisition of permits to conduct exploration, drilling and production operations; (ii) restrict the types, quantities and concentration of various substances that can be released into the environment or injected into formations in connection with oil and natural gas drilling and production activities; (iii) limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; (iv) require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells; and (v) impose substantial liabilities for pollution resulting from drilling and production operations. Any failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of corrective or remedial obligations, and the issuance of orders enjoining performance of some or all of our operations.

These laws and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and natural gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, the Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for the oil and natural gas industry could have a significant impact on our operating costs.

The clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly waste handling, storage transport, disposal, or remediation requirements could have a material adverse effect on our financial position and results of operations. We may be unable to pass on such increased compliance costs to our customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. While we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with existing requirements will not materially affect us, there is no assurance that this trend will continue in the future.

The following is a summary of the more significant existing and proposed environmental, health and safety laws and regulations to which our business operations are or may be subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Hazardous Substances and Waste

The Resource Conservation and Recovery Act, as amended, or RCRA, and comparable state statutes and their implementing regulations, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the U.S. Environmental Protection Agency, or EPA, most states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Federal and state regulatory agencies can seek to impose administrative, civil and criminal penalties for alleged non-compliance with RCRA and analogous state requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of oil or natural gas, if properly handled, are exempt from regulation as hazardous waste under Subtitle C of RCRA. These wastes, instead, are regulated under RCRA’s less stringent solid waste provisions, state laws or other federal laws. However, it is possible that certain oil and natural gas exploration, development and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. In particular, the materials used in hydraulic fracturing, as well as its byproducts, could be classified as hazardous wastes. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position.

The Comprehensive Environmental Response, Compensation and Liability Act, as amended, or CERCLA, also known as the “Superfund” law, and comparable state laws impose strict and joint and several liability, without regard to fault or legality of the original conduct, on classes of persons considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current owner or operator of the site where the release occurred, prior owners or operators that owned or operated the site at the time of the release or disposal of hazardous substances and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA and comparable state statutes, such persons deemed “responsible parties” may be subject to joint and several, strict liability for removing or remediating previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination), for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate materials in the course of our operations that may be regulated as hazardous substances. Despite the “petroleum exclusion” of Section 101(14) of CERCLA, which currently encompasses natural gas, we may nonetheless handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of our ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment. In addition, we may have liability for releases of hazardous substances at our properties by prior owners or operators or other third parties.

The Oil Pollution Act of 1990 (the “OPA”) is the primary federal law imposing oil spill liability. The OPA contains numerous requirements relating to the prevention of and response to petroleum releases into waters of the United States, including the requirement that operators of offshore facilities and certain onshore facilities near or crossing waterways must maintain certain significant levels of financial assurance to cover potential environmental cleanup and restoration costs. Under the OPA, strict, joint and several liability may be imposed on “responsible parties” for all containment and cleanup costs and certain other damages arising from a release, including, but not limited to, the costs of responding to a release of oil to surface waters and natural resource damages, resulting from oil spills into or upon navigable waters, adjoining shorelines or in the exclusive economic zone of the United States. A “responsible party” includes the owner or operator of an onshore facility. The OPA establishes a liability limit for onshore facilities of $350 million. These liability limits may not apply if: a spill is caused by a party’s gross negligence or willful misconduct; the spill resulted from violation of a federal safety, construction or operating regulation; or a party fails to report a spill or to cooperate fully in a clean-up.

We currently own, lease, or operate numerous properties that have been used for oil and natural gas exploration, production and processing for many years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or hydrocarbons may have been released on, under or from the properties owned or leased by us, or on, under or from other locations, including off-site locations, where such substances have been taken for disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or hydrocarbons was not under our control. These properties and the substances disposed or released on, under or from them may be subject to CERCLA, RCRA, OPA and analogous state and local laws. Under such laws, we could be required to undertake response or corrective measures, which could include removal of previously disposed substances and wastes, cleanup of contaminated property or performance of remedial plugging or pit closure operations to prevent future contamination.

Water Discharges

The Federal Water Pollution Control Act, as amended, also known as the Clean Water Act, the State Drinking Water Act, the OPA and analogous state laws, impose restrictions and strict controls with respect to the unauthorized discharge of pollutants, including oil and hazardous substances, into navigable waters of the United States, as well as state waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. These laws and regulations also prohibit certain activity in wetlands unless authorized by a permit issued by the U.S. Army Corps of Engineers. The EPA has also adopted regulations requiring certain oil and natural gas exploration and production facilities to obtain individual permits or coverage under general permits for storm water discharges. Costs may be associated with the treatment of wastewater or developing and implementing storm water pollution prevention plans, as well as for monitoring and sampling the storm water runoff from certain of our facilities. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. The underground injection of fluids is subject to permitting and other requirements under state laws and regulation. Obtaining permits has the potential to delay the development of natural gas and oil projects. These same regulatory programs also limit the total volume of water that can be discharged, hence limiting the rate of development, and require us to incur compliance costs. These laws and any implementing regulations provide for administrative, civil and criminal penalties for any unauthorized discharges of oil and other substances in reportable quantities and may impose substantial potential liability for the costs of removal, remediation and damages. Pursuant to these laws and regulations, we may be required to obtain and maintain approvals or permits for the discharge of wastewater or storm water and the underground injection of fluids and are required to develop and implement spill prevention, control and countermeasure plans, also referred to as “SPCC plans,” in connection with on-site storage of significant quantities of oil. We maintain all required discharge permits necessary to conduct our operations, and we believe we are in substantial compliance with their terms.

Hydraulic Fracturing Regulation.  It is customary to recover natural gas from deep shale formations through the use of hydraulic fracturing, combined with sophisticated horizontal drilling. Hydraulic fracturing involves the injection of water, sand and chemical additives under pressure into rock formations to stimulate natural gas production. Due to public concerns raised regarding the potential impacts of hydraulic fracturing on groundwater quality, legislative and regulatory efforts at the federal level and in some states have been initiated to require or make more stringent the permitting and compliance requirements for hydraulic fracturing operations. Congress continues to consider legislation to amend the Safe Drinking Water Act, or the SDWA, to repeal the exemption for hydraulic fracturing from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process. Disclosure of chemicals used in the hydraulic fracturing process could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. Members of Congress have called upon the U.S. Government Accountability Office to investigate how hydraulic fracturing might adversely affect water resources. The EPA recently asserted federal regulatory authority over hydraulic fracturing involving diesel additives under the federal SDWA’s Underground Injection Control (“UIC”) Program by posting a new requirement on its website that requires facilities to obtain permits to use diesel fuel in hydraulic fracturing operations. The U.S. Energy Policy Act of 2005, which exempts hydraulic fracturing from regulation under the SDWA, prohibits the use of diesel fuel in the fracturing process without a UIC permit. Although the EPA has yet to take any action to enforce or implement this newly asserted regulatory authority, industry groups have filed suit challenging the EPA’s recent decisions as a “final agency action” and, thus, violative of the notice-and-comment rulemaking procedures of the Administrative Procedures Act. At the same time, the EPA has commenced a multi-year study of the potential environmental impacts of hydraulic fracturing activities, the results of which are anticipated to be available by late 2012. Several states have also proposed or adopted legislative or regulatory restrictions on hydraulic fracturing, including states in which we operate. For example, Texas passed a law in June 2011 requiring its Railroad Commission, or RRC, to establish a disclosure process for hydraulic fracturing fluids. On August 29, 2011, the RRC proposed regulations that describe the disclosure process. In addition, at least three local governments in Texas have imposed temporary moratoria on drilling permits within city limits so that local ordinances may be reviewed to assess their adequacy to address such activities. Furthermore, on August 23, 2011, the EPA published a proposed rule establishing several new emissions standards to reduce VOC and sulfur dioxide emissions from several types of processes and equipment used in the oil and gas industry, including a 95 percent reduction in VOCs emitted during the construction or modification of hydraulically fractured wells. Adoption of these or any new laws or regulations placing significant restrictions on hydraulic fracturing activities could impose operational delays, increased operating costs and additional regulatory burdens on our exploration and production activities, which could make it more difficult to perform hydraulic fracturing and increase our costs of compliance and doing business.

Air Emissions

The federal Clean Air Act, as amended, and comparable state laws, regulate emissions of various air pollutants through air emissions standards, construction and operating permitting programs and the imposition of other compliance requirements. The EPA has developed, and continues to develop, stringent regulations governing emissions of air pollutants at specified sources. In particular, on August 23, 2011, pursuant to a court-ordered consent decree, the EPA published a proposed rule establishing new emissions standards to reduce VOC and sulfur dioxide emissions from several types of processes and equipment used in the oil and gas industry, including a 95 percent reduction in VOCs emitted during construction or modification of hydraulically fractured wells. The consent decree requires the EPA to take final action by April 3, 2012, following a public comment period, which is presently underway. These proposed standards, should they be adopted, as well as any future laws and their implementary regulations may require us to obtain pre-approval for the expansion or modification of existing facilities or the construction of new facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions. The need to obtain permits has the potential to delay the development of oil and natural gas projects. These laws and regulations also may increase the costs of compliance for some facilities we own or operate, and federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal Clean Air Act and associated state laws and regulations. Although we may be required to incur certain capital expenditures in the next few years for air pollution control equipment or other air emissions-related issues, we do not believe that such requirements will have a material adverse effect on our operations.

Climate Change

In December 2009, the EPA determined that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment, because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. In response to its endangerment finding, the EPA recently adopted two sets of rules regarding possible future regulation of GHG emissions under the Clean Air Act, one of which purports to regulate emissions of GHGs from motor vehicles and the other of which would regulate emissions of GHGs from large stationary sources of emissions such as power plants or industrial facilities. The motor vehicle rule was finalized in April 2010 and became effective in January 2011 but it does not require immediate reductions in GHG emissions. The stationary source rule was adopted in May 2010 and also became effective January 2011 and is the subject of several pending lawsuits filed by industry groups. Additionally, in September 2009, the EPA issued a final rule requiring the reporting of GHG emissions from specified large GHG emission sources in the U.S., including natural gas liquids fractionators and local natural gas/distribution companies, beginning in 2011 for emissions occurring in 2010. The EPA also plans to implement GHG emissions standards for power plants in May 2012 and for refineries in November 2012.

In June 2009, the U.S. House of Representatives passed the American Clean Energy and Security (ACES) Act that, among other things, would have established a cap-and-trade system to regulate greenhouse gas emissions and would have required an 80% reduction in GHG emissions from sources within the United States between 2012 and 2050. The ACES Act did not pass the Senate, however, and so was not enacted by the 111th Congress. The United States Congress is likely to consider again a climate change bill in the future. In addition, one-half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved. The adoption of any legislation or regulations that requires reporting of GHGs or otherwise limits emissions of GHGs from our equipment and operations could require us to incur costs to monitor and report on GHG emissions or reduce emissions of GHGs associated with our operations, and such requirements also could adversely affect demand for the oil and natural gas that we produce.

Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. If any such effects were to occur in areas where we operate, they could have in adverse effect on our assets and operations.

National Environmental Policy Act

Oil and natural gas exploration, development and production activities on federal lands are subject to the National Environmental Policy Act, as amended, or NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an Environmental Assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment. Currently, we have minimal exploration and production activities on federal lands. However, for those current activities as well as for future or proposed exploration and development plans on federal lands governmental permits or authorizations that are subject to the requirements of NEPA are required. This process has the potential to delay the development of oil and natural gas projects.

Endangered Species Act

Environmental laws such as the Endangered Species Act, as amended, or ESA, may impact exploration, development and production activities on public or private lands. The ESA provides broad protection for species of fish, wildlife and plants that are listed as threatened or endangered in the U.S., and prohibits taking of endangered species. Federal agencies are required to insure that any action authorized, funded or carried out by them is not likely to jeopardize the continued existence of listed species or modify their critical habitat. Although some of our facilities may be located in areas that are designated as habitat for endangered or threatened species, we believe that we are in substantial compliance with the ESA. However, the designation of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected areas.

OSHA

We are subject to the requirements of the federal Occupational Safety and Health Act, as amended, or OSHA, and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations, and similar state statutes and regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Other Regulation of the Oil and Natural Gas Industry

The oil and natural gas industry is extensively regulated by numerous federal, state and local authorities. Legislation affecting the oil and natural gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Additionally, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations that are binding on the oil and natural gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the oil and natural gas industry with similar types, quantities and locations of production.

Legislation continues to be introduced in Congress, and the development of regulations continues in the Department of Homeland Security and other agencies concerning the security of industrial facilities, including oil and natural gas facilities. Our operations may be subject to such laws and regulations. Presently, we do not believe that compliance with these laws will have a material adverse impact on us.

Drilling and Production

Our operations are subject to various types of regulation at federal, state and local levels. These types of regulation include requiring permits for the drilling of wells, drilling bonds and reports concerning operations. Most states, and some counties and municipalities, in which we operate also regulate one or more of the following:

•	the location of wells;

•	the method of drilling and casing wells;

•	the surface use and restoration of properties upon which wells are drilled;

•	the plugging and abandoning of wells; and

•	notice to surface owners and other third parties.

State laws regulate the size and shape of drilling and spacing units or proration units governing the pooling of oil and natural gas properties. Some states allow forced pooling or integration of tracts to facilitate exploration, while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of oil and natural gas we can produce from our wells or limit the number of wells or the locations at which we can drill. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and NGLs within its jurisdiction.

Natural Gas Regulation

The availability, terms and cost of transportation significantly affect sales of natural gas. The interstate transportation and sale or resale of natural gas is subject to federal regulation, including regulation of the terms, conditions and rates for interstate transportation, storage and various other matters, primarily by the Federal Energy Regulatory Commission. Federal and state regulations govern the price and terms for access to natural gas pipeline transportation. The Federal Energy Regulatory Commission’s regulations for interstate natural gas transmission in some circumstances may also affect the intrastate transportation of natural gas.

Although natural gas prices are currently unregulated, Congress historically has been active in the area of natural gas regulation. We cannot predict whether new legislation to regulate natural gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, the proposals might have on the operations of our properties. Sales of condensate and NGLs are not currently regulated and are made at market prices.

State Regulation.  The various states regulate the drilling for, and the production, gathering and sale of, oil and natural gas, including imposing severance taxes and requirements for obtaining drilling permits. For example, Texas currently imposes a 4.6% severance tax on oil production and a 7.5% severance tax on natural gas production. States also regulate the method of developing new fields, the spacing and operation of wells and the prevention of waste of natural gas resources. States may regulate rates of production and may establish maximum daily production allowables from natural gas wells based on market demand or resource conservation, or both. States do not regulate wellhead prices or engage in other similar direct economic regulation, but there can be no assurance that they will not do so in the future. The effect of these regulations may be to limit the amount of natural gas that may be produced from our wells and to limit the number of wells or locations we can drill.

The petroleum industry is also subject to compliance with various other federal, state and local regulations and laws. Some of those laws relate to resource conservation and equal employment opportunity. We do not believe that compliance with these laws will have a material adverse effect on us.

Employees

The directors and officers of our general partner will manage our operations and activities. However, neither we, our subsidiaries, nor our general partner have employees. Immediately prior to the closing of this offering, we and our general partner will enter into an omnibus agreement with Memorial Resource pursuant to which Memorial Resource will perform services for us and our general partner, including the operation of our properties. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement.”

As of November 1, 2011, Memorial Resource had 155 employees, including 49 engineers, geologists and land professionals. None of these employees are represented by labor unions or covered by any collective bargaining agreement. We believe that Memorial Resource’s relations with its employees are satisfactory. Our general partner will also contract on our behalf for the services of independent consultants involved in land, engineering, regulatory, accounting, financial and other disciplines as needed.

Offices

For our principal offices, we currently lease approximately 6,328 square feet of office space in Houston, Texas at 1401 McKinney Street, Suite 1025, Houston, Texas 77010. The lease expires on September 30, 2014.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceedings. In addition, we are not aware of any significant legal or governmental proceedings against us, or contemplated to be brought against us, under the various environmental protection statutes to which we are subject.

MANAGEMENT

Management of Memorial Production Partners LP

Memorial Production Partners GP LLC, our general partner, will manage our operations and activities on our behalf. Our general partner is a wholly-owned subsidiary of Memorial Resource. All of our executive management personnel are employees of Memorial Resource and will devote their time as needed to conduct our business and affairs.

The executive officers of our general partner will allocate their time between managing our business and affairs and the business and affairs of Memorial Resource. The executive officers of our general partner may face a conflict regarding the allocation of their time between our business and the other business interests of Memorial Resource. We expect that the officers of our general partner will initially devote a significant amount of their time to our business, although we expect the amount of time that they devote may increase or decrease in future periods as our business develops. These officers of our general partner and other Memorial Resource employees will operate our business and provide us with operating and general and administrative services pursuant to the omnibus agreement described in “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement.” We will reimburse Memorial Resource for allocated expenses of operational personnel who perform services for our benefit, as well as all other expenses incurred on our behalf.

Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. Our partnership agreement contains provisions that reduce the fiduciary duties that our general partner owes to our unitholders. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties.” Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it. Except as described in “The Partnership Agreement — Limited Voting Rights” and subject to its fiduciary duty to act in good faith, our general partner will have exclusive management power over our business and affairs.

Our general partner has a board of directors that oversees its management, operations and activities. At the closing of this offering, the board of directors will have five members, one of whom will be independent as defined under the independence standards established by NASDAQ and SEC rules. This director, to whom we refer to as an independent director, will not be an officer or employee of our general partner or its affiliates, and will otherwise be independent of Memorial Resource and its affiliates. Within 90 days of the date our common units are listed on NASDAQ, the board of directors will have at least one additional independent director, and within one year of such listing date, the board of directors of our general partner will have at least three independent directors. Because we are a limited partnership, we are not required to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating and corporate governance committee.

The board of directors of our general partner will have a conflicts committee to review specific matters that the board of directors believes may involve conflicts of interest and which it determines to submit to the conflicts committee for review. Every member of the conflicts committee must not be an officer or employee of our general partner or its affiliates, must otherwise be independent of our general partner and its affiliates (including Memorial Resource and NGP), and must meet the independence standards established by the NASDAQ Marketplace Rules and the Securities Exchange Act of 1934 to serve on an audit committee of a board of directors. At the closing of this offering, the conflicts committee will consist of one director. Within one year of the closing of this offering, we intend that the conflicts committee will consist of at least two directors. We intend for the conflicts committee to generally have at least two members; as a result, once the board of directors of our general partner has more than one independent director, we intend that at least two of those independent directors will serve on the conflicts committee. Because our partnership agreement only requires that the conflicts committee have at least one member, during any time that the committee only has one member, that single member of the conflicts committee will be able to approve resolutions of conflicts of interest. It is possible that a single-member committee may not function as effectively as a multiple-member committee and, if we pursue a transaction with an affiliate while the conflicts committee has only one member, our limited partners will be deemed to have approved that transaction through the approval of that single-member committee, in the same manner as would have occurred had the committee consisted of more directors.

Under our partnership agreement, our conflicts committee has responsibility for (i) approving the amount of estimated maintenance capital expenditures deducted from operating surplus; and (ii) the approval of the allocation of capital expenditures between maintenance capital expenditures, investment capital expenditures and growth capital expenditures. Other than these enumerated responsibilities, our general partner may, but is not required to, seek approval from the conflicts committee regarding a resolution of a conflict of interest with our general partner or affiliates. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. Please read “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest.”

At the closing of this offering, our general partner will have an audit committee consisting of three directors, one of whom will meet the independence and experience standards established by the NASDAQ Marketplace Rules and the Securities Exchange Act of 1934. Within 90 days of the closing of this offering, the audit committee will substitute one director meeting such standards for one of the non-independent directors on the audit committee and, within one year of the closing of this offering, the audit committee will consist of at least three directors, all of whom will meet such standards. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee.

Generally, the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of Memorial Resource. The executive officers of our general partner may face a conflict regarding the allocation of their time between our business and the other business interests of Memorial Resource. Memorial Resource intends to cause the executive officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs, although it is anticipated that the executive officers of our general partner will devote a significant amount of their time to our business for the foreseeable future. We will also use a significant number of other employees of Memorial Resource to operate our business and provide us with general and administrative services. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement.”

Board Leadership Structure and Role in Risk Oversight

Leadership of our general partner’s board of directors is vested in a Chairman of the board. John A. Weinzierl will serve as our Chairman of the board and President and Chief Executive Officer of our general partner. Our general partner’s board of directors has determined that the combined roles of Chairman and Chief Executive Officer will allow the board to take advantage of the leadership skills of Mr. Weinzierl and is appropriate because Mr. Weinzierl works closely with our management team on a daily basis and is in the most knowledgeable position to determine the timing for board meetings and propose agendas for meetings. However, any director can establish agenda items for a board meeting. Mr. Weinzierl’s in-depth knowledge of, and experience in, our business, history, structure and organization facilitates timely communications between our general partner’s management and the board. Our general partner’s board of directors has also determined that having the Chief Executive Officer serve as a director enhances understanding and communication between management and the board of directors, allows for better comprehension and evaluation of our operations and ultimately improves the ability of the board of directors to perform its oversight role. In addition, maintaining the combined Chairman and Chief Executive Officer positions contributes to a consistent strategy and direction for the Partnership and the investing public by alleviating potential ambiguities in the decision-making process. Our general partner will not initially have a lead independent director.

The management of enterprise-level risk may be defined as the process of identifying, managing and monitoring events that present opportunities and risks with respect to the creation of value for our unitholders. The board of directors of our general partner has delegated to management the primary responsibility for enterprise-level risk management, while the board has retained responsibility for oversight of management in that regard. Our executive officers will offer an enterprise-level risk assessment to the board of directors at least once every year.

Directors and Executive Officers

The following table sets forth certain information regarding the current directors, director nominees and executive officers of our general partner. Directors are elected for one-year terms.

Name	Age	Position with Our General Partner

John A. Weinzierl	43	President, Chief Executive Officer, and Chairman
Andrew J. Cozby	44	Vice President, Finance
Patrick T. Nguyen	39	Chief Accounting Officer
Gregory M. Robbins	33	Treasurer
Larry R. Forney	54	Vice President, Operations and Asset Management
Jonathan M. Clarkson	61	Director Nominee
Kenneth A. Hersh	48	Director
Scott A. Gieselman	48	Director
Tony R. Weber	49	Director

Our general partner’s directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Officers serve at the discretion of the board of directors. In selecting and appointing directors to the board of directors, the owners of our general partner do not intend to apply a formal diversity policy or set of guidelines. However, when appointing new directors, the owners of our general partner will consider each individual director’s qualifications, skills, business experience and capacity to serve as a director, as described below for each director, and the diversity of these attributes for the board of directors as a whole.

John A. Weinzierl was appointed our general partner’s President, Chief Executive Officer and Chairman of the board of directors in April 2011. Until the completion of this offering, Mr. Weinzierl was a managing director and operating partner of NGP from December 2010. Prior to this role, Mr. Weinzierl was a managing director from December 2004 to December 2010, a principal from December 2000 to December 2004, and a senior associate from July 1999 to December 2000, for NGP. Prior to joining NGP, Mr. Weinzierl was an associate in the Capital and Trade Resources division of Enron Corp. from 1998 to 1999. Before he joined Enron, Mr. Weinzierl worked for Conoco, Inc. as a petroleum engineer from 1991 to 1996. Mr. Weinzierl currently serves as a director for several of NGP’s private portfolio companies and as a director of Eagle Rock Energy G&P, LLC, the indirect general partner of Eagle Rock Energy Partners, L.P., a (i) natural gas gathering, processing and transportation company and (ii) developer of oil and natural gas properties, where he also serves on the compensation committee. Mr. Weinzierl holds a B.S. in petroleum engineering and an M.B.A. from the University of Texas at Austin and is a registered professional engineer in Texas.

The board believes Mr. Weinzierl’s degree and experience in petroleum engineering, his M.B.A. education, as well as his investment and business expertise honed at NGP brings valuable strategic, managerial and analytical skills to the board and us.

Andrew J. Cozby has served as our general partner’s Vice President of Finance since April 2011. From February 2011 to April 2011, Mr. Cozby served as Senior Vice President and Chief Financial Officer of Energy Maintenance Services (EMS Global). Prior to that, he was Chief Financial Officer of Greystone Oil & Gas LLP and Greystone Drilling LP from May 2006 to December 2010. From 2000 to May 2006, Mr. Cozby

was Director of Finance for Enterprise Products Partners LP and held various corporate finance positions with its affiliates GulfTerra Energy Partners, LP and El Paso Energy Partners, LP. Prior to that, Mr. Cozby held positions with J.P. Morgan from 1998 to 2000. Mr. Cozby holds a B.B.A. in finance from the University of Texas and an M.B.A. in finance from the University of Houston. He is also a graduate of Texas Tech University (J.D.), the University of Houston (LL.M., energy and natural resources law) and Harvard Business School (advanced management program).

Patrick T. Nguyen has served as our general partner’s Chief Accounting Officer since June 2011. Prior to joining our general partner, Mr. Nguyen was with Enterprise Products Partners LP from June 2007 to May 2011 as Director of Financial Accounting and Director of Accounts Receivable and Accounts Payable. From September 1996 to June 2007, he held positions in financial accounting and reporting within El Paso Corporation’s midstream segment, El Paso Field Services Company and its affiliates GulfTerra Energy Partners, LP and El Paso Energy Partners, LP. Prior to that, he worked at BHP Billiton as a joint venture and general ledger accountant. Mr. Nguyen holds a B.B.A. in Accounting and Taxation from the University of Houston and a CPA license in the state of Texas.

Gregory M. Robbins has served as our general partner’s Treasurer since June 2011. From October 2010 to April 2011, Mr. Robbins served as Vice President and Controller of Quality Electric Steel Castings, LP. Prior to that, he was a Vice President with Guggenheim Partners, LLC from April 2006 to September 2010. Mr. Robbins worked for Wells Fargo Energy Capital, LLC from 2004 to March 2006 and Comerica Bank, Inc. from 2002 to 2004. Mr. Robbins holds a B.B.A. in finance from Southwest Texas State University and a M.S. in Finance from Texas A&M University.

Larry R. Forney has served as our general partner’s Vice President of Operations and Asset Management since August 2011. From August 2008 to August 2011, Mr. Forney served as President of Mossback Management LLC, a private entity providing contract operating and engineering consulting services, including managing all operations and related business functions for Hungarian Horizon Energy, Ltd and Central European Drilling, Ltd in Budapest, Hungary from July 2010 to August 2011. From July 2004 to July 2008, Mr. Forney served as Vice President of Operations for Greystone Oil & Gas LLP and Managing Director of Greystone Drilling LP. Mr. Forney served as Vice President of Operations for Greystone Petroleum LLC from 2002 until 2004. Mr. Forney was Vice President and Treasurer of Goldrus Producing Company from 1997 to 2002. From 1990 to 1997, Mr. Forney held various positions for the Kelley Oil companies, which culminated in his serving concurrently as Vice President of Operations for Kelley Oil Corporation and Vice President of Concorde Gas Marketing. Prior to 1990, Mr. Forney held various drilling, production and facility construction positions with Pacific Enterprises Oil Corporation and Kerr-McGee Corporation. Mr. Forney is a graduate of the University of Texas at Austin with a B.S. in petroleum engineering and a registered professional engineer in Texas.

Jonathan M. Clarkson will be appointed to serve as a member of the board of directors of our general partner upon completion of this offering. Mr. Clarkson has been Chairman of the Houston Region of Texas Capital Bank since May 2009. From 2003 to May 2009, he served as President and CEO of the Houston Region of Texas Capital Bank. From May 2001 to October 2002, Mr. Clarkson served as President, Chief Financial Officer and a director of Mission Resources Corp., an independent oil and gas exploration and production company. From 1999 through 2001, Mr. Clarkson served as President, Chief Operating Officer and a director of Bargo Energy Company, a private company engaged in the acquisition and exploitation of onshore oil and natural gas properties, which merged with Mission Resources in May 2001. From 1987 to 1999, Mr. Clarkson served as Executive Vice President and Chief Financial Officer for Ocean Energy Corp. and its predecessor company United Meridian Corporation. From October 2006 until December 2009, Mr. Clarkson served on the board of directors, was chairman of the audit committee, and was a member of the compensation committee of Edge Petroleum Corp., an oil and gas exploration and production company. Since September 2010, Mr. Clarkson has served on the advisory board of Rivington Capital Advisors, LLC, an investment banking firm focused on upstream energy sector investments. Mr. Clarkson received a B.S. in economics from Southern Methodist University in 1972 and a M.B.A. in finance and accounting from the J.L. Kellogg School of Management at Northwestern University in 1975.

The board believes that Mr. Clarkson should be nominated as a director because of his prior financial and executive management expertise including his experience as a chief financial officer in the oil and gas industry and his prior board experience and audit and compensation committee service.

Kenneth A. Hersh has served as a member of the board of directors of our general partner since its formation in April 2011. Mr. Hersh is the Chief Executive Officer of NGP Energy Capital Management and a managing partner of NGP and has served in those or similar capacities since 1989. He currently serves as a director of NGP Capital Resources Company, a business development company that focuses on the energy industry, and Resolute Energy Corporation. Mr. Hersh served as a director of Eagle Rock Energy G&P, LLC, the indirect general partner of Eagle Rock Energy Partners, L.P., from March 2006 until June 2011 and Energy Transfer Partners, L.L.C., the indirect general partner of Energy Transfer Partners, L.P., a natural gas gathering and processing and transportation and storage and retail propane company, from February 2004 through December 2009, and served as a director of LE GP, LLC, the general partner of Energy Transfer Equity, L.P., from October 2002 through December 2009. Mr. Hersh received a B.A. in Politics, magna cum laude, in 1985 from Princeton University. In 1989, he received his M.B.A. from Stanford University where he graduated as an Arjay Miller Scholar. Mr. Hersh currently serves on the Dean’s Council of the Harvard Kennedy School and on the Advisory Councils of the Graduate School of Business at Stanford University and The Bendheim Center for Finance at Princeton University. He is also a member of the World Economic Forum where he has been a featured speaker at its annual meeting held in Davos, Switzerland.

The board believes that Mr. Hersh brings extensive knowledge to the board and us through his experiences in the energy industry as an investor, involvement in complex energy-related transactions and his position as Chief Executive Officer of NGP Energy Capital Management and co-manager of NGP’s investment portfolio. Mr. Hersh also brings a wealth of industry-specific transactional skills, entrepreneurial ideas and a personal network of public and private capital sources that the board believes will bring us opportunities that we may not otherwise have.

Scott A. Gieselman has served as a member of the board of directors of our general partner since September 2011. Mr. Gieselman has been a managing director of NGP since April 2007. From 1988 to April 2007, Mr. Gieselman worked in various positions in the investment banking energy group of Goldman, Sachs & Co., where he became a partner in 2002. Mr. Gieselman received a B.S. from the Boston College Carroll School of Management in 1985 and a M.B.A. from the Boston College Carroll Graduate School of Management in 1988.

The board believes that Mr. Gieselman’s considerable financial and energy investment banking experience, as well as his experience on the boards of numerous private energy companies, bring important and valuable skills to the board of directors.

Tony R. Weber has served as a member of the board of directors of our general partner since September 2011. Mr. Weber currently serves as Managing Director and Chief Investment Coordinator for NGP. Prior to joining NGP in December 2003, Mr. Weber was the Chief Financial Officer of Merit Energy Company from April 1998 to December 2003. Prior to that, he was Senior Vice President and Manager of Union Bank of California’s Energy Division in Dallas, Texas from 1987 to 1998. In his role at NGP, Mr. Weber serves on numerous private company boards as well as industry groups, IPAA Capital Markets Committee and Dallas Wildcat Committee. Mr. Weber earned a B.B.A. in Finance from Texas A&M University in 1984. He currently serves on the Dean’s Council of the Mays Business School and was a founding member of the Mays Business Fellows Program.

The board believes that Mr. Weber’s extensive corporate finance, banking and private equity experience bring substantial leadership skill and experience to the board of directors.

Reimbursement of Expenses of Our General Partner

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates, including Memorial Resource, may be reimbursed.

Upon the closing of this offering, we will enter into an omnibus agreement with Memorial Resource pursuant to which management, administrative and operational services will be provided to our general partner and us to manage and operate our business. Our general partner will reimburse Memorial Resource, on a monthly basis, for the allocable expenses it incurs in its performance under the omnibus agreement, and we will reimburse our general partner for such payments it makes to Memorial Resource. These expenses include, among other things, salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and other expenses allocated to our general partner. We expect the expenses to be no more than those we would be required to pay if we received services from an unaffiliated third party. Memorial Resource will have substantial discretion to determine in good faith which expenses to incur on our behalf and what portion of its expenses to allocate to us. In turn, our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions — Agreements Governing the Transactions — Omnibus Agreement.”

Executive Compensation

We and our general partner were formed in April 2011. As such, our general partner did not accrue any obligations with respect to executive compensation for its directors and executive officers for the fiscal year ended December 31, 2010, or for any prior periods. Accordingly, we are not presenting any compensation for historical periods. We have not paid or accrued any amounts for executive compensation for the 2010 fiscal year.

The executive officers of our general partner are employed by Memorial Resource and will manage the day-to-day affairs of our business. The executive officers intend to devote as much time to the management of our business as is necessary for the proper conduct of our business and affairs. The amount of time that each of our executive officers devotes to our business will be subject to change depending on our activities, the activities of Memorial Resource, and any acquisitions or dispositions made by us or Memorial Resource. Because the executive officers of our general partner are employees of Memorial Resource, compensation other than the long-term incentive plan benefits described below, will be determined and paid by Memorial Resource, and reimbursed by us to the extent determined by our general partner. The executive officers of our general partner, as well as the employees of Memorial Resource who provide services to us, may participate in employee benefit plans and arrangements sponsored by Memorial Resource, including plans that may be established in the future. Neither Memorial Resource nor our general partner has entered into any employment agreements with any of our executive officers.

We anticipate that, in connection with or after the closing of this offering, the board of directors of our general partner will grant awards to Memorial Resource employees (including the executive officers of our general partner) that are key to our operations, as well as our general partner’s outside directors, pursuant to our long-term incentive plan described below; however, the board has not yet made any determination as to the number of awards, the type of awards or when the awards would be granted. We anticipate that the vesting of equity awards to the officers of our general partner will be tied to time and performance thresholds. We expect that annual bonuses will be determined based on financial and individual performance.

Compensation Committee Interlocks and Insider Participation

As a limited partnership, we are not required by NASDAQ to establish a compensation committee. Although the board of directors of our general partner does not currently intend to establish a compensation committee, it may do so in the future.

Compensation Discussion and Analysis

General

All of our general partner’s executive officers and other personnel necessary for our business to function will be employed and compensated by our general partner or Memorial Resource, in each case subject to reimbursement by us. We and our general partner were formed in April 2011; therefore, we incurred no cost or liability with respect to compensation of executive officers, nor has our general partner accrued any liabilities for incentive or retirement benefits for executive officers for the fiscal year ended December 31, 2010 or for any prior periods.

Memorial Resource will manage our operations and activities, and will make certain compensation decisions on our behalf, under the omnibus agreement. The compensation for all of our executive officers will be paid by Memorial Resource and we will reimburse Memorial Resource for costs and expenses incurred for our benefit or on our behalf pursuant to the terms of the omnibus agreement. For a detailed description of the reimbursement arrangements among us, our general partner, and Memorial Resource relating to the executive officers and employees of our general partner and the employees of Memorial Resource who provide services to us, please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement.”

Responsibility and authority for compensation-related decisions for executive officers and other personnel employed by our general partner will reside with our general partner. Responsibility and authority for compensation-related decisions for executive officers and other personnel that are employed by Memorial Resource will reside with Memorial Resource. Our general partner’s executive officers will manage our business as part of the service provided by Memorial Resource under the omnibus agreement, and the compensation for all of our executive officers will be indirectly paid by our general partner through reimbursements to Memorial Resource. All determinations with respect to awards to be made under our long-term incentive plan to executive officers and other employees of our general partner and of Memorial Resource will be made by the board of directors of our general partner, following the recommendation of Memorial Resource.

Each of our named executive officers is also an executive officer of Memorial Resource and we expect that our named executive officers will devote a significant portion of their total business time to Memorial Resource and its operations. Compensation paid or awarded by us with respect to our named executive officers will reflect only the portion of Memorial Resource’s compensation expense allocated to us by Memorial Resource under the omnibus agreement. Memorial Resource has the ultimate decision-making authority with respect to the total compensation of its employees, including our named executive officers, and (subject to the terms of the omnibus agreement) with respect to the portion of that compensation that is allocated to us. Any such compensation decision will not be subject to any approval by the board of directors of our general partner.

Memorial Resource intends that the future compensation of our executive and non-executive officers will include a significant component of incentive compensation based on our performance and it expects to employ a compensation philosophy that will emphasize pay-for-performance (primarily, insofar as it relates to our partnership, the ability to increase sustainable quarterly distributions to unitholders) based on a combination of our partnership’s performance and the individual’s impact on our partnership’s performance and placing the majority of each officer’s compensation at risk. We believe this pay-for-performance approach will generally align the interests of executive officers who provide services to us with that of our unitholders, and at the same time will enable us to maintain a lower level of base salary overhead in the event our operating and financial performance fails to meet expectations. Memorial Resource intends to design our executive compensation to attract and retain individuals with the background and skills necessary to successfully execute our business model in a demanding environment, to motivate those individuals to reach near-term and long-term goals in a way that aligns their interest with that of our unitholders, and to reward success in reaching such goals.

We expect that three primary elements of compensation will be used to fulfill that design — base salary, cash bonus and long-term equity incentive awards. Cash bonuses and equity incentives (as opposed to base salary) represent the performance driven elements of the compensation program. They are also flexible in application and can be tailored to meet our objectives. The determination of specific individuals’ cash bonuses will reflect their relative contribution to achieving or exceeding annual goals, and the determination of specific individuals’ long-term incentive awards will be based on their expected contribution in respect of longer term performance objectives.

We anticipate that, in connection with the closing of this offering, the board of directors of our general partner will grant awards to employees of Memorial Resource that are key to our operations pursuant to our long-term incentive plan described below; however, the board has not yet made any determination as to the number of awards, the type of awards or when the awards would be granted. We anticipate that the vesting of equity awards to the officers of our general partner will be tied to time and performance thresholds. We expect that annual bonuses will be determined based on financial and individual performance. However, incentive compensation in respect of services provided to us will not be tied in any material way to the performance of entities other than our partnership and its subsidiaries. Specifically, any performance metrics will not be tied to the performance of Memorial Resource, the Funds or any other NGP affiliate.

Although we will bear an allocated portion of the costs of compensation and benefits provided to the Memorial Resource employees who serve as the executive officers of our general partner, we will have no control over such costs and will not establish or direct the compensation policies or practices of Memorial Resource. Each of these executive officers will continue to perform services for our general partner, as well as Memorial Resource and its affiliates, after the closing of this offering.

Memorial Resource does not maintain a defined benefit pension plan for its executive officers, because it believes such plans primarily reward longevity rather than performance. Memorial Resource provides a basic benefits package generally to all employees, which includes a 401(k) plan and health, disability and life insurance. Memorial Resource employees who provide services to us under the omnibus agreement will be entitled to the same basic benefits.

Awards Under Our Long-Term Incentive Plan

In connection with this offering, the board of directors of our general partner intends to adopt a long-term incentive plan for employees, officers, consultants and directors of our general partner and any of its affiliates, including Memorial Resource, who perform services for us. The long-term incentive plan will provide for the grant of restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards as described below.

Director Compensation

Officers or employees of our general partner or its affiliates, including Memorial Resource, the Funds, and NGP, who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Our general partner anticipates that each director who is not an officer or employee of our general partner or its affiliates will receive compensation for attending meetings of the board of directors, as well as committee meetings. The amount of compensation to be paid to non-employee directors has not yet been determined.

In addition, non-employee directors will be reimbursed for all out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

Long-Term Incentive Plan

Our general partner intends to adopt the Memorial Production Partners GP LLC Long-Term Incentive Plan, or our long-term incentive plan, for employees, officers, consultants and directors of our general partner and any of its affiliates, including Memorial Resource, who perform services for us. In connection with the closing of this offering, as well as annually thereafter to reward service or performance, the board of directors of our general partner will grant awards to our general partner’s independent directors and its executive officers and key employees pursuant to our long-term incentive plan. Memorial Resource will determine the overall amount of all long-term equity incentive compensation to be granted annually for its employees (including the officers and employees of our general partner). The portion of that compensation to be granted under our long-term incentive plan will be granted by our general partner’s board of directors following the recommendation of Memorial Resource. The description set forth below is a summary of the material features of our long-term incentive plan.

Our long-term incentive plan will consist of some or all of the following components: restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards. The purpose of awards under our long-term incentive plan is to provide additional incentive compensation to employees providing services to us, and to align the economic interests of such employees with the interests of our unitholders. Our long-term incentive plan will limit the number of units that may be delivered pursuant to vested awards to common units. Common units cancelled, forfeited or withheld to satisfy exercise prices or tax withholding obligations will be available for delivery pursuant to other awards. The plan will be administered by the board of directors of our general partner or a committee thereof, which we refer to as the plan administrator. The plan administrator may also delegate its duties as appropriate.

The plan administrator may terminate or amend our long-term incentive plan at any time with respect to any units for which a grant has not yet been made. The plan administrator also has the right to alter or amend our long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to the requirements of the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the rights or benefits of the participant without the consent of the participant. The plan will expire on the earliest of (i) the date on which all common units available under the plan for grants have been paid to participants, (ii) termination of the plan by the plan administrator or (iii) the date 10 years following its date of adoption.

Restricted Units

A restricted unit is a common unit that vests over a period of time, and during that time, is subject to forfeiture. The plan administrator may make grants of restricted units containing such terms as it shall determine, including the period over which restricted units will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial or other performance objectives. Restricted units will be entitled to receive quarterly distributions during the vesting period.

We intend for the restricted units under the long-term incentive plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, it is expected that plan participants will not pay any consideration for restricted units they receive, and we will receive no remuneration for the restricted units.

Phantom Units

A phantom unit entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the plan administrator, cash equivalent to the value of a common unit. The plan administrator may make grants of phantom units under the plan containing such terms as the plan administrator shall determine, including the period over which phantom units granted will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial objectives.

We intend for the issuance of common units upon vesting of the phantom units under the long-term incentive plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, it is expected that plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the common units.

Unit Options

Our long-term incentive plan will permit the grant of options covering common units. The plan administrator may make grants containing such terms as the plan administrator shall determine. Unit options will typically have an exercise price that is not less than the fair market value of the common units on the date of grant. In general, unit options granted will become exercisable over a period determined by the plan administrator.

Unit Appreciation Rights

Our long-term incentive plan will permit the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a common unit on the exercise date over the exercise price established for the unit appreciation right. Such excess will be paid in cash or common units. The plan administrator may make grants of unit appreciation rights containing such terms as the plan administrator shall determine. Unit appreciation rights will typically have an exercise price that is not less than the fair market value of the common units on the date of grant. In general, unit appreciation rights granted will become exercisable over a period determined by the plan administrator.

Distribution Equivalent Rights

The plan administrator may, in its discretion, grant distribution equivalent rights, or DERs, in tandem with phantom unit awards or other award under our long-term incentive plan. DERs entitle the participant to receive cash equal to the amount of any cash distributions made by us during the period the right is outstanding. Payment of a DER issued in connection with another award may be subject to the same vesting terms as the award to which it relates or different vesting terms, in the discretion of the plan administrator.

Other Unit-Based Awards

Our long-term incentive plan will permit the grant of other unit-based awards, which are awards that are based, in whole or in part, on the value or performance of a common unit. Upon vesting, the award may be paid in common units, cash or a combination thereof, as provided in the grant agreement.

Unit Awards

Our long-term incentive plan will permit the grant of common units that are not subject to vesting restrictions. Unit awards may be in lieu of or in addition to other compensation payable to the individual.

Change in Control; Termination of Service

Awards under our long-term incentive plan will vest and/or become exercisable, as applicable, upon a “change in control” of us or our general partner, unless provided otherwise by the plan administrator. The consequences of the termination of a grantee’s employment, consulting arrangement or membership on the board of directors will be determined by the plan administrator in the terms of the relevant award agreement.

Source of Common Units

Common units to be delivered pursuant to awards under our long-term incentive plan may be common units acquired by our general partner in the open market, from any other person, directly from us or any combination of the foregoing. If we issue new common units upon the grant, vesting or payment of awards under our long-term incentive plan, the total number of common units outstanding will increase, and our general partner will remit the proceeds it receives from a participant, if any, upon exercise of an award to us. With respect to any awards settled in cash, our general partner will be entitled to reimbursement by us for the amount of the cash settlement.

Relation of Compensation Policies and Practices to Risk Management

We anticipate that our compensation policies and practices will reflect the same philosophy and approach as Memorial Resource’s. Accordingly, such policies and practices will be designed to provide rewards for short-term and long-term performance, both on an individual basis and at the entity level. In general, optimal financial and operational performance, particularly in a competitive business, requires some degree of risk-taking. Accordingly, the use of compensation as an incentive for performance can foster the potential for management and others to take unnecessary or excessive risks to reach performance thresholds which qualify them for additional compensation.

From a risk management perspective, our policy will be to conduct our commercial activities within pre-defined risk parameters that are closely monitored and are structured in a manner intended to control and minimize the potential for unwarranted risk-taking. We also routinely monitor and measure the execution and performance of our projects and acquisitions relative to expectations.

We expect our compensation arrangements to contain a number of design elements that serve to minimize the incentive for taking unwarranted risk to achieve short-term, unsustainable results. Those elements include delaying the rewards and subjecting such rewards to forfeiture for terminations related to violations of our risk management policies and practices or of our code of conduct.

In combination with our risk-management practices, we do not believe that risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common and subordinated units that, upon the consummation of this offering and the related transactions and assuming the underwriters do not exercise their option to purchase additional common units, will be owned by:

•	each person who then will beneficially own more than 5% of the then outstanding common units;

•	each director and director nominee of our general partner;

•	each named executive officer of our general partner; and

•	all directors, director nominees and named executive officers of our general partner as a group.

Percentage of
Total
		Percentage of		Percentage of	Common and
	Common	Common	Subordinated	Subordinated	Subordinated
	Units to be	Units to be	Units to be	Units to be	Units to be
	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner(1)	Owned(2)	Owned	Owned	Owned	Owned

Memorial Resource(3)	7,061,294	44.0%	5,360,912	100%	58.0%
Kenneth A. Hersh(4)	7,061,294	44.0%	5,360,912	100%	58.0%
Jonathan M. Clarkson	—	—%	—	—%	—%
Scott A. Gieselman	—	—%	—	—%	—%
Tony R. Weber	—	—%	—	—%	—%
John A. Weinzierl	—	—%	—	—%	—%
Andrew J. Cozby	—	—%	—	—%	—%
Larry R. Forney	—	—%	—	—%	—%
Patrick T. Nguyen	—	—%	—	—%	—%
Gregory M. Robbins	—	—%	—	—%	—%
All named executive officers, directors and director nominees as a group (nine persons)	7,061,294	44.0%	5,360,912	100%	58.0%

(1)	The address for all beneficial owners in this table is 1401 McKinney Street, Suite 1025, Houston, Texas 77010. There are no options, warrants or other rights or obligations outstanding that are currently exercisable or exercisable within 60 days into common or subordinated units.

(2)	Does not include any common units that may be purchased in a directed unit program.

(3)	Memorial Resource is owned by Natural Gas Partners VIII, L.P. (“NGP VIII”), Natural Gas Partners IX, L.P. (“NGP IX”) and NGP IX Offshore Holdings, L.P. (“NGP IX Offshore”), which also collectively directly own, through non-voting membership interests in our general partner, 50% of the economic interest in our incentive distribution rights. NGP VIII, NGP IX and NGP IX Offshore may be deemed to share voting and dispositive power over the reported securities; thus, each may also be deemed to be the beneficial owner of these securities. Each of NGP VIII, NGP IX and NGP IX Offshore disclaims beneficial ownership of the reported securities in excess of such entity’s respective pecuniary interest in the securities.

(4)	G.F.W. Energy VIII, L.P., GFW VIII, L.L.C., G.F.W. Energy IX, L.P. and GFW IX, L.L.C. may be deemed to beneficially own the units held by Memorial Resource that are attributable to NGP VIII, NGP IX and NGP IX Offshore by virtue of GFW VIII, L.L.C. being the sole general partner of G.F.W. Energy VIII, L.P. (which is the general partner of NGP VIII) and GFW IX, L.L.C. being the sole general partner of G.F.W. Energy IX, L.P. (which is the general partner of NGP IX and NGP IX Offshore). Kenneth A. Hersh, one of our general partner’s directors and who is an Authorized Member of each of GFW VIII, L.L.C. and GFW IX, L.L.C., may also be deemed to share the power to vote, or to direct the vote, and to dispose, or to direct the disposition, of those units. Mr. Hersh does not own directly any common units or subordinated units.

Memorial Production Partners GP LLC, our general partner, owns all of our incentive distribution rights and a 0.1% general partner interest in us. The following table sets forth the beneficial ownership of equity interests in our general partner.

	Class A	Class IDR
	Member	Member
Name of Beneficial Owner	Interest(a)	Interest(a)

Memorial Resource(b)	100%	—
Natural Gas Partners VIII, L.P.(c)(d)	—	50.3%
Natural Gas Partners IX, L.P.(c)(d)	—	47.3%
NGP IX Offshore Holdings, L.P. (c)(d)	—	2.4%

(a)	Our general partner has two classes of member interests. Memorial Resource owns the voting Class A member interest, and will be entitled to 50% of any cash distributions made or common units issued to our general partner with respect to our general partner’s 0.1% general partner interest in us. NGP VIII, NGP IX and NGP IX Offshore own 50.3%, 47.3% and 2.4%, respectively, of the non-voting Class IDR member interest in our general partner, which entitles them to an aggregate 50% of any cash distributions made or common units issued to our general partner.

(b)	Our general partner is controlled by Memorial Resource, which is controlled by NGP VIII, NGP IX and NGP IX Offshore. Mr. Hersh will share in distributions made by us with respect to interests held by our general partner in proportion to his pecuniary interests. Mr. Hersh disclaims beneficial ownership of the reported securities in excess of his pecuniary interest in such securities. In addition, our general partner’s other non-independent directors and certain of our general partner’s executive officers have indirect financial interests in Memorial Resource and its affiliates.

(c)	NGP VIII, NGP IX and NGP IX Offshore may be deemed to share voting and dispositive power over the reported interests of Memorial Resource; thus, each of NGP VIII, NGP IX and NGP IX Offshore may also be deemed to be the beneficial owner of these interests. Each of NGP VIII, NGP IX and NGP IX Offshore disclaims beneficial ownership of such reported interests in excess of such entity’s respective pecuniary interest in such interests. G.F.W. Energy VIII, L.P., GFW VIII, L.L.C., G.F.W. Energy IX, L.P. and GFW IX, L.L.C. may be deemed to beneficially own the interests owned by Memorial Resource attributable to NGP VIII, NGP IX and NGP IX Offshore and the interests held by NGP VIII, NGP IX and NGP IX Offshore by virtue of GFW VIII, L.L.C. being the sole general partner of G.F.W. Energy VIII, L.P. (which is the general partner of NGP VIII) and GFW IX, L.L.C. being the sole general partner of G.F.W. Energy IX, L.P. (which is the general partner of NGP IX and NGP IX Offshore). Kenneth A. Hersh, one of our general partner’s directors and who is an Authorized Member of each of GFW VIII, L.L.C. and GFW IX, L.L.C., may also be deemed to share the power to vote, or to direct the vote, and to dispose, or to direct the disposition, of the interests held by NGP VII, NGP IX and NGP IX Offshore. Mr. Hersh does not own directly any interests in our general partner.

(d)	The address for NGP VIII, NGP IX and NGP IX Offshore is 125 E. John Carpenter Fwy., Suite 600, Irving, Texas 75602.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional common units, Memorial Resource will control our general partner and own approximately 44.0% of our outstanding common units and all of our subordinated units. Memorial Resource owns 100% of the voting membership interests in our general partner, and the Funds own non-voting membership interests in our general partner that entitle them collectively to 50% of all cash distributions and common units received by our general partner in respect of our incentive distribution rights. Our general partner will own a 0.1% general partner interest in us, evidenced by 21,444 general partner units, and all of our incentive distribution rights. These percentages do not reflect any common units that may be issued under the long-term incentive plan that our general partner expects to adopt prior to the closing of this offering.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, were not the result of arm’s-length negotiations.

Formation Stage

The consideration received by our	• 7,061,294 common units;
general partner and Memorial Resource	• 5,360,912 subordinated units;
prior to or in connection with this offering	• 21,444 general partner units (or 22,795 general partner units if the underwriters exercise their option to purchase additional common units in full);

• all of our incentive distribution rights; and

• approximately $280 million in cash.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 99.9% to our unitholders, including Memorial Resource as the holder of approximately 58.0% of our limited partner interests, pro rata and 0.1% to our general partner, assuming it makes any capital contributions necessary to maintain its 0.1% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to a maximum of 25.0% of the distributions above the highest target distribution level, including the general partner’s 0.1% general partner interest.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner would receive an annual distribution of less than $0.1 million on its general partner units and Memorial Resource would receive an annual distribution of approximately $23.6 million on its common units and subordinated units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner and its affiliates in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the amount of such expenses that are allocable to us.

Withdrawal or removal of our general partner	If our general partner is removed under circumstances where cause exists or withdraws where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the departing general partner’s general partner interest in us and the incentive distribution rights for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the departing general partner’s general partner interest in us and its incentive distribution rights for their fair market value or to convert such interests into common units.

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Amended and Restated Limited Liability Company Agreement of Memorial Production Partners GP LLC

Memorial Production Partners GP LLC, our general partner and a wholly-owned subsidiary of Memorial Resource, owns a 0.1% general partner interest in us. Upon the closing of this offering, our general partner will amend and restate its limited liability company agreement. Pursuant to that agreement, our general partner will have the following two classes of membership interests pursuant to its amended and restated limited liability company agreement:

•	Class A — At the closing of this offering, Memorial Resource will own all of the Class A membership interests in our general partner. The Class A membership interests will be the sole voting interests in our general partner and will entitle Memorial Resource, as the Class A member, to all distributions we make to our general partner (including distributions with respect to our general partner’s 0.1% general partner interest in us), other than those distributions payable to the Class IDR members described below.

•	Class IDR — After the closing of this offering, the Funds will own all of the non-voting, Class IDR membership interests in our general partner. The holders of the Class IDR membership interests will be entitled to receive (i) an aggregate of 50% of all cash received by our general partner from us attributable to distributions related to the incentive distribution rights, (ii) 50% of any common units issued to our general partner in connection with any reset of the incentive distribution levels and (iii) 50% of any cash, securities or other proceeds received by our general partner pursuant to a sale or transfer of the incentive distribution rights.

Subject to certain conditions, a member may transfer, pledge or assign all or any portion of its membership interest in our general partner at any time.

Agreements Governing the Transactions

In connection with the closing of this offering, we, our general partner and its affiliates will enter into the various documents and agreements that will effect the transactions described in “Summary — Our Partnership Structure and Formation Transactions,” including the contribution of assets to, and the assumption of liabilities by, us and the application of the proceeds of this offering. These agreements have been negotiated among affiliated parties and, consequently, are not the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets to us, will be paid from the proceeds of this offering or from amounts borrowed under our new revolving credit facility.

Omnibus Agreement

Upon the closing of this offering, we and our general partner will enter into an omnibus agreement with Memorial Resource that will address the following matters:

•	our obligation to reimburse Memorial Resource for all expenses incurred by Memorial Resource (or payments made on our behalf) in conjunction with its provision of general and administrative services to us, including, but not limited to, our public company expenses and an allocated portion of the salary and benefits of the executive officers of our general partner and other employees of Memorial Resource who perform services for us or on our behalf;

•	our obligation to reimburse Memorial Resource for insurance coverage expenses it incurs with respect to our business and operations and with respect to director and officer liability coverage for the officers and directors of our general partner;

•	our obligation to indemnify Memorial Resource for certain liabilities;

•	Memorial Resource’s obligation to indemnify us against (i) title defects, (ii) income taxes attributable to pre-closing ownership or operation of the contributed assets, including any income tax liabilities related to the formation transactions occurring on or prior to the closing, (iii) environmental claims, losses and expenses associated with the operation of our business prior to the closing, subject to a maximum indemnification amount of $5,000,000; (iv) all liabilities other than covered environmental liabilities, relating to the operation of the contributed assets prior to the closing that were not disclosed in the most recent pro forma balance sheet included in this prospectus, or incurred in the ordinary course of business thereafter, subject to a maximum indemnification amount of $5,000,000; and (v) all losses arising as a result of the failure to obtain by closing any consent, waiver or permit necessary for us to own and operate the Partnership Properties; and

•	Neither NGP nor its future affiliated funds or affiliates, including the Funds and Memorial Resource, will be restricted, under either our partnership agreement or the omnibus agreement, from competing with us. NGP, any future affiliated funds and its affiliates will be permitted to compete with us and may acquire or dispose of additional oil and natural gas properties or other assets in the future without any obligation to offer us the opportunity to purchase those assets.

Memorial Resource’s indemnification obligation will (i) survive for three years after the closing of this offering with respect to consents and title defects, (ii) survive for one year after the closing with respect to environmental claims and other undisclosed pre-closing liabilities and (iii) survive for sixty days after the expiration of the applicable statute of limitations with respect to income taxes. All claims (other than income tax claims) are subject to a $50,000 per claim de minimus exception, environmental claims are subject to a $500,000 deductible, and claims relating to other pre-closing undisclosed liabilities, title or consents are subject to an aggregate $500,000 deductible.

The omnibus agreement provides that we must indemnify Memorial Resource for any liabilities incurred by Memorial Resource attributable to the operating and administrative services provided to us under the agreement, other than liabilities resulting from Memorial Resource’s bad faith or willful misconduct. In addition, Memorial Resource must indemnify us for any liability we incur as a result of Memorial Resource’s bad faith or willful misconduct in providing operating and administrative services under the omnibus agreement. Memorial Resource may terminate the omnibus agreement in the event that it ceases to be our affiliate and may also terminate the omnibus agreement if we fail to pay amounts due under that agreement in accordance with its terms. The omnibus agreement may only be assigned by either party with the other party’s consent.

Tax Sharing Agreement

Prior to the closing of this offering, we intend to enter into a tax sharing agreement pursuant to which we will reimburse Memorial Resource for our share of state and local income and other taxes borne by Memorial Resource as a result of our results being included in a combined or consolidated tax return filed by Memorial Resource or its affiliates with respect to periods after the closing of this offering. Memorial Resource may use its tax attributes to cause its combined or consolidated group, of which we may be a member for this purpose, to owe no tax. However, we would nevertheless reimburse Memorial Resource for the tax we would have owed had the attributes not been available or used for our benefit, even though Memorial Resource had no cash expense for that period.

Purchase and Sale Agreement and Contribution, Conveyance and Assumption Agreements

In connection with the closing of this offering, we intend to enter into a purchase and sale agreement and two contribution, conveyance and assumption agreements with Memorial Resource and certain of its subsidiaries that will effect, among other things, portions of the formation transactions, including the transfer of the Partnership Properties to us and the use of the net proceeds of this offering. All of the transaction expenses incurred in connection with these transactions will be paid from proceeds of this offering. We will hold title to the assets and interests acquired through these agreements and will enter into an omnibus agreement with Memorial Resource related to these assets and interests as discussed above.

Director Indemnification Arrangements

We and our general partner will enter into indemnification agreements with our directors which will generally indemnify our directors to the fullest extent permitted by law. As of the consummation of this offering, our general partner will maintain director and officer liability insurance for the benefit of its directors and officers.

Review, Approval or Ratification of Transactions with Related Persons

We expect that we will adopt a Code of Business Conduct and Ethics that will set forth our policies for the review, approval and ratification of transactions with related persons. Upon our adoption of a Code of Business Conduct and Ethics, a director would be expected to bring to the attention of the Chief Executive Officer or the board of directors of our general partner any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict will be addressed in accordance with Memorial Resource’s and our general partner’s organizational documents and the provisions of our partnership agreement. The resolution may be determined by disinterested directors, our general partner’s board of directors, or the conflicts committee of our general partner’s board of directors.

Upon our adoption of a Code of Business Conduct and Ethics, any executive officer of our general partner will be required to avoid conflicts of interest unless approved by the board of directors.

The board of directors of our general partner will have a conflicts committee comprised of at least one independent director. Our general partner may, but is not required to, seek the approval of the conflicts committee in connection with future acquisitions from (or other transactions with) Memorial Resource or any of its affiliates. In the case of any sale of equity or debt by us to Memorial Resource or any of its affiliates, we anticipate that our practice will be to obtain the approval of the conflicts committee for the transaction. The conflicts committee will be entitled to hire its own financial and legal advisors in connection with any matters on which the board of directors of our general partner has sought the conflicts committee’s approval.

Memorial Resource and its affiliates will be free to offer properties to us on terms it or they deem acceptable, and the board of directors of our general partner (or the conflicts committee) will be free to accept or reject any such offers, negotiating terms it deems acceptable to us. As a result, the board of directors of our general partner (or the conflicts committee) will decide, in its sole discretion, the appropriate value of any assets offered to us by Memorial Resource or its affiliates. In so doing, we expect the board of directors (or the conflicts committee) will consider a number of factors in its determination of value, including, without limitation, production and reserve data, operating cost structure, current and projected cash flows, financing costs, the anticipated impact on distributions to our unitholders, production decline profile, commodity price outlook, reserve life, future drilling inventory and the weighting of the expected production between oil and natural gas.

We expect that Memorial Resource and its affiliates will consider a number of the same factors considered by the board of directors of our general partner to determine the proposed price for any assets it or they may offer to us in future periods. In addition to these factors, given that Memorial Resource will be our largest unitholder following the consummation of this offering and through its and the Funds’ interest in our incentive distribution rights, it and they may consider the potential positive impact on their underlying investment in us by offering properties to us at attractive purchase prices. Likewise, it and they may consider the potential negative impact on their underlying investment in us if we are unable to acquire additional assets on favorable terms, including the negotiated purchase price.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including Memorial Resource, the Funds, and NGP) on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. In addition, many of the directors and officers of our general partner serve in similar capacities with Memorial Resource and the Funds and their respective affiliates, and certain of our executive officers and directors will continue to have economic interests, investments and other economic incentives in entities affiliated with the Funds, which may lead to additional conflicts of interest. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

As provided by our partnership agreement, conflicts of interest may be resolved by approval of a committee of the board of directors of our general partner comprised of independent directors, referred to as our conflicts committee. From time to time, the board of directors of our general partner may refer a potential conflict of interest to the conflicts committee. Our partnership agreement only requires that the conflicts committee have at least one member; accordingly, if any such matter is referred to the conflicts committee when our board of directors only has one independent director, then the conflicts committee will be comprised of that sole independent director. We intend for the conflicts committee to generally have at least two members; as a result, once the board of directors of our general partner has more than one independent director, we intend that at least two of those independent directors will serve on the conflicts committee. Because our partnership agreement only requires that the conflicts committee have at least one member, during any time that that the committee only has one member, that single member of the conflicts committee will be able to approve resolutions of conflicts of interest. It is possible that a single-member committee may not function as effectively as a multiple-member committee and, if we pursue a transaction with an affiliate while the conflicts committee has only one member, our limited partners will be deemed to have approved that transaction through the approval of that single-member committee, in the same manner as would have occurred had the committee consisted of more directors.

Our general partner may, but is not required to, seek approval from the conflicts committee of a resolution of a conflict of interest with our general partner or affiliates. If our general partner seeks approval from the conflicts committee, the conflicts committee will determine if the resolution of a conflict of interest with our general partner or its affiliates is fair and reasonable to us. Any matters approved by the conflicts committee in good faith will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third or fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to have an honest belief that he or she is acting in our best interest.

Conflicts of interest could arise in the situations described below, among others:

Memorial Resource, the Funds and other affiliates of our general partner will not be limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses.

Our partnership agreement provides that Memorial Resource and the Funds and their respective affiliates (including NGP and its affiliates’ portfolio investments) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, Memorial Resource and the Funds and their respective affiliates may acquire, develop or dispose of additional oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets.

Because Memorial Resource controls our general partner and also is permitted to compete with us, Memorial Resource could choose to acquire properties and pursue opportunities that would have been suitable for our partnership. In such a case, Memorial Resource would have the benefit of any such opportunity instead of us.

NGP and its affiliates (including the Funds) are established participants in the oil and natural gas industry, and have resources greater than ours, which factors may make it more difficult for us to compete with them with respect to commercial activities as well as for potential acquisitions. As a result, competition from these affiliates could adversely impact our results of operations and cash available for distribution to our unitholders.

Neither our partnership agreement nor any other agreement requires Memorial Resource, the Funds or NGP to pursue a business strategy that favors us. The directors and officers of Memorial Resource, the Funds and their respective affiliates (including NGP) have a fiduciary duty to make decisions in the best interests of their respective equity holders, which may be contrary to our interests.

Because the officers and certain of the directors of our general partner are also officers and/or directors of Memorial Resource, the Funds and their respective affiliates, such officers and directors have fiduciary duties to Memorial Resource, the Funds and their respective affiliates that may cause them to pursue business strategies that disproportionately benefit Memorial Resource, the Funds and their respective affiliates or which otherwise are not in our best interests.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to our general partner or any of its affiliates, including its officers, directors, Memorial Resource, the Funds or any of their affiliates. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, Memorial Resource, the Funds and their affiliates may compete with us for investment opportunities.

Our general partner is allowed to take into account the interests of parties other than us in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include our general partner’s limited call right, its registration rights, its determination whether or not to consent to any merger or consolidation involving us, and its decision to convert its incentive distribution rights into common units.

Many of the directors and all of the officers who have responsibility for our management have significant duties with, and will spend significant time serving, entities that compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

All of the officers of our general partner hold similar positions with Memorial Resource, and many of the directors of our general partner, who are responsible for managing our general partner’s direction of our operations and acquisition activities, hold positions of responsibility with other entities (including NGP) that are in the business of identifying and acquiring oil and natural gas properties. For example, the Funds and their affiliates (including NGP) are in the business of investing in oil and natural gas companies with independent management teams that also seek to acquire oil and natural gas properties, and Memorial Resource is in the business of acquiring and developing oil and natural gas properties. Mr. Hersh, a director of our general partner, is the Chief Executive Officer of NGP Energy Capital Management and a managing partner of NGP; Mr. Gieselman, a director of our general partner, is a managing director of NGP; Mr. Weber, a director of our general partner, is a managing director of NGP and serves as Chief Investment Coordinator for NGP; and Mr. Weinzierl, the President, Chief Executive Officer and Chairman of the board of directors of our general partner, was a managing director and operating partner of NGP prior to assuming his current positions with Memorial Resource and our general partner and continues to hold ownership interests in the Funds and certain of their affiliates. After the closing of this offering, officers of our general partner will continue to devote significant time to the business of Memorial Resource. We cannot assure you that any conflicts that may arise between us and our unitholders, on the one hand, and Memorial Resource or the Funds, on the other hand, will be resolved in our favor. The existing positions held by these directors and officers may give rise to fiduciary duties that are in conflict with the fiduciary duties they owe to us. These officers and directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present them to us. For additional discussion of our management’s business affiliations and the potential conflicts of interest of which our unitholders should be aware, please read “Business and Properties — Our Principal Business Relationships.”

Neither we nor our general partner have any employees and we will rely solely on the employees of Memorial Resource to manage our business. The management team of Memorial Resource, which includes the individuals who will manage us, will also perform substantially similar services for itself and will own and operate its own assets, and thus will not be solely focused on our business.

Neither we nor our general partner have any employees and we will rely solely on Memorial Resource to operate our assets. Upon consummation of this offering, our general partner will enter into a omnibus agreement with Memorial Resource, pursuant to which, among other things, Memorial Resource has agreed to make available to our general partner Memorial Resource’s personnel in a manner that will allow us to carry on our business in the same manner in which it was carried on by our predecessor.

Memorial Resource will provide substantially similar services with respect to its own assets and operations. Because Memorial Resource will be providing services to us that are substantially similar to those provided to itself, Memorial Resource may not have sufficient human, technical and other resources to provide those services at a level that Memorial Resource would be able to provide to us if it were solely focused on our business and operations. Memorial Resource may make internal decisions on how to allocate its available resources and expertise that may not always be in our best interest compared to Memorial Resource’s interests. There is no requirement that Memorial Resource favor us over itself in providing its services. If the employees of Memorial Resource and their affiliates do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

Our partnership agreement limits our general partner’s fiduciary duties to holders of our units and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its right to reset the target distribution levels of its incentive distribution rights at higher levels and receive, in connection with this reset, common units, the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any merger or consolidation involving us or to any amendment to the partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision our general partner’s board of directors or the conflicts committee of our general partner’s board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a unitholder will become bound by the provisions in the partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business, including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and unit appreciation rights relating to our securities;

•	the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other entities;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination by our general partner to be made in “good faith,” our general partner must have an honest belief that the determination is in our best interests. Please read “The Partnership Agreement — Limited Voting Rights” for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership interests and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the manner in which our business is operated;

•	the amount, nature and timing of asset purchases and sales;

•	the amount, nature and timing of our capital expenditures;

•	the amount of borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or a growth capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $30.5 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights or enabling the expiration of the subordination period.

For example, if we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our operating subsidiaries.

Our general partner determines which costs incurred by it are reimbursable by us.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating our business, including costs incurred in rendering staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with Memorial Resource, the Funds or their respective affiliates on our behalf. Similarly, agreements, contracts or arrangements between us and our general partner, Memorial Resource, the Funds or their respective affiliates will not be required to be negotiated on an arms-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to one or more of these types of situations.

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner or its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner, Memorial Resource, the Funds and their respective affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner, Memorial Resource, the Funds and their respective affiliates in our favor.

Our general partner and Memorial Resource may be able to amend our partnership agreement without the approval of any other unitholder after the subordination period.

Our general partner has the discretion to propose amendments to our partnership agreement, certain of which may be made by our general partner without unitholder approval. Our partnership agreement generally may not be otherwise amended during the subordination period without the approval of a majority of our public common unitholders. However, after the subordination period has ended, our partnership agreement can be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including common units held by Memorial Resource and its affiliates). Upon the consummation of this offering, Memorial Resource will own our general partner and will control the voting of an aggregate of approximately 44.0% of our outstanding common units and all of our subordinated units. Assuming that Memorial Resource retains a sufficient number of its common units and that we do not issue additional common units, our general partner and Memorial Resource will have the ability to amend our partnership agreement without the approval of any other unitholder after the subordination period. Please read “The Partnership Agreement — Amendment of the Partnership Agreement.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner will enter into contractual arrangements on our behalf and intends to limit its liability under such contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself, Memorial Resource, the Funds and their respective for any services rendered to us. Our general partner may also enter into additional contractual arrangements with Memorial Resource, the Funds and their respective affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner, Memorial Resource, the Funds and their respective affiliates, on the other, are or will be the result of arm’s-length negotiations.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. The attorneys, independent accountants and others who perform services for us are selected by our general partner, or the conflicts committee of our general partner’s board of directors, and may also perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right (but not the obligation), at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (25%, assuming it has maintained its 0.1% general partner interest) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following any reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash contribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right (if at all) to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels.”

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict, eliminate or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner, Memorial Resource, the Funds and their respective affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors has fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration the interests of all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest.

The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third-party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with the knowledge that such conduct was unlawful.

Special Provisions Regarding Affiliate Transactions. Our partnership agreement generally provides that affiliate transactions and resolutions of conflicts of interest that are not approved by vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of other rights and privileges of limited partners under our partnership agreement, including limited voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

Wells Fargo Shareowner Services will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates or to cover taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of their actions for their activities in that capacity, except for any liability due to any gross negligence or willful misconduct of the indemnitee.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units. A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing transfers of securities.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement as to be amended and restated prior to the closing of this offering is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Our Cash Distribution Policy and Restrictions on Distributions” and “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income, taxable loss and other matters, please read “Material Tax Consequences.”

Organization and Duration

Our partnership was organized in April 2011 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under our partnership agreement is to engage in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law. However, our general partner may not cause us to engage in any business activity that it determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the ownership, acquisition, exploitation and development of oil and natural gas properties and the ownership, acquisition and operation of related assets, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.” Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest in us if we issue additional units. Our general partner’s 0.1% interest in us, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest. To maintain its

0.1% general partner interest in us, our general partner will be entitled to make capital contributions in the form of common units based on the then-current market value of the contributed common units.

Limited Voting Rights

The following is a summary of the unitholder vote required for each of the matters specified below.

Various matters require the approval of a “unit majority,” which means:

•	during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, each voting as a separate class; and

•	after the subordination period, the approval of a majority of the outstanding common units.

By virtue of the exclusion of those common units held by our general partner and its affiliates from the required vote, and by their ownership of all of the subordinated units, during the subordination period, our general partner and its affiliates do not have the ability to ensure passage of, but do have the ability to ensure defeat of, any amendment that requires a unit majority.

In voting their common units and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right. Please read “— Issuance of Additional Securities.”

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority, in certain circumstances. Please read “— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “— Termination and Dissolution.”

Withdrawal of our general partner	Prior to September 30, 2021, under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner in a manner that would cause a dissolution of our partnership. Please read ‘‘— Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	Our general partner may transfer without a vote of our unitholders all, but not less than all, of its general partner interest in us to an affiliate or another person (other than an individual) in connection with its merger or consolidation with or into, or sale of all, or substantially all, of its assets, to such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third-party prior to September 30, 2021. Please read “— Transfer of General Partner Units.”

Transfer of incentive distribution rights	No approval rights. Please read “— Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required. Please read “— Transfer of Ownership Interests in Our General Partner.”

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•	arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine,

shall be exclusively brought in the Court of Chancery of the State of Delaware, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right, by our limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under Delaware law, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. Moreover, under the Delaware Act, a limited partnership may also not make a distribution to a partner upon the winding up of the limited partnership before liabilities of the limited partnership to creditors have been satisfied by payment or the making of reasonable provision for payment thereof. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our operating subsidiary currently conducts business in Texas and Louisiana, and we may have operating subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of each of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which our operating subsidiaries conduct business, including qualifying our operating subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our ownership in the operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special limited voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to our common units.

If we issue additional units in the future, our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 0.1% general partner interest in us. Our general partner’s 0.1% general partner interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the aggregate percentage interest in us of our general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. To adopt a proposed amendment, other than the amendments discussed below under “— No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, Memorial Resource will own approximately 44.0% of our outstanding common units and all of our subordinated units, representing an aggregate 57.9% limited partner interest in us.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we, nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change in our fiscal year or taxable year and related changes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or the directors, officers, agents or trustees of our general partner from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	any amendment necessary to require our limited partners to provide a statement, certification or other evidence to us regarding whether such limited partner is subject to United States federal income taxation on the income generated by us and to provide for the ability of our general partner to redeem the units of any limited partner who fails to provide such statement, certification or other evidence;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect our limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of our limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our limited partners or result in our being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Any amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interest of us or our limited partners.

In addition, the partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or sale, exchange or other disposition of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of a unit majority. Finally, our general partner may consummate any merger, consolidation or conversion without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction will not result in a material amendment to our partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide our limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in us in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•	neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2021 without obtaining the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2021, our general partner may withdraw as our general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw as our general partner without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Units.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of our outstanding units may select a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a majority of our outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units, including common units held by our general partner and its affiliates. The ownership of more than 33 1/3% of our outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, Memorial Resource will own approximately 44.0% of our outstanding common units and 100% of our subordinated units representing an aggregate 57.9% limited partner interest in us.

Our partnership agreement also provides that if our general partner is removed as our general partner without cause and no units held by our general partner and its affiliates are voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the departing general partner’s general partner interest and incentive distribution rights for a cash payment equal to the fair market value of that interest. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the departing general partner’s general partner interest and incentive distribution rights for its fair market value.

In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and incentive distribution rights will automatically convert into common units equal to the fair market value of that interest as determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Units

Except for the transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner units to another person, prior to September 30, 2021, without the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer common units or subordinated units to one or more persons without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Incentive Distribution Rights

Our general partner or any other holder of incentive distribution rights may transfer any or all of its incentive distribution rights without unitholder approval.

Transfer of Ownership Interests in Our General Partner

At any time, the owner of our general partner may sell or transfer all or part of its membership interest in our general partner to an affiliate or a third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change the management of our general partner. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses limited voting rights on all of its units. This loss of limited voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of our then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by the general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting, if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special limited voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose limited voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of any common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described above under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. (This could occur, for example, if in the future we own interests in oil and natural gas leases on United States federal lands.) In order to avoid any cancellation or forfeiture, our general partner may require any limited partner or transferee to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

In addition, in such circumstance, we will have the right to acquire all (but not less than all) of the units held by such limited partner or non-citizen assignee. The purchase price for such units will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for such purchase, and such purchase price will be paid (in the sole discretion of our general partner) either in cash or by delivery of a promissory note. Any such promissory note will bear interest at the rate of 5% annually and will be payable in three equal annual installments of principal and accrued interest, commencing one year after the purchase date. Any such promissory note will also be unsecured and will be subordinated to the extent required by the terms of our other indebtedness.

Non-Taxpaying Assignees; Redemption

If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on our ability to operate our assets or generate revenues from our assets, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of limited partners (and their owners, to the extent relevant); and

•	permit us to redeem the units at their current market price held by any person whose tax status has or is reasonably likely to have a material adverse effect on our ability to operate our assets or generate revenues from our assets or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status.

A non-taxpaying assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance covering liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation, and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Immediately prior to the closing of this offering, our general partner will enter into a omnibus agreement pursuant to which, among other things, Memorial Resource will agree to provide the administrative, management, and acquisition advisory services that we believe are necessary to allow our general partner to manage, operate and grow our business, as well as the operating services that we believe are necessary to develop and operate our properties.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For financial reporting and tax purposes, our fiscal year end is December 31.

We will furnish or make available to record holders of common units, within 90 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary financial information within 45 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on the cooperation of our unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, obtain:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. In addition, our general partner and its affiliates have the right to include such securities in a registration by us or any other unitholder, subject to customary exceptions. These registration rights continue for two years following any withdrawal or removal of our general partner. In addition, we are restricted from granting any superior piggyback registration rights during this two-year period. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts. In connection with any registration of this kind, we will indemnify the unitholders participating in the registration and their officers, directors and controlling persons from and against specified liabilities, including under the Securities Act or any applicable state securities laws. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, Memorial Resource will hold an aggregate of 7,061,294 common units and 5,360,912 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A unitholder who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell his common units under Rule 144 without regard to the rule’s public information requirements, volume limitations, manner of sale provisions and notice requirements.

Our partnership agreement does not restrict our ability to issue any partnership interests. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, our common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units or other partnership interests that they hold, which we refer to as registerable securities. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any registerable securities to require registration of such registerable securities and to include any such registerable securities in a registration by us of common units or other partnership interests, including common units or other partnership interests offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following the withdrawal or removal of our general partner. In connection with any registration of units held by our general partner or its affiliates, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Except as described below, our general partner and its affiliates may sell their common units or other partnership interests in private transactions at any time, subject to compliance with certain conditions and applicable laws.

We, our general partner and certain of its affiliates and the directors and executive officers of our general partner have agreed, subject to certain exceptions, not to sell any common units for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

MATERIAL TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Akin Gump Strauss Hauer & Feld LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, existing and proposed Treasury regulations promulgated under the Internal Revenue Code, or the Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Memorial Production Partners LP and our operating company.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, or IRAs, real estate investment trusts, or REITs, or mutual funds. In addition, this discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

No ruling has been or will be requested from the Internal Revenue Service, or the IRS, regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Akin Gump Strauss Hauer & Feld LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in available cash for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Akin Gump Strauss Hauer & Feld LLP and are based on the accuracy of the representations made by us.

For the reasons described below, Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (iii) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, production, transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Akin Gump Strauss Hauer & Feld LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of our operating company for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Akin Gump Strauss Hauer & Feld LLP on such matters. It is the opinion of Akin Gump Strauss Hauer & Feld LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and our operating company will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Akin Gump Strauss Hauer & Feld LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Akin Gump Strauss Hauer & Feld LLP relied include the following:

•	Neither we nor the operating company has elected or will elect to be treated as a corporation;

•	For each taxable year of our existence, more than 90% of our gross income has been and will be income that Akin Gump Strauss Hauer & Feld LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

•	Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, natural gas, or products thereof that are held or to be held by us in activities that Akin Gump Strauss Hauer & Feld LLP has opined or will opine result in qualifying income.

We believe that these representations have been true in the past and expect that these representations will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation for U.S. federal income tax purposes in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Akin Gump Strauss Hauer & Feld LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Memorial Production Partners LP will be treated as partners of Memorial Production Partners LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Memorial Production Partners LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Items of our income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Memorial Production Partners LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Memorial Production Partners LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “— Entity-Level Collections of Unitholder Taxes,” we will not pay any U.S. federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal

Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2014, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 25% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current federal income tax law and federal income tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units;

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering; or

•	legislation is passed in response to President Obama’s Budget Proposal for Fiscal Year 2012 that would limit or repeal certain U.S. federal income tax preferences currently available to oil and gas exploration and production companies. Please read “— Tax Treatment of Operations — Recent Legislative Developments.”

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or a corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholders’ tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The at-risk limitation applies on an activity-by-activity basis, and in the case of oil and natural gas properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or natural gas property is generally required to be treated separately so that a loss from any one property would be limited to the at-risk amount for that property and not the at-risk amount for all the taxpayer’s oil and natural gas properties. It is uncertain how this rule is implemented in the case of multiple oil and natural gas properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or natural gas properties we own in computing a unitholder’s at-risk limitation with respect to us. If a unitholder were required to compute his at-risk amount separately with respect to each oil or natural gas property we own, he might not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at-risk amount with respect to his units as a whole.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest expense limitation. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates that exists at the time of such contribution, together, referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and our other unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Akin Gump Strauss Hauer & Feld LLP is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions may be subject to ordinary income tax.

Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on certain investment income earned by individuals, estates and trusts will apply for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and any gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filed separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. This election is irrevocable without the consent of the IRS unless there is a technical termination of the partnership. Please read “— Disposition of Common Units — Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (i) his share of our tax basis in our assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property subject to depreciation under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “— Uniformity of Units.”

Although Akin Gump Strauss Hauer & Feld LLP is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the fair market value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Depletion Deductions

Subject to the limitations on deductibility of losses discussed above (please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses”), unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our oil and natural gas interests. Although the Internal Revenue Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our unitholders with information relating to this computation for federal income tax purposes. Each unitholder, however, remains responsible for calculating his own depletion allowance and maintaining records of his share of the adjusted tax basis of the underlying property for depletion and other purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Internal Revenue Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative contracts or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s average net daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is unlimited.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (i) dividing the unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of natural gas) remaining as of the beginning of the taxable year and (ii) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our oil and natural gas interests or the disposition by the unitholder of some or all of his units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by our partnership, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. Moreover, the availability of percentage depletion may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “— Recent Legislative Developments.” We encourage each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Deductions for Intangible Drilling and Development Costs

We will elect to currently deduct intangible drilling and development costs, or IDCs. IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, natural gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although we will elect to currently deduct IDCs, each unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount in respect of those IDCs will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to oil and natural gas wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in oil or natural gas properties and also carries on substantial retailing or refining operations. An oil or natural gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. To qualify as an “independent producer” that is not subject to these IDC deduction limits, a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of natural gas) on average for any day during the taxable year or in the retail marketing of oil and natural gas products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted tax basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in us. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. Please read ‘‘— Disposition of Common Units — Recognition of Gain or Loss.”

The election to currently deduct IDCs may be restricted or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read ‘‘— Recent Legislative Developments.”

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to 6% of our qualified production activities income that is allocated to such unitholder, but not to exceed 50% of such unitholder’s IRS Form W-2 wages for the taxable year allocable to domestic production gross receipts.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders, and thus a unitholder’s ability to claim the Section 199 deduction may be limited.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Moreover, the availability of Section 199 deductions may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “— Recent Legislative Developments.” Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs

The cost of acquiring oil and natural gas lease or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “— Tax Treatment of Operations — Depletion Deductions.”

Geophysical Costs

The cost of geophysical exploration incurred in connection with the exploration and development of oil and natural gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred.

Operating and Administrative Costs

Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

Recent Legislative Developments

Both President Obama’s budget proposal for the Fiscal Year 2012 and the Administration’s proposed American Jobs Act of 2011 recommend changes in federal income tax laws including the elimination of certain key U.S. federal income tax preferences relating to oil and natural gas exploration and development. Changes in the proposals include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for IDCs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. Each of these changes is proposed to be effective for taxable years beginning, or in the case of costs described in (ii) and (iv), costs paid or incurred, after December 31, 2011. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our units.

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner and its affiliates, and (ii) any other offering will be borne by our general partner and other unitholders as of that time. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “— Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2012 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, in the discretion of our general partner, gain or loss realized on a sale or other disposition of our assets or any other extraordinary items of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although there is no direct or indirect controlling authority on the issue, we intend to use our proration method because simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions. Recently, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the safe harbor in the proposed regulations differs from the proration method we have adopted because the safe harbor would allocate tax items among the months based upon the relative number of days in each month, and could require certain tax items which our general partner may not consider extraordinary to be allocated to the month in which such items actually occur. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Akin Gump Strauss Hauer & Feld LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have technically terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders receiving two Schedules K-1, if the relief discussed below is unavailable) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership will be required to provide only a single Schedule K-1 to unitholders for the tax years in which the termination occurs.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Akin Gump Strauss Hauer & Feld LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Memorial Production Partners GP LLC, our general partner, as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	a statement regarding whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts.

No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is not reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. Initially, we will own property or do business in Louisiana and Texas. We may own property or do business in a number of jurisdictions in the future. Generally, each of the states in which we might do business, other than Texas, imposes a personal income tax on individuals. Most of these states also impose an income tax on corporations and other entities. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read ‘‘— Tax Consequences of Unit Ownership — Entity-Level Collections of Unitholder Taxes.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

The personal tax consequences of an investment in us may vary among unitholders under the laws of pertinent jurisdictions and, therefore, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal, tax returns that may be required of him. Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN MEMORIAL PRODUCTION PARTNERS LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA (collectively, “Similar Laws”). For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities (“IRAs”) established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors”; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that, with respect to the plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether, in certain circumstances, the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets.” Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•	the equity interests acquired by the employee benefit plan are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

•	the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

•	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above that are subject to ERISA and IRAs and other similar vehicles that are subject to Section 4975 of the Internal Revenue Code.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in the first two bullet points above.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

Citigroup Global Markets Inc., Raymond James & Associates, Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Number of
Underwriter	Common Units

Citigroup Global Markets Inc.	2,100,000
Raymond James & Associates, Inc.	2,100,000
Wells Fargo Securities, LLC	2,100,000
Barclays Capital Inc.	810,000
J.P. Morgan Securities LLC	810,000
RBC Capital Markets, LLC	810,000
Sanders Morris Harris Inc.	270,000

Total	9,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the underwriters’ option to purchase additional common units described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $0.741 per common unit. After the common units are released for sale to the public, if all the common units are not sold at the initial public offering price following a bona fide effort to do so, the underwriters may change the offering price and the other selling terms. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

If the underwriters sell more common units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,350,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

We, our general partner, certain of our general partner’s officers and directors, certain of our affiliates, and certain of their officers and directors have agreed that, subject to certain exceptions and for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., except for certain exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for common units, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, whether any such transaction described above is to be settled by delivery of common units or such other securities, in cash or otherwise.

Citigroup Global Markets Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Citigroup Global Markets Inc. does not have any present intention or any understandings, implicit or explicit, to release any of the common units or other securities subject to the lock-up agreements prior to the expiration of the lock-up period described above.

At our request, Raymond James & Associates, Inc. has established a Directed Unit Program under which they have reserved up to 5% of common units offered hereby at the public offering price for officers and directors of our general partner. The number of common units available for sale to the general public will be reduced to the extent such persons purchase common units reserved under the Directed Unit Program. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any units sold to them pursuant to this program for a period of 180 days after the date of this prospectus. This 180-day period shall be extended with respect to our issuance of an earnings release or if material news or a material event relating to us occurs, in the same manner as described above.

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

We have been approved to list our common units on NASDAQ under the symbol “MEMP.” The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet NASDAQ distribution requirements for trading.

The following table shows the underwriting discount that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	Paid by Memorial Production Partners LP
	No Exercise	Full Exercise

Per common unit	$1.235	$1.235
Total	$11,115,000	$12,782,250

We will pay Citigroup Global Markets Inc. a structuring fee equal to 0.25% of the gross proceeds of this offering for the evaluation, analysis and structuring of our partnership.

In connection with this offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional common units, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in this offering.

•	“Covered” short sales are sales of common units in an amount up to the number of common units represented by the underwriters’ option to purchase additional common units.

•	“Naked” short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters’ option to purchase additional common units.

•	Covering transactions involve purchases of common units either pursuant to the underwriters’ option to purchase additional common units or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriters must purchase common units in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in this offering.

•	To close a covered short position, the underwriters must purchase common units in the open market after the distribution has been completed or must exercise the underwriters’ option to purchase additional common units. In determining the source of common units to close the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the underwriters’ option to purchase additional common units.

•	Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that the expenses of the offering, not including the underwriting discount and structuring fee, will be approximately $10 million, all of which will be paid by us. The underwriters have agreed to reimburse us for a portion of the estimated expenses in an amount equal to 0.25% of the gross proceeds of the offering.

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking, investment banking and advisory services for us, Memorial Resource and our respective affiliates from time to time in the ordinary course of their business for which they have received customary fees and reimbursement of expenses. Affiliates of each of the underwriters will be lenders under our new revolving credit facility and will receive a portion of the net proceeds from any exercise of the underwriters’ option to purchase additional units. In addition, an affiliate of Wells Fargo Securities, LLC is a lender under each of BlueStone’s and WHT Energy Partners LLC’s credit facilities, which we expect to be repaid in connection with the closing of this offering. Other than the participation as lenders under our new revolving credit facility, none of the underwriters has provided or will provide financing, investment or advisory services to us during the 180-day period prior to or the 90-day period following the date of this prospectus. An affiliate of Wells Fargo Securities, LLC will serve as our registrar and transfer agent and will receive customary fees for such service.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views the common units offered hereby as interests in a direct participation program, there is no conflict of interest between us and the underwriters under Rule 5121 of the FINRA Rules and the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

We, our general partner and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i) if we are a CIS and are marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, Houston, Texas. Certain legal matters in connection with the common units offered by us will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The financial statement of Memorial Production Partners LP as of April 27, 2011 has been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of Memorial Production Partners LP Predecessor (as described in Note 1 to those financial statements) as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The statements of revenues and direct operating expenses of the natural gas and oil properties acquired from Forest Oil Corporation for the years ended December 31, 2009 and 2008 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The statements of revenues and direct operating expenses of the oil and gas properties acquired by BlueStone Natural Resources Holdings, LLC from BP America Production Company for the three years in the period ended December 31, 2010 have been included herein in reliance upon the report of Ernst & Young LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

The statements of revenues and direct operating expenses of the Carthage Properties that were acquired by WHT Energy Partners LLC for the years ended December 31, 2010, 2009 and 2008, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion on the statements of revenues and direct operating expenses of the Carthage Properties for the years ended December 31, 2010, 2009 and 2008 and includes explanatory paragraphs referring to (1) the purpose of the statements; and (2) the adoption of oil and gas reserve estimation and disclosure rules effective December 31, 2009). Such statements of revenues and direct operating expenses of the Carthage Properties have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Estimated quantities of our proved oil and natural gas reserves and the net present value of such reserves as of December 31, 2010 and January 1, 2011 set forth in this prospectus are based upon reserve reports prepared by us and audited by Netherland, Sewell & Associates, Inc. and upon reserve reports prepared by each of Miller and Lents, Ltd. and Netherland, Sewell & Associates, Inc.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-l regarding the units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. The registration statement, of which this prospectus forms a part, can be downloaded from the SEC’s web site.

We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years. Additionally, we intend to file periodic reports with the SEC, as required by the Securities Exchange Act of 1934.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategies;

•	ability to replace the reserves we produce through drilling and property acquisitions;

•	drilling locations;

•	oil and natural gas reserves;

•	technology;

•	realized oil and natural gas prices;

•	production volumes;

•	lease operating expenses;

•	general and administrative expenses;

•	future operating results;

•	cash flows and liquidity;

•	availability of drilling and production equipment;

•	availability of oil field labor;

•	capital expenditures;

•	availability and terms of capital;

•	marketing of oil and natural gas;

•	general economic conditions;

•	competition in the oil and natural gas industry;

•	effectiveness of risk management activities;

•	environmental liabilities;

•	counterparty credit risk;

•	governmental regulation and taxation;

•	developments in oil-producing and natural-gas producing countries; and

•	plans, objectives, expectations and intentions.

These types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements. These forward-looking statements may be found in “Summary,” “Risk Factors,” “Our Cash Distribution Policy and Restrictions on Distributions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties” and other sections of this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors described in “Risk Factors” and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

INDEX TO FINANCIAL STATEMENTS

MEMORIAL PRODUCTION PARTNERS LP
Unaudited Pro Forma Combined Financial Statements:
Introduction	F-2
Unaudited Pro Forma Combined Balance Sheet as of September 30, 2011	F-4
Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2010	F-5
Unaudited Pro Forma Combined Statement of Operations for the Nine Months Ended September 30, 2011	F-6
Notes to Unaudited Pro Forma Combined Financial Statements	F-7
Historical Balance Sheet:
Report of Independent Registered Public Accounting Firm	F-18
Balance Sheet as of April 27, 2011	F-19
Note to Balance Sheet	F-20
PREDECESSOR
Unaudited Historical Combined Financial Statements as of September 30, 2011 and December 31, 2010 and for the Nine Months Ended September 30, 2011 and September 30, 2010:
Combined Balance Sheets	F-21
Combined Statements of Operations	F-22
Combined Statement of Changes in Partners’ Capital	F-23
Combined Statements of Cash Flows	F-24
Notes to Combined Financial Statements	F-25
Historical Combined Financial Statements as of December 31, 2010 and 2009 and for the Years Ended December 31, 2010, 2009 and 2008:
Report of Independent Registered Public Accounting Firm	F-44
Combined Balance Sheets	F-45
Combined Statements of Operations	F-46
Combined Statements of Changes in Partners’ Capital	F-47
Combined Statements of Cash Flows	F-48
Notes to the Combined Financial Statements	F-49
FOREST ACQUISITION FINANCIAL STATEMENTS
Historical Statements of Revenues and Direct Operating Expenses for the years ended December 31, 2009 and 2008 and for the Six Months Ended June 30, 2010 (unaudited):
Report of Independent Registered Public Accounting Firm	F-72
Statements of Revenues and Direct Operating Expenses	F-73
Notes to Statements of Revenues and Direct Operating Expenses	F-74
BP ACQUISITION FINANCIAL STATEMENTS
Historical Statements of Revenues and Direct Operating Expenses for each of the three years in the period ended December 31, 2010, and the Three Months Ended March 31, 2011 and March 31, 2010 (unaudited):

Report of Independent Auditors	F-79
Statements of Revenues and Direct Operating Expenses	F-80
Notes to Statements of Revenues and Direct Operating Expenses	F-81
CARTHAGE PROPERTIES FINANCIAL STATEMENTS
Historical Statements of Revenues and Direct Operating Expenses for the years ended December 31, 2010, 2009 and 2008 and for the Three Months Ended March 31, 2011 and March 31, 2010 (unaudited):
Report of Independent Auditors	F-85
Statements of Revenues and Direct Operating Expenses	F-86
Notes to Statements of Revenues and Direct Operating Expenses	F-87

MEMORIAL PRODUCTION PARTNERS LP

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

Memorial Production Partners LP (the “Partnership”) is a Delaware limited partnership formed in April 2011 by Memorial Resource Development LLC (“Memorial Resource”) to own and acquire oil and natural gas properties in North America. Currently, Memorial Resource, a privately held limited liability company, owns, directly or indirectly, all of the general and limited partner interests in the Partnership. The following unaudited pro forma combined financial statements of the Partnership reflect the audited and unaudited results of BlueStone Natural Resources, LLC, certain oil and natural gas properties and related assets of Classic Hydrocarbons Holdings, L.P. and a 40% undivided interest in the oil and natural gas properties acquired on April 8, 2011 by WHT Energy Partners LLC (collectively, the “Predecessor”) on a pro forma basis to give effect to (1) certain assets acquired by the Predecessor during 2010 and the nine months ended September 30, 2011 as if those acquisitions had occurred on September 30, 2011 for pro forma balance sheet purposes and on January 1, 2010 for pro forma income statement purposes, and (2) the Contribution and the Offering described below.

The Predecessor’s properties that will be acquired by us in the Contribution include the following:

•	certain of the oil and natural gas properties and related assets acquired by the Predecessor from Forest Oil Corporation (“Forest Oil”) on June 30, 2010;

•	oil and natural gas properties and related assets acquired by the Predecessor from BP America Production Company (“BP”) on May 31, 2011; and

•	40% of the oil and natural gas properties and related assets acquired by WHT Energy Partners LLC (“WHT”), an indirect majority-owned subsidiary of Memorial Resource, from a third party on April 8, 2011 (the “Carthage Properties”).

For periods after April 8, 2011, the Carthage Properties are included in our Predecessor.

The Contribution.  Effective upon the closing of the initial public offering of common units of the Partnership, the Partnership will acquire, for a combination of cash and newly-issued common units and subordinated units, (i) 100% of the membership interests of Columbus Energy, LLC, which owns substantially all of the oil and natural gas properties and related assets currently directly or indirectly owned by BlueStone Natural Resources, LLC, a majority-owned subsidiary of Memorial Resource, (ii) 100% of the membership interests of ETX I LLC, which owns a 40% undivided interest in the Carthage Properties, and (iii) certain oil and natural gas properties, commodity derivative contracts and related assets currently owned by Classic Hydrocarbons Holdings, L.P., a majority-owned subsidiary of Memorial Resource (collectively, the “Contribution”).

The Offering.  For purposes of the unaudited pro forma combined financial statements, the Offering is defined as the issuance and sale to the public of 9,000,000 common units of the Partnership contemplated by this prospectus, the borrowing of $130 million by the Partnership under a new revolving credit facility, and the application by the Partnership of the net proceeds from such issuance and borrowing as described in “Use of Proceeds” (collectively, the “Offering”). The net proceeds from the sale of the common units will be $150 million.

The unaudited pro forma combined balance sheet of the Partnership is based on the unaudited historical combined balance sheet of the Predecessor as of September 30, 2011 and includes pro forma adjustments to give effect to the Contribution and the Offering as if they had occurred on September 30, 2011.

The unaudited pro forma combined statements of operations of the Partnership are based on (i) the unaudited historical combined statements of operations of the Predecessor for the nine months ended September 30, 2011 and the audited historical combined statement of operations of the Predecessor for the year ended December 31, 2010, each period having been adjusted to give effect to the Contribution and the Offering as if they occurred on January 1, 2010, (ii) the historical statements of revenues and direct operating expenses of certain natural gas and oil properties acquired from Forest Oil and BP and the Carthage Properties included elsewhere in this registration statement, and (iii) historical accounting records of the sellers for the periods after March 31, 2011 through the closing date of the respective acquisitions.

The unaudited pro forma combined financial statements have been prepared on the basis that the Partnership will be treated as a partnership for federal income tax purposes. The unaudited pro forma combined financial statements should be read in conjunction with the notes thereto and with the audited historical combined financial statements and related notes of the Predecessor, as well as the other historical statements of revenues and direct operating expenses, included elsewhere in this prospectus.

The pro forma adjustments to the unaudited and audited historical combined financial statements are based on currently available information and certain estimates and assumptions. The actual effect of the transactions discussed in the accompanying notes ultimately may differ from the unaudited pro forma adjustments included herein. However, management believes that the assumptions utilized to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the transactions as currently contemplated and that the unaudited pro forma adjustments are factually supportable, give appropriate effect to the expected impact of events that are directly attributable to the transactions, and reflect those items expected to have a continuing impact on the Partnership.

The unaudited pro forma combined financial statements of the Partnership are not necessarily indicative of the results that actually would have occurred if the Partnership had completed the Contribution or the Offering on the dates indicated or which could be achieved in the future because they necessarily exclude various operating expenses.

MEMORIAL PRODUCTION PARTNERS LP

UNAUDITED PRO FORMA COMBINED BALANCE SHEET AS OF SEPTEMBER 30, 2011

(In thousands)

						Partnership
		Predecessor	Pre-offering	Offering		Pro
	Predecessor	Retained	Partnership	Related		Forma as
	Historical	Operations	Pro Forma	Adjustments		Adjusted
		(a)

ASSETS
Current assets:
Cash and cash equivalents	$10,048	$(10,048)	$—	$130,000	(b)	$—
				171,000	(c)
				(84,035	)(d)
				(196,265	)(d)
				(20,700	)(e)
Accounts receivable:
Oil and natural gas sales	8,828	(8,828)	—			—
Accounts receivable — affiliates	3,303	(3,303)	—			—
Joint interest owners and other	2,332	(2,332)	—			—
Short-term derivative instruments	10,140	—	10,140			10,140
Prepaid expenses and other current assets	759	(759)	—			—

Total current assets	35,410	(25,270)	10,140	—		10,140
Property and equipment, at cost:
Oil and natural gas properties, successful efforts method	517,397	(19,227)	498,170			498,170
Other	3,428	(1,304)	2,124			2,124
Accumulated depreciation, depletion and impairment	(97,749)	9,429	(88,320)			(88,320)

Oil and natural gas properties, net	423,076	(11,102)	411,974	—		411,974
Long-term derivative instruments	9,341	—	9,341			9,341
Other long-term assets	1,497	—	1,497	1,600	(e)	1,600
				(1,497	)(h)

Total assets	$469,324	$(36,372)	$432,952	$103		$433,055

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$2,703	$(2,703)	—	$—		$—
Revenues payable	7,087	(7,087)	—	—		—
Accrued liabilities	8,614	(8,614)	—	—		—
Current portion of long-term debt	81	(6)	75	(75	)(d)	—
Short-term derivative instruments	1,635	—	1,635	—		1,635
Asset retirement obligations	25	—	25	—		25

Total current liabilities	20,145	(18,410)	1,735	(75)		1,660
Long-term debt	203,147	(6,957)	196,190	130,000	(b)	130,000
				(196,190	)(d)
Deferred tax liabilities	935	—	935	—		935
Asset retirement obligations	14,510	(822)	13,688	—		13,688
Long-term derivative instruments	729	—	729	—		729
Other long-term liabilities	422	(35)	387	—		387

Total liabilities	239,888	(26,224)	213,664	(66,265)		147,399
Partners’ capital	229,436	(10,148)	219,288	171,000	(c)	285,656
				(84,035	)(d)
				(19,100	)(e)
				(1,497	)(h)

Total liabilities and partners’ capital	$469,324	$(36,372)	$432,952	$103		$433,055

See accompanying notes to the unaudited pro forma combined financial statements.

MEMORIAL PRODUCTION PARTNERS LP

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

(In thousands, except per unit amounts)

		Partnership	Predecessor	Pre-Offering	Offering		Partnership
	Predecessor	Properties	Retained	Partnership	Related		Pro Forma
	Historical	Adjustments	Operations	Pro Forma	Adjustments		as Adjusted
		(f)	(a)

Revenues:
Oil & natural gas sales	$37,308	$52,234	$(1,780)	$87,762	$—		$87,762
Other income	1,433	—	(29)	1,404	—		1,404

Total revenues	38,741	52,234	(1,809)	89,166	—		89,166
Costs and expenses:
Lease operating	13,974	10,280	(1,202)	23,052	—		23,052
Exploration	39		(3)	36	—		36
Production taxes	2,112	5,432	(157)	7,387	—		7,387
Depreciation, depletion and amortization	20,066	16,640	(1,934)	34,772	—		34,772
Impairment of proved oil and natural gas properties	11,800	—	(2,291)	9,509	—		9,509
General and administrative	6,116	—	(297)	5,819	—		5,819
Accretion	663	448	(39)	1,072	—		1,072
Gain on derivative instruments	(10,264)	—	—	(10,264)	—		(10,264)
Gain on sale of properties	(1)	—	1	—	—		—
Other, net	890	—	—	890	—		890

Total costs and expenses	45,395	32,800	(5,922)	72,273	—		72,273
Operating (loss) income	(6,654)	19,434	4,113	16,893	—		16,893
Interest expense	(4,438)	—	294	(4,144)	(3,705	)(g)	(4,105)
					4,144	(g)
					(400	)(h)
Income tax expense	(225)	—	—	(225)	—		(225)

Net (loss) income	$(11,317)	$19,434	$4,407	$12,524	$39		$12,563

General partner’s interest in net income	$13
Limited partners’ interest in net income	$12,550
Net income per limited partner units:
Common units (basic)	$0.59
Subordinated units	$0.59
Common units (diluted)	$0.59
Weighted-average limited partner units outstanding:
Common units (basic)	16,061
Subordinated units	5,361
Common units (diluted)	21,422

See accompanying notes to the unaudited pro forma combined financial statements.

MEMORIAL PRODUCTION PARTNERS LP

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(In thousands, except per unit amounts)

							Partnership
		Partnership	Predecessor	Pre-Offering	Offering		Pro
	Predecessor	Properties	Retained	Partnership	Related		Forma as
	Historical	Adjustments	Operations	Pro Forma	Adjustments		Adjusted
		(f)	(a)

Revenues:
Oil & natural gas sales	$54,086	$12,758	$(1,381)	$65,463	$—		$65,463
Other income	599	—	(11)	588	—		588

Total revenues	54,685	12,758	(1,392)	66,051	—		66,051
Costs and expenses:
Lease operating	18,172	2,501	(1,315)	19,358	—		19,358
Exploration	56	—	(56)	—	—		—
Production taxes	3,259	1,507	88	4,854	—		4,854
Depreciation, depletion and amortization	17,840	4,540	(1,009)	21,371	—		21,371
Impairment of proved oil and natural gas properties	3,047	—	(3,047)	—	—		—
General and administrative	5,765	—	(180)	5,585	—		5,585
Accretion	748	91	(39)	800	—		800
Gain on derivative instruments	(13,785)	—	—	(13,785)	—		(13,785)
Gain on sale of properties	(62,764)	—	744	(62,020)	—		(62,020)
Other, net	802	—	—	802	—		802

Total costs and expenses	(26,860)	8,639	(4,814)	(23,035)	—		(23,035)
Operating (loss) income	81,545	4,119	3,422	89,086	—		89,086
Interest expense	(5,433)	—	186	(5,247)	(2,779	)(g)	(3,079)
					5,247	(g)
					(300	)(h)
Income tax expense	(122)	—	—	(122)			(122)

Net (loss) income	$75,990	$4,119	$3,608	$83,717	$2,168		$85,885

General partner’s interest in net income	$86
Limited partners’ interest in net income	$85,799
Net income per limited partner units:
Common units (basic)	$4.01
Subordinated units	$4.01
Common units (diluted)	$4.01
Weighted-average limited partner units outstanding:
Common units (basic)	16,061
Subordinated units	5,361
Common units (diluted)	21,422

See accompanying notes to the unaudited pro forma combined financial statements.

MEMORIAL PRODUCTION PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Note 1 —	Basis of Presentation, the Offering, and Other Transactions

The unaudited pro forma combined balance sheet of Memorial Production Partners LP (the “Partnership”) as of September 30, 2011, is based on the unaudited historical combined balance sheet of the Predecessor and includes pro forma adjustments to give effect to the Contribution and the Offering as if they occurred on September 30, 2011.

The unaudited pro forma combined statements of operations of the Partnership are based on the unaudited historical combined statement of operations of the Predecessor for the nine months ended September 30, 2011 and the audited historical combined statement of operations of the Predecessor for the year ended December 31, 2010, each period having been adjusted to give effect to the acquisitions of the Forest Oil, BP and Carthage Properties described below, and the Contribution and the Offering, as if they occurred on January 1, 2010.

The Statements of Revenues less Direct Operating Expenses related to the oil and gas properties acquired from Forest Oil, BP and the Carthage Properties are reflective of oil and natural gas properties accumulated through a series of acquisitions identified below by the Predecessor.

The unaudited pro forma combined financial statements give effect to the contribution of certain oil and natural gas properties and related assets (the “Partnership Properties”) at the closing of the Offering, as follows:

•	The sale and contribution to the Partnership of oil and natural gas properties and related assets owned by the Predecessor, including:

•	oil and natural gas properties and related assets acquired by the Predecessor from Forest Oil on June 30, 2010 (other than those transferred to BP on May 31, 2011);

•	oil and natural gas properties and related assets acquired by the Predecessor from a third party on April 8, 2011; and

•	oil and natural gas properties and related assets acquired by the Predecessor from BP on May 31, 2011;

•	The contribution by the Predecessor to the Partnership of certain derivative contracts, which will be used to manage exposure to oil and natural gas price volatility related to the production from the Partnership Properties;

•	The retention by the Predecessor of certain oil and natural gas interests and all other assets, liabilities and operations not sold or contributed to the Partnership;

•	The issuance by the Partnership of 7,061,294 common units and 5,360,912 subordinated units and the payment and distribution of $280.3 million in cash as consideration for the sale and contribution of the properties noted above; and

•	The contribution to the Partnership by the general partner of the Partnership of $0.4 million in cash and the issuance of 21,444 general partner units to the general partner in respect of that contribution.

Because the Partnership Properties are currently owned by the Predecessor, and the Predecessor is under the common control of Memorial Resource, the sale and contribution of the Partnership Properties to the Partnership are accounted for as a combination of entities under common control, whereby the assets and liabilities sold and contributed will be recorded based on the Predecessor’s historical cost.

MEMORIAL PRODUCTION PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

The unaudited pro forma combined financial statements give effect to the Offering as follows:

•	The issuance and sale by the Partnership of 9,000,000 common units to the public in the initial public offering at an initial public offering price of $19.00 per unit, resulting in gross proceeds to the Partnership of $171 million, before deduction of estimated underwriting discounts, a structuring fee and estimated offering expenses of $21 million including $1.6 million of estimated deferred financing fees related to the establishment of the new revolving credit facility;

•	Borrowings by the Partnership of $130 million under a new revolving credit facility; and

•	The contribution to the Partnership by the general partner of the Partnership of $0.4 million in cash and the issuance of 21,444 general partner units to the general partner in respect of that contribution.

Note 2 —	Pro Forma Adjustments and Assumptions

Unaudited pro forma combined balance sheet

(a) Adjustments to reflect the assets, liabilities, revenues and expenses that will be retained by the Predecessor, and thus will not be contributed to the Partnership. The adjustment applied to the historical basis of each account was based on either specific identification or an allocation by percentage of the relative fair value of the oil and natural gas assets contributed and the relative fair value of the oil and natural gas properties retained. General and administrative expenses are allocated based on the well count for the properties retained by the Predecessor.

(b) Pro forma adjustment to reflect the cash proceeds related to borrowings by the Partnership of $130 million under a new revolving credit facility.

(c) Pro forma adjustment to reflect gross cash proceeds of approximately $171 million from the issuance and sale of 9,000,000 common units by the Partnership at an initial public offering price of $19.00 per unit.

(d) Pro forma adjustments to record the use of the $280.3 million of net proceeds from the Offering paid and distributed to Memorial Resource, shown as follows:

(1) To reflect the use by the Predecessor of $196.3 million in proceeds to repay indebtedness previously incurred in connection with the acquisition of certain of the Partnership Properties by the Predecessor; and

(2) To reflect a $84.0 million cash distribution made to Memorial Resource for the remaining purchase price of the Partnership Properties. This $84.0 million is reflected net of the $0.4 million cash contribution by the general partner for 21,444 general partner units.

For further discussion on the application of the net proceeds from the Offering, please read “Use of Proceeds.”

(e) Pro forma adjustment to reflect estimated deferred financing costs of $1.6 million related to establishment of the new revolving credit facility, underwriting discounts of $11.1 million and estimated offering expenses of $8.0 million.

MEMORIAL PRODUCTION PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

Unaudited pro forma statements of operations

(f) The adjustments reflect the pro forma revenues and expenses associated with the Partnership Properties, as summarized below.

Year Ended December 31, 2010

	Forest	Carthage	BP
	Properties	Properties	Properties
	Revenues &	Revenues &	Revenues &	Additional
	Direct	Direct	Direct	Adjustments		Partnership
	Operating	Operating	Operating	for Property		Properties
	Expenses	Expenses	Expenses	Acquisitions		Adjustments
	(1)	(2)	(3)
	(In thousands)

Revenues:
Oil & natural gas sales	$8,668	$64,738	$18,896	$(37,005	)(4)	$52,234
				(3,063	)(8)
Other income	—	—	—	—		—

Total revenues	8,668	64,738	18,896	(40,068)		52,234
Costs and expenses:
Lease operating	1,975	9,830	4,373	(5,898	)(4)	10,280
Transportation	—	3,063	—	(3,063	)(8)
Exploration	—	—	—	—		—
Production taxes	882	4,799	2,630	(2,879	)(4)	5,432
Depreciation, depletion and amortization	—	—	—	4,430	(7)	16,640
				4,976	(5)
				7,234	(6)
Impairment of proved oil and natural gas properties	—	—	—	—		—
General and administrative	—	—	—	—		—
Accretion	—	—	—	148	(7)	448
				239	(5)
				61	(6)
(Gain)/loss on derivative instruments	—	—	—	—		—
Gain on sale of properties	—	—	—	—		—
Other, net	—	—	—	—		—

Total costs and expenses	2,857	17,692	7,003	5,248		32,800

Operating (loss) income	5,811	47,046	11,893	(45,316)		19,434
Interest expense	—	—	—	—		—

Net (loss) income	$5,811	$47,046	$11,893	$(45,316)		$19,434

MEMORIAL PRODUCTION PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

Nine Months Ended September 30, 2011

	Carthage	BP
	Properties	Properties	Additional
	Revenues &	Revenues &	Adjustments
	Direct	Direct	for		Partnership
	Operating	Operating	Property		Properties
	Expenses	Expenses	Acquisitions		Adjustments
	(2)	(3)
	(In thousands)

Revenues:
Oil & natural gas sales	$15,069	$3,732	$(8,563	)(4)	$12,758
			(798	)(8)
			483	(9)
			2,835	(10)
Other income	—	—	—		—

Total revenues	15,069	3,732	(6,043)		12,758
Costs and expenses:
Lease operating	2,124	993	(1,275	)(4)	2,501
			65	(9)
			594	(10)
Transportation	798	—	(798	)(8)	—
Exploration	—	—	—		—
Production taxes	1,142	579	(685	)(4)	1,507
			41	(9)
			430	(10)
Depreciation, depletion and amortization	—	—	1,361	(5)	4,540
			3,179	(6)
Impairment of proved oil and natural gas properties	—	—	—		—
General and administrative	—	—	—		—
Accretion	—	—	65	(5)	91
	—	—	26	(6)	—
(Gain)/loss on derivative instruments	—	—	—		—
Gain on sale of properties	—	—	—		—
Other, net	—	—	—		—

Total costs and expenses	4,064	1,572	3,003		8,639

Operating (loss) income	11,005	2,160	(9,046)		4,119
Interest expense	—	—	—		—

Net (loss) income	$11,005	$2,160	$(9,046)		$4,119

(1)	Adjustments reflect the actual historical revenues and direct operating expenses of the properties acquired by BlueStone on June 30, 2010.

(2)	Adjustments reflect the actual historical revenues and direct operating expenses of the properties acquired by WHT on April 8, 2011, as noted above, for the three month period ended March 31, 2011. Historical lease operating statements by individual asset were used as the basis for the revenues and direct

MEMORIAL PRODUCTION PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

operating expenses. See footnote (9) for discussion related to the properties pro forma and actual historical results subsequent to March 31, 2011.

(3)	Adjustments reflect the actual historical revenues and direct operating expenses of the BP properties acquired by the Predecessor on May 31, 2011, as noted above, for the three month period ended March 31, 2011. Historical lease operating statements by individual asset were used as the basis for the revenues and direct operating expenses. See footnote (10) for discussion related to the properties pro forma and actual historical results subsequent to March 31, 2011.

(4)	Pro forma adjustments to reflect the 60% of the revenues and direct operating expenses associated with the properties acquired by WHT on April 8, 2011 that are not being sold and contributed to the Partnership in the Contribution. These adjustments are net of the reclassification described in footnote (8) below.

(5)	Pro forma adjustments to reflect the depletion and depreciation on property and equipment and the accretion expense on asset retirement obligations prior to the closing date of April 8, 2011 associated with the Carthage Properties. The adjustments reflect the Partnership’s 40% share of the properties acquired by WHT on April 8, 2011.

(6)	Pro forma adjustments to reflect the depletion and depreciation on property and equipment and the accretion expense on asset retirement obligations prior to the closing date of May 31, 2011 associated with the BP properties acquired by the Predecessor.

(7)	Pro forma adjustments to reflect the depletion and depreciation on property and equipment and the accretion expense on asset retirement obligations for the period January 1, 2010 through June 30, 2010 associated with the Forest Oil properties acquired by the Predecessor. On June 30, 2010, the Predecessor purchased certain oil and natural gas properties from Forest Oil for approximately $65.9 million. The actual results of the Forest Oil properties acquired are included in the Predecessor’s statement of operations for the periods subsequent to June 30, 2010. Accordingly, the pro forma combined statement of operations for the year ended December 31, 2010 is only adjusted for the revenues and operating expenses of the Forest Oil properties from January 1, 2010 to June 30, 2010.

(8)	Amounts represent historical transportation and marketing costs related to the Carthage Properties for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively. The seller of the Carthage Properties previously recorded these amounts within expenses, as they paid such amounts on a gross basis to a third-party transportation and marketing company. However, WHT receives a wellhead price from the third-party purchasers that is net of transportation and marketing costs, and therefore, records these costs on a net basis within revenue. As a result, all transportation and marketing expenses associated with the properties acquired by WHT on April 8, 2011 have been reclassified from expenses to within revenue on the pro forma combined statements of operations to reflect the Partnership’s net presentation of such costs subsequent to the acquisition of the Carthage Properties but prior to the adjustments shown in footnote (3) above. Finally, the pro forma adjustments for the period subsequent to March 31, 2011 until the closing date of April 8, 2011 were calculated net of transportation and marketing costs.

(9)	Pro forma adjustments to reflect the revenues, lease operating expenses and production taxes associated with the Partnership’s 40% interest in the Carthage Properties acquired by WHT for the period subsequent to March 31, 2011 until the closing date of April 8, 2011. The properties’ actual results subsequent to the closing date of their respective acquisition are included in the Predecessor’s statement of operations.

(10)	Pro forma adjustments to reflect the revenues, lease operating expenses and production taxes associated with the BP properties acquired by the Predecessor for the period subsequent to March 31, 2011 until the closing date of May 31, 2011. The properties’ actual results subsequent to the closing date of their respective acquisition are included in the Predecessor’s statement of operations.

MEMORIAL PRODUCTION PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

(g) Pro forma adjustment to reflect the reduction in interest expense associated with the repayment of Predecessor debt and to reflect the incurrence of interest expense on $130 million of borrowings by the Partnership under a new revolving credit facility at LIBOR plus 2.00% and expenses on unused borrowing base, or 2.85%. A one-eighth percentage point change in the interest rate would change pro forma interest expense by $0.2 million for the year ended December 31, 2010 and $0.1 million for the nine months ended September 30, 2011.

(h) Pro forma adjustment to reflect the write-off of unamortized deferred financing costs (balance sheet) upon repayment of debt assumed from the Predecessor and the subsequent amortization of deferred financing costs (statements of operations) over the Partnership’s new revolving credit facility’s 5-year life.

Note 3 —	Pro Forma Net Income Per Limited Partner Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to holders of common units, after deducting the general partner’s 0.1% interest in pro forma net income, by the number of common units and subordinated units expected to be outstanding at the closing of the Offering. For purposes of this calculation, we assumed the aggregate number of common units was 16,061,294 million and subordinated units was 5,360,912. All units were assumed to have been outstanding since January 1, 2010. Basic and diluted pro forma net income per unit are equivalent as there will be no dilutive units at the date of the closing of the Offering of the common units of the Partnership.

Note 4 —	Pro Forma Standardized Measure of Discounted Future Net Cash Flows

Estimated Quantities of Proved Oil and Natural Gas Reserves

Users of this information should be aware that the process of estimating quantities of “proved” and “proved developed” oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. As a result, revisions to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure reserve estimates reported represent the most accurate assessments possible, the subjective decisions and variances in available data for various reservoirs make these estimates generally less precise than other estimates included in the financial statement disclosures.

Proved reserves are those quantities of oil and natural gas that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

The following table illustrates the Partnership’s pro forma estimated net proved reserves, including changes in proved reserves, for the periods indicated. The oil price as of December 31, 2010, is based on the twelve month unweighted average of the first of the month prices of the West Texas Intermediate (Plains) posted price which equates to $75.96 per barrel. The oil and natural gas liquids prices were adjusted by lease for quality, transportation fees, and regional price differentials.

The gas price as of December 31, 2010, is based on the twelve month unweighted average of the first of the month prices of the Henry Hub spot price which equates to $4.376 per MMBtu. All prices are adjusted by

MEMORIAL PRODUCTION PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

lease for quality of energy content, transportation fees, and regional price differentials. All prices are held constant in accordance with SEC rules. All proved reserves are located in South and East Texas.

The following tables detail the underlying sources of our pro forma reserves by commodity:

	Year Ended December 31, 2010
	Proved Oil Reserves (MBbls)
				Less: Non-
	Predecessor		Carthage	Partnership	Pro Forma	Pro Forma
	Historical	BP Properties	Properties(1)	Properties	Adjustments(2)	Partnership

Proved developed and undeveloped reserves:
Beginning of year	739	69	986	34	—	1,760
Extensions and discoveries	58	—	—	—	—	58
Purchase of minerals in place	259	—	—	—	—	259
Production	(45)	(9)	(51)	—	(2)	(107)
Sale of minerals in place	—	—	—	—	—	—
Revision of previous estimates	5	5	2	(11)	9	32

End of year	1,016	65	937	23	7	2,002

Proved developed reserves:
Beginning of year	687	69	809	26	—	1,539
End of year	904	65	760	18	7	1,718
Proved undeveloped reserves:
Beginning of year	52	—	177	8	—	221
End of year	112	—	177	5	—	284

MEMORIAL PRODUCTION PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2010
	Proved Natural Gas Reserves (MMcf)
				Less: Non-
	Predecessor		Carthage	Partnership	Pro Forma	Pro Forma
	Historical	BP Properties	Properties(1)	Properties	Adjustments(2)	Partnership

Proved developed and undeveloped reserves:
Beginning of year	61,652	49,383	85,829	3,380	—	193,484
Extensions and discoveries	7,602	—	—	—	—	7,602
Purchase of minerals in place	78,046	—	—	—	—	78,046
Production	(7,314)	(4,787)	(3,436)	—	(1,176)	(16,713)
Sale of minerals in place	—	—	—	—	—	—
Revision of previous estimates	11,190	2,089	214	729	10,493	23,257

End of year	151,176	46,685	82,607	4,109	9,317	285,676

Proved developed reserves:
Beginning of year	47,809	49,383	62,217	3,057	—	156,352
End of year	123,529	46,685	58,925	2,740	9,317	235,716
Proved undeveloped reserves:
Beginning of year	13,843	—	23,612	324	—	37,131
End of year	27,647	—	23,682	1,369	—	49,960

	Year Ended December 31, 2010
	Proved Natural Gas Liquids Reserves (MBbls)
				Less: Non-
	Predecessor		Carthage	Partnership	Pro Forma	Pro Forma
	Historical	BP Properties	Properties(1)	Properties	Adjustments(2)	Partnership

Proved developed and undeveloped reserves:
Beginning of year	—	—	4,224	—	—	4,224
Extensions and discoveries	212	—	—	—	—	212
Purchase of minerals in place	—	—	—	—	—	—
Production	(34)	—	(180)	—	(58)	(272)
Sale of minerals in place	—	—	—	—	—	—
Revision of previous estimates	271	—	8	—	59	338

End of year	449	—	4,052	—	1	4,502

Proved developed reserves:
Beginning of year	—	—	3,060	—	—	3,060
End of year	206	—	2,885	—	1	3,092
Proved undeveloped reserves:
Beginning of year	—	—	1,164	—	—	1,164
End of year	243	—	1,167	—	—	1,410

(1)	Reflects the Partnership’s 40% interest in the Carthage Properties acquired by WHT.

MEMORIAL PRODUCTION PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

(2)	Consists of revisions to previous estimates of proved reserves related primarily to oil and gas properties acquired by the Predecessor from BP in 2011 and production related to the Forest Properties acquired by the Predecessor on June 30, 2010.

The following table includes a summarized view of our pro forma reserves for the year ended December 31, 2010:

	Year Ended December 31, 2010
			NGL	Equivalent
	Oil (MBbls)	Gas (MMcf)	(MBbls)	(Mmcfe)

Proved developed and undeveloped reserves:
Beginning of year	1,760	193,484	4,224	229,387
Extensions and discoveries	58	7,602	212	9,229
Purchase of minerals in place	259	78,046	—	79,600
Production	(107)	(16,713)	(272)	(18,985)
Sale of minerals in place	—	—	—	—
Revision of previous estimates	32	23,257	338	25,466

End of year	2,002	285,676	4,502	324,697
Proved developed reserves:
Beginning of year	1,539	156,352	3,060	183,946
End of year	1,718	235,716	3,092	264,572
Proved undeveloped reserves:
Beginning of year	221	37,131	1,164	45,441
End of year	284	49,960	1,410	60,125

The SEC amended its definitions of oil and natural gas reserves effective December 31, 2009. Previous periods were not restated for the new rules. Key revisions include a change in pricing used to prepare reserve estimates to a twelve month unweighted average of the first-day-of-the-month prices, the inclusion of non-traditional resources in reserves, definitional changes, and allowing the application of reliable technologies in determining proved reserves, and other new disclosures.

The reserves described above have been estimated by management, using deterministic methods. For wells classified as proved developed producing where sufficient production history existed, reserves were based on individual well performance evaluation and production decline curve extrapolation techniques. For undeveloped locations and wells that lack sufficient production history, reserves were based on analogy to producing wells within the same area exhibiting similar geologic and reservoir characteristics, combined with volumetric methods. The volumetric estimates were based on geologic maps and rock and fluid properties derived from well logs, core data, pressure measurements, and fluid samples. Well spacing was determined from drainage patterns derived from a combination of performance-based recoveries and volumetric estimates for each area or field. Proved undeveloped locations were limited to areas of uniformly high quality reservoir properties, between existing commercial producers.

Standardized Measure of Discounted Future Net Cash Flows Relating to Oil and Gas Reserves

The following Standardized Measure of Discounted Future Net Cash Flow information has been developed utilizing ASC 932, Extractive Activities — Oil and Gas, (ASC932) procedures and based on oil and natural gas reserve and production volumes estimated by the Partnership’s engineering staff. It can be used for some comparisons, but should not be the only method used to evaluate the Partnership Properties or their performance. Further, the information in the following table may not represent realistic assessments of future

MEMORIAL PRODUCTION PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

cash flows, nor should the Standardized Measure of Discounted future Net Cash Flow be viewed as representative of the current value of the Partnership Properties.

The Partnership believes that the following factors should be taken into account when reviewing the following information:

•	future costs and selling prices will probably differ from those required to be used in these calculations;

•	due to future market conditions and governmental regulations, actual rates of production in future years may vary significantly from the rate of production assumed in the calculations;

•	a 10% discount rate may not be reasonable as a measure of the relative risk inherent in realizing future net oil and natural revenues; and

•	the effects of federal income taxes have been excluded.

Under the Standardized Measure, for the year ended December 31, 2010 the future cash inflows were estimated by applying unweighted twelve month average of the first day of the month cash price quotes to the estimated future production of period end proved reserves. The resulting net cash flows are reduced to present value amounts by applying a 10% discount factor. Use of a 10% discount rate and the unweighted twelve month average prices were required.

			Non-
	Predecessor	Contribution	Partnership	Pro Forma	Pro Forma
	Historical	Adjustments(3)	Properties	Adjustments (1)	Partnership

Future cash inflows	$780,477	$750,264	$18,491	$41,345	$1,553,595
Future production costs	(291,486)	(250,185)	(8,808)	(32,628)	(565,491)
Future development costs	(68,046)	(40,321)	(3,686)	—	(104,681)
Future income tax expense(2)	(5,463)	(5,252)	(129)	(289)	(10,875)

Future net cash flows before 10% discount	415,482	454,506	5,868	8,428	872,548
10% annual discount for estimated timing of cash flows	(231,667)	(276,336)	(2,540)	(7,887)	(513,350)

Standardized measure of discounted future net cash flows	$183,815	$178,170	$3,328	$541	$359,198

(1)	Consists of revisions to previous estimates of proved reserves related primarily to oil and gas properties acquired by the Predecessor from BP in 2011.

(2)	Represents future amounts owed associated with Texas margin tax.

(3)	Represents amounts associated with the BP and Carthage properties, which were acquired in 2011.

MEMORIAL PRODUCTION PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

The following tabulation is a summary of changes between the total standardization measure of discounted future net cash flows at the beginning and end of 2010:

December 31, 2010
(In thousands)

Beginning of year	$215,970
Sale of oil and natural gas produced, net of production costs	(52,623)
Purchase of minerals in place	104,729
Sales of minerals in place	—
Extensions and discoveries	8,526
Changes in income taxes, net	(1,747)
Changes in prices and costs	57,481
Previously estimated development costs incurred	2,229
Net changes in future development costs	(4,948)
Revisions of previous quantities	15,646
Accretion of discount	21,584
Changes in production rates and other	(7,649)

End of year	$359,198

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Memorial Production Partners GP LLC:

We have audited the accompanying balance sheet of Memorial Production Partners LP as of April 27, 2011. This financial statement is the responsibility of the Memorial Production Partners LP’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Memorial Production Partners LP as of April 27, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Dallas, TX
June 22, 2011

MEMORIAL PRODUCTION PARTNERS LP

BALANCE SHEET AS OF APRIL 27, 2011 AND SEPTEMBER 30, 2011

	April 27, 2011	September 30, 2011
		(Unaudited)

Assets
Cash	—	—

Total assets	$—	$—

Partners’ capital
Limited partners’ capital	999	999
General partners’ capital	1	1
Receivable from partners	(1,000)	(1,000)

Total partners’ capital	$—	$—

See accompanying notes to financial statements.

MEMORIAL PRODUCTION PARTNERS LP

NOTE TO BALANCE SHEET

Note 1 —	Organization

Memorial Production Partners LP (the “Partnership”) is a limited partnership formed in April 2011 by Memorial Resource Development LLC (“Memorial Resource”) to own and acquire oil and natural gas properties and related assets of Columbus Energy, LLC, a wholly-owned subsidiary of BlueStone Natural Resources Holdings, LLC, a majority-owned subsidiary of Memorial Resource, certain oil and natural gas properties and related assets currently owned by Classic Hydrocarbons Holdings, L.P., a majority-owned subsidiary of Memorial Resource and all of the oil and natural gas properties and related assets of ETX I LLC, a wholly-owned subsidiary of WHT Energy Partners LLC, a majority-owned subsidiary of Memorial Resource. The Partnership intends to operate the acquired assets through a wholly-owned limited liability company. In connection with its formation, the Partnership will issue (a) a 0.1% general partner interest to Memorial Production Partners GP LLC, its general partner and (b) a 99.9% limited partner interest to Memorial Resource, its organizational limited partner. The Partnership plans to pursue an initial public offering of its common units representing limited partner interests (the “Offering”). Separately, the Partnership will issue to Memorial Resource subordinated and common units representing additional limited partner interests, and an aggregate 0.1% general partner interest to Memorial Production Partners GP LLC.

Memorial Production Partners GP LLC, as general partner, has committed to contribute $1 and Memorial Resource, as the initial limited partner, has committed to contribute $999 in the aggregate to the Partnership as of April 27, 2011. These contributions receivable are reflected as a reduction to equity in accordance with generally accepted accounting principles. The accompanying financial statement reflects the financial position of the Partnership immediately subsequent to this initial capitalization. There have been no other transactions involving the Partnership since April 27, 2011. The balance sheet as of September 30, 2011 is unaudited and management has presented the information subject to normal and recurring adjustments standard disclosure.

PREDECESSOR

COMBINED BALANCE SHEETS AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

		Pro forma
	September 30, 2011	September 30, 2011	December 31, 2010
	(Unaudited)	(Unaudited)
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$10,048	$10,048	$5,654
Accounts receivable:
Oil and natural gas sales	8,828	8,828	6,175
Accounts receivable-affiliates	3,303	3,303	—
Joint interest owners and other	2,332	2,332	3,848
Short-term derivative instruments	10,140	10,140	3,791
Prepaid expenses and other current assets	759	759	771

Total current assets	35,410	35,410	20,239
Property and equipment, at cost:
Oil and natural gas properties, successful efforts method	517,397	517,397	314,975
Other	3,428	3,428	2,553

	520,825	520,825	317,528
Accumulated depreciation, depletion and impairment	(97,749)	(97,749)	(93,224)

Oil and natural gas properties, net	423,076	423,076	224,304
Long-term derivative instruments	9,341	9,341	2,699
Other long-term assets	1,497	1,497	1,298

Total assets	$469,324	$469,324	$248,540

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$2,703	$2,703	$8,482
Revenues payable	7,087	7,087	3,564
Accrued liabilities	8,614	8,614	3,874
Distribution payable	—	84,035	—
Current portion of long-term debt	81	81	69
Short-term derivative instruments	1,635	1,635	109
Asset retirement obligations	25	25	25

Total current liabilities	20,145	104,180	16,123
Long-term debt	203,147	203,147	115,359
Deferred tax liabilities	935	935	225
Asset retirement obligations	14,510	14,510	10,867
Long-term derivative instruments	729	729	109
Other long-term liabilities	422	422	56

Total liabilities	239,888	323,923	142,739
Commitments and contingencies (Note 10)
Partners’ capital	229,436	145,401	105,801

Total liabilities and partners’ capital	$469,324	$469,324	$248,540

See accompanying notes to combined financial statements.

PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

	2011	2010
	(Unaudited)
	(In thousands)

Revenues:
Oil & natural gas sales	$54,086	$25,950
Other income	599	1,395

Total revenues	54,685	27,345

Costs and expenses:
Lease operating	18,172	9,343
Exploration	56	—
Production taxes	3,259	1,446
Depreciation, depletion and amortization	17,840	14,067
Impairment of proved oil and natural gas properties	3,047	5,048
General and administrative	5,765	3,765
Accretion	748	448
Gain on derivative instruments	(13,785)	(12,173)
Gain on sale of properties	(62,764)	—
Other, net	802	891

Total costs and expenses	(26,860)	22,835

Operating income	81,545	4,510
Interest expense	(5,433)	(3,405)

Net income before income taxes	$76,112	$1,105
Income tax expense	(122)	—

Net income	$75,990	$1,105

See accompanying notes to combined financial statements.

PREDECESSOR

COMBINED STATEMENT OF PARTNERS’ CAPITAL FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2011

Total Partners’
Capital
(Unaudited)
(In thousands)

Balance December 31, 2010	$105,801
Contributions from partners	47,645
Distributions to partners	—
Net income	75,990

Balance September 30, 2011	$229,436

See accompanying notes to combined financial statements.

PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

	2011	2010
	(Unaudited)
	(In thousands)

Cash flows from operating activities:
Net income	$75,990	$1,105
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, and amortization	17,840	14,067
Impairment of proved oil and natural gas properties	3,047	5,048
Unrealized gain on derivatives	(9,007)	(6,849)
Deferred income tax expense	122	—
Amortization of loan origination fees	337	602
Accretion	748	448
Gain on sale of properties	(62,764)	—
Exploratory dry hole costs	56	—
Premiums paid for derivatives	(2,847)	—
Premiums received for derivatives	1,008	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(4,440)	(1,691)
Prepaid expenses and other assets	411	1,017
Accounts payable	69	1,518
Revenue payable	3,523	1,042
Accrued liabilities	1,469	507
Other	563	(144)

Net cash provided by operating activities	$26,125	$16,670
Cash flows from investing activities:
Acquisition of oil and natural gas properties	(138,175)	(103,218)
Additions to oil and gas properties	(19,573)	(7,729)
Additions to other property and equipment	(472)	(261)
Proceeds from the sale of oil and gas properties	1,980	1,400

Net cash used by investing activities	$(156,240)	$(109,808)
Cash flows from financing activities:
Advances on revolving credit facility	92,077	112,148
Payments on revolving credit facility	(4,279)	(61,647)
Contributed capital	47,645	45,960
Loan origination fees	(934)	(1,339)

Net cash provided by financing activities	134,509	95,122
Net increase (decrease) in cash	$4,394	$1,984
Cash and cash equivalents, beginning of period	$5,654	$5,297

Cash and cash equivalents, end of period	$10,048	$7,281

Supplemental disclosure of cash flows:
Cash paid for interest	$3,909	$2,407
Noncash investing and financing activities:
Fair value of assets acquired in excess of cash paid and net book of properties transferred	68,945	—
Assumptions of asset retirement obligations related to properties acquired	2,661	5,932

See accompanying notes to combined financial statements.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1 —	Organization

General

Memorial Production Partners LP (the “Partnership”) is a limited partnership formed in April 2011 by Memorial Resource Development LLC (“Memorial Resource”) to acquire, develop and produce oil and natural gas properties and to acquire, own and operate related assets. Memorial Resource, which is owned by Natural Gas Partners VIII, L.P. (“NGP VIII”), Natural Gas Partners IX, L.P. (“NGP IX”) and NGP IX Offshore Holdings, L.P. (“NGP IX Offshore”), currently owns all the general and limited partner interests in the Partnership. The Partnership plans to pursue an initial public offering of its common units representing limited partner interests (the “Offering”). In connection with the closing of the Offering, pursuant to a planned contribution, conveyance and assignment agreement, the Partnership will acquire for a combination of cash and common units (1) all of the oil and natural gas properties and related assets currently owned by Columbus Energy, LLC, a wholly-owned subsidiary of BlueStone Natural Resources, LLC (“BlueStone”), a majority-controlled subsidiary of Memorial Resource, (2) certain oil and natural gas properties and related assets currently owned by Classic Hydrocarbons Holdings, L.P., a majority-controlled subsidiary of Memorial Resource, and (3) all of the oil and natural gas properties and related assets currently owned by ETX I LLC, a wholly-owned subsidiary of WHT Energy Partners LLC, which is 50% owned by WildHorse Resources, LLC and 50% owned by Tanos Energy, LLC, both of which are majority-controlled subsidiaries of Memorial Resource. The WHT Energy Partners LLC assets were acquired in April 2011.

The following entities were determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission to represent the combined predecessor (the “Predecessor”) of the Partnership.

•	BlueStone Natural Resources, LLC is a Delaware limited liability company formed in January 2006 to engage in the acquisition, development, production and exploration and sale of oil and natural gas. BlueStone is a wholly-owned subsidiary of BlueStone Natural Resources Holdings, LLC (“Holdings”), whose sole purpose is to provide financing for BlueStone. BlueStone owns oil and natural gas producing properties in Texas. Prior to the Offering, Memorial Resource owned an 89.45% interest in BlueStone and certain members of BlueStone’s management owned a 10.55% interest.

•	Certain carved-out oil and natural gas properties (“Classic Carve-Out”) of Classic Hydrocarbons Holdings, L.P., (“Classic”) that will be acquired by the Partnership at the closing of the initial public offering. Classic was formed in 2006 to engage in the exploration, development, production, and sale of oil and natural gas primarily in East Texas. Prior to the Offering, Memorial Resource owned a 90.21% limited partner interest in Classic and an 83.33% membership interest in the general partner of Classic.

•	The Partnership will acquire at the closing of the initial public offering a 40% undivided interest in oil and natural gas properties (“WHT Assets”) owned by WHT Energy Partners LLC (“WHT”). The WHT Assets were acquired on April 8, 2011, therefore, the results of operations (proportionally consolidated) have been included in the Predecessor from that date forward. Prior to April 8, 2011, WHT did not have any oil and natural gas assets.

Note 2 —	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The accompanying combined financial statements were derived from the historical accounting records of the Predecessor and reflect the historical financial position, results of operations and cash flows for the periods described herein. All material intercompany transactions and account balances have been eliminated in the combination of accounts. The accompanying combined financial statements have been prepared in accordance

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

with accounting principles generally accepted in the United States of America (“GAAP”). The Predecessor operates oil and natural gas properties as one business segment: the exploration, development and production of oil and natural gas. The Predecessor’s management evaluates performance based on one business segment as there are not different economic environments within the operation of the oil and natural gas properties.

As common control exists among the Predecessor entities, the Predecessor’s combined financial statements reflect the financial statements of BlueStone and Classic Carve-Out on a combined basis for the periods presented and the WHT Assets for the periods from the acquisition date of April 8th, 2011 forward.

The Classic Carve-Out amounts included in the accompanying financial statements were determined in accordance with Regulations S-X, Article 3 “General instructions as to financial statements” and Staff Accounting Bulletin (“SAB”) Topic 1-B “Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.” Certain expenses incurred by Classic are only indirectly attributable to its ownership of Classic Carve Out as Classic owns interests in numerous other oil and natural gas properties. As a result, certain assumptions and estimates were made in order to allocate a reasonable share of such expenses to the Predecessor, so that the amounts included in the accompanying combined financial statements attributable to Predecessor reflect substantially all of the cost of doing business. Such allocations may or may not reflect future costs associated with the operation of the Partnership.

(b)	Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include, but are not limited to, oil and natural gas reserves; depreciation, depletion, and amortization of proved oil and natural gas properties; future cash flows from oil and natural gas properties; impairment of long-lived assets; fair value of derivatives; fair value of equity compensation; fair values of assets acquired and liabilities assumed in business combinations and asset retirement obligations.

(c)	Principles of Consolidation

The accompanying combined financial statements include the accounts of BlueStone and its wholly owned subsidiaries as well as the accounts of Classic Carve-Out for the periods presented. The WHT Assets are included in the accompanying combined financial statements from the acquisition date of April 8, 2011 forward. All material intercompany balances and transactions have been eliminated.

(d)	Cash and Cash Equivalents

The Predecessor considers all highly liquid instruments with original contractual maturities of three months or less to be cash equivalents.

(e)	Concentrations of Credit Risk

Financial instruments which potentially subject the Predecessor to credit risk consist principally of cash balances, accounts receivable and derivative financial instruments. The Predecessor maintains cash and cash equivalents in bank deposit accounts which, at times, may exceed the federally insured limits. Management periodically reviews and assesses the financial condition of the banks to mitigate the risk of loss. Derivative

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

financial instruments are generally executed with major financial institutions that expose the Predecessor to market and credit risks and which may, at times, be concentrated with certain counterparties. The credit worthiness of the counterparties is subject to continual review. The Predecessor also has netting arrangements in place with counterparties to reduce credit exposure. The Predecessor has not experienced any losses from such investments.

The Predecessor’s oil and natural gas sales are to a variety of purchasers, including intrastate and interstate pipelines or their marketing affiliates and independent marketing companies. The Predecessor’s joint operations account receivables are from a number of oil and natural gas companies, partnerships, individuals, and others who own interests in the properties operated by the Predecessor. Generally, operators of crude oil and natural gas properties have the right to offset future revenues against unpaid charges related to operated wells, minimizing the credit risk associated with these receivables. Additionally, management believes that any credit risk imposed by a concentration in the oil and natural gas industry is offset by the creditworthiness of the Predecessor’s customer base. Management determines amounts to be uncollectible when the Predecessor has used all reasonable means of collection and settlement. Amounts outstanding longer than the contractual terms are considered past due. Management believes all amounts included in accounts receivable at September 30, 2011 and December 31, 2010 will be collected, and therefore, no allowance for uncollectible accounts has been recorded.

If the Predecessor were to lose any one of its customers, the loss could temporarily delay production and sale of oil and natural gas in the related producing region. If the Predecessor were to lose any single customer, the Predecessor believes that a substitute customer to purchase the impacted production volumes could be identified. However, if one or more of the Predecessor’s larger customers ceased purchasing oil or natural gas altogether, the loss of such customer could have a detrimental effect on production volumes in general and on the ability to find substitute customers to purchase production volumes.

(f)	Oil and Natural Gas Properties

The Predecessor accounts for its oil and natural gas exploration, development and production activities in accordance with the successful efforts method of accounting. Under this method, costs of acquiring properties, costs of drilling successful exploration wells, and development costs are capitalized. The costs of exploratory wells are initially capitalized pending a determination of whether proved reserves have been found. At the completion of drilling activities, the costs of exploratory wells remain capitalized if determination is made that proved reserves have been found. If no proved reserves have been found, the costs of each of the related exploratory wells are charged to expense. In some cases, a determination of proved reserves cannot be made at the completion of drilling, requiring additional testing and evaluation of the wells. The Predecessor’s policy is to expense the costs of such exploratory wells if a determination of proved reserves has not been made within a twelve-month period after drilling is complete. Exploration costs such as geological, geophysical, and seismic costs are expensed as incurred.

As exploration and development work progresses and the reserves on these properties are proven, capitalized costs attributed to the properties are subject to depreciation and depletion. Depletion of capitalized costs is provided using the units-of-production method based on proved oil and gas reserves related to the associated field. The timing of any write downs of unproven properties, if warranted, depends upon the nature, timing, and extent of planned exploration and development activities and their results.

On the sale or retirement of a complete or partial unit of a proved property or pipeline and related facilities, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and any gain or loss is recognized.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(g)	Oil and Gas Reserves

The estimates of proved oil and natural gas reserves utilized in the preparation of the combined financial statements are estimated in accordance with the rules established by the Securities and Exchange Commission (SEC) and the Financial Accounting Standards Board (FASB), which subsequent to December 31, 2008 require that reserve estimates be prepared under existing economic and operating conditions using a 12-month average price with no provision for price and cost escalations in future years except by contractual arrangements. The Predecessor’s reserve estimates were prepared by a third-party petroleum engineer.

Reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. The Predecessor depletes its oil and gas properties by field using the units-of-production method. Capitalized drilling and development costs of producing oil and natural gas properties are depleted over proved developed reserves and leasehold costs are depleted over total proved reserves. It is possible that, because of changes in market conditions or the inherent imprecision of reserve estimates, the estimates of future cash inflows, future gross revenues, the amount of oil and natural gas reserves, the remaining estimated lives of oil and natural gas properties, or any combination of the above may be increased or reduced. Increases in recoverable economic volumes generally reduce per unit depletion rates while decreases in recoverable economic volumes generally increase per unit depletion rates.

In January 2010, the FASB issued Accounting Standards Update 2010-03 (“ASU 2010-03”), Oil and Gas Reserve Estimations and Disclosures. This update aligns the current oil and natural gas reserve estimation and disclosure requirements of ASC Topic 932, Extractive Activities — Oil and Gas, with the requirements in the Securities and Exchange Commission’s final rule, Modernization of Oil and Gas Reporting Requirements (the “Final Rule”), which was issued on December 31, 2008 and was effective for the year ended December 31, 2009. The Final Rule was designed to modernize and update the oil and natural gas disclosure requirements to align with current practices and changes in technology.

The Final Rule permits the use of new technologies to determine proved reserves estimates if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volume estimates. The Final Rule will also allow, but not require, companies to disclose their probable and possible reserves to investors. In addition, the new disclosure requirements require companies to: (i) report the independence and qualifications of its reserves preparer or auditor; (ii) file reports when a third party is relied upon to prepare reserves estimates or conduct a reserves audit; and (iii) report oil and natural gas reserves using an average price based upon the prior 12-month period rather than a year-end price. The Final Rule became effective for fiscal years ending on or after December 31, 2009.

(h)	Other Property and Equipment

Other property and equipment is stated at historical costs and is comprised primarily of vehicles, furniture, fixtures, and computer hardware and software. Depreciation of other property and equipment is calculated using the straight-line method based on estimated useful lives of three to five years.

(i)	Impairments

Proved oil and natural gas properties are reviewed for impairment when events and circumstances indicate a possible decline in the recoverability of the carrying value of such properties, such as a downward revision of the reserve estimates, less than expected production, drilling results, or lower commodity prices. The estimated future cash flows expected in connection with the property are compared to the carrying value of the property to determine if the carrying amount is recoverable. If the carrying value of the property exceeds its estimated undiscounted future cash flows, the carrying amount of the property is reduced to its estimated fair value. The factors used to determine fair value include, but are not limited to, estimates of

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

proved reserves, future commodity prices, the timing of future production and capital expenditures and a discount rate commensurate with the risk reflective of the lives remaining for the respective oil and gas properties. The Predecessor accounts for impairment as a Level 3 fair value computation. Impairment expense for the nine months ended September 30, 2011 and 2010 was approximately $3.0 million and $5.0 million, respectively.

Nonproducing oil and natural gas properties, which consist of undeveloped leasehold costs and costs associated with the purchase of proved undeveloped reserves, are assessed for impairment on a property-by-property basis. If the assessment indicates an impairment, a loss is recognized by providing a valuation allowance. The impairment assessment is affected by economic factors such as the results of exploration activities, commodity price outlooks, remaining lease terms, and potential shifts in business strategy employed by management.

(j)	Asset Retirement Obligations

The Predecessor accounts for asset retirement obligations under ASC Topic 410, Asset Retirement and Environmental Obligations. ASC 410 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Oil and gas producing companies incur such a liability upon acquiring or drilling a well. Under ASC 410, an asset retirement obligation is recorded as a liability at its estimated present value at the asset’s inception, with an offsetting increase to producing properties in the accompanying combined balance sheets, which is allocated to expense over the useful life of the asset. Periodic accretion of the discount on asset retirement obligations is recorded as an expense in the accompanying combined statements of operations. Upon settlement of the liability, a gain or loss is recognized to the extent the actual costs differ from the recorded liability. The following table details the change in the asset retirement obligations between December 31, 2010 and September 30, 2011, and includes both short-term and long-term asset retirement obligations (in thousands):

Asset retirement obligations at December 31, 2010	$10,892
Liabilities added from acquisition or drilling	2,959
Liabilities removed upon sale of wells	(64)
Accretion expense	748

Asset retirement obligations at September 30, 2011	$14,535

(k)	Other Long-Term Assets

Other long-term assets consist of deposits and deferred financing costs associated with the Predecessor’s credit facilities. Deferred financing costs are stated at cost, net of amortization, and are amortized over the terms of the credit facilities. Amortization expense for the nine months ended September 30, 2011 and 2010 was approximately $0.3 million and $0.6 million, respectively.

(l)	Revenue Recognition

Oil and natural gas revenues are recorded using the sales method. Under this method, the Predecessor recognizes revenues based on actual volumes of oil and natural gas sold to purchasers. The Predecessor and other joint interest owners may sell more or less than their entitlement share of volumes produced. A liability is recorded and revenue is deferred if the Predecessor’s excess sales of natural gas volumes exceed its estimated remaining recoverable reserves. The Predecessor had no significant natural gas imbalances at September 30, 2011 and December 31, 2010.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(m)	General and Administrative Expense

The Predecessor receives fees for operation of jointly owned oil and natural gas properties and records such reimbursements as a reduction of general and administrative expenses. Such fees totaled approximately $0.8 million and $0.7 million for the nine months ended September 30, 2011 and 2010, respectively.

(n)	Derivative Instruments

The Predecessor uses derivative financial instruments (swaps, floors, collars, and forward sales) to reduce the impact of natural gas and oil price fluctuations and uses interest rate swaps to manage exposure to interest rate volatility, primarily as a result of variable rate borrowings under the credit facilities. Every derivative instrument (including certain derivative instruments embedded in other contracts) is recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statements of operations. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting treatment. The Predecessor had no derivatives designated as hedges at September 30, 2011 or December 31, 2010.

Changes in the fair value of derivative financial instruments that do not qualify for accounting treatment as hedges are recognized currently in the statements of operations.

(o)	Income Taxes

The Predecessor’s entities are not taxpaying entities for federal income tax purposes, and thus no federal income tax expense has been recorded in the accompanying combined financial statements. The partners or members of the Predecessor’s entities are responsible for federal income taxes on their respective share of the Predecessor’s entities income.

The Predecessor’s entities are subject to the Texas margin tax and certain aspects of the tax make it similar to an income tax as the tax is assessed on 1% of taxable margin. Deferred taxes related to Texas margin tax arise due to temporary differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis. Deferred tax liabilities at September 30, 2011 and December 31, 2010 were approximately $0.9 million and $0.2 million, respectively. Current tax expense for the nine months ended September 30, 2011 and 2010 was not material. The Predecessor had no uncertain tax positions that required recognition in the combined financial statements at September 30, 2011 and December 31, 2010.

(p)	Equity Compensation

The cost of employee services received in exchange for equity instruments is measured based on estimated fair value at period end for liability awards. That cost is recognized as compensation expense over the requisite service period. Awards subject to performance criteria vest when it is probable that the performance criteria will be met and the requisite service period has been met. Generally, no compensation expense is recognized for equity instruments that do not vest.

(q)	New Accounting Pronouncements

On July 21, 2010, the FASB issued ASU 2010-20 “Receivables (Topic 310) — Disclosures about the Credit Quality of Financial Receivables and the Allowance for Credit Losses.” ASU 2010-20 requires disclosure of additional information to assist financial statement users to understand more clearly an entity’s

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

credit risk exposures to finance receivables and the related allowance for credit losses. ASU 2010-20 is effective for all public companies for interim and annual reporting periods ending on or after December 15, 2010, with specific items, such as the allowance rollforward and modification disclosures, effective for periods beginning after December 15, 2010. We do not expect the adoption of this new guidance to have an impact on our financial position, cash flows or results of operations.

In April 2010, the FASB issued ASU 2010-14, which amends the guidance on oil and natural gas reporting in Accounting Standards Codification 932.10.S99-1 by adding the Codification of SEC Regulation S-X, Rule 4-10 as amended by the SEC Final Rule 33-8995. Both ASU 2010-03 and ASU 2010-14 are effective for annual reporting periods ending on or after December 31, 2009. Application of the revised rules is prospective and companies are not required to change prior period presentation to conform to the amendments.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 requires reporting entities to provide information about movements of assets amount Levels 1 and 2 of the three-tier fair value hierarchy established by FASB ASC 820. The guidance is effective for any fiscal year that begins after December 15, 2009. The Predecessor adopted the provisions of ASU 2010-06 on January 1, 2010 and this ASU did not have a material impact on the Predecessor’s financial position, results of operations or cash flows.

Note 3 —	Acquisitions and Divestitures

Effective January 1, 2011, the Predecessor acquired BP America Production Company’s (“BP”) interests in wells located in Duval, Jim Hogg, McMullen and Webb counties in exchange for the Predecessor’s interest in approximately 10,700 net acres located in the Nueces Field of the Eagle Ford Shale and $20 million in cash, subject to certain closing adjustments. The transaction closed on May 31, 2011 and the Predecessor paid a total of approximately $12.9 million in cash consideration at closing, net of adjustments.

The preliminary purchase price allocation resulted in the acquisition date fair value of $82.6 million allocated to proved oil and gas properties, $1.2 million allocated to asset retirement obligations, $0.7 million allocated to accrued liabilities and $0.6 million to deferred tax liabilities. After taking into consideration the net book value of the Nueces Field properties exchanged to BP of $5.2 million and the $12.9 million in cash consideration paid at closing, the Predecessor recorded a $62.0 million gain during the nine months ended September 30, 2011. The purchase price allocation remains preliminary and is subject to change until the purchase price allocation is finalized.

On April 8, 2011, the Predecessor acquired producing oil and natural gas properties in East Texas (the “Carthage Properties”) from a third party. The Predecessor estimated that as of April 8, 2011, the preliminary fair value of the Carthage Properties acquired was approximately $120.8 million, which the Predecessor considered to be representative of the price paid by a typical market participant. The following table summarizes the Predecessor’s consideration paid for the Carthage Properties and the fair value of the assets acquired and liabilities assumed as of April 8, 2011:

Consideration paid for Carthage Properties:
Cash	$118,268
Liabilities assumed	2,512
Total consideration	$120,780

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Recognized amounts of identifiable assets acquired and liabilities assumed:
Oil and gas properties	$122,874
Other property and equipment	418
Suspense liabilities assumed	(664)
Environmental liabilities assumed	(387)
Asset retirement obligations	(1,461)

Total identifiable net assets	$120,780

Summarized below are the results of operations for the nine months ended September 30, 2011 and 2010, on an unaudited pro forma basis, as if the BP and Carthage Properties acquisitions had occurred on January 1, 2010. The unaudited pro forma financial information was derived from the historical combined statements of operations of the Predecessor, the statements of revenues and direct operating expenses for the BP and Carthage Properties and the historical accounting records of the sellers. The unaudited pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above, nor is such information indicative of the Predecessor’s expected future results of operations.

	Nine Months Ended September 30, 2011		Nine Months Ended September 30, 2010
	Actual	Pro Forma	Actual	Pro Forma
	(In thousands)		(In thousands)

BP and Carthage Properties:
Revenues	$54,685	$67,443	$27,345	$61,636
Net income	$75,990	$80,110	$1,105	$16,339

During the nine months ended September 30, 2011, approximately $4.0 million and $11.6 million of revenue and $1.1 million and $8.3 million of earnings were recorded in the combined statement of operations related to the BP and Carthage Properties acquisitions subsequent to their respective closing dates.

Effective July 1, 2011, the Predecessor acquired producing oil and natural gas properties in Webb and Zapata counties in South Texas. The net purchase price of $2.25 million was allocated to oil and natural gas properties. The acquisition closed on June 30, 2011.

During August 2011, the Predecessor sold working interests related to the deep rights under approximately 4,200 acres in Webb County in South Texas and options related to an additional 9,000 acres of deep rights in Webb County. Total cash consideration received by the Predecessor in August 2011 was approximately $2.0 million, and an $0.8 million gain on the sale of properties was recognized in the nine months ending September 30, 2011 statement of operations. The transactions did not involve the sale of any existing production.

Effective January 1, 2010, the Predecessor acquired producing oil and natural gas properties in East Texas from Petrohawk Properties, LP for approximately $5.8 million. The net purchase price of $5.8 million was allocated to proved oil and gas properties. The acquisition closed on May 28, 2010.

Effective March 1, 2010, the Predecessor acquired oil and natural gas properties in East Texas from BP America Production Company for approximately $8.2 million. The net purchase price was allocated to proved oil and gas properties. This acquisition closed on March 29, 2010.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Effective April 1, 2010, the Predecessor acquired Forest Oil’s interests in wells located in Webb County, Texas for a net purchase price of approximately $65.9 million. The net purchase price was allocated to oil and gas properties. This acquisition of properties closed on June 30, 2010.

Effective May 1, 2010, the Predecessor acquired Merit Energy’s interest in wells located in South Texas for a net purchase price of approximately $14.1 million. The net purchase price was allocated as follows (in thousands):

Oil and gas properties	$15,397
Prepaid assets	450
Assumed liabilities	(1,728)

Net purchase price	$14,119

As part of the acquisition process, an environmental review was performed and it was determined that there was environmental damage to one of the acquired properties. As such, the parties agreed to reduce the purchase price by $550,000. Additionally, the Predecessor and Merit entered into an escrow agreement where the Predecessor agreed to pay for the initial $1.0 million of the remediation costs, with Merit paying for gross amounts incurred in excess of $1.0 million and up to $1.45 million. The Predecessor’s anticipated cost to remediate this area is $1.45 million. As of September 30, 2011 and December 31, 2010, the Predecessor has recorded an accrued liability of $1.45 million for these remediation costs. Merit has funded an escrow account with the $450,000 and that amount is included in the accompanying balance sheet as a prepaid asset. This acquisition closed on June 4, 2010.

Effective May 1, 2010, the Predecessor acquired Zachry Exploration, LLC’s interest in the Predecessor’s Laredo area properties for a net purchase price of $6.5 million. The net purchase price was allocated to oil and gas properties. This acquisition closed on August 3, 2010.

Effective April 1, 2010, the Predecessor acquired U.S. Enercorp, LTD’s interest in wells located in McMullen County, Texas for a net purchase price of approximately $2.6 million. The net purchase price was allocated to oil and gas properties. This acquisition closed on May 28, 2010.

The Predecessor also acquired interests in oil and gas properties, including acreage, in a number of individually insignificant acquisitions during the nine months ended September 30, 2011 and 2010 which aggregated to a total of approximately $4.0 million and $5.1 million, respectively. Included in other expense in the accompanying combined statements of operations for the nine months ended September 30, 2011 and 2010 are approximately $842,000 and $890,000, respectively, of acquisition costs related to acquisitions.

On January 20, 2010, the Predecessor sold its interests in the Saner wells for net proceeds of approximately $1.4 million. There was no significant gain or loss associated with this sale.

Results of operations for all acquisitions are included in the Predecessor’s combined financial statements from the respective closing date forward.

Note 4 —	Fair Value Measurements of Financial Instruments

The Predecessor uses a valuation framework based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories: observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources; whereas, unobservable inputs reflect a company’s own

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further divided into the following fair value input hierarchy:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Predecessor considers active markets to be those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes those derivative instruments that the Predecessor values using observable market data. Substantially all of these inputs are observable in the marketplace throughout the full term of the derivative instrument, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. Level 2 instruments primarily include non-exchange-traded derivatives, such as over-the-counter commodity price swaps, collars, put options and interest rate swaps. At September 30, 2011 and December 31, 2010, all of the Predecessor’s derivative instruments were considered Level 2.

Level 3 — Measure based on prices or valuation models that require inputs that are both significant to the fair value measurement and are less observable from objective sources (i.e., supported by little or no market activity).

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The carrying values of cash and cash equivalents, accounts receivables, accounts payables (including accrued liabilities) and amounts outstanding under long-term debt agreements included in the accompanying combined balance sheets approximated fair value at September 30, 2011 and December 31, 2010. These assets and liabilities are not presented in the following tables.

Derivative Instruments — The fair market values of the derivative financial instruments reflected in the combined balance sheets were based on quotes obtained from the counterparties to the agreements. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Predecessor’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The fair value input hierarchy to which an asset or liability measurement falls is determined based on the lowest-level input that is significant to the measurement in its entirety. The following table presents the Predecessor’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2011 and December 31, 2010 for each of the fair value hierarchy levels (in thousands):

	Fair Value Measurements at September 30, 2011 Using
			Significant
	Quoted Prices in	Significant Other	Unobservable
	Active Markets	Observable Inputs	Inputs	Fair Value at
	(Level 1)	(Level 2)	(Level 3)	September 30, 2011

Assets:
Commodity derivative price swap contracts	$—	$4,443	$—	$4,443
Commodity derivative price collar contracts		13,214		13,214
Commodity derivative price put options	—	2,067	—	2,067

Total assets	$—	$19,724	$—	$19,724

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	Fair Value Measurements at September 30, 2011 Using
			Significant
	Quoted Prices in	Significant Other	Unobservable
	Active Markets	Observable Inputs	Inputs	Fair Value at
	(Level 1)	(Level 2)	(Level 3)	September 30, 2011

Liabilities:
Commodity derivative put options	—	(1,597)	—	(1,597)
Interest rate swaps	—	(1,010)	—	(1,010)

Total liabilities	$—	$(2,607)	$—	$(2,607)

	Fair Value Measurements at December 31, 2010 Using
			Significant
	Quoted Prices in	Significant Other	Unobservable	Fair Value at
	Active Markets	Observable Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2010

Assets:
Commodity derivative price swap contracts	$—	$3,067	$—	$3,067
Commodity derivative price collar contracts	—	4,086	—	4,086

Total assets	$—	$7,153	$—	$7,153

Liabilities:
Commodity derivative price collar contracts	$—	$(420)	$—	$(420)
Commodity derivative put options	—	(58)	—	(58)
Commodity derivative interest rate swaps	—	(403)	—	(403)

Total liabilities	$—	$(881)	$—	$(881)

For additional information on the Predecessor’s derivative instruments, see Note 5.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis:

Certain assets and liabilities are reported at fair value on a nonrecurring basis in the Predecessor’s combined balance sheets. The following methods and assumptions were used to estimate the fair values:

Asset Retirement Obligations (ARO’s) — The Predecessor estimates the fair value of ARO’s based on discounted cash flow projections using numerous estimates, assumptions, and judgments regarding such factors as the existence of a legal obligation for an ARO; amounts and timing of settlements; the credit-adjusted risk-free rate to be used; and inflation rates. See Note 2 for a summary of changes in ARO’s.

Properties Acquired in Business Combinations — If sufficient market data is not available, the Predecessor determines the fair values of proved and unproved properties acquired in transactions accounted for as business combinations by preparing estimates of discounted cash flow projections. The factors to determine fair value include, but are not limited to, estimates of proved reserves, future commodity prices, the timing of future production and capital expenditures and a discount rate commensurate with the risk reflective of the lives remaining for the respective oil and gas properties.

Note 5 —	Risk Management and Derivative Instruments

The Predecessor utilizes derivative instruments to manage exposure to commodity price and interest rate fluctuations and achieve a more predictable cash flow in connection with its natural gas and oil sales from production and borrowing related activities. These transactions limit exposure to declines in prices or increases in interest rates, but also limit the benefits the Predecessor would realize if prices increase or interest rates decrease.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Inherent in the Predecessor’s portfolio of natural gas and interest rate derivative contracts are certain business risks, including market risk and credit risk. Market risk is the risk that the price of natural gas will change, either favorably or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from nonperformance by the Predecessor’s counterparty to a contract. The Predecessor does not require collateral from its counterparties but does attempt to minimize its credit risk associated with derivative instruments by limiting its exposure to any single counterparty and entering into derivative instruments only with counterparties that are large financial institutions, which management believes present minimal credit risk. In addition, to mitigate its risk of loss due to default, the Predecessor has entered into master netting agreements with its counterparties on its derivative instruments that allow the Predecessor to offset its asset position with its liability position in the event of default by the counterparty. Had the Predecessor’s counterparties failed to perform under existing derivative contracts, the maximum loss at September 30, 2011 would be approximately $18,972,000.

(a)	Commodity Derivatives

The Predecessor uses a combination of natural gas swaps, costless collars and put options to manage its exposure to commodity price volatility. At September 30, 2011, the Predecessor had the following open commodity positions:

Natural Gas Swaps
		Average Monthly	Weighted Average
Period Covering:		Volumes (MMBtu)	Fixed Price

10/1/2011	12/31/2011	186,000	$5.41
1/1/2012	12/31/2012	188,000	$5.32
1/1/2013	12/31/2013	150,000	$5.24

Natural Gas Collars
		Average Monthly	Weighted Average	Weighted Average
Period Covering:		Volumes (MMBtu)	Floor Price	Ceiling Price

10/1/2011	12/31/2011	533,000	$4.89	$6.04
1/1/2012	12/31/2012	619,500	$4.79	$5.91
1/1/2013	12/31/2013	592,000	$4.75	$5.82
1/1/2014	12/31/2014	120,000	$5.08	$6.31
1/1/2015	12/31/2015	80,000	$5.25	$6.75

Natural Gas Put Options
		Average Monthly
Period Covering:		Volumes (MMBtu)	Strike Price

10/1/2011	12/31/2011	254,000	$4.30
1/1/2012	12/31/2012	70,000	$4.80

Oil Collars
		Average Monthly	Weighted Average	Weighted Average
Period Covering:		Volumes (Bbls)	Floor Price	Ceiling Price

10/1/2011	12/31/2011	4,800	$86.25	$113.62
1/1/2012	12/31/2012	4,500	$86.67	$115.12
1/1/2013	12/31/2013	4,750	$87.16	$116.94
1/1/2014	12/31/2014	3,200	$90.00	$117.72

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Oil Put Options
		Average Monthly
Period Covering:		Volumes (Bbls)	Strike Price

10/1/2011	12/31/2011	600	$85.00

Natural Gas Liquids
			Average Monthly	Weighted Average	Weighted Average
Period Covering:		Product	Volumes (MMBtu)	Floor Price	Ceiling Price

10/1/2011	12/31/2012	Propane	1,200	$52.50	$66.78
10/1/2011	12/31/2012	Normal Butane	600	$71.40	$86.10
10/1/2011	12/31/2012	Iso-Butane	400	$71.40	$89.04
10/1/2011	12/31/2012	Pentane	1,600	$94.50	$117.60

(b)	Interest Rate Swaps

In April 2011, the Predecessor entered into three interest rate swap agreements in order to mitigate its exposure to interest rate fluctuations. Under these swap agreements, the Predecessor receives the current 1-month LIBOR and pays a fixed rate of 1.510% on a notional amount of $10 million for each swap, or $30 million in total for the three swaps. The effective dates of the swaps are from April 2011 to April 2014.

In June 2010, the Predecessor entered into an interest rate swap agreement in order to mitigate its exposure to interest rate fluctuations. Under this swap agreement, the Predecessor receives the current 1-month LIBOR and pays a fixed rate of 1.00% on a notional amount of $50.0 million. The effective date of the swap is from June 2010 to June 2012.

In 2009, the Predecessor entered into two interest rate swap agreements in order to mitigate its exposure to interest rate fluctuations. Under these swap agreements, the Predecessor pays 1.62% and receives the current 3-month LIBOR rate per month on a notional amount of $6.7 million and $1.7 million, respectively. The effective dates of the swaps were from February 2009 to February 2011.

The interest rate swaps are not designated as hedges for financial accounting purposes. All gains and losses, including unrealized gains and losses related to the change in the interest rate swaps fair value, have been recorded in interest expense in the combined statements of operations.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(c)	Balance Sheet Presentation

The following table summarizes the gross fair value of derivative instruments by the appropriate balance sheet classification, even when the derivative instruments are subject to netting arrangements and qualify for net presentation in the Predecessor’s combined balance sheets at September 30, 2011 and December 31, 2010 (in thousands):

		September 30,	December 31,
Type	Balance Sheet Location(1)	2011	2010

Natural Gas Contracts	Short-term derivative instruments — Current assets	$9,433	$4,120
Oil Contracts	Short-term derivative instruments — Current assets	645	—
NGL Contracts	Short-term derivative instruments — Current assets	305	—
Natural Gas Contracts	Long-term derivative instruments — Long-term assets	7,875	3,033
Oil Contracts	Long-term derivative instruments — Long-term assets	1,355	—
NGL Contracts	Long-term derivative instruments — Long-term assets	111	—
Natural Gas Contracts	Short-term derivative instruments — Current liabilities	(1,288)	(79)
Oil Contracts	Short-term derivative instruments — Current liabilities	—	(81)
Interest Rate Swaps	Short-term derivative instruments — Current liabilities	(590)	(153)
Natural Gas Contracts	Long-term derivative instruments — Long-term liabilities	(309)	(209)
Oil Contracts	Long-term derivative instruments — Long-term liabilities	—	(109)
Interest Rate Swaps	Long-term derivative instruments — Long-term liabilities	(420)	(250)

Net derivative financial instruments		$17,117	$6,272

(1)	The fair value of derivative instruments reported in the Predecessor’s combined balance sheets are subject to netting arrangements and qualify for net presentation. The following table reports the net derivative fair values as reported in the Predecessor’s combined balance sheets at September 30, 2011 and December 31, 2010:

	September 30, 2011	December 31, 2010

Combined balance sheet classification:
Current derivative contracts:
Assets	$10,140	$3,791
Liabilities	(1,635)	(109)

Net current	$8,505	$3,682

Noncurrent derivative contracts:
Assets	$9,341	$2,699
Liabilities	(729)	(109)

Net noncurrent	$8,612	$2,590

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(d)	Gains (Losses) on Derivatives

The Predecessor does not designate its derivative instruments as hedging instruments for financial reporting purposes. Accordingly, all gains and losses, including unrealized gains and losses from changes in the derivative instruments’ fair values, have been recorded in the combined statements of operations. The following table details the unrealized and realized gains and losses related to derivative instruments for the nine months ending September 30, 2011 and 2010 (in thousands):

	Statements of
	Operations	Nine Months Ended
	Location	September 30, 2011	September 30, 2010

	Gain/(loss) on
Commodity derivative contracts(1)	derivatives	13,785	12,173
Interest rate swaps(2)	Interest expense	(1,097)	(555)

(1)	Included in these amounts are net cash receipts of approximately $4,129 and $4,872 for the nine months ended September 30, 2011 and September 30, 2010, respectively.

(2)	Included in the amounts are net cash payments of approximately $447 and $103 for the nine months ended September 30, 2011 and September 30, 2010, respectively.

Note 6 —	Long Term Debt

The BlueStone Credit Facility

On July 8, 2009, BlueStone refinanced its existing $100.0 million credit agreement with Bank of America, N.A. by entering into a $150.0 million revolving credit facility with various lenders. The $150.0 million credit facility had an original maturity date of July 8, 2012, at which time all principal and accrued interest amounts were due. On June 25, 2010, BlueStone refinanced this credit facility and entered into a $150.0 million revolving credit facility with Wells Fargo Bank, NA (“Wells Fargo”) as Administrative Agent. Amounts outstanding under the Wells Fargo credit facility are payable on June 25, 2014 with mandatory payments required if BlueStone makes any property dispositions. At September 30, 2011 and December 31, 2010, $97.1 million and $80.2 million, respectively, were outstanding under the Wells Fargo credit facility.

Amounts outstanding under the Wells Fargo credit facility are limited to a borrowing base which is determined twice per year. In addition, BlueStone and the Administrative Agent can request special borrowing base determinations, from time to time. If the outstanding principal balance of the revolving credit facility exceeds the borrowing base at any time, BlueStone must either (a) reduce amounts outstanding under the revolving credit facility in an amount to cure the deficiency, (b) pledge additional oil and gas property as collateral sufficient to cure the deficiency or (c) make monthly principal payments in amounts that will cure the deficiency over the ensuing six-month period. The borrowing base was $110.0 million at September 30, 2011 and the borrowing base availability was $9.8 million at September 30, 2011.

Adjusted Base Rate Advances and Adjusted LIBOR Rate Advances under the revolving credit facility bear interest, payable monthly, at an Adjusted Base Rate or Adjusted LIBOR Rate plus an applicable margin of 1.75% and 2.75%, respectively. The weighted average interest rate related to amounts outstanding under the credit facility were approximately 3.14% and 3.95% for the nine months ended September 30, 2011 and 2010, respectively. The Wells Fargo revolving credit facility also requires an annual commitment fee of 0.5%, payable quarterly.

Additionally, the revolving credit facility provides for the issuance of letters of credit, limited to the total availability under the facility. At September 30, 2011 and December 31, 2010, BlueStone had approximately $3.1 million in letters of credit outstanding under the facility.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

BlueStone’s borrowings are secured by its assets and stock and are subject to various financial and nonfinancial covenants. Significant financial covenants include maintaining: (1) a minimum current ratio, as defined, of 1.0 to 1.0, (2) a minimum of EBITDA to interest expense, as defined, of 3.0 to 1.0, for the previous four quarters, and (3) a maximum of total debt to EBITDA for the previous four quarters, as defined, of 4.0 to 1.0. At September 30, 2011 and December 31, 2010, BlueStone was in compliance with its debt covenants.

The Classic Credit Facility

The Classic Carve-Out properties are burdened by debt incurred pursuant to a $150.0 million revolving credit facility extended to Classic. Of the $130.0 million outstanding under this facility at September 30, 2011, $34.1 million pertained to the Classic Carve-Out properties. The Classic credit facility has a termination date of June 21, 2014. Borrowings under the Classic credit facility bear interest, at the option of Classic, at either the Prime Rate plus an applicable margin of 1.00% to 2.00% or LIBOR plus an applicable margin of 2.00% to 3.00%. The margin rate is determined by the percentage of the borrowing base outstanding. The weighted average interest rate for the nine months ended September 30, 2011 and 2010 was 3.44% and 3.38%, respectively.

The borrowings under the Classic credit facility are secured by the oil and gas properties of Classic and are subject to semiannual borrowing base redeterminations on May 1 and November 1 of each year. The borrowing base at September 30, 2011 was $135.0 million, including $35.5 million allocable to the Classic Carve-Out properties.

The Classic credit facility requires Classic to maintain certain financial ratios, hedge a specified percentage of Classic’s production and limits the amount of indebtedness Classic can incur. In addition, the credit facility includes negative covenants restricting or limiting Classic’s ability to, among other things, incur additional indebtedness, consolidate or merge with other parties, pay distributions, dispose of assets or enter into leases. At September 30, 2011, Classic was in compliance with all existing debt covenants except for maintaining a 1.0 current ratio. Classic obtained a waiver from the lenders under the credit facility related to the current ratio covenant. After the borrowing base redetermination on November 1, 2011, which increased Classic’s borrowing base to $140.0 million, Classic was in compliance with all existing covenants, including maintaining a 1.0 current ratio. Classic was in compliance with all existing debt covenants at December 31, 2010.

The WHT Credit Facility

The WHT Assets are burdened by debt incurred pursuant to a $400.0 million revolving credit facility extended to WHT on April 8, 2011. Of the $179.0 million outstanding under this facility at September 30, 2011, $71.6 million pertained to the WHT Assets. The WHT credit facility has a termination date of April 8, 2016. Borrowings under the WHT credit facility bear interest, at the option of WHT, at either the Prime Rate plus an applicable margin of 0.75% to 1.75% or LIBOR plus an applicable margin of 1.75% to 2.75%. The margin rate is determined by the percentage of the borrowing base outstanding. The weighted average interest rate for the period from April 8, 2011 to September 30, 2011 was 2.92%.

The borrowings under the WHT credit facility are secured by the oil and gas properties of WHT and are subject to semiannual borrowing base redeterminations on May 1 and November 1 of each year. The borrowing base at September 30, 2011 was $230.0 million, including $92.0 million allocable to the WHT Assets.

The WHT credit facility requires WHT to maintain certain financial ratios, hedge a specified percentage of WHT’s production and limits the amount of indebtedness WHT can incur. In addition, the credit facility includes negative covenants restricting or limiting WHT’s ability to, among other things, incur additional

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

indebtedness, consolidate or merge with other parties, pay distributions, dispose of assets or enter into leases. At September 30, 2011, WHT was in compliance under existing debt covenants.

Note 7 —	Partners’ Capital

The Predecessor generally allocates income and losses to the partners based on each partner’s ownership percentage.

BlueStone:

On February 6, 2006, BlueStone, Holdings and Holdings’ members entered into a subscription and contribution agreement whereby all equity contributions made by Holdings’ members in exchange for equity units would be transferred directly to BlueStone.

According to the Subscription and Contributions Agreement and Amendments, members of Holdings have committed $84.7 million in equity contributions as of December 31, 2010. NGP VIII committed $75.7 million. The remaining $9.0 million was committed by certain members of BlueStone’s management. In 2010, BlueStone received an equity contribution from members of Holdings of an additional $40 million, including equity contributions of $4.2 million from management. NGP VIII advanced certain members of management $4.2 million to fund their equity contributions in 2010. In exchange for these advances, management issued notes payable which carry an interest rate of 2.72% and are payable May 28, 2015. The notes can be declared immediately due and payable if the holder is no longer employed by BlueStone or upon a merger, sale, or sale of substantially all assets of BlueStone. At September 30, 2011 and December 31, 2010, 100% of committed equity had been contributed. There were no capital contributions during the nine months ending September 30, 2011.

Classic:

On June 6, 2006, the partners of Classic entered into a Limited Partnership Agreement (the “Partnership Agreement”). According to the Partnership Agreement and Amendments, partners of Classic have committed $135.9 million in capital contributions as of December 31, 2010, including $35.7 million allocable to Classic Carve-Out. NGP VIII committed $123.0 million and the remaining $12.9 million was committed by certain members of Classic’s management. In 2010, Classic received capital contributions of $19.7 million, net of equity financing fees, from its partners, including $4.1 million allocable to Classic Carve-Out. During the nine months ended September 30, 2011, Classic received capital contributions of $21.9 million, net of equity financing fees, for its partners, including $4.8 million allocable to Classic Carve-Out. As of September 30, 2011, 100% of committed capital had been contributed.

WHT:

On February 24, 2011, WHT was formed by WildHorse Resources, LLC (“WildHorse”), the initial manager and operator of WHT, and Tanos Energy, LLC (“Tanos”). Both WildHorse and Tanos own a 50% membership interest in WHT. NGP IX and NGP IX Offshore collectively hold an approximate 100% and 99% ownership interest in WildHorse and Tanos, respectively, and funded 100% of the cash used by WildHorse and Tanos to fund their respective capital contributions to WHT. As of September 30, 2011, both WildHorse and Tanos have contributed $64.7 million each to WHT, of which an aggregate $51.8 million is allocable to the Predecessor.

Note 8 —	Incentive Interests

At September 30, 2011, BlueStone and Classic each had incentive units outstanding under their respective operating agreements. The BlueStone and Classic operating agreements provide for the issuance of up to 2,102,547 and 30,000 units, respectively. Holders of incentive units are entitled to cash distributions following

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

the sale, merger, or other transaction involving the stock or assets of the companies after the recovery of capital contributions plus a rate of return, specified as payout levels in their respective operating agreements.

Incentive units are subject to vesting or performance criteria, as specified in the operating agreements. All incentive units not vested are forfeited if an employee is no longer employed and are forfeited automatically after February 6, 2014 for BlueStone and October 26, 2012 for Classic.

The incentive units are accounted for as liability awards with compensation expense based on period-end fair value. Because it is not probable that the performance criterion has been met at September 30, 2011, no compensation expense has been recorded for any period in the combined Predecessor financial statements.

Note 9 —	Related Party and Affiliate Transactions

The majority partner of the Predecessor, NGP VIII, is an affiliate of certain directors of the entities comprising the Predecessor.

During the nine months ended September 30, 2011 and 2010, the Predecessor expensed advisory and directors’ fees of approximately $114,000 to NGP VIII. At September 30, 2011 and December 31, 2010 approximately $31,000 related to these fees was recorded as a related-party payable.

WHT Assets:

The WHT Assets are operated by WildHorse, a 50% member in WHT and a majority-controlled subsidiary of Memorial Resource. Under the terms of a management agreement dated April 8, 2011, WildHorse assumed certain responsibilities for the management of WHT, including the day-to-day operations of the company providing executive, administrative, land, financial, and accounting services and operating WHT’s properties. Under the terms of the agreement, WHT pays WildHorse an approximate $117,000 monthly management fee, of which $47,000 is allocable to the WHT Assets. Additionally, WHT pays Tanos, the other 50% member in WHT and a majority-controlled subsidiary of Memorial Resource, $44,000 per month, of which $18,000 is allocable to the WHT Assets, for certain services that it provides WHT, primarily managing its exploration program. These amounts are payable monthly in advance on the first of each month. At September 30, 2011 there were no outstanding management fees payable.

In addition to the management fees, both entities are entitled to recover from WHT certain expenditures made on its behalf that are not covered by the management fees. These amounts include certain payments for third-party professional services and other non-routine direct general and administrative expenses, costs incurred in the operation and development of the properties, and amounts paid to the other operators for WHT’s non-operated interests.

As the operator of the properties, WildHorse also markets WHT’s oil, gas and NGL production, collects the proceeds, pays the related production taxes and disburses amounts owed to royalty and other working interest owners. WildHorse also receives sales proceeds from the operators for the sale of non-operated production.

At September 30, 2011, WHT had a net affiliate accounts receivable from WildHorse of $8.3 million, of which $3.3 million was allocable to the WHT Assets. Semiannually, interest is calculated and paid to or collected from WHT by WildHorse as appropriate based on the period of time that advances made for WHT expenses and WHT sales proceeds held by WildHorse are outstanding. There was no material interest expense for the nine months ended September 30, 2011.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 10 —	Commitments and Contingencies

(a)	Lease Agreements

The Predecessor leases equipment and office space under operating leases expiring on various dates through 2015. Rent expense was approximately $233,000 and $174,000 for the nine months ended September 30, 2011 and 2010, respectively.

(b)	Litigation and Environmental

The Predecessor is involved in litigation in the normal course of business. Management does not believe the outcome of these matters will have a material adverse impact on the Predecessor’s financial condition or results of operations.

In connection with the acquisition of the Carthage Properties in April 2011, the Predecessor assumed approximately $0.4 million of environmental liabilities, which are reflected in other long-term liabilities on that balance sheet at September 30, 2011. Management believes the establishment of this environmental reserve is adequate and the resolution of such reserve will not have a material adverse impact on the Predecessor’s business, cash flows, financial position or results of operations.

(c)	Noncompete Agreements

The Predecessor entered into noncompete agreements with certain key employees which, in the event of the employee’s termination for other than cause (as defined in the noncompete agreements), provide for payments equal to the employee’s regular monthly salary for a time period to be determined by the Predecessor, but not to exceed 18 months.

Note 11 —	Defined Contribution Plan

The companies comprising the Predecessor sponsor defined contribution plans for the benefit of substantially all employees who have attained 18 years of age. The plan allows eligible employees to make tax-deferred contributions up to 100% of their annual compensation, not to exceed annual limits established by the Internal Revenue Service. The Predecessor makes matching contributions of up to 6% of an employee’s compensation and may make additional discretionary contributions for eligible employees meeting certain plan requirements. Employees vest ratably in the employer discretionary contributions over three years. The Predecessor’s contributions to the plan were approximately $145,000 and $117,000 during the nine months ended September 30, 2011 and 2010, respectively.

Note 12 —	Pro Forma Information

The pro forma balance sheet as of September 30, 2011 reflects the pro forma distribution accrual related to the estimated $84.0 million cash distribution expected to be made to Memorial Resource upon the closing of the Offering. This distribution represents a portion of the consideration to be paid to Memorial Resource for the properties to be acquired by the Partnership from the Predecessor upon the closing of the Offering and is a partial return of capital that was initially invested by Memorial Resource, including amounts invested in 2011 to assist the Predecessor with acquiring properties detailed in Note 3. This pro forma $84.0 million cash distribution will be funded with the net proceeds received in connection with the Offering and as such, the accrual is an estimate that may be materially different from the actual distribution, if any, depending upon the price of the units and the number of units ultimately sold.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Memorial Production Partners GP LLC:

We have audited the accompanying combined balance sheets of Memorial Production Partners LP Predecessor (as described in Note 1 to the financial statements) as of December 31, 2010 and 2009, and the related combined statements of operations, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2010. These combined financial statements are the responsibility of the Memorial Production Partners LP’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Memorial Production Partners LP Predecessor as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Dallas, TX
June 22, 2011

PREDECESSOR

COMBINED BALANCE SHEETS AS OF
DECEMBER 31, 2010 AND 2009

	2010	2009
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$5,654	$5,297
Accounts receivable:
Oil and natural gas sales	6,175	5,025
Joint interest owners and other	3,848	2,362
Short-term derivative instruments	3,791	3,086
Prepaid expenses and other current assets	771	1,110

Total current assets	20,239	16,880
Property and equipment, at cost:
Oil and natural gas properties, successful efforts method	314,975	187,217
Other	2,553	2,137

	317,528	189,354
Accumulated depreciation, depletion and impairment	(93,224)	(61,358)

Oil and natural gas properties, net	224,304	127,996
Long-term derivative instruments	2,699	814
Other long-term assets	1,298	463

Total assets	$248,540	$146,153

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$8,482	$3,442
Revenues payable	3,564	3,140
Accrued liabilities	3,874	654
Current portion of long-term debt	69	24
Short-term derivative instruments	109	13
Asset retirement obligations	25	113

Total current liabilities	16,123	7,386
Long-term debt	115,359	61,760
Deferred tax liabilities	225	—
Asset retirement obligations	10,867	3,693
Long-term derivative instruments	109	288
Other long-term liabilities	56	38

Total liabilities	142,739	73,165
Commitments and contingencies (Note 11)
Partners’ capital	105,801	72,988

Total liabilities and partners’ capital	$248,540	$146,153

See accompanying notes to combined financial statements.

PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS
DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
	(In thousands)

Revenues:
Oil & natural gas sales	$37,308	$24,541	$49,313
Other income	1,433	319	622

Total revenues	38,741	24,860	49,935

Costs and expenses:
Lease operating	13,974	11,207	8,843
Exploration	39	2,690	374
Production taxes	2,112	1,464	3,127
Depreciation, depletion and amortization	20,066	15,226	12,353
Impairment of proved oil and natural gas properties	11,800	3,480	14,166
General and administrative	6,116	4,811	3,835
Accretion	663	320	224
Gain on derivative instruments	(10,264)	(10,834)	(9,815)
Gain on sale of properties	(1)	(7,851)	(7,395)
Other, net	890	304	—

Total costs and expenses	45,395	20,817	25,712

Operating (loss) income	(6,654)	4,043	24,223
Interest expense	(4,438)	(2,937)	(3,138)

Income (loss) before income taxes	(11,092)	1,106	21,085
Income tax expense	(225)	—	—

Net (loss) income	$(11,317)	$1,106	$21,085

See accompanying notes to combined financial statements.

PREDECESSOR

COMBINED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL
DECEMBER 31, 2010, 2009 AND 2008

Total Partners’
Capital
(In thousands)

Balance January 1, 2008	$37,682
Contributions from partners	—
Distributions to partners	(4,191)
Net income	21,085

Balance December 31, 2008	54,576
Contributions from partners	17,306
Distributions to partners	—
Net income	1,106

Balance December 31, 2009	72,988
Contributions from partners	44,130
Distributions to partners	—
Net loss	(11,317)

Balance December 31, 2010	$105,801

See accompanying notes to combined financial statements.

PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
	(In thousands)

Cash flows from operating activities:
Net (loss) income	$(11,317)	$1,106	$21,085
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation, depletion, and amortization	20,066	15,226	12,353
Impairment of proved oil and natural gas properties	11,800	3,480	14,166
Unrealized (gain) loss on derivatives	(2,674)	6,430	(9,975)
Deferred income tax expense	225	—	—
Amortization of loan origination fees	745	109	26
Accretion	663	320	224
Gain on sale of properties	(1)	(7,851)	(7,395)
Exploratory dry hole costs	39	2,690	374
Changes in operating assets and liabilities:
Accounts receivable	(2,637)	6,522	(5,044)
Prepaid expenses and other assets	227	(729)	(187)
Accounts payable	855	(12,597)	8,546
Revenue payable	423	(1,171)	(494)
Accrued liabilities	1,771	(842)	(969)
Other	103	(21)	128

Net cash provided by operating activities	20,288	12,672	32,838
Cash flows from investing activities:
Acquisition of oil and natural gas properties	(104,542)	(17,455)	(15,199)
Additions to oil and gas properties	(13,129)	(19,034)	(45,378)
Additions to other property and equipment	(416)	(210)	(388)
Proceeds from the sale of oil and gas properties	1,400	11,752	15,418

Net cash used by investing activities	(116,687)	(24,947)	(45,547)
Cash flows from financing activities:
Advances on revolving credit facility	115,106	11,948	24,570
Payments on revolving credit facility	(61,600)	(12,749)	(8,750)
Contributed capital	44,130	17,306	—
Distribution to partners	—	—	(4,191)
Proceeds from borrowings of long-term debt	182	—	—
Repayment of borrowings of long-term debt	(44)	(27)	(10)
Loan origination fees	(1,018)	(489)	—

Net cash provided by financing activities	$96,756	$15,989	$11,619
Net increase (decrease) in cash	357	3,714	(1,090)
Cash and cash equivalents, beginning of year	$5,297	$1,583	$2,673

Cash and cash equivalents, end of year	$5,654	$5,297	$1,583

Supplemental cash flows:
Cash paid for interest	$4,309	$2,677	$2,087
Noncash investing and financing activities:
Purchase of fixed assets with note payable	—	117	—
Environmental remediation net liability recorded as part of Merit acquisition (see Note 3)	1,450	—	—

See accompanying notes to combined financial statements.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1 —	Organization

General

Memorial Production Partners LP (the “Partnership”) is a limited partnership formed in April 2011 by Memorial Resource Development LLC (“Memorial Resource”) to acquire, develop and produce oil and natural gas properties and to acquire, own and operate related assets. Memorial Resource, which is owned by Natural Gas Partners VIII, L.P. (“NGP VIII”), Natural Gas Partners IX, L.P. and NGP IX Offshore Holdings, L.P., currently owns all the general and limited partner interests in the Partnership. The Partnership plans to pursue an initial public offering of its common units representing limited partner interests (the “Offering”). In connection with the closing of the Offering, pursuant to a planned contribution, conveyance and assignment agreement, the Partnership will acquire for a combination of cash and common units (1) substantially all of the oil and natural gas properties and related assets currently owned by BlueStone Natural Resources, LLC, a majority-controlled subsidiary of Memorial Resource, (2) certain oil and natural gas properties and related assets currently owned by Classic Hydrocarbons Holdings, L.P., a majority-controlled subsidiary of Memorial Resource, and (3) certain oil and natural gas properties and related assets currently controlled by WHT Energy Partners LLC (“WHT”), which is 50% owned by WildHorse Resources, LLC and 50% owned by Tanos Energy, LLC, both of which are majority-controlled subsidiaries of Memorial Resource. The assets were acquired by WHT in April 2011.

The following entities were determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission to represent the combined predecessor (the “Predecessor”) of the Partnership.

•	BlueStone Natural Resources, LLC (“BlueStone”) is a Delaware limited liability company formed in January 2006 to engage in the acquisition, development, production and exploration and sale of oil and natural gas. BlueStone is a wholly owned subsidiary of BlueStone Natural Resources Holdings, LLC (“Holdings”), whose sole purpose is to provide financing for BlueStone. BlueStone owns oil and natural gas producing properties in Texas. Prior to the Offering, Memorial Resource owned an 89.45% interest in BlueStone and certain members of BlueStone’s management owned a 10.55% interest.

•	Certain carved-out oil and natural gas properties (“Classic Carve-Out”) of Classic Hydrocarbons Holdings, L.P. (“Classic”) that will be acquired by the Partnership at the closing of the initial public offering. Classic was formed in 2006 to engage in the exploration, development, production, and sale of oil and natural gas primarily in East Texas. Prior to the Offering, Memorial Resource owned a 90.21% limited partner interest in Classic and an 83.33% membership interest in the general partner of Classic.

The Classic Carve-Out financial statements include the applicable amounts of Craton Energy Holdings III, LP (“Craton”), which was contributed to Classic by NGP VIII in 2009. This contribution was accounted for as a combination of entities under common control; therefore, Classic accounted for the acquisition in a manner similar to the pooling of interest method. Information included in these financial statements is presented as if Craton had been combined throughout the periods presented in which common control existed.

Note 2 —	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The accompanying combined financial statements were derived from the historical accounting records of the Predecessor and reflect the historical financial position, results of operations and cash flows for the periods described herein. All material intercompany transactions and account balances have been eliminated in the combination of accounts. The accompanying combined financial statements have been prepared in accordance

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

with accounting principles generally accepted in the United States of America (“GAAP”). The Predecessor operates oil and natural gas properties as one business segment: the exploration, development and production of oil and natural gas. The Predecessor’s management evaluates performance based on one business segment as there are not different economic environments within the operation of the oil and natural gas properties.

As common control exists among the Predecessor entities, the Predecessor’s combined financial statements reflect the financial statements of BlueStone and Classic Carve-Out on a combined basis for the periods presented.

The Classic Carve-Out amounts included in the accompanying financial statements were determined in accordance with Regulations S-X, Article 3 “General instructions as to financial statements” and Staff Accounting Bulletin (“SAB”) Topic 1-B “Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.” Certain expenses incurred by Classic are only indirectly attributable to its ownership of Classic Carve-Out as Classic owns interests in numerous other oil and natural gas properties. As a result, certain assumptions and estimates were made in order to allocate a reasonable share of such expenses to the Predecessor, so that the amounts included in the accompanying combined financial statements attributable to Predecessor reflect substantially all of the cost of doing business. Such allocations may or may not reflect future costs associated with the operation of the Partnership.

(b)	Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include, but are not limited to, oil and natural gas reserves; depreciation, depletion, and amortization of proved oil and natural gas properties; future cash flows from oil and natural gas properties; impairment of long-lived assets; fair value of derivatives; fair value of equity compensation; fair values of assets acquired and liabilities assumed in business combinations and asset retirement obligations.

(c)	Principles of Combination

The accompanying combined financial statements include the accounts of BlueStone and its wholly owned subsidiaries as well as the accounts of Classic Carve-Out. All material intercompany balances and transactions have been eliminated.

(d)	Cash and Cash Equivalents

The Predecessor considers all highly liquid instruments with original contractual maturities of three months or less to be cash equivalents.

(e)	Concentrations of Credit Risk and Significant Customers

Financial instruments which potentially subject the Predecessor to credit risk consist principally of cash balances, accounts receivable and derivative financial instruments. The Predecessor maintains cash and cash equivalents in bank deposit accounts which, at times, may exceed the federally insured limits. Management periodically reviews and assesses the financial condition of the banks to mitigate the risk of loss. Derivative financial instruments are generally executed with major financial institutions that expose the Predecessor to

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

market and credit risks and which may, at times, be concentrated with certain counterparties. The credit worthiness of the counterparties is subject to continual review. The Predecessor also has netting arrangements in place with counterparties to reduce credit exposure. The Predecessor has not experienced any losses from such investments.

The Predecessor’s oil and natural gas sales are to a variety of purchasers, including intrastate and interstate pipelines or their marketing affiliates and independent marketing companies. The Predecessor’s joint operations account receivables are from a number of oil and natural gas companies, partnerships, individuals, and others who own interests in the properties operated by the Predecessor. Generally, operators of crude oil and natural gas properties have the right to offset future revenues against unpaid charges related to operated wells, minimizing the credit risk associated with these receivables. Additionally, management believes that any credit risk imposed by a concentration in the oil and natural gas industry is offset by the creditworthiness of the Predecessor’s customer base. Management determines amounts to be uncollectible when the Predecessor has used all reasonable means of collection and settlement. Amounts outstanding longer than the contractual terms are considered past due. Management believes all amounts included in accounts receivable at December 31, 2010 and 2009 will be collected, and therefore, no allowance for uncollectible accounts has been recorded.

For the year ended December 31, 2010, purchases by Enterprise Texas Pipeline, LLC, Dominion Gas Ventures, LP and ConocoPhillips accounted for 30.5%, 24.9% and 11.2%, respectively, of the Predecessor’s total sales revenues.

For the year ended December 31, 2009, purchases by Enterprise Texas Pipeline, LLC and Dominion Gas Ventures, LP accounted for 35.8% and 34.4%, respectively, of the Predecessor’s total sales revenues.

For the year ended December 31, 2008, purchases by Dominion Gas Ventures, LP and Enterprise Texas Pipeline, LLC accounted for 43.4% and 31.5%, respectively, of the Predecessor’s total sales revenues. No other customer accounted for more than 10% of total revenues for the years ended December 31, 2010, 2009, or 2008.

If the Predecessor were to lose any one of its customers, the loss could temporarily delay production and sale of oil and natural gas in the related producing region. If the Predecessor were to lose any single customer, the Predecessor believes that a substitute customer to purchase the impacted production volumes could be identified. However, if one or more of the Predecessor’s larger customers ceased purchasing oil or natural gas altogether, the loss of such customer could have a detrimental effect on production volumes in general and on the ability to find substitute customers to purchase production volumes.

(f)	Oil and Natural Gas Properties

The Predecessor accounts for its oil and natural gas exploration, development and production activities in accordance with the successful efforts method of accounting. Under this method, costs of acquiring properties, costs of drilling successful exploration wells, and development costs are capitalized. The costs of exploratory wells are initially capitalized pending a determination of whether proved reserves have been found. At the completion of drilling activities, the costs of exploratory wells remain capitalized if determination is made that proved reserves have been found. If no proved reserves have been found, the costs of each of the related exploratory wells are charged to expense. In some cases, a determination of proved reserves cannot be made at the completion of drilling, requiring additional testing and evaluation of the wells. The Predecessor’s policy is to expense the costs of such exploratory wells if a determination of proved reserves has not been made within a twelve-month period after drilling is complete. Exploration costs such as geological, geophysical, and seismic costs are expensed as incurred.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

As exploration and development work progresses and the reserves on these properties are proven, capitalized costs attributed to the properties are subject to depreciation and depletion. Depletion of capitalized costs is provided using the units-of-production method based on proved oil and gas reserves related to the associated field. The timing of any write downs of unproven properties, if warranted, depends upon the nature, timing, and extent of planned exploration and development activities and their results.

On the sale or retirement of a complete or partial unit of a proved property or pipeline and related facilities, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and any gain or loss is recognized.

The following table presents the amount of capitalized exploratory drilling costs pending evaluation at December 31 for each of the last three years and changes in those amounts during the years then ended (in thousands):

	2010	2009	2008

Balance, January 1	$821	$1,468	$124
Additions to capitalized exploratory well costs pending determination of proved reserves	2,013	821	1,468
Reclassification to proved oil and natural gas properties based on the determination of proved reserves	(821)	—	(124)
Capitalized exploratory well costs charged to expense	—	(1,468)	—

Balance, December 31	$2,013	$821	$1,468

(g)	Oil and Gas Reserves

The estimates of proved oil and natural gas reserves utilized in the preparation of the combined financial statements are estimated in accordance with the rules established by the Securities and Exchange Commission (SEC) and the Financial Accounting Standards Board (FASB), which subsequent to December 31, 2008 require that reserve estimates be prepared under existing economic and operating conditions using a 12-month average price with no provision for price and cost escalations in future years except by contractual arrangements. The Predecessor’s annual reserve estimates were prepared by third-party petroleum engineers.

Reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. The Predecessor depletes its oil and gas properties by field using the units-of-production method. Capitalized drilling and development costs of producing oil and natural gas properties are depleted over proved developed reserves and leasehold costs are depleted over total proved reserves. It is possible that, because of changes in market conditions or the inherent imprecision of reserve estimates, the estimates of future cash inflows, future gross revenues, the amount of oil and natural gas reserves, the remaining estimated lives of oil and natural gas properties, or any combination of the above may be increased or reduced. Increases in recoverable economic volumes generally reduce per unit depletion rates while decreases in recoverable economic volumes generally increase per unit depletion rates.

In January 2010, the FASB issued Accounting Standards Update 2010-03 (“ASU 2010-03”), Oil and Gas Reserve Estimations and Disclosures. This update aligns the current oil and natural gas reserve estimation and disclosure requirements of ASC Topic 932, Extractive Activities — Oil and Gas, with the requirements in the Securities and Exchange Commission’s final rule, Modernization of Oil and Gas Reporting Requirements (the “Final Rule”), which was issued on December 31, 2008 and was effective for the year ended December 31, 2009. The Final Rule was designed to modernize and update the oil and natural gas disclosure requirements to align with current practices and changes in technology.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The Final Rule permits the use of new technologies to determine proved reserves estimates if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volume estimates. The Final Rule will also allow, but not require, companies to disclose their probable and possible reserves to investors. In addition, the new disclosure requirements require companies to: (i) report the independence and qualifications of its reserves preparer or auditor; (ii) file reports when a third party is relied upon to prepare reserves estimates or conduct a reserves audit; and (iii) report oil and natural gas reserves using an average price based upon the prior 12-month period rather than a year-end price. The Final Rule became effective for fiscal years ending on or after December 31, 2009. The Predecessor’s 2009 and 2010 depletion calculations were based upon proved reserves that were determined using the new reserve rules; whereas, the depletion calculation in 2008 was based on the prior SEC methodology.

(h)	Other Property and Equipment

Other property and equipment is stated at historical costs and is comprised primarily of vehicles, furniture, fixtures, and computer hardware and software. Depreciation of other property and equipment is calculated using the straight-line method based on estimated useful lives of three to five years.

(i)	Impairments

Proved oil and natural gas properties are reviewed for impairment when events and circumstances indicate a possible decline in the recoverability of the carrying value of such properties, such as a downward revision of the reserve estimates, less than expected production, drilling results, or lower commodity prices. The estimated future cash flows expected in connection with the property are compared to the carrying value of the property to determine if the carrying amount is recoverable. If the carrying value of the property exceeds its estimated undiscounted future cash flows, the carrying amount of the property is reduced to its estimated fair value. The factors used to determine fair value include, but are not limited to, estimates of proved reserves, future commodity prices, the timing of future production and capital expenditures and a discount rate commensurate with the risk reflective of the lives remaining for the respective oil and gas properties. The Predecessor accounts for impairment as a Level 3 fair value computation. Impairment expense for the years ended December 31, 2010, 2009 and 2008 was approximately $11.8 million, $3.5 million and $14.2 million.

Nonproducing oil and natural gas properties, which consist of undeveloped leasehold costs and costs associated with the purchase of proved undeveloped reserves, are assessed for impairment on a property-by-property basis. If the assessment indicates an impairment, a loss is recognized by providing a valuation allowance. The impairment assessment is affected by economic factors such as the results of exploration activities, commodity price outlooks, remaining lease terms, and potential shifts in business strategy employed by management.

(j)	Asset Retirement Obligations

The Predecessor accounts for asset retirement obligations under ASC Topic 410, Asset Retirement and Environmental Obligations. ASC 410 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Oil and gas producing companies incur such a liability upon acquiring or drilling a well. Under ASC 410, an asset retirement obligation is recorded as a liability at its estimated present value at the asset’s inception, with an offsetting increase to producing properties in the accompanying combined balance sheets, which is allocated to expense over the useful life of the asset. Periodic accretion of the discount on asset retirement obligations is recorded as an expense in the accompanying combined statements of operations. Upon settlement of the liability, a gain or loss is recognized to the extent the actual costs differ from the recorded liability. See Note 6.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(k)	Other Long-Term Assets

Other long-term assets consist of deposits and deferred financing costs associated with the Predecessor’s credit facilities. Deferred financing costs are stated at cost, net of amortization, and are amortized over the terms of the credit facilities. Amortization expense for the years ended December 31, 2010, 2009, and 2008 was approximately $745,000, $109,000, and $26,000, respectively.

(l)	Revenue Recognition

Oil and natural gas revenues are recorded using the sales method. Under this method, the Predecessor recognizes revenues based on actual volumes of oil and natural gas sold to purchasers. The Predecessor and other joint interest owners may sell more or less than their entitlement share of volumes produced. A liability is recorded and revenue is deferred if the Predecessor’s excess sales of natural gas volumes exceed its estimated remaining recoverable reserves. The Predecessor had no significant natural gas imbalances at December 31, 2010 or 2009.

(m)	General and Administrative Expense

The Predecessor receives fees for operation of jointly owned oil and natural gas properties and records such reimbursements as a reduction of general and administrative expenses. Such fees totaled approximately $980,000, $858,000 and $899,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

(n)	Derivative Instruments

The Predecessor uses derivative financial instruments (swaps, floors, collars, and forward sales) to reduce the impact of natural gas and oil price fluctuations and uses interest rate swaps to manage exposure to interest rate volatility, primarily as a result of variable rate borrowings under the credit facilities. Every derivative instrument (including certain derivative instruments embedded in other contracts) is recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statements of operations. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting treatment. The Predecessor had no derivatives designated as hedges at December 31, 2010 or 2009.

Changes in the fair value of derivative financial instruments that do not qualify for accounting treatment as hedges are recognized currently in the statements of operations.

(o)	Income Taxes

The Predecessor’s entities are not taxpaying entities for federal income tax purposes, and thus no federal income tax expense has been recorded in the accompanying combined financial statements. The partners or members of the Predecessor’s entities are responsible for federal income taxes on their respective share of the Predecessor’s entities income.

The Predecessor’s entities are subject to the Texas margin tax and certain aspects of the tax make it similar to an income tax as the tax is assessed on 1% of taxable margin. Deferred taxes related to Texas margin tax arise due to temporary differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis. Deferred tax liabilities and current tax expense as of and for the year ended December 31, 2010 was approximately $225,000. There were no deferred taxes at December 31,

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

2009 and no tax expense recorded for the years ending December 31, 2009 and 2008. The Predecessor had no uncertain tax positions that required recognition in the combined financial statements at December 31, 2010 or 2009.

(p)	Equity Compensation

The cost of employee services received in exchange for equity instruments is measured based on estimated fair value at period end for liability awards. That cost is recognized as compensation expense over the requisite service period. Awards subject to performance criteria vest when it is probable that the performance criteria will be met and the requisite service period has been met. Generally, no compensation expense is recognized for equity instruments that do not vest.

(q)	New Accounting Pronouncements

On July 21, 2010, the FASB issued ASU 2010-20 “Receivables (Topic 310) — Disclosures about the Credit Quality of Financial Receivables and the Allowance for Credit Losses.” ASU 2010-20 requires disclosure of additional information to assist financial statement users to understand more clearly an entity’s credit risk exposures to finance receivables and the related allowance for credit losses. ASU 2010-20 is effective for all public companies for interim and annual reporting periods ending on or after December 15, 2010, with specific items, such as the allowance rollforward and modification disclosures, effective for periods beginning after December 15, 2010. We do not expect the adoption of this new guidance to have an impact on our financial position, cash flows or results of operations.

In April 2010, the FASB issued ASU 2010-14, which amends the guidance on oil and natural gas reporting in Accounting Standards Codification 932.10.S99-1 by adding the Codification of SEC Regulation S-X, Rule 4-10 as amended by the SEC Final Rule 33-8995. Both ASU 2010-03 and ASU 2010-14 are effective for annual reporting periods ending on or after December 31, 2009. Application of the revised rules is prospective and companies are not required to change prior period presentation to conform to the amendments.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 requires reporting entities to provide information about movements of assets amount Levels 1 and 2 of the three-tier fair value hierarchy established by FASB ASC 820. The guidance is effective for any fiscal year that begins after December 15, 2009. The Predecessor adopted the provisions of ASU 2010-06 on January 1, 2010 and this ASU did not have a material impact on the Predecessor’s financial position, results of operations or cash flows.

Note 3 —	Acquisitions and Divestitures

The Predecessor acquires proved oil and natural gas properties that meet management’s criteria with respect to reserve lives, development potential, production risk and other operational characteristics. The Predecessor generally does not acquire assets other than oil and natural gas property interests.

The operating revenues and expenses of acquired properties are included in the Predecessor’s combined financial statements from their respective closing dates forward. Transactions are financed through partner contributions and borrowings.

The acquisitions discussed below were accounted for under the acquisition method of accounting. Accordingly, the Predecessor conducted assessments of net assets acquired and recognized amounts for identifiable assets acquired and liabilities assumed at their estimated acquisition date fair values, while

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

acquisition costs associated with the acquisitions were expensed as incurred for 2010 and 2009 and were capitalized as additional costs of oil and natural gas properties for 2008.

The fair values of oil and natural gas properties are measured using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation of oil and natural properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate.

2010 Acquisitions

Effective January 1, 2010, the Predecessor acquired producing oil and natural gas properties in East Texas from Petrohawk Properties, LP for approximately $5.8 million. The net purchase price was allocated $5.8 million to proved oil and gas properties. The acquisition closed on May 28, 2010.

Effective March 1, 2010, the Predecessor acquired oil and natural gas properties in East Texas from BP America Production Company for approximately $8.2 million. The net purchase price was allocated to proved oil and gas properties. This acquisition closed on March 29, 2010.

Effective April 1, 2010, the Predecessor acquired Forest Oil’s interests in wells located in Webb County, Texas (the “Forest Oil Properties”) for a net purchase price of approximately $65.9 million. The net purchase price was allocated to oil and gas properties. This acquisition of properties closed on June 30, 2010.

Summarized below are the results of operations for the years ended December 31, 2010 and 2009, on an unaudited pro forma basis, as if the acquisition had occurred on January 1, 2009. The unaudited pro forma financial information was derived from the historical combined statement of operations of the Predecessor and the statements of revenues and direct operating expenses for the Forest Oil Properties, which were derived from the historical accounting records of the seller. The unaudited pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above, nor is such information indicative of the Predecessor’s expected future results of operations.

	2010		2009
	Actual	Pro Forma	Actual	Pro Forma
	(In thousands)		(In thousands)

Forest Oil Properties:
Revenues	$38,741	$47,409	$24,860	$41,131
Net (loss) income	$(11,317)	$(5,506)	$1,106	$11,631

Effective May 1, 2010, the Predecessor acquired Merit Energy’s (“Merit”) interest in wells located in South Texas for a net purchase price of approximately $14.1 million. The net purchase price was allocated as follows (in thousands):

Oil and gas properties	$15,397
Prepaid assets	450
Assumed liabilities	(1,728)

Net purchase price	$14,119

As part of the acquisition process, an environmental review was performed and it was determined that there was environmental damage to one of the acquired properties. As such, the parties agreed to reduce the purchase price by $550,000. Additionally, the Predecessor and Merit entered into an escrow agreement where the Predecessor agreed to pay for the initial $1.0 million of the remediation costs, with Merit paying for gross

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

amounts incurred in excess of $1.0 million and up to $1.45 million. The Predecessor’s anticipated cost to remediate this area is $1.45 million. As of December 31, 2010, the Predecessor has recorded an accrued liability of $1.45 million for these remediation costs. Merit has funded an escrow account with the $450,000 and that amount is included in the balance sheet as a prepaid asset. This acquisition closed on June 4, 2010.

Effective May 1, 2010, the Predecessor acquired Zachry Exploration, LLC’s interest in the Predecessor’s Laredo area properties for a net purchase price of $6.5 million. The net purchase price was allocated to oil and gas properties. This acquisition closed on August 3, 2010.

Effective April 1, 2010, the Predecessor acquired U.S. Enercorp, LTD’s interest in wells located in McMullen County, Texas for a net purchase price of approximately $2.6 million. The net purchase price was allocated to oil and gas properties. This acquisition closed on May 28, 2010.

The Predecessor also acquired interests in oil and gas properties in a number of individually insignificant acquisitions during 2010 which aggregated to a total of approximately $6.0 million. Included in other expense in the accompanying combined statements of operations for the year ended December 31, 2010 are approximately $890,000 of acquisition costs related to the 2010 acquisitions.

2009 Acquisitions

Effective February 1, 2009, the Predecessor acquired Coronado Energy E&P Company, LLC’s interest in Predecessor’s Laredo area properties for a net purchase price of approximately $13.0 million. The net purchase price was allocated to oil and gas properties. This acquisition closed on March 16, 2009.

The Predecessor acquired Chroma Oil and Gas, LP’s interest in the Predecessor’s Laredo area properties, effective April 1, 2009 for a net purchase price of approximately $2.9 million. The net purchase price was allocated to oil and gas properties. The acquisition closed on May 20, 2009.

The Predecessor also acquired interests in oil and gas properties in a number of individually insignificant acquisitions during 2009, which aggregated to a total of approximately $0.9 million. Included in other expense in the accompanying combined statements of operations for the year ended December 31, 2009 are approximately $304,000 of acquisition costs related to the 2009 acquisitions.

2008 Acquisitions

Effective April 1, 2008, the Predecessor acquired Forest Energy’s interest in the Predecessor’s Laredo area properties for a net purchase price of approximately $8.7 million. The acquisition closed on April 22, 2008. Effective September 1, 2008, the Predecessor acquired additional oil and gas properties from Forest for a net purchase price of approximately $6.0 million. The acquisition closed on October 6, 2008. The net purchase price of these acquisitions was allocated to oil and gas properties. In addition, the Predecessor obtained Chevron’s working interest in undeveloped acreage in the Laredo area properties for approximately $0.8 million through a farm-out agreement.

Divestitures of non-core assets

On January 20, 2010, the Predecessor sold its interests in the Saner wells for net proceeds of approximately $1.4 million. There was no significant gain or loss associated with this sale. In addition, during 2010, the Predecessor received a settlement of approximately $1.2 million related to a property that the Predecessor had not been given the opportunity to acquire despite a preferential right to acquire the property held by the Predecessor. This settlement amount has been recorded in other income for the year ended December 31, 2010.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Effective January 8, 2009, the Predecessor sold a portion of their interests in the Nueces Mineral Company lease (NMC Lease) for net proceeds of $2.7 million. The Predecessor sold additional interests in the NMC Lease effective May 1, 2009 for net proceeds of $9.0 million. The Predecessor recorded gains on these sales of approximately $7.8 million.

Effective January 1, 2008, the Predecessor sold their Rocky Mountain assets for $8.0 million. The Predecessor recorded a gain on this sale of approximately $3.9 million.

On February 28, 2008, the Predecessor sold their Mid-Continent assets at auction for proceeds of approximately $0.4 million. The Predecessor recorded a gain on this sale of approximately $0.1 million.

Effective June 1, 2008, the Predecessor sold their interests in Harris County for net proceeds of approximately $6.7 million. The Predecessor recorded a gain on this sale of approximately $3.0 million.

Note 4 —	Fair Value Measurements of Financial Instruments

The Predecessor uses a valuation framework based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories: observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources; whereas, unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further divided into the following fair value input hierarchy:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Predecessor considers active markets to be those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes those derivative instruments that the Predecessor values using observable market data. Substantially all of these inputs are observable in the marketplace throughout the full term of the derivative instrument, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. Level 2 instruments primarily include non-exchange-traded derivatives, such as over-the-counter commodity price swaps, collars, put options and interest rate swaps. At December 31, 2010 and 2009, all of the Predecessor’s derivative instruments were considered Level 2.

Level 3 — Measure based on prices or valuation models that require inputs that are both significant to the fair value measurement and are less observable from objective sources (i.e., supported by little or no market activity).

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The carrying values of cash and cash equivalents, accounts receivables, accounts payables (including accrued liabilities) and amounts outstanding under long-term debt agreements included in the accompanying combined balance sheets approximated fair value at December 31, 2010 and 2009. These assets and liabilities are not presented in the following tables.

Derivative Instruments — The fair market values of the derivative financial instruments reflected in the combined balance sheets were based on quotes obtained from the counterparties to the agreements. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Predecessor’s assessment of the significance of a particular input to the fair

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The fair value input hierarchy to which an asset or liability measurement falls is determined based on the lowest-level input that is significant to the measurement in its entirety. The following table presents the Predecessor’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010 and 2009 for each of the fair value hierarchy levels (in thousands):

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices in	Significant Other	Significant	Fair Value at
	Active Markets	Observable Inputs	Unobservable Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2010

Assets:
Commodity derivative price swap contracts	$—	$3,067	$—	$3,067
Commodity derivative collar contracts		4,086		4,086

Total assets	$—	$7,153	$—	$7,153

Liabilities:
Commodity derivative price collar contracts	$—	$(420)	$—	$(420)
Commodity derivative put options	—	(58)	—	(58)
Commodity derivative interest rate swaps	—	(403)	—	(403)

Total liabilities	$—	$(881)	$—	$(881)

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in	Significant Other	Significant
	Active Markets	Observable Inputs	Unobservable Inputs	Fair Value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2009

Assets:
Commodity derivative price swap contracts	$—	$1,683	$—	$1,683
Commodity derivative collar contracts		2,264		2,264

Total assets	$—	$3,947	$—	$3,947

Liabilities:
Commodity derivative price swap contracts	$—	$(104)	$—	$(104)
Commodity derivative price collar contracts	—	(137)	—	(137)
Commodity derivative interest rate swaps	—	(107)	—	(107)

Total liabilities	$—	$(348)	$—	$(348)

For additional information on the Predecessor’s derivative instruments, see note 5.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are reported at fair value on a nonrecurring basis in the Predecessor’s combined balance sheets. The following methods and assumptions were used to estimate the fair values:

Asset Retirement Obligations (ARO’s) — The Predecessor estimates the fair value of ARO’s based on discounted cash flow projections using numerous estimates, assumptions, and judgments regarding such factors as the existence of a legal obligation for an ARO; amounts and timing of settlements; the credit-adjusted risk-free rate to be used; and inflation rates. See note 6 for a summary of changes in ARO’s.

Properties Acquired in Business Combinations — If sufficient market data is not available, the Predecessor determines the fair values of proved and unproved properties acquired in transactions accounted for as business combinations by preparing estimates of discounted cash flow projections. The factors to determine fair value include, but are not limited to, estimates of proved reserves, future commodity prices, the timing of future production and capital expenditures and a discount rate commensurate with the risk reflective of the lives remaining for the respective oil and gas properties.

Note 5 —	Risk Management and Derivative Instruments

The Predecessor utilizes derivative instruments to manage exposure to commodity price and interest rate fluctuations and achieve a more predictable cash flow in connection with its natural gas and oil sales from production and borrowing related activities. These transactions limit exposure to declines in prices or increases in interest rates, but also limit the benefits the Predecessor would realize if prices increase or interest rates decrease.

Inherent in the Predecessor’s portfolio of natural gas and interest rate derivative contracts are certain business risks, including market risk and credit risk. Market risk is the risk that the price of natural gas will change, either favorably or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from nonperformance by the Predecessor’s counterparty to a contract. The Predecessor does not require collateral from its counterparties but does attempt to minimize its credit risk associated with derivative instruments by limiting its exposure to any single counterparty and entering into derivative instruments only with counterparties that are large financial institutions, which management believes present minimal credit risk. In addition, to mitigate its risk of loss due to default, the Predecessor has entered into master netting agreements with its counterparties on its derivative instruments that allow the Predecessor to offset its asset position with its liability position in the event of default by the counterparty. Had the Predecessor’s counterparties failed to perform under existing derivative contracts, the maximum loss at December 31, 2010 would be approximately $6,080,000.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(a)	Commodity Derivatives

The Predecessor uses a combination of natural gas swaps, costless collars and put options to manage its exposure to commodity price volatility. At December 31, 2010, the Predecessor had the following open commodity positions:

Natural Gas Swaps
		Average Monthly	Weighted Average
Beginning Month	Ending Month	Volumes (MMBtu)	Fixed Price

1/1/2011	12/31/2011	88,000	$6.11
2/1/2011	6/30/2011	54,000	$4.10
1/1/2012	6/30/2012	15,000	$5.35
1/1/2012	12/31/2012	90,000	$5.81
1/1/2013	12/31/2013	61,000	$5.76

Natural Gas Collars
		Average Monthly	Weighted Average	Weighted Average
Beginning Month	Ending Month	Volumes (MMBtu)	Floor Price	Ceiling price

1/1/2011	4/30/2011	6,000	$6.25	$7.25
1/1/2011	8/31/2011	6,000	$6.25	$7.15
1/1/2011	12/31/2011	193,000	$5.28	$6.75
7/1/2011	12/31/2011	21,000	$4.00	$5.00
1/1/2012	12/31/2012	275,000	$4.88	$6.19
1/1/2013	12/31/2013	269,000	$4.82	$5.80

Natural Gas Put Options
		Average Monthly
Beginning Month	Ending Month	Volumes (MMBtu)	Strike Price

1/1/2011	12/31/2011	250,000	$4.30
1/1/2012	12/31/2012	70,000	$4.80

Oil Collars
		Average Monthly	Weighted Average	Weighted Average
Beginning Month	Ending Month	Volumes (Bbls)	Floor Price	Ceiling Price

1/1/2011	12/31/2011	1,200	$75.00	$94.00
1/1/2012	12/31/2012	900	$73.33	$94.97
1/1/2013	6/30/2013	300	$80.00	$99.60
1/1/2013	12/31/2013	600	$70.00	$104.70

(b)	Interest Rate Swaps

In June 2010, the Predecessor entered into an interest rate swap agreement in order to mitigate its exposure to interest rate fluctuations. Under this swap agreement, the Predecessor receives the current 1-month LIBOR and pays a fixed rate of 1.00% on a notional amount of $50.0 million. The effective date of the swap is from June 2010 to June 2012.

In 2009, the Predecessor entered into two interest rate swap agreements in order to mitigate its exposure to interest rate fluctuations. Under these swap agreements, the Predecessor pays 1.62% and receives the

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

current 3-month LIBOR rate per month on a notional amount of $6.7 million and $1.7 million, respectively. The effective dates of the swaps are from February 2009 to February 2011.

The interest rate swaps are not designated as hedges for financial accounting purposes. All gains and losses, including unrealized gains and losses related to the change in the interest rate swaps fair value, have been recorded in Interest expense, net in the combined statements of operations.

(c)	Balance Sheet Presentation

The following table summarizes the gross fair value of derivative instruments by the appropriate balance sheet classification, even when the derivative instruments are subject to netting arrangements and qualify for net presentation in the Predecessor’s combined balance sheets at December 31, 2010 and 2009 (in thousands):

		December 31,
Type	Balance Sheet Location(1)	2010	2009

Natural Gas Swaps	Short-term derivative instruments — Current assets	$1,661	$1,311
Natural Gas Collars	Short-term derivative instruments — Current assets	2,459	1,773
Natural Gas Swaps	Long-term derivative instruments — Long-term assets	1,406	372
Natural Gas Collars	Long-term derivative instruments — Long-term assets	1,627	491
Natural Gas Puts	Short-term derivative instruments — Current liabilities	(23)	—
Natural Gas Collars	Short-term derivative instruments — Current liabilities	(56)	—
Oil Collars	Short-term derivative instruments — Current liabilities	(81)	(13)
Interest Rate Swaps	Short-term derivative instruments — Current liabilities	(153)	—
Natural Gas Puts	Long-term derivative instruments — Long-term liabilities	(35)	—
Natural Gas Swaps	Long-term derivative instruments — Long-term liabilities	—	(104)
Natural Gas Collars	Long-term derivative instruments — Long-term liabilities	(174)	(49)
Oil Collars	Long-term derivative instruments — Long-term liabilities	(109)	(75)
Interest Rate Swaps	Long-term derivative instruments — Long-term liabilities	(250)	(107)

	Net derivative financial instruments	$6,272	$3,599

(1)	The fair value of derivative instruments reported in the Predecessor’s combined balance sheets are subject to netting arrangements and qualify for net presentation. The following table reports the net derivative fair values as reported in the Predecessor’s combined balance sheets at December 31, 2010 and 2009:

	December 31,
	2010	2009

Combined balance sheet classification:
Current derivative contracts:
Assets	$3,791	$3,086
Liabilities	(109)	(13)

Net current	$3,682	$3,073

Noncurrent derivative contracts:
Assets	$2,699	$814
Liabilities	(109)	(288)

Net noncurrent	$2,590	$526

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(d)	Gains (Losses) on Derivatives

The Predecessor does not designate its derivative instruments as hedging instruments for financial reporting purposes. Accordingly, all gains and losses, including unrealized gains and losses from changes in the derivative instruments’ fair values, have been recorded in the combined statements of operations. The following table details the unrealized and realized gains and losses related to derivative instruments for the years ending December 31, 2010, 2009 and 2008 (in thousands):

	Statements of	Years Ended December 31,
	Operations Location	2010	2009	2008

Commodity derivative contracts(1)	Gain on derivatives	$10,264	$10,834	$9,815
Interest rate swaps(2)	Interest expense	(576)	(165)	(482)

(1)	Included in these amounts are net cash receipts of approximately $7,294 and $17,574 for the years ended December 31, 2010 and 2009, respectively and net cash payments of $487 in 2008.

(2)	Included in the amounts are net cash payments of approximately $281, $475 and $153 for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 6 —	Asset Retirement Obligations

The Predecessor recognizes the fair value of its asset retirement obligations related to the plugging, abandonment, and remediation of oil and gas producing properties. The present value of the estimated asset retirement costs has been capitalized as part of the carrying amount of the related long-lived assets. The present value of the estimated asset retirement costs has been capitalized as part of the carrying amount of the related long-lived assets, which approximated $10.9 million and $3.8 million as of December 31, 2010 and 2009, respectively.

The liability has been accreted to its present value as of December 31, 2010 and 2009. The Predecessor evaluated its wells and determined a range of abandonment dates through 2061.

The following table represents a reconciliation of the Predecessor’s asset retirement obligations for the years ended December 31, 2010, 2009, and 2008 (in thousands):

	2010	2009	2008

Asset retirement obligations at beginning of year	$3,806	$3,342	$1,940
Liabilities added from acquisitions or drilling	7,116	996	1,541
Liabilities removed upon sale of wells	(19)	(124)	(593)
Current year accretion expense	663	320	224
Revision of estimates	(674)	(728)	230

Asset retirement obligations at end of year	$10,892	$3,806	$3,342

Note 7 —	Long Term Debt

On December 31, 2010, the Predecessor had debt outstanding under two separate revolving credit facilities entered into by BlueStone and Classic, respectively.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The BlueStone Credit Facility

On July 8, 2009, BlueStone refinanced its existing $100.0 million credit agreement with Bank of America, N.A. by entering into a $150.0 million revolving credit facility with various lenders. The $150.0 million credit facility had an original maturity date of July 8, 2012, at which time all principal and accrued interest amounts were due. On June 25, 2010, BlueStone refinanced this credit facility and entered into a $150.0 million revolving credit facility with Wells Fargo Bank, NA (“Wells Fargo”) as Administrative Agent. Amounts outstanding under the Wells Fargo credit facility are payable on June 25, 2014 with mandatory payments required if BlueStone makes any property dispositions. At December 31, 2010 and 2009, $80.2 million and $31.4 million, respectively, were outstanding under the Wells Fargo credit facility.

Amounts outstanding under the Wells Fargo credit facility are limited to a borrowing base which is determined twice per year. In addition, BlueStone and the Administrative Agent can request special borrowing base determinations, from time to time. If the outstanding principal balance of the revolving credit facility exceeds the borrowing base at any time, BlueStone must either (a) reduce amounts outstanding under the revolving credit facility in an amount to cure the deficiency, (b) pledge additional oil and gas property as collateral sufficient to cure the deficiency or (c) make monthly principal payments in amounts that will cure the deficiency over the ensuing six-month period. The borrowing base was $90.0 million at December 31, 2010 and the borrowing base availability was $9.5 million at December 31, 2010.

Adjusted Base Rate Advances and Adjusted LIBOR Rate Advances under the revolving credit facility bear interest, payable monthly, at an Adjusted Base Rate or Adjusted LIBOR Rate plus an applicable margin of 1.75% and 2.75%, respectively. Amounts outstanding under the facility for the years ended December 31, 2010, 2009 and 2008 were at a weighted average interest rate of approximately 3.45%, 4.88% and 5.31%, respectively. The Wells Fargo revolving credit facility also requires an annual commitment fee of 0.5%, payable quarterly.

Additionally, the revolving credit facility provides for the issuance of letters of credit, limited to the total availability under the facility. At December 31, 2010 and 2009, BlueStone had $400,000 in letters of credit outstanding under the facility.

BlueStone’s borrowings are secured by its assets and stock and are subject to various financial and nonfinancial covenants. Significant financial covenants include maintaining: (1) a minimum current ratio, as defined, of 1.0 to 1.0, (2) a minimum of EBITDA to interest expense, as defined, of 3.0 to 1.0, for the previous four quarters, and (3) a maximum of total debt to EBITDA for the previous four quarters, as defined, of 4.0 to 1.0. At December 31, 2010 and December 31, 2000, BlueStone was in compliance with its debt covenants.

The Classic Credit Facility

The Classic Carve-Out properties are burdened by debt incurred pursuant to a $150.0 million revolving credit facility extended to Classic. Of the $105.0 million outstanding under this facility at December 31, 2010, $35.1 million pertained to the Classic Carve-Out properties. The Classic credit facility has a termination date of June 21, 2014. Borrowings under the Classic credit facility bear interest, at the option of Classic, at either the Prime Rate plus an applicable margin of 1.00% to 2.00% or LIBOR plus and applicable margin of 2.00% or 3.00%. The margin rate is determined by the percentage of the borrowing base outstanding. The weighted average interest rate for the years ended December 31, 2010, 2009 and 2008 was 3.1%, 3.6% and 4.9%, respectively.

The borrowings under the Classic credit facility are secured by the oil and gas properties of Classic and are subject to semiannual borrowing base redeterminations. The borrowing base at December 31, 2010 was

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

$115.0 million, including $38.5 million allocable to the Classic Carve-Out properties. At December 31, 2010 Classic was in compliance under existing debt covenants.

Note 8 —	Partners’ Capital

The Predecessor generally allocates income and losses to the partners based on each partner’s ownership percentage.

On February 6, 2006, BlueStone, Holdings and Holdings’ members entered into a subscription and contribution agreement whereby all equity contributions made by Holdings’ members in exchange for equity units would be transferred directly to BlueStone.

According to the Subscription and Contributions Agreement and Amendments, members of Holdings have committed $84.7 million in equity contributions as of December 31, 2010. NGP VIII committed $75.7 million. The remaining $9.0 million was committed by certain members of BlueStone’s management. In 2010, BlueStone received an equity contribution from members of Holdings of an additional $40 million, including equity contributions of $4.2 million from management. NGP VIII advanced certain members of management $4.2 million to fund their equity contributions in 2010. In exchange for these advances, management issued notes payable which carry an interest rate of 2.72% and are payable May 28, 2015. The notes can be declared immediately due and payable if the holder is no longer employed by BlueStone or upon a merger, sale, or sale of substantially all assets of BlueStone. At December 31, 2010, 100% of committed equity had been contributed.

On June 6, 2006, the partners of Classic entered into a Limited Partnership Agreement (the “Partnership Agreement”). According to the Partnership Agreement and Amendments, partners of Classic have committed $135.9 million in capital contributions as of December 31, 2010, including $35.7 million allocable to Classic Carve-Out. NGP VIII committed $123.0 million and the remaining $12.9 million was committed by certain members of Classic’s management. In 2010, Classic received capital contributions of $19.7 million, net of equity financing fees, from its partners, including $4.1 million allocable to Classic Carve-Out. As of January 24, 2011, 100% of committed capital had been contributed.

Note 9 —	Incentive Interests

At December 31, 2010, BlueStone and Classic each had incentive units outstanding under their respective operating agreements. The BlueStone and Classic operating agreements provide for the issuance of up to 2,102,547 and 30,000 units, respectively. Holders of incentive units are entitled to cash distributions following the sale, merger, or other transaction involving the stock or assets of the companies after the recovery of capital contributions plus a rate of return, specified as payout levels in their respective operating agreements.

Incentive units are subject to vesting or performance criteria, as specified in the operating agreements. All incentive units not vested are forfeited if an employee is no longer employed and are forfeited automatically after February 6, 2014 for BlueStone and October 26, 2012 for Classic.

The incentive units are accounted for as liability awards with compensation expense based on period-end fair value. Because it is not probable that the performance criterion has been met at December 31, 2010, no compensation expense has been recorded for any period in the combined Predecessor financial statements.

Note 10 —	Related Party Transactions

The majority partner of the Predecessor, NGP VIII, is an affiliate of certain directors of the entities comprising the Predecessor. For the periods ended December 31, 2010, 2009 and 2008, the Predecessor

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

expensed advisory and directors’ fees of approximately $151,000, $145,000 and $142,000, respectively, to NGP VIII. At December 31, 2010 and 2009, approximately $32,000 and $38,000, respectively, related to these fees was recorded as a related-party payable.

Note 11 —	Commitments and Contingencies

(a)	Lease Agreements

The Predecessor leases equipment and office space under operating leases expiring on various dates through 2015. Rent expense was approximately $273,000, $194,000, and $161,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Minimum annual lease commitments at December 31, 2010 for the calendar years following are approximately $295,000 in 2011, $259,000 in 2012, $254,000 in 2013, $210,000 in 2014, and $17,000 thereafter. The Predecessor moved their Laredo office in February 2011. Minimum lease commitments under the new agreement are included in the amounts above.

(b)	Litigation

The Predecessor is involved in litigation in the normal course of business. Management does not believe the outcome of these matters will have a material adverse impact on the Predecessor’s financial condition or results of operations.

(c)	Noncompete Agreements

The Predecessor entered into noncompete agreements with certain key employees which, in the event of the employee’s termination for other than cause (as defined in the noncompete agreements), provide for payments equal to the employee’s regular monthly salary for a time period to be determined by the Predecessor, but not to exceed 18 months.

Note 12 —	Defined Contribution Plan

The companies comprising the Predecessor sponsor defined contribution plans for the benefit of substantially all employees who have attained 18 years of age. The plan allows eligible employees to make tax-deferred contributions up to 100% of their annual compensation, not to exceed annual limits established by the Internal Revenue Service. The Predecessor makes matching contributions of up to 6% of an employee’s compensation and may make additional discretionary contributions for eligible employees meeting certain plan requirements. Employees vest ratably in the employer discretionary contributions over three years. The Predecessor’s contributions to the plan were approximately $184,000, $170,000 and $126,000 in 2010, 2009 and 2008, respectively.

Note 13 —	Subsequent Events

Effective January 1, 2011, the Predecessor acquired BP America Production Company’s (“BP”) interests in wells located in Duval, Jim Hogg, McMullen and Webb counties in exchange for the Predecessor’s interest in the Nueces Field of the Eagle Ford Shale and $20 million in cash, subject to certain closing adjustments. The transaction closed on May 31, 2011 and the Predecessor paid a total of approximately $12.9 million in cash consideration at closing, net of adjustments.

The Predecessor estimated that as of May 31, 2011, the preliminary fair value of the net assets acquired from BP was approximately $78.6 million. Taking into consideration the cash consideration paid at closing of $12.9 million and the carrying value of approximately $1.6 million for the assets sold to BP in the transaction,

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

which was primarily acreage, the Predecessor expects to record a gain of approximately $64 million during the 2nd quarter of 2011. The purchase price allocation remains preliminary and is subject to change until the purchase price allocation is finalized.

On April 8, 2011, WHT acquired certain oil and natural gas properties and related assets in East Texas from a third party for approximately $315 million ($302.8 million after customary adjustments) of which 40% will be contributed to the Partnership.

Note 14 —	Supplemental Oil and Gas Information (Unaudited)

Capitalized Costs Relating to Oil and Natural Gas Producing Activities

The following table illustrates the total amount of capitalized costs relating to oil and natural gas producing activities and the total amount of related accumulated depreciation, depletion and amortization.

	December 31,
	2010	2009	2008
	(In thousands)

Evaluated oil and natural gas properties(1)	$299,589	$181,773	$157,613
Unevaluated oil and natural gas properties	15,385	5,445	2,354
Accumulated depletion, depreciation and amortization(1)	(92,814)	(60,978)	(42,379)

	$222,160	$126,240	$117,588

(1)	Amounts do not include costs for our gas gathering systems and related support equipment.

Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

Costs incurred in property acquisition, exploration and development activities were as follows:

	Years Ended December 31,
	2010	2009	2008
	(In thousands)

Property acquisition costs, proved	$104,542	$17,455	$15,199
Property acquisition costs, unproved	—	—	—
Exploration and extension well costs	6,287	6,808	16,726
Development costs(1)	6,842	12,226	28,652

Total costs	$117,671	$36,489	$60,577

(1)	Amounts do not include costs for our gas gathering systems and related support equipment.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

The following Standardized Measure of Discounted Future Net Cash Flows has been developed utilizing ASC 932, Extractive Activities — Oil and Gas, (ASC 932) procedures and based on oil and natural gas reserve and production volumes estimated by the Predecessor’s engineering staff. It can be used for some comparisons, but should not be the only method used to evaluate the Predecessor or its performance. Further, the information in the

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

following table may not represent realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Predecessor.

The Partnership believes that the following factors should be taken into account when reviewing the following information:

•	future costs and selling prices will probably differ from those required to be used in these calculations;

•	due to future market conditions and governmental regulations, actual rates of production in future years may vary significantly from the rate of production assumed in the calculations;

•	a 10% discount rate may not be reasonable as a measure of the relative risk inherent in realizing future net oil and natural gas revenues; and

•	future net revenues may be subject to different rates of income taxation.

Under the Standardized Measure for the year ended December 31, 2008, the future cash inflows were estimated by applying year-end oil and natural gas prices to the estimated future production of year-end proved reserves. Estimates of future income taxes are computed using current statutory income tax rates including consideration for estimated future statutory depletion and tax credits. The resulting net cash flows are reduced to present value amounts by applying a 10% discount factor. Use of a 10% discount rate and year-end prices were required. At December 31, 2010 and 2009, as specified by the SEC, the prices for oil and natural gas used in this calculation were the unweighted 12-month average of the first day of the month prices, except for volumes subject to fixed price contracts.

Oil and Natural Gas Reserves

Users of this information should be aware that the process of estimating quantities of “proved” and “proved developed” oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. As a result, revisions to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure reserve estimates reported represent the most accurate assessments possible, the subjective decisions and variances in available data for various reservoirs make these estimates generally less precise than other estimates included in the financial statement disclosures.

Proved reserves are those quantities of oil and natural gas that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

The following table illustrates the Predecessor’s estimated net proved reserves, including changes, and proved developed reserves for the periods indicated, as estimated by Netherland, Sewell & Associates, Inc. (NSAI) and Miller and Lents, Ltd., each independent, third-party petroleum engineers. The oil and natural gas liquids prices as of December 31, 2010 are based on the respective 12-month unweighted average of the first of the month prices of the WTI Posting (Plains) spot price which equates to $75.96 per barrel. The oil and natural gas liquids prices as of December 31, 2009 are based on the respective 12-month unweighted average

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

of the first of the month prices of the West Texas Intermediate posted price which equates to $57.65 per barrel. The oil and natural gas liquids price as of December 31, 2008 is based on the year-end West Texas Intermediate posted price of $41.00 per barrel. The oil and natural gas liquids prices were adjusted by lease or field for quality, transportation fees, and regional price differentials. The natural gas prices as of December 31, 2010 and 2009 are based on the respective 12-month unweighted average of the first of the month prices of the Henry Hub spot price which equates to $4.376 per MMbtu and $3.866 per MMbtu, respectively. The natural gas price as of December 31, 2008 is based on the year-end Henry Hub spot market price of $5.71 per MMbtu. All prices are adjusted by lease or field for energy content, transportation fees, and regional price differentials. All prices are held constant in accordance with SEC guidelines. All proved reserves are located in the United States.

	Year Ended December 31, 2008
			Natural Gas
			Liquids	Equivalent
	Oil (MBbls)	Gas (MMcf)	(MBbls)	(Mmcfe)

Proved developed and undeveloped reserves:
Beginning of year	1,527	25,878		35,038
Extensions and discoveries	108	21,212		21,857
Purchase of minerals in place	46	6,199		6,480
Production	(96)	(4,719)		(5,295)
Sale of minerals in place	(694)	(1,211)		(5,372)
Revision of previous estimates	(57)	10,840		10,495

End of year	834	58,199	—	63,203

Proved developed reserves:
Beginning of year	1,448	19,457		28,146
End of year	769	43,291	—	47,905
Proved undeveloped reserves:
Beginning of year	79	6,421		6,892
End of year	65	14,908	—	15,298

	Year Ended December 31, 2009
			Natural Gas
			Liquids	Equivalent
	Oil (MBbls)	Gas (MMcf)	(MBbls)	(Mmcfe)

Proved developed and undeveloped reserves:
Beginning of year	834	58,199		63,203
Extensions and discoveries	6	3,533		3,571
Purchase of minerals in place	32	8,002		8,195
Production	(94)	(5,282)		(5,847)
Sale of minerals in place	(90)	—		(538)
Revision of previous estimates	51	(2,800)		(2,495)

End of year	739	61,652	—	66,089

Proved developed reserves:
Beginning of year	769	43,291		47,905
End of year	687	47,809	—	51,934
Proved undeveloped reserves:
Beginning of year	65	14,908		15,298
End of year	52	13,843		14,155

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2010
			Natural Gas
			Liquids	Equivalent
	Oil (MBbls)	Gas (MMcf)	(MBbls)	(Mmcfe)

Proved developed and undeveloped reserves:
Beginning of year	739	61,652	—	66,089
Extensions and discoveries	58	7,602	212	9,225
Purchase of minerals in place	259	78,046	—	79,599
Production	(45)	(7,314)	(34)	(7,792)
Sale of minerals in place	—	—	—	—
Revision of previous estimates	5	11,190	271	12,850

End of year	1,016	151,176	449	159,971

Proved developed reserves:
Beginning of year	687	47,809		51,934
End of year	904	123,529	206	130,196
Proved undeveloped reserves:
Beginning of year	52	13,843		14,155
End of year	112	27,647	243	29,775

Noteworthy amounts included in the categories of proved reserve changes for the years 2010, 2009, and 2008 in the above tables include: The Predecessor acquired 79.6 Bcfe in multiple acquisitions, the largest being the Forest Oil properties of 47.0 Bcfe, during the year ended December 31, 2010. 8.2 Bcfe and 6.5 Bcfe were acquired in the years ended December 31, 2009 and 2008, respectively, in multiple acquisitions. See Note 3 Acquisitions and Divestitures for additional information on acquisitions. The divestures in 2008 to multiple buyers totaled 5.4 MMcfe.

The Predecessor did run an active drilling program in 2008 and 21.9 Bcfe was added to the reserve base. Reserves added through extensions in 2009 and 2010 were not significant at 3.6 Bcfe and 9.2 Bcfe, respectively.

The Predecessor recorded an increase of 15.6 Bcfe to the proved undeveloped reserve category during the year ending December 31, 2010. Noteworthy additions include 9.0 Bcfe from acquisition related activity, 2.7 Bcfe from reserve reassessments and 2.3 Bcfe due to year over year commodity price increases. Proved undeveloped reserves dropped as a percentage of total reserves from 21.4% for the year ending December 31, 2009 to 18.6% for the year ending December 31, 2010.

The SEC amended its definitions of oil and natural gas reserves effective December 31, 2009. Previous periods were not restated for the new rules. Key revisions include a change in pricing used to prepare reserve estimates to a 12-month unweighted average of the first-day-of-the-month prices, the inclusion of non-traditional resources in reserves, definitional changes, allowing the application of reliable technologies in determining proved reserves, and other new disclosures (Revised SEC rules).

A variety of methodologies are used to determine our proved reserve estimates. The principal methodologies employed are reservoir simulation, decline curve analysis, volumetric, material balance, advance production type curve matching, petro-physics/log analysis and analogy. Some combination of these methods is used to determine reserve estimates in substantially all of our fields.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The Standardized Measure is as follows:

	Years Ended December 31,
	2010	2009	2008
	(In thousands)

Future cash inflows	$780,477	$295,659	$399,168
Future production costs	(291,486)	(120,657)	(136,118)
Future development costs	(68,046)	(31,180)	(31,280)
Future income tax expense(1)	(5,463)	(2,070)	(2,794)

Future net cash flows before 10% discount	$415,482	$141,752	$228,976
10% annual discount for estimated timing of cash flows	(231,667)	(77,916)	(125,090)

Standardized measure of discounted future net cash flows	$183,815	$63,836	$103,886

(1)	Represents future amounts owed associated with Texas margin tax.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

The following is a summary of the changes in the Standardized Measure for the Predecessor’s proved oil and natural gas reserves during each of the years in the three year period ended December 31, 2010:

	Years Ended December 31,
	2010	2009	2008
	(In thousands)

Beginning of year	$63,836	$103,886	$94,968
Sale of oil and natural gas produced, net of production costs	(21,222)	(11,870)	(38,657)
Purchase of minerals in place	104,729	6,213	22,695
Sales of minerals in place	—	(612)	(19,819)
Extensions and discoveries	8,526	2,332	21,571
Changes in income taxes, net	(1,506)	319	(225)
Changes in prices and costs	14,198	(44,997)	(10,679)
Previously estimated development costs incurred	2,228	5,828	8,258
Net changes in future development costs	(4,947)	1,253	(2,505)
Revisions of previous quantities	12,192	(4,118)	15,614
Accretion of discount	6,481	10,517	9,602
Changes in production rates and other	(700)	(4,915)	3,063

End of year	$183,815	$63,836	$103,886

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
BlueStone Natural Resources Holdings, LLC:

We have audited the accompanying statements of revenues and direct operating expenses of BlueStone Natural Resources Holdings, LLC’s acquisition of certain Forest Oil properties (the Properties) for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of BlueStone Natural Resources, LLC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements of revenues and direct operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 to the statements, and is not intended to be a complete presentation of the Properties’ results of operations.

In our opinion, the statements of revenues and direct operating expenses referred to above present fairly, in all material respects, the results of BlueStone Natural Resources Holdings, LLC’s acquisition of certain Forest Oil properties operations for the years ended December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Oklahoma City, Oklahoma
June 10, 2011

FOREST ACQUISITION FINANCIAL STATEMENTS

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
AND SIX MONTHS ENDED JUNE 30, 2010 (UNAUDITED)

	Six Months Ended	Year Ended December 31,
	June 30, 2010	2009	2008
	(unaudited)
	(In thousands)

Operating revenues	$8,668	$16,271	$44,836
Direct operating expenses:	2,857	5,746	8,009

Revenues in excess of direct operating expenses	$5,811	$10,525	$36,827

See accompanying notes to statements of revenues and direct operating expenses.

FOREST ACQUISITION FINANCIAL STATEMENTS

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES FOR
THE YEARS ENDED DECEMBER 31, 2009 AND 2008 AND
SIX MONTHS ENDED JUNE 30, 2010 (UNAUDITED)

Note 1.	Basis of Presentation

On June 30, 2010, BlueStone Natural Resources Holdings, LLC acquired certain oil and gas properties from Forest Oil Corporation (“Forest Oil”) for a net purchase price of $65.9 million (referred to as the “Forest Oil Properties”). The accompanying statements of revenues and direct expenses are related to the Forest Oil Properties.

Historical financial statements prepared in accordance with accounting principles generally accepted in the United States of America have never been prepared for the Forest Oil Properties. The accompanying statements of revenues and direct expenses related to the Forest Oil Properties were prepared from the historical accounting records of Forest Oil.

Certain indirect expenses, as further described in Note 4, were not allocated to the Forest Oil Properties and have been excluded from the accompanying statements. Any attempt to allocate these expenses would require significant and judgmental allocations, which would be arbitrary and may not be indicative of the performance of the properties on a stand-alone basis.

These statements of revenues and direct expenses do not represent a complete set of financial statements reflecting financial position, results of operations, stakeholders’ equity and cash flows of the Forest Oil Properties and are not necessarily indicative of the results of operations for the Forest Oil Properties going forward.

Note 2.	Significant Accounting Policies

Use of Estimates

Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the statements of revenues and direct expenses. Actual results could be different from those estimates.

Revenue Recognition

Forest Oil uses the sales method of accounting for oil and natural gas revenues. Under the sales method, revenues are recognized based on actual volumes of oil and natural gas sold to purchasers. There were no significant imbalances with other revenue interest owners during any of the periods presented in these statements.

Direct Operating Expenses

Direct expenses, which are recognized on an accrual basis, relate to the direct expenses of operating the Forest Oil Properties. The direct expenses include lease operating, ad valorem tax and production tax expense. Lease operating expenses include lifting costs, well repair expenses, surface repair expenses, well workover costs and other field expenses. Lease operating expenses also include expenses directly associated with support personnel, support services, equipment and facilities directly related to oil and natural gas production activities.

FOREST ACQUISITION FINANCIAL STATEMENTS

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES FOR
THE YEARS ENDED DECEMBER 31, 2009 AND 2008 AND
SIX MONTHS ENDED JUNE 30, 2010 (UNAUDITED) — (CONTINUED)

Note 3.	Contingencies

The activities of the Forest Oil Properties are subject to potential claims and litigation in the normal course of operations. Forest Oil management does not believe that any liability resulting from any pending or threatened litigation will have a materially adverse effect on the operations or financial results of the Forest Oil Properties.

Note 4.	Excluded Expenses

The Forest Oil Properties were part of a much larger enterprise prior to the date of the sale by Forest Oil to BlueStone. Indirect general and administrative expenses, interest, income taxes, and other indirect expenses were not allocated to the Forest Oil Properties and have been excluded from the accompanying statements. In addition, any allocation of such indirect expenses may not be indicative of costs which would have been incurred by the Forest Oil Properties on a stand-alone basis.

Also, depreciation, depletion, and amortization have been excluded from the accompanying statements of revenues and direct expenses as such amounts would not be indicative of the depletion calculated on the Forest Oil Properties on a stand-alone basis.

Note 5.	Supplemental Information relating to oil and natural gas producing activities (unaudited)

Estimated Quantities of Proved Oil and Natural Gas Reserves

Users of this information should be aware that the process of estimating quantities of “proved” and “proved developed” oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. As a result, revisions to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure reserve estimates reported represent the most accurate assessments possible, the subjective decisions and variances in available data for various reservoirs make these estimates generally less precise that other estimates included in the financial statement disclosures.

Proved reserves are those quantities of oil and natural gas that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

The following table illustrates the Forest Oil Properties’ estimated net proved reserves, including changes and proved developed reserves for the periods indicated. The oil price as of December 31, 2009, is based on the twelve month unweighted average of the first of the month prices of the West Texas Intermediate posted price which equates to $61.18 per barrel. Oil prices as of December 31, 2008, are based on the respective year

FOREST ACQUISITION FINANCIAL STATEMENTS

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES FOR
THE YEARS ENDED DECEMBER 31, 2009 AND 2008 AND
SIX MONTHS ENDED JUNE 30, 2010 (UNAUDITED) — (CONTINUED)

end West Texas Intermediate posted price of $44.60 per barrel. The oil and natural gas liquids prices were adjusted by lease for quality, transportation fees, and regional price differentials.

The gas price as of December 31, 2009, is based on the twelve month unweighted average of the first of the month prices of the Henry Hub spot price which equates to $3.866 per MMbtu. The gas price as of December 31, 2008, is based on the respective year-end Henry Hub spot market price of $5.71 per MMbtu. All prices are adjusted by lease of energy content, transportation fees, and regional price differentials. All prices are held constant in accordance with SEC guidelines. All proved reserves are located in Wells County, Texas.

	Proved Reserves(1)
			Equivalent
	Oil (MBbls)	Gas (MMcf)	(MMcfe)

Proved reserves, December 31, 2007	176	61,050	62,103
Extensions and discoveries	1	613	621
Purchase of minerals in place	—	—	—
Production	(15)	(5,152)	(5,243)
Sale of minerals in place	—	—	—
Revision of previous estimates	(4)	(761)	(785)

Proved reserves, December 31, 2008	158	55,750	56,696

Extensions and discoveries	—	532	533
Purchase of minerals in place	—	—
Production	(12)	(4,347)	(4,417)
Sale of minerals in place	—	—
Revision of previous estimates	(11)	(3,863)	(3,926)

Proved reserves, December 31, 2009	135	48,072	48,886

(1)	Proved reserves information is identical to proved developed reserves information, as all proved reserves are also developed.

The SEC amended its definitions of oil and natural gas reserves effective December 31, 2009. Previous periods were not restated for the new rules. Key revisions include a change in pricing used to prepare reserve estimates to a twelve month unweighted average of the first-day-of-the-month prices, the inclusion of non-traditional resources in reserves, definitional changes, and allowing the application of reliable technologies in determining proved reserves, and other new disclosures.

The reserves described above have been estimated by management, using deterministic methods. For wells classified as proved developed producing where sufficient production history existed, reserves were based on individual well performance evaluation and production decline curve extrapolation techniques. For undeveloped locations and wells that lack sufficient production history, reserves were based on analogy to producing wells within the same area exhibiting similar geologic and reservoir characteristics, combined with volumetric methods. The volumetric estimates were based on geologic maps and rock and fluid properties derived from well logs, core data, pressure measurements, and fluid samples. Well spacing was determined from drainage patterns derived from a combination of performance-based recoveries and volumetric estimates

FOREST ACQUISITION FINANCIAL STATEMENTS

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES FOR
THE YEARS ENDED DECEMBER 31, 2009 AND 2008 AND
SIX MONTHS ENDED JUNE 30, 2010 (UNAUDITED) — (CONTINUED)

for each area or field. Proved undeveloped locations were limited to areas of uniformly high quality reservoir properties, between existing commercial producers.

Standardized Measure of Discounted Future Net Cash Flows Relating to Oil and Gas Reserves

The following Standardized Measure of Discounted Future Net Cash Flow information has been developed utilizing ASC 932, Extractive Activities — Oil and Gas, (ASC932) procedures and based on oil and natural gas reserve and production volumes estimated by the Company’s engineering staff. It can be used for some comparisons, but should not be the only method used to evaluate the Forest Oil Properties or their performance. Further, the information in the following table may not represent realistic assessments of future cash flows, nor should the Standardized Measure of Discounted future Net Cash Flow be viewed as representative of the current value of the Forest Oil Properties.

Standardized Measure of Discounted Future Net Cash Flows Relating to Oil and Gas Reserves

The Partnership believes that the following factors should be taken into account when reviewing the following information:

•	future costs and selling prices will probably differ from those required to be used in these calculations;

•	due to future market conditions and governmental regulations, actual rates of production in future years may vary significantly from the rate of production assumed in the calculations;

•	a 10% discount rate may not be reasonable as a measure of the relative risk inherent in realizing future net oil and natural revenues; and

•	the effects of federal income taxes have been excluded

Under the Standardized Measure, for the year ended December 31, 2009 and 2008 the future cash inflows were estimated by applying unweighted twelve month average of the first day of the month cash price quotes to the estimated future production of period end proved reserves. The resulting net cash flows are reduced to present value amounts by applying a 10% discount factor. Use of a 10% discount rate and the unweighted twelve month average prices were required.

	Years Ended December 31,
	2009	2008
	(In thousands)

Future cash inflows	$194,467	$327,588
Future production costs	(86,297)	(122,126)
Future development costs	—	—
Future income tax expense(1)	(1,361)	(2,293)

Future net cash flows before 10% discount	$106,809	$203,169
10% annual discount for estimated timing of cash flows	(48,663)	(98,675)

Standardized measure of discounted future net cash flows	$58,146	$104,494

(1)	Represents future amounts owed associated with Texas margin tax.

FOREST ACQUISITION FINANCIAL STATEMENTS

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES FOR
THE YEARS ENDED DECEMBER 31, 2009 AND 2008 AND
SIX MONTHS ENDED JUNE 30, 2010 (UNAUDITED) — (CONTINUED)

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

The following tabulation is a summary of changes between the total standardization measure of discounted future net cash flows at the beginning and end of each year:

	Years Ended December 31,
	2009	2008
	(In thousands)

Beginning of year	$104,494	$143,713
Sale of oil and natural gas produced, net of production costs	(10,525)	(36,827)
Purchase of minerals in place	—	—
Sales of minerals in place	—	—
Extensions and discoveries	1,314	1,679
Changes in income taxes, net	410	331
Changes in prices and costs	(40,554)	(16,934)
Previously estimated development costs incurred		—
Net changes in future development costs		—
Revisions of previous quantities	(7,312)	(1,834)
Accretion of discount	10,560	14,515
Changes in production rates and other	(241)	(149)
End of year	$58,146	$104,494

REPORT OF INDEPENDENT AUDITORS

The Members
BlueStone Natural Resources Holdings, LLC

We have audited the accompanying statements of revenues and direct operating expenses of the oil and gas properties acquired by BlueStone Natural Resources Holdings, LLC from BP America Production Company (the BP Properties), as described in Note 1, for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of BlueStone Natural Resources, LLC’s and BP America Production Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Memorial Production Partners LP’s Form S-1, and are not intended to be a complete financial presentation of the BP Properties’ revenues and expenses.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the revenues and direct operating expenses, as described in Note 1, of the BP Properties for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP
Houston, Texas
June 17, 2011

BLUESTONE NATURAL RESOURCES HOLDINGS, LLC’S ACQUISITION OF
CERTAIN BP AMERICA PRODUCTION COMPANY PROPERTIES

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

	Three Months Ended
	March 31,		For Years Ended December 31,
	2011	2010	2010	2009	2008
	(Unaudited)
	(In thousands)

Operating revenues	$3,732	$6,482	$18,896	$18,972	$45,538
Direct operating expenses	1,572	2,280	7,003	6,535	9,016
Revenues in excess of direct operating expenses	$2,160	$4,202	$11,893	$12,437	$36,522

See accompanying notes to the statements of revenues and direct operating expenses.

BLUESTONE NATURAL RESOURCES HOLDINGS, LLC’S ACQUISITION OF
CERTAIN BP AMERICA PRODUCTION COMPANY PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
AND FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010 (UNAUDITED)

Note 1:	Basis of Presentation

On May 31, 2011, BlueStone Natural Resources Holdings, LLC (“BlueStone”) acquired certain oil and gas properties from BP America Production Company (“BP”) through an exchange of BlueStone’s Eagle Ford assets located in Texas plus a cash payment of $20.0 million in exchange for BP’s South Texas assets (“BP Properties”). The accompanying statements of revenues and direct operating expenses are related to the BP Properties.

Historical financial statements prepared in accordance with accounting principles generally accepted in the United States of America have never been prepared for the BP Properties. The accompanying statements of revenues and direct operating expenses related to the BP Properties were prepared from the historical accounting records of BP.

Certain indirect expenses, as further described in Note 4, were not allocated to the BP Properties and have been excluded from the accompanying statements. Any attempt to allocate these expenses would require significant and judgmental allocations, which would be arbitrary and may not be indicative of the performance of the properties on a stand-alone basis.

These statements of revenues and direct operating expenses do not represent a complete set of financial statements reflecting financial position, results of operations, stakeholders’ equity and cash flows of the BP Properties and are not necessarily indicative of the results of operations for the BP Properties going forward.

As of May 31, 2011, there are no preferential rights outstanding on the properties acquired by BlueStone.

Note 2:	Significant Account Policies

Use of Estimates

Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the statements of revenues and direct operating expenses. Actual results could be different from those estimates.

Revenue Recognition

BP uses the sales method of accounting for oil and natural gas revenues. Under the sales method, revenues are recognized based on actual volumes of oil and natural gas sold to purchasers. There were no significant imbalances with other revenue interest owners during any of the periods presented in these statements.

Direct Operating Expenses

Direct operating expenses, which are recognized on an accrual basis, relate to the direct expenses of operating the BP Properties. The direct expenses include lease operating, ad valorem tax and production tax expense. Lease operating expenses include lifting costs, well repair expenses, surface repair expenses, well workover costs and other field expenses. Lease operating expenses also include expenses directly associated with support personnel, support services, equipment and facilities directly related to oil and natural gas production activities of the BP Properties.

BLUESTONE NATURAL RESOURCES HOLDINGS, LLC’S ACQUISITION OF
CERTAIN BP AMERICA PRODUCTION COMPANY PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
AND FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(UNAUDITED) — (Continued)

Note 3:	Commitment and Contingencies

The activities of the BP Properties are subject to potential claims and litigation in the normal course of operations. Pursuant to the terms of the asset exchange agreement between BP and BlueStone, any claims, litigation or disputes pending as of the effective date (January 1, 2011) or any matters arising in connection with ownership of the properties prior to the effective date are retained by BP.

Note 4:	Excluded Expenses

The BP Properties were part of a much larger enterprise prior to the date of the sale by BP to BlueStone. Indirect general and administrative expenses, interest, income taxes, and other indirect expenses were not allocated to the BP Properties and have been excluded from the accompanying statements. In addition, any allocation of such indirect expenses may not be indicative of costs which would have been incurred by the BP Properties on a stand-alone basis.

Also, depreciation, depletion, and amortization have been excluded from the accompanying statements of revenues and direct operating expenses as such amounts would not be indicative of the depletion calculated on the BP Properties on a stand-alone basis.

Note 5:	Sales to Affiliates

Sales prices are based on current market prices at the time of sale. Total sales to affiliates were $12.5 million, $10.8 million, and $25.4 million for the years ended December 31, 2010, 2009, and 2008, respectively. Total sales to affiliates were $2.4 million and $4.2 million for the unaudited three months ended March 31, 2011 and 2010, respectively.

Note 6:  Capital Expenditures (unaudited)

Capital expenditures for the BP properties were $0.2 million, $0.9 million, and $5.4 million for the years ended December 31, 2010, 2009, and 2008, respectively. Capital expenditures for each of the three months periods ended March 31, 2011 and 2010 were less than $0.1 million.

Note 7:	Subsequent Events

Subsequent events have been evaluated for recognition and disclosure through June 17, 2011. As of this date, no subsequent events have occurred.

Supplemental Oil and Gas Information (unaudited)

Historical data provided by BP and supplemented by qualified petroleum engineers on the staff of BlueStone was provided to Netherland, Sewell & Associates, Inc. (NSAI), independent, third-party petroleum engineers, to perform an independent evaluation of proved reserves for the year ending December 31, 2010. Reserves for the years ended December 31, 2009, 2008, and 2007 have been estimated by BlueStone petroleum engineers using the December 31, 2010 reserve study and adjusting it for actual production and changes in prices for the intervening periods.

All information set forth herein relating to proved reserves as of December 31, 2010, including estimated future net cash flows and present values, from that date, is taken or derived from reports and information furnished by BP. These estimates were based upon review of historical production data and other geological, economic, ownership and engineering data provided and related to the reserves. No reports on our reserves have been filed with any federal agency. In accordance with the SEC’s rules, our estimates of proved reserves and the future net revenues from which present values are derived beginning in 2009, are based on an unweighted 12-month average of the first-day-of-the-month price for the period, held constant throughout the life of the properties. The 2007 and 2008 prices are based on the prices being realized as of the last day of the year in accordance with the then SEC guidelines. Operating costs, development costs and certain production-related taxes were deducted in arriving at estimated future net revenues.

The following unaudited table sets forth proved natural gas and crude oil reserves, all within the United States, at December 31, 2010, 2009 and 2008, together with the changes therein.

	Natural Gas	Crude
	(MMcf)	Oil (MBbls)	Total (MMcfe)

Quantities of proved reserves:
Balance December 31, 2007	63,953	89	64,487
Revisions(1)	(709)	(1)	(715)
Extensions	25	—	25
Production	(5,890)	(8)	(5,938)

Balance December 31, 2008	57,379	80	57,859
Revisions(1)	(3,124)	(4)	(3,148)
Extensions	533	—	533
Production	(5,405)	(7)	(5,447)

Balance December 31, 2009	49,383	69	49,797
Revisions(1)	2,089	5	2,119
Production	(4,787)	(9)	(4,841)

Balance December 31, 2010	46,685	65	47,075

(1)	Revisions include only the impact of changes in product prices.

	Natural Gas	Crude
	(MMcf)	Oil (MBbls)	Total (MMcfe)

Proved developed reserves:
December 31, 2007	63,953	89	64,487
December 31, 2008	57,379	80	57,859
December 31, 2009	49,383	69	49,797
December 31, 2010	46,685	65	47,075

Standardized measure of discounted future net cash flows relating to proved reserves (dollars in thousands):

	2010	2009	2008

Future cash inflows	$201,777	$187,622	$317,502
Future production and development costs
Production	(85,159)	(81,653)	(115,267)
Development	—	—	—
Future income taxes	(1,412)	(1,313)	(2,223)

Future net cash flows	115,206	104,656	200,012
10% annual discount for estimated timing of cash flows	(57,867)	(51,252)	(103,334)

Standardized measure of discounted future net cash flows	$57,339	$53,404	$96,678

Future cash inflows are computed by applying a 12-month average commodity price adjusted for location and quality differentials for 2010 and 2009, to year-end quantities of proved reserves, except in those instances where fixed and determinable price changes are provided by contractual arrangements at year-end. The 2008 prices were computed on the year end prices in accordance with the, then current, SEC guidance. The discounted future cash flow estimates do not include the effects of derivative instruments. Average price per commodity follows:

Petroleum Product	2010	2009	2008

Natural Gas per Mcf	$4.22	$3.72	$5.48
Crude Oil per Bbl	$73.17	$56.28	$40.89

The following reconciles the change in the standardized measure of discounted future net cash flows (dollars in thousands):

	2010	2009	2008

Standardized measure of discounted future net cash flow, beginning of year	$53,404	$96,678	$134,649
Changes from:
Sales of natural gas, crude oil and natural gas liquids produced, net of production costs	(12,583)	(11,439)	(37,994)
Extensions		1,314	80
Net changes in prices and production costs	10,285	(40,132)	(13,821)
Revisions of previous quantity estimates	2,610	(5,313)	(1,508)
Net change in taxes	(35)	379	320
Accretion of discount	5,402	9,767	13,596
Change in timing and other	(1,744)	2,150	1,356

Aggregate change in standardized measure of discounted future net cash flows	3,935	(43,274)	(37,971)
Standardized measure of discounted future net cash flow, end of year	$57,339	$53,404	$96,678

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of WildHorse Resources
Houston, Texas

We have audited the accompanying statements of operating revenues and direct operating expenses of the Carthage Assets (the “Properties”), as defined in the purchase and sale agreement dated February 24, 2011, between a third party and WHT Energy Partners, LLC, for the years ended December 31, 2010, 2009, and 2008. The statements of operating revenues and direct operating expenses are the responsibility of WildHorse Resources’ management. Our responsibility is to express an opinion on the statements of operating revenues and direct operating expenses based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of operating revenues and direct operating expenses are free of material misstatement. An audit includes consideration of internal control over financial reporting as it relates to the statements of operating revenues and direct operating expenses as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Properties’ internal control over financial reporting as it relates to the statements of operating revenues and direct operating expenses. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of operating revenues and direct operating expenses, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of operating revenues and direct operating expenses. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements of operating revenues and direct operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 to the statements of operating revenues and direct operating expenses, and are not intended to be a complete presentation of the Properties’ results of operations.

In our opinion, such statements of operating revenue and direct operating expenses present fairly, in all material respects, the operating revenues and direct operating expenses of the Properties for the years ended December 31, 2010, 2009, and 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the statements of operating revenues and direct operating expenses, effective December 31, 2009, the Properties adopted the updated oil and gas reserve estimation and disclosure rules.

/s/  Deloitte & Touche LLP
Houston, Texas
June 30, 2011

WHT ENERGY PARTNERS, LLC — CARTHAGE ASSETS

STATEMENTS OF OPERATING REVENUES AND DIRECT OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008,
AND THE UNAUDITED THREE MONTHS ENDED MARCH 31, 2011 AND 2010

	For Years Ended December 31,			Three Months Ended March 31,
	2010	2009	2008	2011	2010
				(Unaudited)

OPERATING REVENUES	$64,738,373	$60,072,234	$156,960,848	$15,069,257	$19,237,719
DIRECT OPERATING EXPENSES	17,692,153	18,823,562	28,005,122	4,064,070	4,594,636

REVENUES IN EXCESS OF DIRECT OPERATING EXPENSES	$47,046,220	$41,248,672	$128,955,726	$11,005,187	$14,643,083

See notes to statements of operating revenues and direct operating expenses.

WHT ENERGY PARTNERS, LLC — CARTHAGE ASSETS

NOTES TO STATEMENTS OF OPERATING REVENUES AND DIRECT OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008,
AND THE UNAUDITED THREE MONTHS ENDED MARCH 31, 2011 AND 2010

1.	BASIS OF PRESENTATION

On April 8, 2011, WHT Energy Partners, LLC (“WHT”), acquired from a third party, its Carthage Assets (the “Properties”) for an aggregate purchase price of approximately $315 million, subject to customary adjustments for changes in net working capital and other adjustments. WHT is 50% owned by each of WildHorse Resources, LLC (“WildHorse”) and Tanos Energy, LLC (“Tanos”); these two companies share a common principal member. The accompanying historical statements of operating revenues and direct operating expenses were derived from the third party sellers consolidated historical accounting records related to the properties. These statements are not intended to be a complete presentation of the results of operations of the Properties as they do not include general and administrative expenses, effects of derivative transactions, interest income or expense, depreciation, depletion, and amortization, any provision for income tax expenses and other income and expense items not directly associated with operating revenues from natural gas, natural gas liquids, and crude oil. Historical financial statements reflecting financial position, results of operations, and cash flows required by accounting principles generally accepted in the United States of America are not presented as such information is not readily available on an individual property basis. Accordingly, the accompanying statements are presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission (“SEC”) Regulation S-X.

Concentration of Credit Risk — Arrangements for crude oil and condensate, natural gas liquids, and natural gas sales are evidenced by signed contracts with determinable market prices and revenues are recorded when production is delivered. A significant majority of the purchasers of these products have investment grade credit ratings and material credit losses have been rare.

Revenue Recognition — Revenues are recorded on the entitlement method based on the Properties’ percentage ownership of current production. The gas volumes sold may be more or less than the gas volumes the Properties’ are entitled to based on the Properties’ ownership interest. These differences result in a condition known in the industry as a gas imbalance. The Properties’ natural gas imbalances are not significant.

Recently Issued Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2010-03, Oil and Gas Reserve Estimations and Disclosures. This update aligns the current oil and gas reserve estimation and disclosure requirements of Accounting Standards Codification (“ASC”) 932 with the changes required by the SEC final rule, “Modernization of Oil and Gas Reporting,” as discussed below. ASU 2010-03 expands the disclosures required for equity method investments; revises the definition of oil- and gas-producing activities to include nontraditional resources in reserves, unless not intended to be upgraded into synthetic oil or gas; amends the definition of proved oil and gas reserves to require 12-month average pricing in estimating reserves; amends and adds definitions in the master glossary that is used in estimating proved oil and gas quantities; and provides guidance on geographic area with respect to disclosure of information about significant reserves. ASU 2010-03 must be applied prospectively as a change in accounting principle that is inseparable from a change in accounting estimate and is effective for entities with annual reporting periods ended on or after December 31, 2009. The Properties’ adopted ASU 2010-03, effective December 31, 2009, with the issuance of these statements. See the unaudited supplemental oil and gas information in Note 3 for more details.

In December 2008, the SEC released a final rule, “Modernization of Oil and Gas Reporting,” which amends the oil and gas reporting requirements. The key revisions to the reporting requirements include: using a 12-month average price to determine reserves, including nontraditional resources in reserves if they are intended to be upgraded to synthetic oil and gas; ability to use reliable technologies to determine and estimate reserves; and permitting the optional disclosure of probable and possible reserves. In addition, the final rule includes the requirements to report the independence and qualifications of the reserve preparer or auditor, to

WHT ENERGY PARTNERS, LLC — CARTHAGE ASSETS

NOTES TO STATEMENTS OF OPERATING REVENUES AND DIRECT
OPERATING EXPENSES — (Continued)

file a report as an exhibit when a third party is relied upon to prepare reserve estimates or conduct reserve audits, and to disclose the development of any proved undeveloped reserves (“PUDs”), including the total quantity of PUDs at year-end, material changes to PUDs during the year, investments and progress toward the development of PUDs, and an explanation of the reasons why material concentrations of PUDs have remained undeveloped for five years or more after disclosure as PUDs. The accounting changes resulting from changes in definitions and pricing assumptions are treated as a change in accounting principle that is inseparable from a change in accounting estimate, which is to be applied prospectively. The final rule is effective for annual reports for fiscal years ended on or after December 31, 2009. The Properties’ adopted the provisions of the new rule effective December 31, 2009 with the issuance of these statements. See the unaudited supplemental oil and gas information in Note 3 for more details.

2.	USE OF ESTIMATES

The preparation of the statements of operating revenues and direct operating expenses in conformity with accounting principles generally accepted in the United States of America requires WildHorse Resources’ management to make estimates and assumptions that affect the reported amounts of operating revenues and direct operating expenses during the respective reporting periods. Actual results may differ from the estimates and assumptions used in the preparation of the statements of operating revenues and direct operating expenses.

3.	SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

Proved reserves as of December 31, 2010, were estimated by qualified petroleum engineers at WildHorse and Tanos using historical data and other information from the records of the third party seller of the Properties. The reserves were independently audited by Netherland, Sewell & Associates, Inc. (“NSAI”), independent, third-party petroleum engineers. Reserves for the years ended December 31, 2009, 2008, and 2007, have been estimated by WildHorse and Tanos petroleum engineers using the December 31, 2010, reserve study which was audited by NSAI and adjusting it for actual production and changes in prices for the intervening periods.

All information set forth herein relating to the proved reserves as of December 31, 2010, including the estimated future net cash flows and present values, from that date, is taken or derived from the records of the third party seller of the Properties. These estimates were based upon review of historical production data and other geological, economic, ownership, and engineering data provided and related to the reserves. No reports on these reserves have been filed with any federal agency. In accordance with the SEC’s guidelines, estimates of proved reserves and the future net revenues from which present values are derived, beginning in 2009, are based on an unweighted 12-month average of the first-day-of-the-month price for the period, held constant throughout the life of the properties. The 2008 and 2007 prices are based on the prices being realized as of the last day of the year in accordance with the then SEC guidelines. Operating costs, development costs, and certain production-related taxes, which are based on current information and held constant, were deducted in arriving at estimated future net revenues.

WHT ENERGY PARTNERS, LLC — CARTHAGE ASSETS

NOTES TO STATEMENTS OF OPERATING REVENUES AND DIRECT
OPERATING EXPENSES — (Continued)

The proved natural gas, crude oil, and natural gas liquids reserves, all within the United States, specifically the contiguous area of Panola and Rusk Counties, Texas and De Soto Parish, Louisiana; northwest Texas, and northwest Louisiana, respectively, as of December 31, 2010, 2009, and 2008, together with the changes therein are as follows:

			Natural Gas
	Natural Gas	Crude	Liquids	Total
	(MMcf)	Oil (MBbls)	(MBbls)	(MMcfe)

Quantities of proved reserves:
Balance December 31, 2007	236,597	2,737	11,555	322,350
Revisions(1)	401	3	17	527
Production	(12,744)	(157)	(539)	(16,923)

Balance December 31, 2008	224,254	2,583	11,033	305,954
Revisions(1)	308	4	17	432
Production	(9,991)	(123)	(490)	(13,671)

Balance December 31, 2009	214,571	2,464	10,560	292,715
Revisions(1)	536	5	23	699
Production	(8,591)	(126)	(452)	(12,055)

Balance December 31, 2010	206,516	2,343	10,131	281,359

(1)	Revisions include only the effect of changes in product prices.

			Natural Gas
	Natural Gas	Crude	Liquids	Total
	(MMcf)	Oil (MBbls)	(MBbls)	(MMcfe)

Proved developed reserves:
December 31, 2007	177,886	2,298	8,660	243,636
December 31, 2008	165,376	2,143	8,131	227,014
December 31, 2009	155,541	2,022	7,651	213,573
December 31, 2010	147,312	1,899	7,212	201,984
Proved undeveloped reserves:
December 31, 2007	58,711	440	2,895	78,715
December 31, 2008	58,878	441	2,903	78,939
December 31, 2009	59,030	442	2,910	79,142
December 31, 2010	59,204	444	2,918	79,375

WHT ENERGY PARTNERS, LLC — CARTHAGE ASSETS

NOTES TO STATEMENTS OF OPERATING REVENUES AND DIRECT
OPERATING EXPENSES — (Continued)

Standardized measure of discounted future net cash flows relating to proved reserves (dollars in thousands):

	2010	2009	2008

Future cash inflows	$1,371,218	$1,197,357	$1,499,970
Future production and development costs:
Production	(412,564)	(404,461)	(439,549)
Development	(100,802)	(100,802)	(100,802)
Future income taxes	(9,598)	(8,381)	(10,500)

Future net cash flows	848,254	683,713	949,119

10% annual discount for estimated timing of cash flows	(546,176)	(436,890)	(617,120)

Standardized measure of discounted future net cash flows	$302,078	$246,823	$331,999

Future cash inflows are computed by applying a 12-month average commodity price adjusted for location and quality differentials for 2010 and 2009 to year-end quantities of proved reserves, except in those instances where fixed and determinable price changes are provided by contractual arrangements at year-end. The 2008 prices were computed on the year-end prices in accordance with the, then current, SEC guidance. The discounted future cash flow estimates do not include the effects of derivative instruments. Average sales price per commodity follows:

Petroleum Product	2010	2009	2008

Natural Gas per Mcf	$4.12	$3.60	$5.37
Crude Oil per Bbl	74.43	56.12	39.47
Natural gas liquids per Bbl	34.18	25.94	18.45

The following reconciles the change in the standardized measure of discounted future net cash flows (dollars in thousands):

	2010	2009	2008

Standardized measure of discounted future net cash flow — beginning of year	$246,823	$331,999	$577,374

Changes from:
Sales of natural gas, crude oil, and natural gas liquids produced — net of production costs	(47,046)	(39,268)	(127,080)
Net changes in prices and production costs	84,583	(87,090)	(173,900)
Revisions of previous quantity estimates	758	358	596
Net change in taxes	(517)	664	1,785
Accretion or discount	24,999	33,583	58,299
Change in timing and other	(7,522)	6,577	(5,075)

Aggregate change in standardized measure of discounted future net cash flows	55,255	(85,176)	(245,375)

Standardized measure of discounted future net cash flow — end of year	$302,078	$246,823	$331,999

WHT ENERGY PARTNERS, LLC — CARTHAGE ASSETS

NOTES TO STATEMENTS OF OPERATING REVENUES AND DIRECT
OPERATING EXPENSES — (Continued)

4.	SUBSEQUENT EVENTS

We are not aware of any events that have occurred subsequent to December 31, 2010, but before June 30, 2011, the date the financial statements were available to be issued, that require consideration as adjustments to or disclosures in the financial statements.

* * * * * *

APPENDIX A

FORM OF FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
MEMORIAL PRODUCTION PARTNERS LP

A-i

A-ii

A-iii

A-iv

FORM OF FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED
PARTNERSHIP OF MEMORIAL PRODUCTION PARTNERS LP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF MEMORIAL PRODUCTION PARTNERS LP dated as of          , 2011, is entered into by and between Memorial Production Partners GP LLC, a Delaware limited liability company, as the General Partner, Memorial Resource Development LLC, a Delaware limited liability company, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions.

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing over the long-term the asset base of the Partnership Group from the asset base of the Partnership Group existing immediately prior to such transaction. For purposes of this definition, “long-term” generally refers to a period of not less than twelve months.

“Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event; and

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative items shall be the amount of Additional Book Basis taken into account in computing gain or loss from the disposition of such Disposed of Adjusted Property.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each taxable period of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all deductions in respect of depletion that, as of the end of such taxable period, are reasonably expected to be made to such Partner’s Capital Account in respect of the oil and gas properties of the Partnership Group, (ii) the amount of all losses and deductions that, as of the end of such taxable period, are reasonably expected to be allocated to such Partner in subsequent taxable periods under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (iii) the amount of all distributions that, as of the end of such taxable period, are reasonably expected to be made to such Partner in subsequent taxable periods in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or Section 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Operating Surplus” means, with respect to any period, (a) Operating Surplus generated with respect to such period (b) less (i) the amount of any net increase in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period and (ii) the amount of any net decrease in cash reserves (or the Partnership’s proportionate share of any net decrease in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and (c) plus (i) the amount of any net decrease in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period, (ii) the amount of any net increase in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium, and (iii) the amount of any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established with respect to such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (b)(ii) above. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Aggregate Quantity of IDR Reset Common Units” is defined in Section 5.11(a).

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution and in the case of an Adjusted Property, the fair market value of such Adjusted Property on the date of the revaluation event as described in Section 5.5(d), in both cases as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of Memorial Production Partners LP, as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, member, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest, (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, and (ii) if the General Partner so determines, all or any portion of additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from borrowings (including Working Capital Borrowings) made subsequent to the end of such Quarter, less

(b) the amount of any cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) at the date of determination of Available Cash with respect to such Quarter to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or Section 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to subclause (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“BlueStone” means BlueStone Natural Resources Holdings, LLC, a Delaware limited liability company.

“BlueStone Contribution Agreement” means the Contribution, Conveyance and Assumption Agreement dated as of the Closing Date among Memorial Resource, BlueStone, BNR, the General Partner, the Partnership and the Operating Company.

“BNR” means BlueStone Natural Resources, LLC, a Delaware limited liability company.

“Board of Directors” means, with respect to the General Partner: (i) if the General Partner is a corporation or limited liability company, its board of directors or board of managers or (ii) if the General Partner is a limited partnership, the board of directors or board of managers, as applicable, of the general partner of the General Partner.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions).

“Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member, (b) acquisition of existing, or construction of new or improvement or replacement of existing, capital assets or (c) capital contribution by a Group Member to a Person that is not a Subsidiary in which a Group Member has an equity interest, or after such capital contribution will have an equity interest, to fund such Group Member’s pro rata share of the cost of the addition or improvement to, the acquisition of existing, the construction of new or the improvement or replacement of existing capital assets by such Person, in each case if such addition, improvement, replacement, acquisition or construction is made to increase over the long-term the asset base of the Partnership Group, in the case of clauses (a) and (b), or such Person, in the case of clause (c), from the asset base of the Partnership Group or such Person, as the case may be, existing immediately prior to such addition, improvement, replacement, acquisition or construction. For purposes of this definition, “long-term” generally refers to a period of not less than twelve months.

“Capital Surplus” is defined in Section 6.3(a).

“Carrying Value” means (a) with respect to a Contributed Property or Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, Simulated Depletion, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination; provided that the Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.5(d)(i) and Section 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means (a) a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or (b) a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Certification” means a properly completed certificate in such form as may be specified by the General Partner by which a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Holder.

“Citizenship Eligibility Trigger” is defined in Section 4.9(a)(ii).

“claim” (as used in Section 7.12(c)) is defined in Section 7.12(c).

“Classic” means Classic Hydrocarbons Holdings, L.P., a Texas limited partnership.

“Classic Contribution Agreement” means the Purchase and Sale Agreement dated as of the Closing Date among Memorial Resource, Classic, Craton, the General Partner, the Partnership and the Operating Company.

“Closing Date” means the initial closing date of the sale of Common Units pursuant to the provisions of the Underwriting Agreement.

“Closing Price” is defined in Section 15.1(a).

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” is defined in Section 11.3(a).

“Commences Commercial Service” means the date upon which a Capital Improvement or other applicable replacement asset begins producing in paying quantities or is first put into commercial service by a Group Member following completion of construction, acquisition, development and testing, as applicable.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not include a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Conflicts Committee” means a committee of the Board of Directors composed of one or more directors, each of whom (a) is not an officer or employee of the General Partner, (b) is not an officer, director or employee of any Affiliate of the General Partner, (c) is not a holder of any ownership interest in the General Partner or its Affiliates or the Partnership Group other than Common Units and other awards that are granted to such director under the LTIP and (d) meets the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed

Property is adjusted pursuant to Section 5.5(d), such property or other assets shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreements” means the Classic Contribution Agreement, the BlueStone Contribution Agreement and the WHT Contribution Agreement.

“Craton” means Craton Energy Holdings III, LP, a Texas limited partnership.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearages as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” is defined in Section 15.1(a).

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former general partner of the Partnership from and after the effective date of any withdrawal or removal of such former general partner pursuant to Section 11.1 or Section 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Disposed of Adjusted Property” is defined in Section 6.1(d)(xii)(B).

“Economic Risk of Loss” is defined in Treasury Regulation Section 1.752-2(a).

“Eligibility Certificate” is defined in Section 4.9(b).

“Eligible Holder” means a Limited Partner whose (a) federal income tax status would not, in the determination of the General Partner, have the material adverse effect described in Section 4.9(a)(i) or (b) nationality, citizenship or other related status would not, in the determination of the General Partner, create a substantial risk of cancellation or forfeiture as described in Section 4.9(a)(ii).

“Estimated Incremental Quarterly Tax Amount” is defined in Section 6.9.

“Estimated Maintenance Capital Expenditures” means an estimate made in good faith by the Board of Directors (with the concurrence of the Conflicts Committee) of the average quarterly Maintenance Capital Expenditures that the Partnership will need to incur over the long term to maintain the long-term asset base of the Partnership Group (including the Partnership’s proportionate share of the average quarterly Maintenance Capital Expenditures of its Subsidiaries that are not wholly owned) existing at the time the estimate is made. The Board of Directors (with the concurrence of the Conflicts Committee) will be permitted to make such estimate in any manner it determines reasonable. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of future Estimated Maintenance Capital Expenditures. The Partnership shall disclose to its Partners any change in the amount of Estimated Maintenance Capital Expenditures in its reports made in accordance with Section 8.3 to the extent not previously disclosed. Any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.

“Event of Withdrawal” is defined in Section 11.1(a).

“Excess Additional Book Basis” is defined in the definition of “Additional Book Basis Derivative Items.”

“Excess Distribution” is defined in Section 6.1(d)(iii)(A).

“Excess Distribution Unit” is defined in Section 6.1(d)(iii)(A).

“Final Subordinated Units” is defined in Section 6.1(d)(x)(A).

“First Liquidation Target Amount” is defined in Section 6.1(c)(i)(D).

“First Target Distribution” means $0.546250 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2011, it means the product of $0.546250 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 92), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Fully Diluted Weighted Average Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units during such period plus (b) all other Partnership Securities and options, rights, warrants, phantom units and appreciation rights relating to an equity interest in the Partnership (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (ii) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (x) the number of Units issuable upon such conversion, exercise or exchange and (y) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means Memorial Production Partners GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which is evidenced by General Partner Units, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member (other than the Partnership), that is a limited or general partnership, the limited liability company agreement of any Group

Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Growth Capital Expenditures” means cash expenditures for Acquisitions or Capital Improvements, and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Growth Capital Expenditures shall include interest (and related fees) on debt incurred to finance the construction of a Capital Improvement and paid in respect of the period beginning on the date that a Group Member enters into a binding obligation to commence construction of a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service and the date that such Capital Improvement is abandoned or disposed of. Debt incurred to fund such construction period interest payments or to fund distributions in respect of equity issued (including incremental Incentive Distributions related thereto) to fund the construction of a Capital Improvement as described in clause (a)(iv) of the definition of Operating Surplus shall also be deemed to be debt incurred to finance the construction of a Capital Improvement. Where capital expenditures are made in part for Growth Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

“Hedge Contract” means any exchange, swap, forward, cap, floor, collar, option or other similar agreement or arrangement entered into for the purpose of reducing the exposure of the Partnership Group to fluctuations in interest rates or the price of hydrocarbons, basis differentials or currency exchange rates in their operations, and not for speculative purposes.

“Holder” as used in Section 7.12, is defined in Section 7.12(a).

“IDR Reset Common Units” is defined in Section 5.11(a).

“IDR Reset Election” is defined in Section 5.11(a).

“Incentive Distribution Right” means a non-voting Limited Partner Interest issued to the General Partner on the Closing Date, which Limited Partner Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Section 6.4(a)(v) and (vi) and Section 6.4(b)(iii) and (iv).

“Incremental Income Taxes” is defined in Section 6.9.

“Indemnified Persons” is defined in Section 7.12(c).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, director, officer, employee, agent, fiduciary or trustee of any Group Member, the General Partner or any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as a manager, managing member, director, officer, employee, agent, fiduciary or trustee of another Person owing a fiduciary duty to any Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.

“Ineligible Holder” is defined in Section 4.9(c).

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial Limited Partners” means Memorial Resource, the General Partner (with respect to the Incentive Distribution Rights received by it pursuant to Section 5.2) and the Underwriters upon the issuance by the Partnership of Common Units as described in Section 5.3 in connection with the Initial Offering.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Common Units were first offered to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) issuances of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of the Over-Allotment Option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

“Investment Capital Expenditures” means capital expenditures other than Maintenance Capital Expenditures and Growth Capital Expenditures.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership; provided, however, that when the term “Limited Partner” is used herein in the context of any vote or other approval, including Article III and Article XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may otherwise be required by law.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including Article XIII and Article XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may otherwise be required by law.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“LTIP” means the Long-Term Incentive Plan of the General Partner, as may be amended, or any equity compensation plan successor thereto.

“Maintenance Capital Expenditures” means cash expenditures (including expenditures for the addition or improvement to or replacement of the capital assets owned by any Group Member or for the acquisition of existing, or the construction or development of new, capital assets) if such expenditures are made to maintain the asset base of the Partnership Group for the long term. Maintenance Capital Expenditures shall not include (a) Growth Capital Expenditures or (b) Investment Capital Expenditures. Maintenance Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity issued (including incremental Incentive Distributions), other than equity issued on the Closing Date or the Option Closing Date, in each case, to finance the construction or development of a replacement asset and paid during the period beginning on the date that a Group Member enters into a binding obligation to commence constructing or developing a replacement asset and ending on the earlier to occur of the date that such replacement asset Commences Commercial Service and the date that such replacement asset is abandoned or disposed of. Debt incurred to pay or equity issued (other than equity issued on the Closing Date or the Option Closing Date) to fund construction or development period interest payments, or such construction or development period distributions on equity, shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction or development of a replacement asset.

“Memorial Resource” means Memorial Resource Development LLC, a Delaware limited liability company.

“Merger Agreement” is defined in Section 14.1.

“Minimum Quarterly Distribution” means $0.4750 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on December 31, 2011, it means the product of $0.4750 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Section 5.1, Section 6.6 and Section 6.9.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liability either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case as determined and required by the Treasury Regulations promulgated under Section 704(b) of the Code.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall include Simulated Gain but shall not include any items specially allocated under Section 6.1(d) or Section 6.1(e); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall include Simulated Gain but shall not include any items specially allocated under Section 6.1(d) or Section 6.1(e); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable period, the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5(b)) that are (a) recognized (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) deemed recognized by the Partnership pursuant to Section 5.5(d); provided, however, the items included in the determination of Net Termination Gain shall include Simulated Gain, but shall not include any items of income, gain or loss specially allocated under Section 6.1(d) or Section 6.1(e).

“Net Termination Loss” means, for any taxable period, the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5(b)) that are (a) recognized (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) deemed recognized by the Partnership pursuant to Section 5.5(b); provided, however, items included in the determination of Net Termination Loss shall include Simulated Gain, but shall not include any items of income, gain or loss specially allocated under Section 6.1(d) or Section 6.1(e).

“Non-citizen Assignee” means a Person whom the General Partner has determined does not constitute an Eligible Holder and as to whose Partnership Interest the General Partner has become the substituted limited partner, pursuant to Section 4.9.

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(c) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction, expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code), Simulated Depletion or Simulated Loss that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” is defined in Section 15.1(b).

“Omnibus Agreement” means that certain Omnibus Agreement, dated as of the Closing Date among the Partnership, the General Partner and Memorial Resource as such agreement may be amended, supplemented or restated from time to time.

“Operating Company” means Memorial Production Operating, LLC, a Delaware limited liability company, and any successors thereto.

“Operating Expenditures” means all Partnership Group cash expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, reimbursements of expenses of the General Partner and its Affiliates, payments made in the ordinary course of business under any Hedge Contracts, officer compensation, repayment of Working Capital Borrowings, debt service payments and Estimated Maintenance Capital Expenditures, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of Operating Surplus shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(c) Operating Expenditures shall not include (i) Growth Capital Expenditures, (ii) actual Maintenance Capital Expenditures, (iii) Investment Capital Expenditures, (iv) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (v) distributions to Partners, or (vi) repurchases of Partnership Interests, other than repurchases of Partnership Interests to satisfy obligations under employee benefit plans, or reimbursements of expenses of the General Partner for such purchases. Where capital expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner, with the concurrence of the Conflicts Committee, shall determine the allocation between the amounts paid for each; and

(d) payments made in connection with the initial purchase of a Hedge Contract shall be amortized in equal quarterly installments over the life of such Hedge Contract and payments made in connection with the termination of any Hedge Contract prior to the expiration of its stipulated settlement or termination date shall be amortized in equal quarterly installments over the what would have been the remaining life of such Hedge Contract had it not been so terminated.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of:

(i) $30.5 million,

(ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and provided that cash receipts from the termination of any Hedge Contract prior to the expiration of its stipulated settlement or termination date shall be included in equal quarterly installments over the remaining scheduled life of such Hedge Contract,

(iii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, and

(iv) the amount of cash distributions paid on equity issued, including incremental incentive distributions (other than equity issued on the Closing Date or the Option Closing Date), to finance all or a portion of the construction, acquisition, development or improvement of a Capital Improvement or replacement of a capital asset and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence the construction, acquisition, development or improvement of a Capital Improvement or replacement of a capital asset and ending on the earlier to occur of the date the Capital Improvement or replacement capital asset Commences Commercial Service and the date that it is abandoned or disposed of (equity issued (other than equity issued on the Closing Date or the Option Closing Date) to fund the construction period interest payments on debt incurred (including periodic net payments under related interest rate swap agreements), or construction period distributions on equity issued, including incremental incentive distributions, to finance the construction, acquisition, development or improvement of a Capital Improvement or replacement of a capital asset shall also be deemed to be equity issued to finance the construction, acquisition, development or improvement of a Capital Improvement or replacement of a capital asset for purposes of this clause (iv)), less

(b) the sum of:

(i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period,

(ii) the amount of cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures,

(iii) all Working Capital Borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional Working Capital Borrowings and

(iv) any cash loss realized on the disposition of an Investment Capital Expenditure; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines. Cash receipts from an Investment Capital Expenditure shall be treated as cash receipts only to the extent they are a return on principal but in no event shall a return of principal be treated as cash receipts.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Organizational Limited Partner” means Memorial Resource, in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be entitled to be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Securities so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Securities shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that, upon or prior to such acquisition, the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors of the General Partner.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction, expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code), Simulated Depletion or Simulated Loss that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Memorial Production Partners LP, a Delaware limited partnership.

“Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity.

“Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Partnership Security” means any class or series of equity interest in the Partnership (including solely for purposes of Section 7.12, but excluding for all other purposes, any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including Common Units, Subordinated Units, General Partner Units and Incentive Distribution Rights.

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Percentage Interest” means as of any date of determination (a) as to the General Partner with respect to General Partner Units and as to any Unitholder with respect to Units, as the case may be, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of General Partner Units held by the General Partner or the number of Units held by such Unitholder, as the case may be, by (B) the total number of Outstanding Units and General Partner Units, and (b) as to the holders of Partnership Securities other than General Partner Units or Units issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Plan of Conversion” is defined in Section 14.1.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership that includes the Closing Date, the portion of such fiscal quarter after the Closing Date.

“Rate Eligibility Trigger” is defined in Section 4.9(a)(i).

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to Partnership Securities of any class for which a Transfer Agent has been appointed, the Person in whose name a Partnership Security of such class is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day or (b) with respect to other classes of Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.

“Registration Statement” means the Registration Statement on Form S-1 (File No. 333-175090) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Initial Common Units in the Initial Offering.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Units), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Units for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means any allocation of an item of income, gain, loss, deduction, Simulated Depletion or Simulated Loss pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii), Section 6.1(d)(ix) or Section 6.1(e).

“Reset MQD” is defined in Section 5.11(e).

“Reset Notice” is defined in Section 5.11(b).

“Retained Converted Subordinated Unit” is defined in Section 5.5(c)(ii).

“Second Liquidation Target Amount” is defined in Section 6.1(c)(i)(E).

“Second Target Distribution” means $0.59375 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2011, it means the product of $0.59375 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Units), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Simulated Basis” means the Carrying Value of any oil and gas property (as defined in Section 614 of the Code).

“Simulated Depletion” means, with respect to an oil and gas property (as defined in Section 614 of the Code), a depletion allowance computed in accordance with federal income tax principles (as if the Simulated Basis of the property was its adjusted tax basis) and in the manner specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(k)(2). For purposes of computing Simulated Depletion with respect to any property, the Simulated Basis of such property shall be deemed to be the Carrying Value of such property, and in no event shall such allowance for Simulated Depletion, in the aggregate, exceed such Simulated Basis.

“Simulated Gain” means the excess, if any, of the amount realized from the sale or other disposition of an oil or gas property over the Carrying Value of such property.

“Simulated Loss” means the excess, if any, of the Carrying Value of an oil or gas property over the amount realized from the sale or other disposition of such property.

“Special Approval” means approval by a majority of the members of the Conflicts Committee acting in good faith.

“Subordinated Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and expiring on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2014 when the following conditions are met:

(i) distributions of Available Cash from Operating Surplus on all Outstanding Common Units, Subordinated Units and General Partner Units, and all other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the twelve-Quarter period ending on the last day of such Quarter, equaled or exceeded, in the aggregate, the sum of the Minimum Quarterly Distribution on all Common Units, Subordinated Units and General Partner Units and other Units that are senior or equal in right of distribution to the Subordinated Units and any additional cash distribution required to be made on such other Units in preference to the Subordinated Units in respect of such twelve-Quarter period, in each case to the extent that such Common Units, Subordinated Units, General Partner Units and/or other Units were Outstanding on the record dates for the times distributions in respect of each Quarter during such period were made or were required to be made pursuant to this Agreement;

(ii) the Adjusted Operating Surplus for such twelve-Quarter period equaled or exceeded, in the aggregate, the sum of the Minimum Quarterly Distribution on all Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such twelve-Quarter period on a Fully Diluted Weighted Average Basis and any additional cash distribution required to be made on such other Units in preference to the Subordinated Units; and

(iii) there are no Cumulative Common Unit Arrearages.

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2012 when the following conditions are met:

(i) distributions of Available Cash from Operating Surplus on each Outstanding Common Unit, Subordinated Unit and General Partner Unit and each other Outstanding Unit that is senior or equal in right of distribution to the Subordinated Units, in each case with respect to each Quarter in the four-Quarter period immediately preceding such date, equaled or exceeded 125% of the Minimum Quarterly Distribution on such Common Unit, Subordinated Unit, General Partner Unit or other Outstanding Unit and any additional cash distribution required to be made on such other Units in preference to the Subordinated Units, in each case to the extent Outstanding on the record dates for the times distributions in respect of each Quarter during such four-Quarter period were made or were required to be made pursuant to this Agreement;

(ii) the Adjusted Operating Surplus for such four-Quarter period equaled or exceeded 125% of the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such four-Quarter period on a Fully Diluted Weighted Average Basis and any additional cash distribution required to be made on such other Units in preference to the Subordinated Units, plus the corresponding Incentive Distributions during such four-Quarter period; and

(iii) there are no Cumulative Common Unit Arrearages.

(c) the date on which the General Partner is removed in a manner described in Section 11.4.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” is defined in Section 14.2(b).

“Target Distributions” means, collectively, the First Target Distribution and Second Target Distribution.

“Taxation Certification” means a properly completed certificate in such form as may be specified by the General Partner by which a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Holder.

“Tax Sharing Agreement” means that certain Tax Sharing Agreement by and among Memorial Resource and the Partnership dated as of the Closing Date.

“Trading Day” is defined in Section 15.1(a).

“Transaction Documents” is defined in Section 7.1(b).

“transfer” is defined in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Securities; provided, that if no Transfer Agent is specifically designated for any class of Partnership Securities, the General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement dated as of          , 2011 among the Underwriters, the Partnership, the General Partner, the Operating Company and Memorial Resource providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) General Partner Units (or the General Partner Interest represented thereby) or (ii) Incentive Distribution Rights.

“Unit Majority” means (i) during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), voting as a class, and at least a majority of the Outstanding Subordinated Units, voting as a class, and (ii) after the end of the Subordination Period, at least a majority of the Outstanding Common Units.

“Unitholders” means the holders of Units.

“Unpaid MQD” is defined in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“WHT” means WHT Energy Partners LLC, a Delaware limited liability company.

“WHT Contribution Agreement” means the Contribution, Conveyance and Assumption Agreement dated as of the Closing Date among Memorial Resource, WHT, the General Partner, the Partnership and the Operating Company.

“Withdrawal Opinion of Counsel” is defined in Section 11.1(b).

“Working Capital Borrowings” means borrowings incurred pursuant to a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to the Partners; provided that when such borrowings are incurred it is the intent of the borrower to repay such borrowings within 12 months from the date of such borrowings other than from additional Working Capital Borrowings.

Section 1.2  Construction.

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include,” “includes,” “including” or words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1  Formation.

The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Memorial Production Partners LP in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

Section 2.2  Name.

The name of the Partnership shall be “Memorial Production Partners LP.” Subject to applicable law, the Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3  Registered Office; Registered Agent; Principal Office; Other Offices.

Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be 615 South DuPont Highway, Dover, Delaware 19901, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be National Corporate Research Ltd. The principal office of the Partnership shall be located at 1401 McKinney, Suite 1025, Houston, Texas 77010, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 1401 McKinney, Suite 1025, Houston, Texas 77010, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4  Purpose and Business.

The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve the conduct by the Partnership of any business and may decline to so propose or approve free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

Section 2.5  Powers.

The Partnership shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6  Term.

The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7  Title to Partnership Assets.

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership or one or more of the Partnership’s designated Affiliates as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1  Limitation of Liability.

The Limited Partners shall have no liability under this Agreement except as expressly required under this Agreement or the Delaware Act.

Section 3.2  Management of Business.

No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3  Outside Activities of the Limited Partners.

Subject to the provisions of Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4  Rights of Limited Partners.

(a) In addition to other rights provided by this Agreement or by applicable law (other than Section 17-305 of the Delaware Act, which is restricted to the extent set forth below), and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner’s own expense:

(i) to obtain true and full information regarding the status of the business and financial condition of the Partnership; provided, however, that the requirements of this Section 3.4(a)(i) shall be satisfied by furnishing to a Limited Partner upon its demand pursuant to this Section 3.4(a)(i) either (A) the Partnership’s most recent filings with the Commission on Form 10-K and any subsequent filings on Form 10-Q and 8-K or (B) if the Partnership is no longer subject to the reporting requirements of the Exchange Act, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act;

(ii) promptly after its becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(iii) to obtain a current list of the name and last known business, residence or mailing address of each Partner;

(iv) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP
INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1  Certificates.

Notwithstanding anything to the contrary in this Agreement, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by physical certificates. Certificates that may be issued, if any, shall be executed on behalf of the Partnership by the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer or any Vice President and the Secretary, any Assistant Secretary, or other authorized officer or director of the General Partner. If a Transfer Agent has been appointed for a class of Partnership Interests, no Certificate for such class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that, if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(b) and Section 6.7(c), if Common Units are evidenced by Certificates, on or after the date on which Subordinated Units are converted into Common Units pursuant to the terms of Section 5.7, the Record Holders of such Subordinated Units (i) if the Subordinated Units are evidenced by Certificates, may exchange such Certificates for Certificates evidencing Common Units, or (ii) if the Subordinated Units are not evidenced by Certificates, shall be issued Certificates evidencing Common Units. The Transfer Agent may, and is hereby authorized to, effect any countersignature of any Certificate authorized or required by this Agreement either in manual form or by facsimile signature.

Section 4.2  Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued, if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the

Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, to the fullest extent permitted by law, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3  Record Holders.

The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder as, and to the extent, provided herein.

Section 4.4  Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Units to another Person and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner or any Limited Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner or Limited Partner and the term “transfer” shall not mean any such disposition.

Section 4.5  Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5.

(b) The General Partner shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of this Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(c) Upon the receipt of proper transfer instructions from the registered owner of uncertificated Common Units, such uncertificated Common Units shall be cancelled, issuance of new equivalent uncertificated Common Units or Certificates shall be made to the holder of Common Units entitled thereto and the transaction shall be recorded upon the Partnership’s register.

(d) By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 4.5 and except as provided in Section 4.9, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(e) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons, subject to the provisions of Section 7.11.

Section 4.6  Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(c), prior to September 30, 2021, the General Partner shall not transfer all or any part of its General Partner Interest (represented by General Partner Units) to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c), on or after September 30, 2021, the General Partner may transfer all or any part of its General Partner Interest without Unitholder approval.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this

Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7  Transfer of Incentive Distribution Rights.

The General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval.

Section 4.8  Restrictions on Transfers.

(a) Except as provided in Section 4.8(d), notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interest shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes or (ii) preserve the uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b) and Section 6.7(c).

(d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(e) In the event any Partnership Interest is evidenced in certificated form, each certificate evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF MEMORIAL PRODUCTION PARTNERS LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF MEMORIAL PRODUCTION PARTNERS LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE MEMORIAL PRODUCTION PARTNERS LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). THE

GENERAL PARTNER OF MEMORIAL PRODUCTION PARTNERS LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF MEMORIAL PRODUCTION PARTNERS LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

Section 4.9  Eligibility Certificates; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that

(i) the Partnership’s status other than as an association taxable as a corporation for U.S. federal income tax purposes or the failure of the Partnership otherwise to be subject to an entity-level tax for U.S. federal, state or local income tax purposes, coupled with the tax status (or lack of proof of the federal income tax status) of one or more Limited Partners, has or will reasonably likely have a material adverse effect on the maximum applicable rate that can be charged to customers by Subsidiaries of the Partnership (a “Rate Eligibility Trigger”); or

(ii) any Group Member is subject to any federal, state or local law or regulation that would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner (a “Citizenship Eligibility Trigger”);

then, the General Partner may adopt such amendments to this Agreement as it determines to be necessary or advisable to (x) in the case of a Rate Eligibility Trigger, obtain such proof of the federal income tax status of the Limited Partners and, to the extent relevant, their beneficial owners, as the General Partner determines to be necessary or advisable to establish those Limited Partners whose federal income tax status does not or would not have a material adverse effect on the maximum applicable rate that can be charged to customers by Subsidiaries of the Partnership or (y) in the case of a Citizenship Eligibility Trigger, obtain such proof of the nationality, citizenship or other related status (or, if the General Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) of the Limited Partner as the General Partner determines to be necessary or advisable to establish those Limited Partners whose status as a Limited Partner does not or would not subject any Group Member to a significant risk of cancellation or forfeiture of any of its properties or interests therein.

(b) Such amendments may include provisions requiring all Limited Partners to certify as to their (and their beneficial owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as a Limited Partner (any such required certificate, an “Eligibility Certificate”).

(c) Such amendments may provide that with respect to any Limited Partner (and its beneficial owners) who fails to furnish to the General Partner, within a reasonable period after a request, an Eligibility Certificate and any other information, or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Limited Partner is not an Eligible Holder (such a Limited Partner an “Ineligible Holder”), the Limited Partner Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner shall be substituted for any Limited Partner that is an Ineligible Holder as the Limited Partner in respect of the Ineligible Holder’s Limited Partner Interests.

(d) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Ineligible Holders, distribute the votes in the same ratios as the votes of Limited Partners (including the General Partner and its Affiliates) in respect of Limited Partner Interests other than those of Ineligible Holders are cast, either for, against or abstaining as to the matter.

(e) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Ineligible Holder of its Limited Partner Interest (representing the right to receive its share of such distribution in kind).

(f) At any time after a holder can and does certify that it has become an Eligible Holder, an Ineligible Holder may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Ineligible Holder not redeemed pursuant to Section 4.10, such Ineligible Holder upon approval of the General Partner, shall no longer constitute an Ineligible Holder and the General Partner shall cease to be deemed to be the Limited Partner in respect of such Limited Partner Interests.

Section 4.10  Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Limited Partner fails to furnish an Eligibility Certificate or any other information requested within a reasonable period of time specified in amendments adopted pursuant to Section 4.9, or if upon receipt of such Eligibility Certificate or other information the General Partner determines, with the advice of counsel, that a Limited Partner is an Ineligible Holder, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner that such Limited Partner is not an Ineligible Holder or has transferred his Limited Partner Interests to a Person who is an Eligible Holder and who furnishes an Eligibility Certificate to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Limited Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Limited Partner or Transferee at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee of a Person determined to be other than an Eligible Holder.

(c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1  Organizational Contributions.

In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $1.00, for a 0.1% General Partner Interest in the Partnership and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $999.00 for a 99.9% Limited Partner Interest in the Partnership and has been admitted as a Limited Partner of the Partnership.

Section 5.2  Contributions by the General Partner.

(a) On the Closing Date, the General Partner contributed to the Partnership, as a Capital Contribution, $407,436 in exchange for (i) 21,444 General Partner Units, representing a continuation of its 0.1% General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement and (ii) the Incentive Distribution Rights.

(b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than (i) the Common Units issued pursuant to the Over-Allotment Option, (ii) the Common Units and Subordinated Units issued pursuant to Section 5.3, (iii) any Common Units issued pursuant to Section 5.11 and (iv) any Common Units issued upon the conversion of any Partnership Securities), the General Partner may, in exchange for a proportionate number of General Partner Units, make additional Capital Contributions in an amount equal to the product obtained by multiplying (A) the quotient determined by dividing (x) the General Partner’s Percentage Interest immediately prior to the issuance of such additional Limited Partner Interests by the Partnership by (y) 100 less the General Partner’s Percentage Interest immediately prior to the issuance of such additional Limited Partner Interests by the Partnership times (B) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3  Contributions by Limited Partners.

(a) On the Closing Date pursuant to and as described in the applicable Contribution Agreements, among other things, Memorial Resource caused: (i) BlueStone and BNR to contribute to the Partnership, as a Capital Contribution, the Columbus Interest (as defined in the BlueStone Contribution Agreement) in exchange for cash, 4,619,598 Common Units and 3,507,184 Subordinated Units (such Common Units and Subordinated Units to be issued to Memorial Resource on behalf of BlueStone pursuant to the BlueStone Contribution Agreement); and (ii) WHT to contribute to the Partnership, as a Capital Contribution, the ETX Interest (as defined in the WHT Contribution Agreement) in exchange for cash, 2,441,696 Common Units and 1,853,728 Subordinated Units (such Common Units and Subordinated Units to be issued to Memorial Resource on behalf of WHT pursuant to the WHT Contribution Agreement).

(b) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter contributed cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(c) Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute cash to the Partnership on the Option Closing Date in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(d) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units and Subordinated Units issued to Memorial Resource pursuant to subparagraph (a) hereof, (ii) the Common Units issued to the Underwriters as described in subparagraphs (b) and (c) hereof and (iii) the Incentive Distribution Rights issued to the General Partner.

(e) No Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.4  Interest and Withdrawal.

No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon liquidation of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5  Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including Simulated Gain and income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss (including Simulated Depletion and Simulated Loss) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss, deduction, Simulated Depletion, Simulated Gain or Simulated Loss that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement or governing, organizational or similar documents) of all property owned by (x) any other Group Member that is classified as a partnership for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss, and deduction Simulated Depletion, Simulated Gain and

Simulated Loss shall be made without regard to any election under Section 754 of the Code that may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain, loss, Simulated Gain or Simulated Loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) An item of income of the Partnership that is described in Section 705(a)(1)(B) of the Code (with respect to items of income that are exempt from tax) shall be treated as an item of income for the purpose of this Section 5.5(b), and an item of expense of the Partnership that is described in Section 705(a)(2)(B) of the Code (with respect to expenditures that are not deductible and not chargeable to capital accounts), shall be treated as an item of deduction for the purpose of this Section 5.5(b).

(vi) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery, amortization or Simulated Depletion attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery, amortization or Simulated Depletion, any further deductions for such depreciation, cost recovery, amortization or Simulated Depletion attributable to such property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(vii) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.7(c), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units (“Retained Converted Subordinated Units”). Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or Retained Converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

(d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services, or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of each Partner and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the Partners at such time pursuant to Section 6.1(c) and Section 6.1(d) in the same manner as any item of gain, loss, Simulated Gain or Simulated Loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated; provided, however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may determine that it is appropriate to first determine an aggregate value for the Partnership, derived from the current trading price of the Common Units, and taking fully into account the fair market value of the Partnership Interests of all Partners at such time, and then allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate).

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property(other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated among the Partners, at such time, pursuant to Section 6.1(c) and Section 6.1(d) in the same manner as any item of gain, loss, Simulated Gain or Simulated Loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.6  Issuances of Additional Partnership Securities.

(a) The Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest (represented by General Partner Units) or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) reflecting admission of such additional Limited Partners in the books and records of the Partnership as the Record Holders of such Limited Partner Interests and (iv) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.7  Conversion of Subordinated Units.

(a) All of the Subordinated Units shall convert into Common Units on a one-for-one basis on the expiration of the Subordination Period.

(b) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7.

Section 5.8  Limited Preemptive Right.

Except as provided in this Section 5.8 and in Section 5.2 and Section 5.11, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

Section 5.9  Splits and Combinations.

(a) Subject to Section 5.9(d), Section 6.6 and Section 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates or uncertificated Partnership Securities to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.6(d) and this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit (with fractional Units equal to or greater than a 0.5 Unit being rounded to the next higher Unit).

Section 5.10  Fully Paid and Non-Assessable Nature of Limited Partner Interests.

All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-607 or 17-804 of the Delaware Act.

Section 5.11  Issuance of Common Units in Connection with Reset of Incentive Distribution Rights.

(a) Subject to the provisions of this Section 5.11, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Subordinated Units outstanding and the Partnership has made a distribution pursuant to Section 6.4(b)(iv) for each of the four most recently completed Quarters and the amount of each such distribution did not exceed Adjusted Operating Surplus for such Quarter, to make an election (the “IDR Reset Election”) to cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate share of a number of Common Units (the “IDR Reset Common Units”) derived by dividing (i) the average amount of cash distributions made by the Partnership for the two full Quarters immediately preceding the giving of the Reset Notice (as defined in Section 5.11(b)) in respect of the Incentive Distribution Rights by (ii) the average of the cash distributions made by the Partnership in respect of each Common Unit for the two full Quarters immediately preceding the giving of the Reset Notice (the number of Common Units determined by such quotient is referred to herein as the “Aggregate Quantity of IDR Reset Common Units”). If, at the time of any IDR Reset Election, the General Partner and its Affiliates are not the holders of a majority in interest of the Incentive Distribution Rights, then the IDR Reset Election shall be subject to the prior written concurrence of the General Partner that the conditions described in the immediately previous sentence have been satisfied. Upon the issuance of such IDR Reset Common Units, the Partnership will issue to the General Partner that number of additional General Partner Units equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner immediately prior to such issuance by (B) a percentage equal to 100% less such Percentage Interest multiplied by (y) the number of such IDR Reset Common Units, and the General Partner shall not be obligated to make any additional Capital Contribution to the Partnership in exchange for such issuance. The making of the IDR Reset Election in the manner specified in this Section 5.11 shall cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive Common Units and the General Partner will become entitled to receive General Partner Units on the basis specified above, without any further approval required by the General Partner or the Unitholders other than as set forth in this Section 5.11(a), at the time specified in Section 5.11(c) unless the IDR Reset Election is rescinded pursuant to Section 5.11(d).

(b) To exercise the right specified in Section 5.11(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the aggregate number of Common Units that each holder of Incentive Distribution Rights will be entitled to receive.

(c) The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units and the General Partner will be entitled to receive the related additional General Partner Units on the 15th Business Day after receipt by the Partnership of the Reset Notice; provided, however, that the issuance of Common Units to the holder or holders of the Incentive Distribution Rights shall not occur prior to the approval of the listing or admission for trading of such Common Units by the principal National Securities Exchange upon which the Common Units are then listed or admitted for trading, if any such approval is required pursuant to the rules and regulations of such National Securities Exchange.

(d) If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the Common Units to be issued pursuant to this Section 5.11 on or before the 30th calendar day following the Partnership’s receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Securities having such terms as the General Partner may approve, with the approval of the Conflicts Committee, that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion of such Partnership Securities into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution shall be adjusted at the time of the issuance of Common Units or other Partnership Securities pursuant to this Section 5.11 such that (i) the Minimum Quarterly Distribution shall be reset to equal the average cash distribution amount per Common Unit for the two Quarters immediately prior to the Partnership’s receipt of the Reset Notice (the “Reset MQD”), (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD and (iii) the Second Target Distribution shall be reset to equal to 125% of the Reset MQD.

(f) Upon the issuance of IDR Reset Common Units pursuant to Section 5.11(a), the Capital Account maintained with respect to the Incentive Distribution Rights will (i) first, be allocated to IDR Reset Common Units in an amount equal to the product of (A) the Aggregate Quantity of IDR Reset Common Units and (B) the Per Unit Capital Amount for an Initial Common Unit, and (ii) second, as to any remaining balance in such Capital Account, will be retained by the holder of the Incentive Distribution Rights. If there is not sufficient capital associated with the Incentive Distribution Rights to allocate the full Per Unit Capital Amount for an Initial Common Unit to the IDR Reset Common Units in accordance with clause (i) of this Section 5.11(f), the IDR Reset Common Units shall be subject to Sections 6.1(d)(x)(B) and (C).

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1  Allocations for Capital Account Purposes.

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and

Simulated Loss (computed in accordance with Section 5.5(b)) for each taxable period shall be allocated among the Partners as provided herein below.

(a) Net Income.  Net Income for each taxable period and all items of income, gain, loss, deduction and Simulated Gain taken into account in computing Net Income for such taxable period shall be allocated as follows:

(i) First, to the General Partner until the aggregate of the Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) and the Net Termination Gain allocated to the General Partner pursuant to Section 6.1(c)(i)(A) or Section 6.1(c)(iv)(A) for the current and all previous taxable periods is equal to the aggregate of the Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods and the Net Termination Loss allocated to the General Partner pursuant to Section 6.1(c)(ii)(D) or Section 6.1(c)(iii)(B) for the current and all previous taxable periods; and

(ii) The balance, if any, to the General Partner and the Unitholders, Pro Rata.

(b) Net Loss.  Net Loss for each taxable period and all items of income, gain, loss, deduction and Simulated Gain taken into account in computing Net Loss for such taxable period shall be allocated as follows:

(i) First, to the General Partner and the Unitholders, Pro Rata; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account); and

(ii) The balance, if any, 100% to the General Partner.

(c) Net Termination Gains and Losses.  Net Termination Gain or Net Termination Loss (including a pro rata part of each item of income, gain, loss, deduction and Simulated Gain taken into account in computing Net Termination Gain or Net Termination Loss) for such taxable period shall be allocated in the manner set forth in this
Section 6.1(c). All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.4 and Section 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) Except as provided in Section 6.1(c)(iv), Net Termination Gain (including a pro rata part of each item of income, gain, loss, deduction and Simulated Gain taken into account in computing Net Termination Gain) shall be allocated:

(A) First, to the General Partner until the aggregate of the Net Termination Gain allocated to the General Partner pursuant to this Section 6.1(c)(i)(A) or Section 6.1(c)(iv)(A) and the Net Income allocated to the General Partner pursuant to Section 6.1(a)(i) for the current and all previous taxable periods is equal to the aggregate of the Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods and the Net Termination Loss allocated to the General Partner pursuant to Section 6.1(c)(ii)(D) or Section 6.1(c)(iii)(B) for all previous taxable periods;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or Section 6.4(b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit into a Common Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable period (or portion thereof) to which this allocation of gain relates, and (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, 100% to the General Partner and all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) (the sum of (1), (2), (3) and (4) is hereinafter referred to as the “First Liquidation Target Amount”);

(E) Fifth, (x) to the General Partner in accordance with its Percentage Interest, (y) 14.9% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (E), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(v) and Section 6.4(b)(iii) (the sum of (1) and (2) is hereinafter referred to as the “Second Liquidation Target Amount”);

(F) Finally, (x) to the General Partner in accordance with its Percentage Interest, (y) 24.9% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (G).

(ii) Except as otherwise provided by Section 6.1(c)(iii), Net Termination Loss (including a pro rata part of each item of income, gain, loss, deduction and Simulated Gain taken into account in computing Net Termination Loss) shall be allocated:

(A) First, if Subordinated Units remain Outstanding, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero;

(C) Third, to the General Partner and the Unitholders, Pro Rata; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(ii)(C) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account (or increase any existing deficit in its Adjusted Capital Account); and

(D) Fourth, the balance, if any, 100% to the General Partner.

(iii) Any Net Termination Loss deemed recognized pursuant to Section 5.5(d) prior to the Liquidation Date shall be allocated:

(A) First, to the General Partner and the Unitholders, Pro Rata; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(A) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account); and

(B) The balance, if any, to the General Partner.

(iv) If a Net Termination Loss has been allocated pursuant to Section 6.1(c)(iii), subsequent Net Termination Gain deemed recognized pursuant to Section 5.5(d) prior to the Liquidation Date shall be allocated:

(A) First, to the General Partner until the aggregate Net Termination Gain allocated to the General Partner pursuant to this Section 6.1(c)(iv)(A) is equal to the aggregate Net Termination Loss previously allocated pursuant to Section 6.1(c)(iii)(B);

(B) Second, to the General Partner and the Unitholders, Pro Rata, until the aggregate Net Termination Gain allocated pursuant to this Section 6.1(c)(iv)(B) is equal to the aggregate Net Termination Loss previously allocated pursuant to Section 6.1(c)(iii)(A); and

(C) The balance, if any, pursuant to the provisions of Section 6.1(c)(i).

(d) Special Allocations.  Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback.  Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain and Simulated Gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income, gain or Simulated Gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain.  Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income, gain and Simulated Gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income, gain or Simulated Gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) and other than an allocation pursuant to Section 6.1(d)(i), Section 6.1(d)(vi) and Section 6.1(d)(vii) with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then (1) there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii)(A) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution; and (2) the General Partner shall be allocated gross income and gain with respect to each such Excess Distribution in an amount equal to the product obtained by multiplying (aa) the quotient determined by dividing (x) the General Partner’s Percentage Interest at the time when the Excess Distribution occurs by (y) a percentage equal to 100% less the General

Partner’s Percentage Interest at the time when the Excess Distribution occurs, times (bb) the total amount allocated in clause (1) above with respect to such Excess Distribution.

(B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable period; and (2) to the General Partner an amount equal to the product of (aa) an amount equal to the quotient determined by dividing (x) the General Partner’s Percentage Interest by (y) the sum of 100 less the General Partner’s Percentage Interest times (bb) the sum of the amounts allocated in clause (1) above.

(iv) Qualified Income Offset.  In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Gross Income Allocation.  In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income, gain and Simulated Gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(d)(iv) and this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions.  Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions.  Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities.  For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners Pro Rata.

(ix) Code Section 754 Adjustments.  To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury

Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain or Simulated Gain (if the adjustment increases the basis of the asset) or loss or Simulated Loss (if the adjustment decreases such basis), and such item of gain or loss, Simulated Gain or Simulated Loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law.

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount that after taking into account the other allocations of income, gain, loss and deduction to be made with respect to such taxable period will equal the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(B) With respect to an event triggering an adjustment to the Carrying Value of Partnership property pursuant to Section 5.5(d) during any taxable period of the Partnership ending upon, or after, the issuance of IDR Reset Common Units pursuant to Section 5.11, after the application of Section 6.1(d)(x)(A), any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to such IDR Reset Common Units issued pursuant to Section 5.11 equaling the product of (A) the Aggregate Quantity of IDR Reset Common Units and (B) the Per Unit Capital Amount for an Initial Common Unit.

(C) With respect to any taxable period during which an IDR Reset Common Unit is transferred to any Person who is not an Affiliate of the transferor, all or a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated 100% to the transferor Partner of such transferred IDR Reset Common Unit until such transferor Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such transferred IDR Reset Common Unit to an amount equal to the Per Unit Capital Amount for an Initial Common Unit

(D) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this

Section 6.1(d)(x)(D) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss, deduction Simulated Depletion, Simulated Gain and Simulated Loss allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1 and Simulated Depletion and Simulated Loss had been included in the definition of Net Income, Net Loss, Net Termination Gain and Net Termination Loss. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. In exercising its discretion under this Section 6.1(d)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective and Other Allocations.  In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) Except as provided in Section 6.1(d)(xii)(B), in the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate such Additional Book Basis Derivative Items to (1) the holders of Incentive Distribution Rights and the General Partner to the same extent that the Unrealized Gain or Unrealized Loss giving rise to such Additional Book Basis Derivative Items was allocated to them pursuant to Section 5.5(d) and (2) all Unitholders, Pro Rata, to the extent that the Unrealized Gain or Unrealized Loss giving rise to such Additional Book Basis Derivative Items was allocated to any Unitholders pursuant to Section 5.5(d).

(B) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) or an allocation of Net Termination Gain or Net Termination Loss pursuant to Section 6.1(c)) as a result of a sale or other taxable disposition of any Partnership asset that is an Adjusted Property (“Disposed of Adjusted Property”), the General Partner shall allocate (1) additional items of gross income and gain (aa) away from the holders of Incentive Distribution Rights and (bb) to the Unitholders, or (2) additional items of deduction and loss (aa) away from the Unitholders and (bb) to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the

Unitholders exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. Any allocation made pursuant to this Section 6.1(d)(xii)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(C) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balances of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c).

(D) For purposes of this Section 6.1(d)(xii), the Unitholders shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under this Agreement. In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii). Without limiting the foregoing, if an Adjusted Property is contributed by the Partnership to another entity classified as a partnership for federal income tax purposes (the “lower tier partnership”), the General Partner may make allocations similar to those described in Sections 6.1(d)(xii)(A)-(C) to the extent the General Partner determines such allocations are necessary to account for the Partnership’s allocable share of income, gain, loss and deduction of the lower tier partnership that relate to the contributed Adjusted Property in a manner that is consistent with the purpose of this Section 6.1(d)(xii).

(xiii) Special Curative Allocation in Event of Liquidation Prior to End of Subordination Period. Notwithstanding any other provision of this Section 6.1 (other than the Required Allocations), if the Liquidation Date occurs prior to the conversion of the last Outstanding Subordinated Unit, then items of income, gain, loss and deduction for the taxable period that includes the Liquidation Date (and, if necessary, items arising in previous taxable periods to the extent the General Partner determines such items may be so allocated), shall be specially allocated among the Partners in the manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

(e) Simulated Depletion and Simulated Loss.

(i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(k), Simulated Depletion with respect to each oil and gas property shall be allocated among the General Partner and the Unitholders Pro Rata.

(ii) Simulated Loss with respect to the disposition of an oil and gas property shall be allocated among the Partners in proportion to their allocable share of total amount realized from such disposition under Section 6.2(c)(i).

Section 6.2  Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) The deduction for depletion with respect to each separate oil and gas property (as defined in Section 614 of the Code) shall be computed for federal income tax purposes separately by the Partners rather than by the Partnership in accordance with Section 613A(c)(7)(D) of the Code. Except as provided in Section 6.2(c)(iii), for purposes of such computation (before taking into account any adjustments resulting from an election made by the Partnership under Section 754 of the Code), the adjusted tax basis of each oil and gas property (as defined in Section 614 of the Code) shall be allocated among the Partners Pro Rata.

Each Partner shall separately keep records of his share of the adjusted tax basis in each oil and gas property, allocated as provided above, adjust such share of the adjusted tax basis for any cost or percentage depletion allowable with respect to such property, and use such adjusted tax basis in the computation of its cost depletion or in the computation of his gain or loss on the disposition of such property by the Partnership.

(c) Except as provided in Section 6.2(c)(iii), for the purposes of the separate computation of gain or loss by each Partner on the sale or disposition of each separate oil and gas property (as defined in Section 614 of the Code), the Partnership’s allocable share of the “amount realized” (as such term is defined in Section 1001(b) of the Code) from such sale or disposition shall be allocated for federal income tax purposes among the Partners as follows:

(i) first, to the extent such amount realized constitutes a recovery of the Simulated Basis of the property, to the Partners in the same proportion as the depletable basis of such property was allocated to the Partners pursuant to Section 6.2(b) (without regard to any special allocation of basis under Section 6.2(c)(iii)).

(ii) second, the remainder of such amount realized, if any, to the Partners so that, to the maximum extent possible, the amount realized allocated to each Partner under this Section 6.2(c)(ii) will equal such Partner’s share of the Simulated Gain recognized by the Partnership from such sale or disposition.

(iii) The Partners recognize that with respect to Contributed Property and Adjusted Property there will be a difference between the Carrying Value of such property at the time of contribution or revaluation, as the case may be, and the adjusted tax basis of such property at that time. All items of tax depreciation, cost recovery, amortization, adjusted tax basis of depletable properties, amount realized and gain or loss with respect to such Contributed Property and Adjusted Property shall be allocated among the Partners to take into account the disparities between the Carrying Values and the adjusted tax basis with respect to such properties in accordance with the principles of Treasury Regulation Section 1.704-3(d).

(d) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, other than oil and gas properties pursuant to Section 6.2(d) items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(d)(x)(D)); provided, that the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) in all events.

(e) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(f) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(g) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(h) Each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the last Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(i) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3  Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on December 31, 2011, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner, provided that, if the 45th day is not a Business Day, the 45th day shall be deemed to be the next Business Day. The Record Date for the first distribution of Available Cash shall not be prior to the final closing of the Over-Allotment Option. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” Notwithstanding any provision to the contrary contained in this Agreement, the Partnership shall not make a distribution to any Partner on account of its interest in the Partnership if such distribution would violate the Delaware Act or any other applicable law. Notwithstanding any other provision of this Agreement, all distributions required to be made under this Agreement shall be made subject to Sections 17-607 and 17-804 of the Delaware Act.

(b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners, as determined appropriate under the circumstances by the General Partner.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4  Distributions of Available Cash from Operating Surplus.

(a) During Subordination Period.  Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5 shall be distributed as follows, except as otherwise required in respect of additional Partnership Securities issued pursuant to Section 5.6(b):

(i) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to the General Partner and all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) to the General Partner in accordance with its Percentage Interest, (B) 14.9% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter; and

(vi) Thereafter, (A) to the General Partner in accordance with its Percentage Interest, (B) 24.9% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vi);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution and the Second Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vi).

(b) After Subordination Period.  Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5 shall be distributed as follows, except as otherwise required in respect of additional Partnership Securities issued pursuant to Section 5.6(b):

(i) First, to the General Partner and all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to the General Partner and all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) to the General Partner in accordance with its Percentage Interest, (B) 14.9% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iii), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter; and

(iv) Thereafter, (A) to the General Partner in accordance with its Percentage Interest, (B) 24.9% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iv);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution and the Second Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vi).

Section 6.5  Distributions of Available Cash from Capital Surplus.

Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall be distributed, unless the provisions of Section 6.3 require otherwise, to the General Partner and the Unitholders, Pro Rata, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed (A) to the General Partner in accordance with its Percentage Interest and (B) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6  Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

(a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.9. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Initial Unit Price of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Initial Unit Price of the Common Units immediately prior to giving effect to such distribution.

(b) The Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution shall also be subject to adjustment pursuant to Section 5.11 and Section 6.9.

Section 6.7  Special Provisions Relating to the Holders of Subordinated Units.

(a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.7, the Unitholder holding a converted Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder with respect to such converted Subordinated Units, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x)(A), 6.7(b) and 6.7(c).

(b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or Retained Converted Subordinated Units would be negative after giving effect to the allocation under Section 5.5(c)(ii)(B).

(c) The holder of a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.7 shall not be issued a Common Unit Certificate pursuant to Section 4.1 (if the Common Units are represented by Certificates) and shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner shall, in its sole discretion, take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units.

Section 6.8  Special Provisions Relating to the Holders of Incentive Distribution Rights.

Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Article III and Article VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as required by law, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v) and (vi), Sections 6.4(b)(iii) and (iv), and Section 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

Section 6.9  Entity-Level Taxation.

If legislation is enacted or the official interpretation of existing legislation is modified by a governmental authority, which after giving effect to such enactment or modification, results in a Group Member becoming subject to federal, state, local or non-U.S. income or withholding taxes in excess of the amount of such taxes due from the Group Member prior to such enactment or modification (including, for the avoidance of doubt, any increase in the rate of such taxation applicable to the Group Member), then the General Partner may, at its option, reduce the Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution by the amount of income or withholding taxes that are payable by reason of any such new legislation or interpretation (the “Incremental Income Taxes”), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.9.  If the General Partner elects to reduce the Minimum Quarterly Distribution, First Target Distribution or Second Target Distribution for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the

Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all (or the relevant portion of) such Incremental Income Taxes; provided that any difference between such estimate and the actual liability for Incremental Income Taxes (or the relevant portion thereof) for such Quarter may, to the extent determined by the General Partner, be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1  Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Securities, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection, employment, retention and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, internal and outside attorneys, accountants, consultants and contractors of the General Partner or the Partnership Group and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other entities or relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of options, rights, warrants, appreciation rights and tracking and phantom interests relating to Partnership Securities;

(xiv) the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreements and the Tax Sharing Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (collectively, the “Transaction Documents”)(in each case other than this Agreement, without giving effect to any amendments, supplements or restatements thereof entered into after the date such Person becomes bound by the provisions of this Agreement); (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2  Certificate of Limited Partnership.

The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3  Restrictions on the General Partner’s Authority.

Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests of the Partnership’s Subsidiaries) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.4  Reimbursement of the General Partner.

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b) Subject to the Omnibus Agreement, the General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation, employment benefits and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group, including for amounts paid under the Omnibus Agreement), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with managing and operating the Partnership Group’s business and affairs (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

(c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights or phantom or tracking interests relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates in each case for the benefit of employees and directors of the General Partner or any of its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees and directors pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest (represented by General Partner Units) pursuant to Section 4.6.

(d) The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment of such management fee or fees exceeds the amount of such fee or fees.

Section 7.5  Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a Limited Partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member, (C) the guarantee of, and mortgage, pledge, or encumbrance of any or all of its assets in connection with, any indebtedness of any Affiliate of the General Partner or (D) subject to the limitations contained in the Omnibus Agreement, the performance of its obligations under the Omnibus Agreement.

(b) Except as provided in the Omnibus Agreement, each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise, to any Group Member or any Partner. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Unrestricted Person.

(c) Subject to the terms of Sections 7.5(a) and (b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Unrestricted Person (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or any other Unrestricted Person for the Unrestricted Persons (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Unrestricted Persons shall have no obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise, to present business opportunities to the Partnership. Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). No Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership, shall have any duty to communicate or offer such opportunity to the Partnership, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person bound by this Agreement for breach of any fiduciary or other duty by reason of the fact that such Unrestricted Person

(including the General Partner) pursues or acquires for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership; provided such Unrestricted Person does not engage in such business or activity as a result of or using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units and/or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.

(e) Notwithstanding anything to the contrary in this Agreement, to the extent that any provision of this Agreement purports or is interpreted to have the effect of restricting, modifying or eliminating the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and the Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be deemed to have been approved by the Partners.

Section 7.6  Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

(c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners existing hereunder, or existing at law, in equity or otherwise by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners), including distributions that exceed the General Partner’s Percentage Interest of the total amount distributed to all partners, or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

Section 7.7  Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity on behalf of or for the benefit of the Partnership; provided, that the Indemnitee shall not be indemnified and held harmless pursuant to this Agreement if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to any Affiliate of the General Partner (other than a Group Member), or to any other Indemnitee, with respect to any such Affiliate’s payment or indemnification obligations pursuant to the Transaction Documents. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8  Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9  Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval or Unitholder approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval or Unitholder approval. If Special Approval is sought, then it shall be presumed that, in making its decision, the Conflicts Committee acted in good faith, and if neither Special Approval nor Unitholder approval is sought and the Board of Directors of the General Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors of the General Partner acted in good faith, and in either case, in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the Registration

Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement or of any duty hereunder or existing at law, in equity or otherwise.

(b) Whenever the General Partner or the Board of Directors, or any committee thereof (including the Conflicts Committee), makes a determination or takes or declines to take any other action, or any Affiliate of the General Partner causes the General Partner to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, the Board of Directors or such committee or such Affiliates causing the General Partner to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards (including fiduciary standards) imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of the Partnership Group.

(c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any duty (including any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be acting in its individual capacity.

(d) The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a partnership.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

(f) Except as expressly set forth in this Agreement or required by the Delaware Act, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

(g) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10  Other Matters Concerning the General Partner.

(a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership or any Group Member.

Section 7.11  Purchase or Sale of Partnership Securities.

The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.12  Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner, but excluding individual Affiliates who are officers, directors or employees of the General Partner or any of its Affiliates) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the “Holder”) to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than four registrations pursuant to this Section 7.12(a); and provided further, however, that if the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder’s request, such right pursuant to this Section 7.12(a) not to be utilized more than once in any twelve-month period. In connection with any registration pursuant to the first sentence of this Section 7.12(a), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Securities for cash (other than an offering relating solely to an employee benefit plan, a registration statement relating solely to a Rule 145 transaction or on any registration form which does not permit secondary sales), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Securities held by any Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the Partnership Securities of the Holder once the registration statement is declared effective by the Commission or otherwise becomes effective, including any registration statement providing for the offering from time to time of Partnership Securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would adversely and materially affect the timing or success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder. During the two year period set forth in Section 7.12(d), the Partnership shall not grant to any other party registration rights similar to the rights set forth in this Section 7.12(b) which are superior to such rights without the consent of the General Partner (and any of its Affiliates) which holds rights pursuant to this Section 7.12(d).

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or any free writing prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or any free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Section 7.12(a) and Section 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file after such two year period successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Securities, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Securities with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

(g) The Partnership agrees to use commercially reasonable efforts to take all actions and deliver, or cause to be delivered, all prospectuses, supplemental prospectuses and any free writing prospectuses to Holders, or as directed by Holders, as required by applicable law.

Section 7.13  Reliance by Third Parties.

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1  Records and Accounting.

The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP. The Partnership shall not be required to keep books maintained on a cash basis and the General Partner shall be permitted to calculate cash-based measures, including Operating Surplus and Adjusted Operating Surplus, by making such adjustments to its accrual basis books to account for non-cash items and other adjustments as the General Partner determines to be necessary or appropriate.

Section 8.2  Fiscal Year.

The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3  Reports.

(a) As soon as practicable, but in no event later than 90 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s or the SEC’s website) to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b) As soon as practicable, but in no event later than 45 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s or the SEC’s website) to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1  Tax Returns and Information.

The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or year that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends, provided that, if the 90th day is not a Business Day, then the 90th day shall be deemed to be the next Business Day. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2  Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(h) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3  Tax Controversies.

Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4  Withholding.

The General Partner may treat taxes paid by the Partnership on behalf of all or less than all of the Partners either as a distribution of cash to such Partners or as a general expense of the Partnership, as determined appropriate under the circumstances by the General Partner.

Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code, or established under any foreign law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 or Section 12.4(c) in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1  Admission of Limited Partners.

(a) Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, Memorial Resource and the Underwriters as described in Article V, such parties shall, by acceptance of such Partnership Interests, and upon being reflected in the books and records of the Partnership as the Record Holders of such Partnership Interests, be admitted to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them and be bound by this Agreement, all with or without execution of this Agreement.

(b) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation or conversion pursuant to Article XIV, and except as provided in Section 4.9, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer, issuance or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement, and (iv) makes any consents, acknowledgements or waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.9.

(c) The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1.

(d) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(b).

Section 10.2  Admission of Successor General Partner.

A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or Section 11.2 or the transfer of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor is hereby authorized to and shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3  Amendment of Agreement and Certificate of Limited Partnership.

To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1  Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor- in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) if the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise upon the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv) or (v) or 11.1(a)(vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Central Time, on September 30, 2021 the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Central Time, on September 30, 2021 the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2  Removal of the General Partner.

The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and Unitholders holding a majority of the outstanding Subordinated Units (if any Subordinated Units are then Outstanding) voting as a class (including, in each case, Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3  Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest (represented by General Partner Units) and its general partner interest (or equivalent interest), if any, in the other Group Members and all of its or its Affiliates’ Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner, the value of the Incentive Distribution Rights and the General Partner Interest (represented by General Partner Units) and other factors it may deem relevant, but shall not discount the value of the Combined Interest for illiquidity or minority interest status.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an investment banking firm or other independent expert selected pursuant to (and following the guidelines set forth in) Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (y) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4  Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.

Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will immediately end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (iii) the General Partner will have the right to convert its General Partner Interest (represented by General Partner Units) and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor in accordance with Section 11.3.

Section 11.5  Withdrawal of Limited Partners.

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1  Dissolution.

The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or Section 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or Section 11.2 and such successor is admitted to the Partnership pursuant to Section 10.2;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2  Continuation of the Business of the Partnership After Dissolution.

Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner under the Delaware Act and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3  Liquidator.

Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4  Liquidation.

The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree; provided, however, that no Partner agreement is necessary in respect of any pro rata distribution in kind of freely tradable publicly-traded securities pursuant to this sentence. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704- 1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5  Cancellation of Certificate of Limited Partnership.

Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6  Return of Contributions.

The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7  Waiver of Partition.

To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8  Capital Account Restoration.

No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1  Amendments to be Adopted Solely by the General Partner.

Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the General Partner determines, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization or issuance of any class or series of Partnership Securities, or any options, warrants, rights and/or appreciation rights relating to Partnership Securities, pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a merger, conveyance or conversion pursuant to Section 14.3(d);

(l) any amendment contemplated by Section 4.9; or

(m) any other amendments substantially similar to the foregoing.

Section 13.2  Amendment Procedures.

Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so in its sole discretion, and, in declining to propose or approve an amendment to this Agreement, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. An amendment to this Agreement shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 or Section 13.3, the holders of a Unit Majority, unless a greater or different percentage of Outstanding Units is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has either (i) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such amendment is publicly available on such system or (ii) made such amendment available on any publicly available website maintained by the Partnership.

Section 13.3  Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of (i) in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage or (ii) in the case of Section 11.2 or Section 13.4, increasing such percentages, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced or increased, as applicable.

(b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c) or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4  Special Meetings.

All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5  Notice of a Meeting.

Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6  Record Date.

For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7  Adjournment.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8  Waiver of Notice; Approval of Meeting.

The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9  Quorum and Voting.

The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) that are represented at such meeting either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10  Conduct of a Meeting.

The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11  Action Without a Meeting.

If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all Limited Partners in connection with a matter approved by the holders of the requisite percentage of Units acting by written consent without a meeting.

Section 13.12  Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the

Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1  Authority.

The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Section 14.2  Procedure for Merger, Consolidation or Conversion.

(a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) name and state of domicile of each of the business entities proposing to merge or consolidate;

(ii) the name and state of domicile of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

(c) If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity;

(v) in an attachment or exhibit, the certificate of limited partnership of the Partnership; and

(vi) in an attachment or exhibit, the certificate of limited partnership, articles of incorporation, or other organizational documents of the converted entity;

(vii) the effective time of the conversion, which may be the date of the filing of the articles of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such articles of conversion, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such articles of conversion and stated therein); and

(viii) such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.

Section 14.3  Approval by Limited Partners.

(a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Section 14.3(d) and Section 14.3(e), the Merger Agreement or Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement or Plan of Conversion, as the case may be, effects an amendment to any provision of this Agreement that, if contained in an amendment to this Agreement adopted pursuant to Article XIII, would require for its approval the vote or consent of a greater percentage of the

Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement or the Plan of Conversion, as the case may be.

(c) Except as provided in Section 14.3(d) and Section 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or articles of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or Plan of Conversion, as the case may be.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner as compared to its limited liability under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the General Partner determines that the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner as compared to its limited liability under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (B) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Securities to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Securities (other than Incentive Distribution Rights) Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4  Certificate of Merger or Articles of Conversion.

Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or the Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5  Effect of Merger, Consolidation or Conversion.

(a) At the effective time of the merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the conversion:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and may be pursued by such creditors and obligees as if the conversion did not occur;

(v) a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior partners without any need for substitution of parties; and

(vi) the Partnership Units that are to be converted into partnership interests, shares, evidences of ownership, or other securities in the converted entity as provided in the plan of conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1  Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) “Current Market Price” as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) “Closing Price” for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interests of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner; and (iii) “Trading Day” means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted for trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted for trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Article IV, Article V, Article VI, and Article XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Article IV, Article V, Article VI, and Article XII).

(c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1  Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing”, “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2  Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3  Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4  Integration.

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5  Creditors.

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6  Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7  Third-Party Beneficiaries.

Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8  Counterparts.

This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) or (b) without execution hereof.

Section 16.9  Applicable Law.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware, in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; and

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.10  Invalidity of Provisions.

If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provisions and/or part shall be reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11  Consent of Partners.

Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12  Facsimile and Email Signatures.

The use of facsimile signatures and signatures delivered by email in portable document format (.pdf) affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

MEMORIAL PRODUCTION PARTNERS GP LLC

By:
Name:     John A. Weinzierl

Title:	President and Chief Executive Officer

ORGANIZATIONAL LIMITED PARTNER:

MEMORIAL RESOURCE DEVELOPMENT LLC

By:
Name:     John A. Weinzierl

Title:	President and Chief Executive Officer

LIMITED PARTNER:

MEMORIAL RESOURCE DEVELOPMENT LLC

By:
Name:     John A. Weinzierl

Title:	President and Chief Executive Officer

Signature Page to First Amended and Restated Agreement of Limited Partnership
of Memorial Production Partners LP

EXHIBIT A

to the First Amended and Restated
Agreement of Limited Partnership of
Memorial Production Partners LP

Certificate Evidencing Common Units
Representing Limited Partner Interests in
Memorial Production Partners LP

No.	Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Memorial Production Partners LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), Memorial Production Partners LP, a Delaware limited partnership (the “Partnership”), hereby certifies that           (the “Holder”) is the registered owner of           Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 1401 McKinney, Suite 1025, Houston, Texas 77010. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF MEMORIAL PRODUCTION PARTNERS LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF MEMORIAL PRODUCTION PARTNERS LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE MEMORIAL PRODUCTION PARTNERS LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). MEMORIAL PRODUCTION PARTNERS GP LLC, THE GENERAL PARTNER OF MEMORIAL PRODUCTION PARTNERS LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF MEMORIAL PRODUCTION PARTNERS LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	Memorial Production Partners LP

	By:	Memorial Production Partners GP LLC

By:

Chief Executive Officer

By:

Secretary

Countersigned and Registered by:

[          ]

as Transfer Agent and Registrar

By:
Authorized Signature

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM — as tenants in common	UNIF GIFT/TRANSFERS MIN ACT

TEN ENT — as tenants by the entireties		Custodian

	(Cust)		(Minor)

JT TEN — as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS OF
MEMORIAL PRODUCTION PARTNERS LP

FOR VALUE RECEIVED,            hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

           Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint           as its attorney-in-fact with full power of substitution to transfer the same on the books of Memorial Production Partners LP.

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

(Signature)

(Signature)

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

APPENDIX B

Glossary of Terms

The following includes a description of the meanings of some of the oil and natural gas industry terms used in this prospectus.

Analogous Reservoir:  Analogous reservoirs, as used in resource assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, analogous reservoir refers to a reservoir that shares all of the following characteristics with the reservoir of interest: (i) the same geological formation (but not necessarily in pressure communication with the reservoir of interest); (ii) the same environment of deposition; (iii) similar geologic structure; and (iv) the same drive mechanism.

API Gravity:  A system of classifying oil based on its specific gravity, whereby the greater the gravity, the lighter the oil.

Basin:  A large depression on the earth’s surface in which sediments accumulate.

Bbl:  One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bbl/d:  One Bbl per day.

Bcf:  One billion cubic feet of natural gas.

Bcfe:  One billion cubic feet of natural gas equivalent.

Boe:  One barrel of oil equivalent, calculated by converting natural gas to oil equivalent barrels at a ratio of six Mcf of natural gas to one Bbl of oil.

Boe/d:  One Boe per day.

Btu:  One British thermal unit, the quantity of heat required to raise the temperature of a one-pound mass of water by one degree Fahrenheit.

Deterministic Estimate:  The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering or economic data) in the reserves calculation is used in the reserves estimation procedure.

Development Project:  A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

Developed Acreage:  The number of acres which are allocated or assignable to producing wells or wells capable of production.

Development Well:  A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Differential:  An adjustment to the price of oil or natural gas from an established spot market price to reflect differences in the quality and/or location of oil or natural gas.

Dry Hole Or Dry Well:  A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production would exceed production expenses and taxes.

Economically Producible:  The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation.

The value of the products that generate revenue shall be determined at the terminal point of oil and natural gas producing activities.

Estimated Ultimate Recovery:  Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

Exploitation:  A development or other project which may target proven or unproven reserves (such as probable or possible reserves), but which generally has a lower risk than that associated with exploration projects.

Exploratory Well:  A well drilled to find and produce oil and natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

Field:  An area consisting of a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations.

Gross Acres or Gross Wells:  The total acres or wells, as the case may be, in which we have working interest.

MBbl:  One thousand Bbls.

MBbls/d:  One thousand Bbls per day.

MBoe:  One thousand Boe.

MBoe/d:  One thousand Boe per day.

MBtu:  One thousand Btu.

MBtu/d:  One thousand Btu per day.

Mcf:  One thousand cubic feet of natural gas.

Mcf/d:  One Mcf per day.

MMBtu:  One million British thermal units.

MMcf:  One million cubic feet of natural gas.

MMcfe:  One million cubic feet of natural gas equivalent.

Net Acres or Net Wells:  Gross acres or wells, as the case may be, multiplied by our working interest ownership percentage working interest.

Net Production:  Production that is owned by us less royalties and production due others.

Net Revenue Interest:  A working interest owner’s gross working interest in production less the royalty, overriding royalty, production payment and net profits interests.

NGLs:  The combination of ethane, propane, butane and natural gasolines that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

NYMEX:  New York Mercantile Exchange.

Oil:  Oil and condensate and natural gas liquids.

Operator:  The individual or company responsible for the exploration and/or production of an oil or natural gas well or lease.

Play:  A geographic area with hydrocarbon potential.

Probabilistic Estimate:  The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrences.

Productive Well:  A well that produces commercial quantities of hydrocarbons, exclusive of its capacity to produce at a reasonable rate of return.

Proved Developed Reserves:  Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

Proved Reserve Additions:  The sum of additions to proved reserves from extensions, discoveries, improved recovery, acquisitions and revisions of previous estimates.

Proved Reserves:  Those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced, or the operator must be reasonably certain that it will commence the project, within a reasonable time. The area of the reservoir considered as proved includes (i) the area identified by drilling and limited by fluid contacts, if any, and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or natural gas on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons, LKH, as seen in a well penetration unless geoscience, engineering or performance data and reliable technology establishes a lower contact with reasonable certainty. Where direct observation from well penetrations has defined a highest known oil, HKO, elevation and the potential exists for an associated natural gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when (i) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (ii) the project has been approved for development by all necessary parties and entities, including governmental entities. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the twelve-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Proved Undeveloped Reserves:  Proved oil and natural gas reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Realized Price:  The cash market price less all expected quality, transportation and demand adjustments.

Recompletion:  The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reliable Technology:  Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Reserves:  Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and natural gas or related substances to market and all permits and financing required to implement the project. Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Reserve Life:  A measure of the productive life of an oil and natural gas property or a group of properties, expressed in years. Reserve life is calculated by dividing proved reserve volumes at year-end by production volumes. In our calculation of reserve life, production volumes are based on annualized fourth quarter production and are adjusted, if necessary, to reflect property acquisitions and dispositions.

Reservoir:  A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

Resources:  Resources are quantities of oil and natural gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable and another portion may be considered unrecoverable. Resources include both discovered and undiscovered accumulations.

Spacing:  The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres (e.g., 40-acre spacing) and is often established by regulatory agencies.

Spot Price:  The cash market price without reduction for expected quality, transportation and demand adjustments.

Standardized Measure:  The present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our standardized measure. Standardized measure does not give effect to derivative transactions.

Undeveloped Acreage:  Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Wellbore:  The hole drilled by the bit that is equipped for oil or natural gas production on a completed well. Also called well or borehole.

Working Interest:  An interest in an oil and natural gas lease that gives the owner of the interest the right to drill for and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

Workover:  Operations on a producing well to restore or increase production.

WTI:  West Texas Intermediate.

The terms “analogous reservoir,” “development project,” “development well,” “economically producible,” “estimated ultimate recovery,” “exploratory well,” “probabilistic estimate,” “proved developed reserves,” “proved reserves,” “proved undeveloped reserves,” “reliable technology,” “reserves,” and “resources” are defined by the SEC.

APPENDIX C

Netherland, Sewell & Associates, Inc. Summary of December 31, 2010 Reserves

June 17, 2011

Mr. Doug Redmond
BlueStone Natural Resources
2100 South Utica, Suite 200
Tulsa, Oklahoma 74114

Dear Mr. Redmond:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2010, to the BlueStone Natural Resources (BlueStone) interest in certain oil and gas properties located in Texas. As requested, the BlueStone working and net revenue interests shown in this report include the interests being acquired from BP America Production Company. It is our understanding that this acquisition had an effective date of January 1, 2011, and closed on May 31, 2011. We completed our evaluation on May 23, 2011. It is our understanding that the proved reserves estimated in this report constitute approximately 96 percent of all proved reserves owned by BlueStone. The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities — Oil and Gas. Definitions are presented immediately following this letter. As specified by BlueStone, all of these proved reserves will be contributed to Memorial Production Partners LP (Memorial) at the closing of its anticipated Master Limited Partnership initial public offering. This report has been prepared for BlueStone’s use in the upcoming Master Limited Partnership transaction; in our opinion, the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

We estimate the net reserves and future net revenue to the BlueStone interest in these properties, as of December 31, 2010, to be:

	Net Reserves		Future Net Revenue ($)
	Oil	Gas		Present Worth
Category	(Barrels)	(MCF)	Total	at 10%

Proved Developed Producing	243,205	106,668,195	250,009,600	139,071,100
Proved Developed Non-Producing	180,410	40,003,477	101,986,500	41,119,900
Proved Undeveloped	62,635	22,571,840	42,361,800	8,975,200

Total Proved	486,251	169,243,516	394,357,800	189,166,200

Totals may not add because of rounding.

The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases.

4500 Thanksgiving Tower • 1601 Elm Street • Dallas, Texas 75201-4754	nsai@nsai-petro.com
Ph. 214-969-5401 • Fax: 214-969-5411

1221 Lamar Street, Suite 1200 • Houston, Texas 77010-3072	netherlandsewell.com
Ph. 713-654-4950 • fax: 713-654-4951

The estimates shown in this report are for proved reserves. As requested, probable and possible reserves that exist for these properties have not been included. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Future gross revenue to the BlueStone interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, and operating expenses but before consideration of any income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money. Future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2010. For oil volumes, the average West Texas Intermediate posted price of $75.96 per barrel is adjusted by field for quality, transportation fees, and regional price differentials. For gas volumes, the average Henry Hub spot price of $4.376 per MMBTU is adjusted by field for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties. For the proved reserves, the average adjusted product prices weighted by production over the remaining lives of the properties are $74.59 per barrel of oil and $4.495 per MCF of gas.

Lease and well operating costs used in this report are based on operating expense records of BlueStone. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties are limited to direct lease- and field-level costs and BlueStone’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Lease and well operating costs are held constant throughout the lives of the properties. Capital costs are included as required for workovers, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the BlueStone interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on BlueStone receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that our projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.

For the purposes of this report, we used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and guidelines. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The data used in our estimates were obtained from BlueStone, public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. (NSAI) and were accepted as accurate. Supporting geoscience, performance, and work data are on file in our office. The titles to the properties have not been examined by NSAI, nor has the actual degree or type of interest owned been independently confirmed. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By: /s/ Richard B. Talley, Jr. Richard B. Talley, Jr., P.E. 102425 Vice President	By: /s/ David E. Nice David E. Nice, P.G. 346 Vice President

Date Signed: June 17, 2011	Date Signed: June 17, 2011

RBT:EBL

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates, Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.

DEFINITIONS OF OIL AND GAS RESERVES
Adapted from U.S. Securities and Exchange Commission Regulation S-X Section 210.4-10(a)

The following definitions are set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Section 210.4-10(a). Also included is supplemental information from (1) the 2007 Petroleum Resources Management System approved by the Society of Petroleum Engineers, (2) the FASB Accounting Standards Codification Topic 932, Extractive Activities — Oil and Gas, and (3) the SEC’s Compliance and Disclosure Interpretations.

(1) Acquisition of properties.  Costs incurred to purchase, lease or otherwise acquire a property, including costs of lease bonuses and options to purchase or lease properties, the portion of costs applicable to minerals when land including mineral rights is purchased in fee, brokers’ fees, recording fees, legal costs, and other costs incurred in acquiring properties.

(2) Analogous reservoir.  Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i)	Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

(ii)	Same environment of deposition;

(iii)	Similar geological structure; and

(iv)	Same drive mechanism.

Instruction to paragraph (a)(2):  Reservoir properties must, in the aggregate, be no more favorable in the analog than in the reservoir of interest.

(3) Bitumen.  Bitumen, sometimes referred to as natural bitumen, is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis. In its natural state it usually contains sulfur, metals, and other non-hydrocarbons.

(4) Condensate.  Condensate is a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

(5) Deterministic estimate.  The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

(6) Developed oil and gas reserves.  Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Definitions - Page 1 of 10

DEFINITIONS OF OIL AND GAS RESERVES
Adapted from U.S. Securities and Exchange Commission Regulation S-X Section 210.4-10(a)

Supplemental definitions from the 2007 Petroleum Resources Management System:

Developed Producing Reserves — Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing Reserves — Developed Non-Producing Reserves include shut-in and behind-pipe Reserves. Shut-in Reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not yet started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future recompletion prior to start of production. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

(7) Development costs.  Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(i)	Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines, and power lines, to the extent necessary in developing the proved reserves.

(ii)	Drill and equip development wells, development-type stratigraphic test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the wellhead assembly.

(iii)	Acquire, construct, and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems.

(iv)	Provide improved recovery systems.

(8) Development project.  A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field, or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

(9) Development well.  A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

(10) Economically producible.  The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities as defined in paragraph (a)(16) of this section.

(11) Estimated ultimate recovery (EUR).  Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

Definitions - Page 2 of 10

DEFINITIONS OF OIL AND GAS RESERVES
Adapted from U.S. Securities and Exchange Commission Regulation S-X Section 210.4-10(a)

(12) Exploration costs.  Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as prospecting costs) and after acquiring the property. Principal types of exploration costs, which include depreciation and applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(i)	Costs of topographical, geographical and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies. Collectively, these are sometimes referred to as geological and geophysical or “G&G” costs.

(ii)	Costs of carrying and retaining undeveloped properties, such as delay rentals, ad valorem taxes on properties, legal costs for title defense, and the maintenance of land and lease records.

(iii)	Dry hole contributions and bottom hole contributions.

(iv)	Costs of drilling and equipping exploratory wells.

(v)	Costs of drilling exploratory-type stratigraphic test wells.

(13) Exploratory well.  An exploratory well is a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well as those items are defined in this section.

(14) Extension well.  An extension well is a well drilled to extend the limits of a known reservoir.

(15) Field.  An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field which are separated vertically by intervening impervious strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms “structural feature” and “stratigraphic condition” are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.

(16) Oil and gas producing activities.

(i)	Oil and gas producing activities include:

(A)	The search for crude oil, including condensate and natural gas liquids, or natural gas (“oil and gas”) in their natural states and original locations;

(B)	The acquisition of property rights or properties for the purpose of further exploration or for the purpose of removing the oil or gas from such properties;

(C)	The construction, drilling, and production activities necessary to retrieve oil and gas from their natural reservoirs, including the acquisition, construction, installation, and maintenance of field gathering and storage systems, such as:

(1)	Lifting the oil and gas to the surface; and

Definitions - Page 3 of 10

DEFINITIONS OF OIL AND GAS RESERVES
Adapted from U.S. Securities and Exchange Commission Regulation S-X Section 210.4-10(a)

(2)	Gathering, treating, and field processing (as in the case of processing gas to extract liquid hydrocarbons); and

(D)	Extraction of saleable hydrocarbons, in the solid, liquid, or gaseous state, from oil sands, shale, coalbeds, or other nonrenewable natural resources which are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction.

Instruction 1 to paragraph (a)(16)(i):  The oil and gas production function shall be regarded as ending at a “terminal point”, which is the outlet valve on the lease or field storage tank. If unusual physical or operational circumstances exist, it may be appropriate to regard the terminal point for the production function as:

a.	The first point at which oil, gas, or gas liquids, natural or synthetic, are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal; and

b.	In the case of natural resources that are intended to be upgraded into synthetic oil or gas, if those natural resources are delivered to a purchaser prior to upgrading, the first point at which the natural resources are delivered to a main pipeline, a common carrier, a refinery, a marine terminal, or a facility which upgrades such natural resources into synthetic oil or gas.

Instruction 2 to paragraph (a)(16)(i):  For purposes of this paragraph (a)(16), the term saleable hydrocarbons means hydrocarbons that are saleable in the state in which the hydrocarbons are delivered.

(ii)	Oil and gas producing activities do not include:

(A)	Transporting, refining, or marketing oil and gas;

(B)	Processing of produced oil, gas, or natural resources that can be upgraded into synthetic oil or gas by a registrant that does not have the legal right to produce or a revenue interest in such production;

(C)	Activities relating to the production of natural resources other than oil, gas, or natural resources from which synthetic oil and gas can be extracted; or

(D)	Production of geothermal steam.

(17) Possible reserves.  Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i)	When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii)	Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii)	Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

Definitions - Page 4 of 10

DEFINITIONS OF OIL AND GAS RESERVES
Adapted from U.S. Securities and Exchange Commission Regulation S-X Section 210.4-10(a)

(iv)	The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v)	Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi)	Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

(18) Probable reserves.  Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i)	When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii)	Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii)	Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv)	See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

(19) Probabilistic estimate.  The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

(20) Production costs.

(i)	Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of

Definitions - Page 5 of 10

DEFINITIONS OF OIL AND GAS RESERVES
Adapted from U.S. Securities and Exchange Commission Regulation S-X Section 210.4-10(a)

operating and maintaining those wells and related equipment and facilities. They become part of the cost of oil and gas produced. Examples of production costs (sometimes called lifting costs) are:

(A)	Costs of labor to operate the wells and related equipment and facilities.

(B)	Repairs and maintenance.

(C)	Materials, supplies, and fuel consumed and supplies utilized in operating the wells and related equipment and facilities.

(D)	Property taxes and insurance applicable to proved properties and wells and related equipment and facilities.

(E)	Severance taxes.

(ii)	Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil and gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the cost of oil and gas produced along with production (lifting) costs identified above.

(21) Proved area.  The part of a property to which proved reserves have been specifically attributed.

(22) Proved oil and gas reserves.  Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)	The area of the reservoir considered as proved includes:

(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)	Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)	In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)	Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

Definitions - Page 6 of 10

DEFINITIONS OF OIL AND GAS RESERVES
Adapted from U.S. Securities and Exchange Commission Regulation S-X Section 210.4-10(a)

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)	Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)	Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

(23) Proved properties.  Properties with proved reserves.

(24) Reasonable certainty.  If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

(25) Reliable technology.  Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

(26) Reserves.  Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26):  Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Definitions - Page 7 of 10

DEFINITIONS OF OIL AND GAS RESERVES
Adapted from U.S. Securities and Exchange Commission Regulation S-X Section 210.4-10(a)

Excerpted from the FASB Accounting Standards Codification Topic 932, Extractive Activities — Oil and Gas:

932-235-50-30 A standardized measure of discounted future net cash flows relating to an entity’s interests in both of the following shall be disclosed as of the end of the year:

a.	Proved oil and gas reserves (see paragraphs 932-235-50-3 through 50-11B)

b.	Oil and gas subject to purchase under long-term supply, purchase, or similar agreements and contracts in which the entity participates in the operation of the properties on which the oil or gas is located or otherwise serves as the producer of those reserves (see paragraph 932-235-50-7).

The standardized measure of discounted future net cash flows relating to those two types of interests in reserves may be combined for reporting purposes.

932-235-50-31 All of the following information shall be disclosed in the aggregate and for each geographic area for which reserve quantities are disclosed in accordance with paragraphs 932-235-50-3 through 50-11B:

a.	Future cash inflows. These shall be computed by applying prices used in estimating the entity’s proved oil and gas reserves to the year-end quantities of those reserves. Future price changes shall be considered only to the extent provided by contractual arrangements in existence at year-end.

b.	Future development and production costs. These costs shall be computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. If estimated development expenditures are significant, they shall be presented separately from estimated production costs.

c.	Future income tax expenses. These expenses shall be computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to the entity’s proved oil and gas reserves, less the tax basis of the properties involved. The future income tax expenses shall give effect to tax deductions and tax credits and allowances relating to the entity’s proved oil and gas reserves.

d.	Future net cash flows. These amounts are the result of subtracting future development and production costs and future income tax expenses from future cash inflows.

e.	Discount. This amount shall be derived from using a discount rate of 10 percent a year to reflect the timing of the future net cash flows relating to proved oil and gas reserves.

f.	Standardized measure of discounted future net cash flows. This amount is the future net cash flows less the computed discount.

(27) Reservoir.  A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(28) Resources.  Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

Definitions - Page 8 of 10

DEFINITIONS OF OIL AND GAS RESERVES
Adapted from U.S. Securities and Exchange Commission Regulation S-X Section 210.4-10(a)

(29) Service well.  A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

(30) Stratigraphic test well.  A stratigraphic test well is a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as “exploratory type” if not drilled in a known area or “development type” if drilled in a known area.

(31) Undeveloped oil and gas reserves.  Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)	Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)	Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

From the SEC’s Compliance and Disclosure Interpretations (October 26, 2009):

Although several types of projects — such as constructing offshore platforms and development in urban areas, remote locations or environmentally sensitive locations — by their nature customarily take a longer time to develop and therefore often do justify longer time periods, this determination must always take into consideration all of the facts and circumstances. No particular type of project per se justifies a longer time period, and any extension beyond five years should be the exception, and not the rule.

Factors that a company should consider in determining whether or not circumstances justify recognizing reserves even though development may extend past five years include, but are not limited to, the following:

•	The company’s level of ongoing significant development activities in the area to be developed (for example, drilling only the minimum number of wells necessary to maintain the lease generally would not constitute significant development activities);

•	The company’s historical record at completing development of comparable long-term projects;

•	The amount of time in which the company has maintained the leases, or booked the reserves, without significant development activities;

•	The extent to which the company has followed a previously adopted development plan (for example, if a company has changed its development plan several times without taking significant steps to implement any of those plans, recognizing proved undeveloped reserves typically would not be appropriate); and

Definitions - Page 9 of 10

DEFINITIONS OF OIL AND GAS RESERVES
Adapted from U.S. Securities and Exchange Commission Regulation S-X Section 210.4-10(a)

•	The extent to which delays in development are caused by external factors related to the physical operating environment (for example, restrictions on development on Federal lands, but not obtaining government permits), rather than by internal factors (for example, shifting resources to develop properties with higher priority).

(iii)	Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

(32) Unproved properties. Properties with no proved reserves.

Definitions - Page 10 of 10

APPENDIX D

Netherland, Sewell & Associates, Inc. Summary Reserve Report

June 17, 2011

Mr. Jay Graham
WHT Energy Partners LLC
950 Echo Lane, Suite 200
Houston, Texas 77024

Dear Mr. Graham:

In accordance with your request, we have audited the estimates prepared by WHT Energy Partners LLC (WHT), as of December 31, 2010, of the proved reserves and future revenue to the WHT interest in certain oil and gas properties located in De Soto Parish, Louisiana, and Panola and Rusk Counties, Texas. This report was prepared for use by WHT in an upcoming Master Limited Partnership (MLP) transaction. This audit includes all of the properties owned by WHT but only the 40 percent interest that will be conveyed to the MLP. The 100 percent interest owned by WHT was audited in our report dated June 2, 2011. With the exception of this interest change, we completed our evaluation on or about June 2, 2011. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and guidelines of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities — Oil and Gas. This report has been prepared for WHT’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth WHT’s estimates of the net reserves and future net revenue, as of December 31, 2010, for the audited properties:

		Net Reserves		Future Net Revenue (M$)
	Oil	NGL	Gas		Present Worth
Category	(MBBL)	(MBBL)	(MMCF)	Total	at 10%

Proved Developed Producing	692.8	2,884.9	55,189.7	257,764.5	103,028.9
Proved Developed Behind-Pipe	67.0	0.0	3,735.2	13,274.9	7,476.1
Proved Undeveloped	177.4	1,167.4	23,681.5	72,101.6	11,800.8

Total Proved	937.2	4,052.3	82,606.3	343,141.0	122,305.7

Totals may not add because of rounding.

The oil reserves shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

4500 Thanksgiving Tower • 1601 Elm Street • Dallas, Texas 75201-4754 •	nsai@nsai-petro.com
Ph. 214-969-5401 • Fax: 214-969-5411

1221 Lamar Street, Suite 1200 • Houston, Texas 77010-3072 •	netherlandsewell.com
Ph. 713-654-4950 • fax: 713-654-4951

When compared on a lease-by-lease basis, some of the estimates of WHT are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates of WHT’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by WHT in preparing the December 31, 2010, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by WHT.

The estimates shown herein are for proved reserves. WHT’s estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Prices used by WHT are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2010. For oil and NGL volumes, the average West Texas Intermediate posted price of $75.96 per barrel is adjusted by lease for quality, transportation fees, and a regional price differential. For gas volumes, the average Henry Hub spot price of $4.376 per MMBTU is adjusted by lease for energy content, compression charges, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $74.43 per barrel of oil, $34.18 per barrel of NGL, and $4.12 per MCF of gas.

Lease and well operating costs used by WHT are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of WHT are included to the extent that they are required to operate the properties. Lease and well operating costs are held constant throughout the lives of the properties. WHT’s estimates of capital costs are included as required for workovers, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of WHT and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by WHT with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of WHT’s overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by WHT, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES,
INC.
Texas Registered Engineering Firm F-2699

By:	/s/ C.H. (Scott) Rees III, P.E.
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ Justin S. Hamilton, P.E. 104999
Justin S. Hamilton, P.E. 104999
Vice President
Date Signed: June 17, 2011

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates, Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.

JSH:JLO

APPENDIX E

Miller and Lents, Ltd. Summary of January 1, 2011 Reserves

May 24, 2011

Mr. Donald P. Gann, Jr.
COO/Managing Partner
Classic Hydrocarbons Holdings, LP
One Ridgmar Centre
6500 West Freeway, Suite 222
Fort Worth, TX 76116

Re:	Reserves, Resources, and Future Net Revenues As of January 1, 2011

Dear Mr. Gann:

As requested, Miller and Lents, Ltd. (MLL) estimated the reserves as of January 1, 2011, and projected the future net revenues attributable to the interests of Classic Hydrocarbons Holdings, LP (Classic) in certain oil and gas properties located in East Texas. This report was prepared for use by Classic in an upcoming Master Limited Partnership transaction and was completed on May 24, 2011. Reserves and future net revenues estimates are for the specific group of properties which are to be included in the transaction and are the same estimates as those included in our report for Classic dated March 4, 2011. The only change made to our prior evaluation was higher overhead charges which were specified by Classic. No additional well data were reviewed. The aggregate results of MLL evaluations, using constant product prices and costs, are summarized below. In this table and for some summaries herein, MLL combined oil, condensate, and natural gas liquids (NGL) together as hydrocarbon “liquids.”

	Net Reserves		Future Net Revenues
				Discounted at
	Liquids,	Gas,	Undiscounted,	10% Per Year,
Reserves Category	MBbls.	MMcf	M$	M$

Proved Developed Producing	738.8	29,156.5	107,926.3	45,616.6
Proved Developed Nonproducing	2.2	963.9	1,476.9	468.8
Proved Undeveloped	286.8	3,705.8	20,566.4	6,602.9
Total Proved Reserves	1,027.8	33,826.2	129,669.6	52,688.3

Definitions

The reserves and resources reported herein conform to the standards of the Petroleum Resources Management System, which was prepared by the Oil and Gas Reserves Committee of the Society of Petroleum Engineers (SPE). The document (SPE-PRMS) was reviewed and jointly sponsored by the World Petroleum Council, the American Association of Petroleum Geologists, and the Society of Petroleum Evaluation Engineers. It was approved by the SPE Board of Directors in March 2007. Definitions from the SPE-PRMS are included in Appendix 1. The proved, probable, and possible reserves are also in accordance

Two Houston Center  •  909 Fannin Street, Suite 1300  •  Houston, Texas 77010
Telephone 713-651-9455  •  Telefax 713-654-9914  •  e-mail: mail@millerandlents.com

Mr. Donald P. Gann, Jr.	May 24, 2011

Classic Hydrocarbons Holdings, LP	Page 2

with the definitions contained in the Securities and Exchange Commission (SEC) Regulation S-X, Rule 4-10(a) as shown in Appendix 2.

Future net revenues as used herein are defined as the total gross revenues less royalty, production taxes, operating costs, and capital expenditures. Future net revenues do not include deductions for federal income tax. The future net revenues were discounted at 10 percent per year in accordance with SEC guidelines to illustrate the present value of future cash flows. Estimates of future net revenues and discounted future net revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves.

Economic Considerations

Constant prices were used throughout the life of production as in an SEC-style evaluation; however, the resources included would not be considered in an SEC report. The product prices used for valuing the reserves herein are in accordance with current SEC standards. The prices of $79.43 per barrel for oil, $55.60 per barrel for NGL’s, and $4.37 per MMBtu represent the average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2010, as provided by Classic. Price adjustments were made for each well or lease, based on differentials between benchmark and actual prices, as estimated by Classic, and include considerations such as gas Btu content, oil gravity, and transportation charges. The actual average prices used in this report for proved reserves, after appropriate adjustments, were $77.12 per barrel for oil, $55.60 per barrel for NGL’s, and $4.00 per Mcf for gas. Operating costs as of December 31, 2010 were provided by Classic. Costs include per-well and per-unit of production components that were held constant for the remaining economic life of each property. Ad valorem and severance taxes were projected based on recent averages, legislated rates, or adjustments used for tight gas wells in Texas. Capital costs for drilling and completion of future wells and recompletion of existing wells were provided by Classic and were based on recent experience. All future capital costs were unescalated.

Attachments

Figure 1 is a plot of historical and forecast production for Classic’s properties. Incremental layers of production are shown by reserves category. Figure 2 is a pie chart showing total proved net reserves and discounted future net revenues by reserves category. Figure 3 is a chart showing total proved net reserves and gross revenues to Classic by product. Figure 4 is a chart showing net proved reserves and associated future net revenues by area.

Exhibits 1 through 4 are summary totals by reserves category showing annual projections of reserves and cash flows. Exhibit 5 is a one-line summary showing reserves and future cash flows for each of our evaluation cases, grouped by reserves class, reserves category, field, and well name and are sorted alphabetically. Exhibits 6 through 89 are individual cash flow summaries for proved developed producing wells.

Other Considerations

The development schedule used in MLL’s evaluation was provided by Classic. Classic’s management gave us assurance of their commitment and ability to perform the development work as set forth in that schedule. The timing of production start from development drilling and from recompletions was based on estimates or schedules provided by Classic. Capital costs for development wells were generally incorporated into our cash flows two months before production start, and costs for recompletions were incorporated at the production start date.

Mr. Donald P. Gann, Jr.	May 24, 2011

Classic Hydrocarbons Holdings, LP	Page 3

Classic has indicated a significant change from prior years regarding the processing of their natural gas to recover NGL’s. Classic provided documentation of their current NGL processing arrangements and commitments from their gas marketer and processors for future NGL processing. They provided current processing statements which indicate the NGL yields achieved from gas processing and the percent of proceeds agreements in place. Classic also provided a letter from their gas marketer which indicates that future commitments of gas volumes would be covered by agreements that would have similar yield and percent of proceeds terms. Appropriate shrink factors have been applied to the gas streams to account for the forecasted NGL production. When compared to two MLL prior year reports, the NGL impact on economics and values is substantial.

Future costs of abandoning facilities and wells and any future costs of restoration of producing fields to satisfy environmental standards were not deducted from total revenues as such estimates are beyond the scope of this assignment.

Gas volumes are reported at the standard pressure base for the state of Texas of 14.65 pounds per square inch.

Well counts, as reported in the various economic output tables, actually represent completions and recompletions. Thus, a single well bore may be counted more than once in the total well count.

In conducting this evaluation, MLL relied upon production histories; accounting and cost data; ownership; geological, geophysical, and engineering data; and development plans supplied by Classic Hydrocarbons, Inc. and non-confidential data from public records or commercial data services. These data were accepted as represented, as verification of such data and information was beyond the scope of this assignment.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect MLL’s informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information. These uncertainties include, but are not limited to, (1) the utilization of analogous or indirect data and (2) the application of professional judgments. Government policies and market conditions different from those employed in this study may cause (1) the total quantity of oil, natural gas liquids, or gas to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report. At this time, MLL is not aware of any regulations that would affect Classic’s ability to recover the estimated reserves. Minor precision inconsistencies in subtotals may exist in the report due to truncation or rounding of aggregated values.

Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in Classic Hydrocarbons, Inc., or any affiliate. Our compensation for the required investigations and preparation of this report is not contingent on the results obtained and reported, and we have not performed other work that would affect our objectivity. Production of this report was supervised by Carl D. Richard, an officer of the firm, who is a licensed Professional Engineer

Mr. Donald P. Gann, Jr.	May 24, 2011

Classic Hydrocarbons Holdings, LP	Page 4

in the State of Texas with more than 25 years of relevant experience and is professionally qualified in the estimation, assessment, and evaluation of oil and gas reserves.

Very truly yours,

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

CDR/eb

9,000,000 Common Units
Representing Limited Partner Interests

Memorial Production Partners LP

PROSPECTUS
December 8, 2011

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Through and including January 2, 2012 (25 days after the date of this prospectus), all dealers that effect transactions in our common units, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer ’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.